DELIVERING
THE DIGITAL HOME



LIBERTY GLOBAL

2005 ANNUAL REPORT

TABLE OF CONTENTS





John C. Malone — Chairman



Michael T. Fries — President and CEO

THE DIGITAL HOME...

"THE BLANKET OF EVERYDAY LIFE IS INTERWOVEN
WITH DIGITAL TECHNOLOGY. REGARDLESS OF CULTURE OR COUNTRY,
THE TELEVISION, TELEPHONE, AND INTERNET UNITE AND CONNECT PEOPLE.
AT LIBERTY GLOBAL, THAT'S THE BUSINESS WE'RE IN
AND THAT'S WHAT WE'RE KNOWN FOR –
CONNECTING OUR CUSTOMERS TO THE DIGITAL WORLD."

LIBERTY GLOBAL DELIVERS

DEAR SHAREHOLDERS,

2005 was a year filled with achievement for Liberty Global. Since the business combination of Liberty Media International and UnitedGlobalCom in June, we have focused on solidifying our market reach, unifying our organization and management team, and strengthening our product and technology platforms. As a result, we ended 2005 with record operating and financial results, and a strong foundation for continued growth and value creation.

- Revenue increased 28% on a pro forma* basis to $5.2 billion
- Operating cash flow* increased 24% on a pro forma* basis to $1.8 billion, with net loss for the year of $80 million
- Organic subscriber growth of 1.25 million RGUs*, up by 50% compared to prior year pro forma* additions
- Total RGUs* increased 42% on a pro forma* basis to 19.2 million at December 31, 2005



* We describe the terms "operating cash flow," "pro forma" and "RGUs" on page 8.

5.2 We ended the year with $5.2 billion of revenue, 28% pro forma growth over 2004

1.8 We ended the year with $1.8 billion in OCF, 24% pro forma growth over 2004

MAKING THE DIGITAL HOME A REALITY



4.2 In Europe, we added over 4.2 million RGUs in 2005, including acquisitions

22 22 million homes across our global footprint are capable of taking advanced services

LIBERTY GLOBAL DELIVERS...



Digital video enhances life experiences.

At Liberty Global, we are uniquely positioned to continue our success in delivering entertainment, communications, and information services to the Digital Home. Our strategy of bundling advanced video, voice and Internet products has made us one of the fastest-growing broadband cable operators in the world today. It is clear that our customers value getting their digital services from one provider; one phone call, one truck roll, and one monthly bill.

As a result, consumer demand for our triple-play and, increasingly, quadruple-play products is strong and it should remain robust as we continue to leverage our state-of-the-art broadband footprint that reaches nearly 30 million homes. Our hybrid fiber-coax (HFC) networks are highly scalable and provide the feature-rich services that our customers want. For example, we launched voice-over IP (VoIP) services across seven new markets last year, and by year end, we reached over 11 million serviceable homes. Our 20-30 Mbps data products puts us in a leadership role in high-speed Internet access. And our digital video platforms are gearing up for high definition television which has already been a tremendous success for us in Japan.

In 2005, we set out to expand our footprint in core operating regions and, as a result, we added over four million RGUs in high-growth markets such as Switzerland, Japan, Romania, Ireland, and Australia. We believe we are uniquely positioned to create value by consolidating fragmented broadband cable operations in many of our international markets. We will also opportunistically rebalance our operating

4 Our acquisitions in 2005 added over 4 million RGUs to our footprint

250 We ended the year with over 250,000 VoIP customers

business to concentrate on higher growth markets, and exit markets where we do not have the scale required to compete effectively.

Last year we made considerable progress in advancing our content and programming initiatives. We invested in new and unexploited thematic channels and purchased the premium movie and sports rights to support key digital TV roll-outs in markets like the Netherlands. And our existing content businesses performed very well, most notably Jupiter TV in Japan and chellomedia in Europe.

Our board of directors and management team remain committed to maximizing shareholder value over the long-term. Liberty Global has an exciting future as a leading provider of advanced video, voice and Internet services internationally. In the pages that follow, you will learn more about our operations around the world.

Thank you for your continued support.

Sincerely,

Michael T. Fries
President and CEO

John C. Malone
Chairman

March 30, 2006

LIBERTY GLOBAL DELIVERS

TOTAL SUBSCRIBERS

VIDEO	VOICE	INTERNET	TOTAL RGUs
13,871,400	2,187,600	3,171,700	19,230,700

DENVER

THE AMERICAS

TOTAL SUBSCRIBERS

Video	Voice	Internet
396,200	381,100	339,800


SANTIAGO


Amsterdam

EUROPE

TOTAL SUBSCRIBERS

Video	Voice	Internet
10,815,500	895,200	1,967,700

JAPAN

TOTAL SUBSCRIBERS

Video	Voice	Internet
1,684,900	911,300	864,200


Tokyo

AUSTRALIA

TOTAL SUBSCRIBERS

Video
[illegible]74,800


Sydney

2005 HIGHLIGHTS

OPERATING HIGHLIGHTS

in thousands:	2003[3]	2004[3]	2005
Homes Passed	17,575	22,083	29,943
Two-way Homes Passed	12,558	16,654	21,648
Voice – Homes Serviceable	8,479	11,463	17,741
Internet – Homes Serviceable	12,522	16,638	21,266
Video Subscribers	8,545	9,963	13,871
Penetration (of homes passed)	47%	43%	46%
Voice Subscribers	1,237	1,516	2,188
Penetration (of homes serviceable)	15%	13%	12%
Internet Subscribers	1,491	2,082	3,172
Penetration (of homes serviceable)	12%	13%	15%
Total RGUs[1]	11,273	13,561	19,231
Total Customer Relationships	9,042	10,637	14,755
RGUs per customer	1.25	1.27	1.30

FINANCIAL HIGHLIGHTS

$ in millions:	2003	2004	2005
Revenue[3]			
Western Europe	$ 1,105	$ 1,524	$ 2,060
Central and Eastern Europe	362	469	652
Europe Broadband	1,467	1,993	2,712
Japan: J:COM[4]	1,233	1,505	1,662
Chile: VTR[4]	230	300	444
Other	208	238	333
Total Revenue	3,138	4,037	5,151
Operating Cash Flow[2][3]			
Western Europe	453	607	750
Central and Eastern Europe	127	177	256
Europe Broadband	580	784	1,006
Japan: J:COM[4]	428	590	636
Chile: VTR[4]	70	109	151
Corporate and other	(38)	(51)	(23)
Total Operating Cash Flow	1,040	1,431	1,771
Operating Income (loss)	(1)	(315)	251
Earning (loss) from Continuing Operations	21	(14)	(84)

(1) Revenue Generating Unit ("RGU") is separately an Analog Cable Subscriber, Digital Cable Subscriber, DTH Subscriber, MMDS Subscriber, Internet Subscriber or Telephone Subscriber. A home may contain one or more RGUs. For example, if a residential customer in our Austrian system subscribed to our digital cable service, telephone service and high-speed broadband Internet access service, the customer *would constitute three RGUs. "Total RGUs" is the sum of Analog Cable, Digital* Cable, DTH, MMDS, Internet and Telephone Subscribers.

(2) Operating Cash Flow ("OCF") is not a GAAP measure. Operating cash flow is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. As we use the term, operating cash flow is defined as revenue less operating and SG&A expenses (excluding depreciation and amortization, stock-based compensation and impairment, restructuring and other operating charges or credits). For more information, refer to note 21 to our consolidated financial statements, included elsewhere.

(3) J:COM and UnitedGlobalCom were first consolidated on January 1, 2005 and January 1, 2004, respectively. For comparative purposes and consistent with the presentation of our reportable segments, these presentations of revenue, operating cash flow and customer statistics are presented on a pro forma basis as of and for the years ended December 31, 2004 and 2003 assuming that both J:COM and UnitedGlobalCom were consolidated as of January 1, 2003. In the prior text, we refer to any 2003 and 2004 presentations that include J:COM and UnitedGlobalCom as pro forma.

(4) At December 31, 2005, we owned an 80% interest in VTR and an indirect 36.75% interest in J:COM. However, as we control both VTR and Super Media/J:COM, GAAP requires that we consolidate 100% of the revenue and expenses of these entities in our consolidated statements of operations. The minority owners' interests in the operating results of VTR, J:COM and other less significant majority owned subsidiaries are reflected in minority interests in losses (earnings) of subsidiaries, net in our consolidated statements of operations. It should be noted that our ability to consolidate J:COM will expire in February 2010 unless we and another party mutually agree otherwise. When reviewing and analyzing our operating results, it is important to keep in mind that other third party entities own significant interests in J:COM and VTR and that another party effectively has the ability to prevent our company from consolidating J:COM after February 2010.



$3,138
$4,037
$5,151
2003
2004
2005

REVENUE[3]
($ in millions)



$1,040
$1,431
$1,771
2003
2004
2005

OPERATING CASH FLOW[2][3]
($ in millions)



VIDEO
VOICE
INTERNET
11,273
13,561
19,231
2003
2004
2005

TOTAL RGUs[1][3]
(in thousands)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-51360

Liberty Global, Inc.

(Exact name of Registrant as specified in its charter)

State of Delaware *(State or other jurisdiction of incorporation or organization)*	**20-2197030** *(I.R.S. Employer Identification No.)*
12300 Liberty Boulevard **Englewood, Colorado** *(Address of principal executive offices)*	**80112** *(Zip Code)*

Registrant's telephone number, including area code:
(303) 220-6600

Securities registered pursuant to Section 12(b) of the Act:
none

Securities registered pursuant to Section 12(g) of the Act:
Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Check one:

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-1 of the Exchange Act. Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold, or the average bid and ask price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $10.893 billion.

The number of outstanding shares of Liberty Global, Inc.'s common stock as of February 22, 2006 was:

226,041,245 shares of Series A common stock;
7,323,570 shares of Series B common stock; and
234,863,543 shares of Series C common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the Registrant's 2006 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

(This page intentionally left blank)

PART I

BUSINESS

General Development of Business

Liberty Global, Inc. (LGI) is an international broadband communications provider of video, voice and Internet access services, with consolidated broadband operations in 19 countries (excluding Norway) outside of the continental United States at December 31, 2005, primarily in Europe, Japan and Chile. Through our indirect wholly owned subsidiary UGC Europe, Inc. (UGC Europe) and its wholly owned subsidiaries UPC Holding B.V. (UPC Holding) and Liberty Global Switzerland, Inc. (LG Switzerland) (collectively, Europe Broadband), we provide video, voice and Internet access services in 13 European countries at December 31, 2005 (excluding Norway). Through our indirect controlling ownership interest in Jupiter Telecommunications Co., Ltd. (J:COM), we provide video, voice and Internet access services in Japan. Through our indirect 80%-owned subsidiary VTR GlobalCom, S.A. (VTR), we provide video, voice and Internet access services in Chile. We also have (i) consolidated direct-to-home satellite operations in Australia, (ii) consolidated broadband communications operations in Puerto Rico, Brazil and Peru, (iii) non-controlling interests in broadband communications companies in Europe and Japan, (iv) consolidated interests in certain programming businesses in Europe and Argentina, and (v) non-controlling interests in certain programming businesses in Europe, Japan, Australia and the Americas. Our consolidated programming interests in Europe are primarily held through our indirect wholly owned subsidiary chellomedia B.V. (chellomedia), which also provides telecommunications and interactive digital services and owns or manages investments in various businesses in Europe. Certain of chellomedia's subsidiaries and affiliates provide programming and other services to Europe Broadband.

LGI was formed on January 13, 2005, for the purpose of effecting the combination of Liberty Media International, Inc. (LMI) and UnitedGlobalCom, Inc. (UGC). LMI is the predecessor to LGI and was formed on March 16, 2004, in contemplation of the spin off of certain international cable television and programming subsidiaries and assets of Liberty Media Corporation (Liberty Media), including a majority interest in UGC, an international broadband communications provider. We refer to these assets and subsidiaries of Liberty Media prior to June 2004, collectively as LMC International. On June 7, 2004, Liberty Media distributed to its stockholders, on a pro rata basis, all of the outstanding shares of LMI's common stock, and LMI became an independent, publicly traded company. As used in this document, the terms "we", "our", "our company", and "us" may refer, as the context requires, to LGI and its predecessors and subsidiaries.

On June 15, 2005, we completed certain mergers whereby LGI acquired all of the capital stock of UGC that LMI did not already own and LMI and UGC each became wholly owned subsidiaries of LGI (the LGI Combination). In the LGI Combination, (i) each outstanding share of LMI Series A common stock, LMI Series B common stock and LMI Series C common stock was exchanged for one share of the corresponding series of LGI common stock, and (ii) each outstanding share of UGC Class A common stock, UGC Class B common stock and UGC Class C common stock (other than those shares owned by LMI and its wholly owned subsidiaries) was converted into the right to receive for each share of common stock owned either (i) 0.2155 of a share of LGI Series A common stock and 0.2155 of a share of LGI Series C common stock (plus cash for any fractional share interest) or (ii) $9.58 in cash. Cash elections were subject to proration. The aggregate cash consideration paid to UGC's stockholders in the LGI Combination was just under $0.7 billion.

On September 6, 2005, LGI effected a stock split in the form of a stock dividend (the Stock Dividend) of LGI Series C common stock to holders of record of LGI Series A and Series B common stock as of 5:00 p.m., New York City time, on August 26, 2005, which was the record date for the Stock Dividend (the Record Date). In the Stock Dividend, holders received one share of LGI Series C common stock for each share of LGI Series A common stock, and one share of LGI Series C common stock for each share of LGI Series B common stock, held of record as of the Record Date. Unless otherwise indicated, all LGI and LMI share and per share amounts presented herein have been retroactively adjusted to give effect to the Stock Dividend, notwithstanding the fact that no shares of LGI Series C common stock were issued and outstanding prior to September 6, 2005.

Unless indicated otherwise, convenience translations into U.S. dollars are calculated as of December 31, 2005.

Recent Developments

Contributions and Acquisitions

Pursuant to a contribution agreement between Sumitomo Corporation (Sumitomo) and us, on December 28, 2004, our 45.45% equity interest in J:COM and a 19.78% equity interest in J:COM owned by Sumitomo were combined in a holding company named LGI/Sumisho Super Media, LLC, formerly known as LMI/Sumisho Super Media, LLC (Super Media). As a result of these transactions, we held a 69.68% non-controlling interest in Super Media, and Super Media held a 65.23% controlling interest in J:COM at December 31, 2004.

On February 18, 2005, J:COM announced an initial public offering of its common shares in Japan. Under the terms of the operating agreement of Super Media, our casting or tie-breaking vote with respect to decisions of the management committee of Super Media became effective upon this announcement. As a result, we began accounting for Super Media and J:COM as consolidated subsidiaries effective as of January 1, 2005. On March 23, 2005, J:COM completed its initial public offering and Sumitomo contributed to Super Media a portion of the 12.25% equity interest in J:COM that Sumitomo had retained following the December 2004 contribution. In April 2005, the underwriters in J:COM's initial public offering exercised their over-allotment option and in September 2005, Sumitomo contributed the balance of its equity interest in J:COM to Super Media. After giving effect to the foregoing, as of December 31, 2005, we held a 58.66% controlling interest in Super Media and Super Media held a 62.65% controlling interest in J:COM.

On January 7, 2005, chellomedia acquired an 87.5% interest in Zone Vision Networks Ltd. (Zone Vision) from its shareholders. The consideration for the transaction consisted of $50 million in cash and 351,110 shares of LGI Series A common stock and 351,110 shares of LGI Series C common stock, which are subject to certain vesting conditions. As part of the transaction, chellomedia contributed to Zone Vision the 49% shareholding it already held in Reality TV Ltd. and chellomedia's Club channel business. Zone Vision is a company focused on the ownership, management and distribution of pay television channels of third parties and its own channels.

On February 10, 2005, UPC Broadband Holding BV, an indirect wholly owned subsidiary of UGC Europe (UPC Broadband Holding), acquired 100% of the shares in Telemach d.o.o., a broadband communications provider in Slovenia, for cash consideration of €71 million ($91.4 million at the transaction date).

On April 1, 2005, a subsidiary of UPC Holding exercised its call right and purchased the remaining 19.9% minority interest in UPC Broadband France SAS (UPC Broadband France) that it did not already own for €90.1 million ($116 million at the transaction date) in cash, taking our ownership in UPC Broadband France to 100%. UPC Broadband France is the owner of our French broadband video and Internet access operation, which includes Suez-Lyonnaise Télécom SA (Noos), a provider of digital and analog cable television services and high-speed Internet access services in France, which we acquired in July 2004.

On April 13, 2005, VTR, which at the time was a wholly-owned subsidiary of UGC, completed its combination with Metrópolis Intercom S.A. (Metrópolis), a Chilean broadband distribution company. Prior to the combination, LMI owned a 50% interest in Metrópolis, with the remaining 50% interest owned by Cristalerías de Chile S.A. (CCC). As consideration for CCC's interest in Metrópolis, (i) VTR issued 11.4 million shares of its common stock to CCC, representing 20% of the outstanding economic and voting shares of VTR subsequent to the transaction, (ii) VTR assumed certain indebtedness owed by Metrópolis to CristalChile Inversiones S.A., an affiliate of CCC, in the amount of CLP6.1 billion ($10.5 million at the transaction date), and (iii) UGC granted CCC the right to put its 20% interest in VTR to UGC at fair value, subject to a minimum purchase price of $140 million, which put is exercisable beginning on April 13, 2006 and expires on April 13, 2015. Final regulatory approval for the combination, which was obtained in March 2005, imposed certain conditions on the combined entity. The most significant of these conditions require that the combined entity (i) re-sell broadband capacity to third party Internet service providers on a wholesale basis;

(ii) activate two-way capacity to two million homes passed within five years from the consummation date of the combination; and (iii) for three years after the consummation date of the combination, limit basic tier price increases to the rate of inflation, plus a programming cost escalator.

On May 9, 2005, our indirect wholly owned subsidiary, UPC Ireland B.V. (UPC Ireland), entered into an agreement to acquire MS Irish Cable Holding B.V. (MS Irish Cable), subject to regulatory approval. MS Irish Cable acquired NTL Communications (Ireland) Limited, NTL Irish Networks Limited and certain related assets (together NTL Ireland) with funds provided by a loan from UPC Ireland. UPC Ireland closed the acquisition of MS Irish Cable on December 12, 2005, following receipt of regulatory approval. The total cash purchase price for the acquisition was €333.4 million ($428.2 million at May 9, 2005) (excluding direct acquisition costs). NTL Ireland, Ireland's largest cable television operator, provides cable television and broadband Internet services to residential customers and managed network services to corporate customers in Ireland.

On September 30, 2005, J:COM purchased all of the outstanding shares of Odakyu Telecommunication Services Co., Ltd., now known as J:COM Setamachi Co. Ltd. (J:COM Setamachi) for cash of ¥9,200 million ($81 million at the transaction date). J:COM Setamachi provides cable television and high speed Internet access services in Japan, including Tokyo's Setagaya ward and the cities of Machida, Kawasaki and Yokohama.

On October 14, 2005, we acquired, through an indirect wholly owned subsidiary, 7.7 million shares of Telenet Group Holding NV (Telenet) for cash of €160.2 million ($193.7 million at the transaction date) in connection with Telenet's initial public offering. After giving effect to this acquisition and Telenet's initial public offering, we and Belgian Cable Investors LLC (Belgian Cable Investors), a partnership that is majority owned and controlled by us, increased our combined economic ownership in Telenet from 14.1% to 19.89% but will continue to exercise voting control over a total of 21.5% of the Telenet shares. Belgian Cable Investors additionally holds call options to acquire 25.4 million shares in Telenet.

On October 14, 2005, UPC Romania S.A., our indirect wholly owned subsidiary, completed its acquisition of Astral Telecom S.A. (Astral) from a group of Romanian entrepreneurs and foreign investors for a cash purchase price of $407.1 million. Astral is one of Romania's largest broadband telecommunications operators.

On October 24, 2005, LG Switzerland completed the purchase of all the issued share capital of Cablecom Holdings AG (Cablecom), which is the indirect parent company of Swiss cable operator Cablecom GmbH, for a cash purchase price of CHF2.8 billion ($2.2 billion at the transaction date). The acquisition was funded through a combination of (i) a €550 million ($667 million at the borrowing date) split-coupon floating rate payment-in-kind loan (PIK Loan) borrowed by LG Switzerland, (ii) a new offering of €300 million ($363 million at the borrowing date) 8.625% Senior Notes due 2014 by UPC Holding, and (iii) available cash.

On November 23, 2005, a subsidiary of chellomedia acquired the 50% interest it did not already own in certain businesses that provide thematic television channels in the Iberian market (Spain and Portugal) (IPS). We acquired the 50% interest for $62.8 million.

On December 14, 2005, we increased our indirect ownership of Austar United Communications Ltd. (Austar) from a non-controlling interest to a controlling interest, which was 54% (51% on a fully diluted basis) as of December 31, 2005, for net cash consideration of A$204.9 million ($154.9 million at the transaction date). Austar provides satellite pay television services, Internet access and mobile telephony services to subscribers in regional and rural Australia and the cities of Hobart and Darwin.

On March 2, 2006, our subsidiary, UPC Austria GmbH, acquired all the outstanding shares of Inode Telekommunidationsdienstleistungs GmbH (Inode) for cash consideration of €93 million ($111 million at the transaction date). Inode is one of Austria's leading DSL companies.

Other smaller transactions during 2005 and early 2006 include: J:COM's 2005 increase of its interest in Cable Television Kobe, Inc. from 20.4% to 65.13%; J:COM's 2005 acquisition of an approximate 92% equity interest in Chofu Cable, Inc.; UPC Romania S.A.'s 2005 acquisition of Conex Sat SRL; chellomedia's 2005 acquisition of the content business of Canal+ Netherlands; J:COM's 2006 acquisition of an 81% equity interest in Rokko Island Cable Vision Co. Ltd.; and J:COM's 2006 increase of its interest in Kansai Multimedia Service from 25.75% to 64.0%.

Dispositions

On December 19, 2005, we agreed to sell our Norwegian cable business, UPC Norge AS (UPC Norway). Following receipt of Norwegian regulatory approval, on January 19, 2006, we completed the sale of UPC Norway for €448 million ($542 million at the transaction date).

On November 8, 2005, we received cash consideration of €276.4 million ($325.6 million at the transaction date) in connection with the disposition of our 19% ownership interest in SBS Broadcasting S.A. SBS Broadcasting S.A. was a commercial television and radio broadcasting company in Europe.

During 2005, we also sold our interest in Fox Pan America Sports, LLC (FPAS), Torneos y Competenias S.A. (TyC), EWT Holding GmbH (EWT), The Wireless Group plc and a subscription right with respect to Cablevision S.A. FPAS develops and operates multiple Spanish language subscription television and radio services. TyC is an independent producer of Argentine sports and entertainment programming. EWT owns a broadband communications provider in Germany. The Wireless Group is a commercial radio group in the United Kingdom and Cablevision S.A. is a broadband communications provider in Argentina. In addition, on February 16, 2006, we received $88 million as cash consideration for our 10% interest in Sky Mexico, a direct-to-home satellite provider.

Financings

On March 8, 2005, the senior secured credit facility of UPC Broadband Holding (the UPC Broadband Bank Facility) was amended to permit indebtedness under: (i) Facility G, a new €1.0 billion term loan facility maturing in full on April 1, 2010; (ii) Facility H, a new €1.5 billion term loan facility maturing in full on September 30, 2012, of which $1.25 billion was denominated in U.S. dollars and then swapped into euros through a 7.5 year cross-currency swap; and (iii) Facility I, a new €500 million revolving credit facility maturing in full on April 1, 2010. In connection with this amendment, €167 million of Facility A, the previously existing revolving credit facility, was cancelled, reducing Facility A to a maximum amount of €500 million. The proceeds from Facilities G and H were used primarily to prepay all amounts outstanding under existing term loan Facilities B, C and E, to fund certain acquisitions and pay transaction fees. Borrowings under Facilities A and I can be used to fund acquisitions and for general corporate purposes. As a result of this amendment, the weighted average maturity of the UPC Broadband Bank Facility was extended from 4 years to 6 years, with no amortization payments required until 2010, and the weighted average interest margin on the UPC Broadband Bank Facility was reduced by 0.25% per annum. The amendment also provides for additional flexibility on certain covenants and the funding of acquisitions.

On July 29, 2005, UPC Holding, the owner of our 100% interest in UPC Broadband Holding, issued €500 million ($607 million at the borrowing date) aggregate principal amount of its 7.75% Senior Notes. The net proceeds were used for general corporate purposes. In addition, on October 10, 2005, UPC Holding issued €300 million ($363 million at the borrowing date) principal amount of 8.625% Senior Notes. The net proceeds of this offering were ultimately used to finance the acquisition of Cablecom. Both of these issues of Senior Notes mature on January 15, 2014, and are secured by a first ranking pledge of all shares of UPC Holding.

On October 7, 2005, pursuant to a PIK Loan Facility Agreement dated September 30, 2005, as amended and restated on October 10, 2005, LG Switzerland borrowed a €550 million ($667 million at the borrowing date) PIK Loan with a split-coupon floating rate, maturing in 9.5 years. The net proceeds from the PIK Loan, less €50 million ($60.9 million at the borrowing date) placed in escrow to secure cash interest payments, were used to finance the acquisition of Cablecom. The PIK Loan is an unsecured senior debt of LG Switzerland that is structurally subordinated to all indebtedness of Cablecom and its subsidiaries.

At the time of our acquisition of Cablecom, its subsidiary Cablecom Luxembourg SCA (Cablecom Luxembourg) had outstanding senior fixed rate notes and senior secured floating rate notes (Cablecom

Luxembourg Senior Notes). Pursuant to the indentures governing the Cablecom Luxembourg Senior Notes, Cablecom Luxembourg was required to make an offer to purchase the Cablecom Luxembourg Senior Notes at 101% of their principal amount as a result of our obtaining control of Cablecom. On December 8, 2005, Cablecom Luxembourg purchased the tendered Cablecom Luxembourg Senior Notes. On January 20, 2006, Cablecom Luxembourg redeemed the balance of the floating rate Cablecom Luxembourg Senior Notes not tendered in the "change of control" offer for 102% of their principal amount. The purchase of Cablecom Luxembourg Senior Notes pursuant to the change of control offer and the optional redemption was funded by borrowings of term loans under a facilities agreement entered into by Cablecom Luxembourg and its subsidiary, Cablecom GmbH, dated December 5, 2005 (the Cablecom Luxembourg Bank Facility). The Cablecom Luxembourg Bank Facility provides for two term loan facilities to Cablecom Luxembourg with maximum aggregate borrowings of CHF1.33 billion ($1.011 billion). In addition, Cablecom GmbH has a CHF150 million ($114 million) revolving credit facility.

On December 15, 2005, J:COM executed a ¥155 billion ($1.314 billion) credit facility agreement with a syndicate of banks led by The Bank of Tokyo-Mitsubishi, Ltd., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation (the J:COM Credit Facility). Borrowings may be made under the J:COM Credit Facility on a senior, unsecured basis pursuant to three facilities: a ¥30 billion five-year revolving credit loan; a ¥85 billion five-year amortizing term loan; and a ¥40 billion seven-year amortizing term loan. On December 21, 2005, the proceeds of the term loans were used, together with available cash, to repay in full outstanding loans totaling ¥128 billion ($1.1 billion at the transaction date) under J:COM's then existing credit facilities. Borrowings under the revolving loan may be used by J:COM for general corporate purposes.

In addition to the above financings, during 2005, certain of our subsidiaries entered into other smaller financings. VTR modified its Chilean peso-denominated senior secured credit facility, originally consummated in December 2004 (VTR Bank Facility), increasing the VTR Bank Facility to CLP$175.5 billion ($341.4 million). Borrowings under this facility during 2005 were used to repay debt to third parties assumed in the Metrópolis acquisition, partially repay debt to our subsidiaries and pay in full debt to an affiliate of VTR's other stockholder, CCC. In connection with our acquisition of IPS, an indirect wholly owned subsidiary entered into a secured credit facility for €65 million ($76.9 million). Borrowings from this facility were used to purchase the remaining 50% of IPS.

* * * *

Certain statements in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. To the extent that statements in this Annual Report are not recitations of historical fact, such statements constitute forward-looking statements, which, by definition, involve risks and uncertainties. In particular, statements under Item 1. Business, Item 2. Properties, Item 3. Legal Proceedings, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 7A. Quantitative and Qualitative Disclosures About Market Risk contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

- economic and business conditions and industry trends in the countries in which we operate;
- currency exchange risks;
- consumer disposable income and spending levels, including the availability and amount of individual consumer debt;
- changes in television viewing preferences and habits by our subscribers and potential subscribers;
- consumer acceptance of existing service offerings, including our newer digital video, voice and Internet access services;

The following table presents certain operating data, as of December 31, 2005, with respect to the broadband distribution systems of our subsidiaries in Europe, Japan, The Americas and Australia. For purposes of this presentation, we refer to Puerto Rico, the islands of the Caribbean and the countries of Central and South America collectively as The Americas. This table reflects 100% of the operational data applicable to each subsidiary regardless of our ownership percentage.

Consolidated Operating Data*
December 31, 2005

					Video				Internet		Telephone	
	Homes Passed(1)	Two-way Homes Passed(2)	Customer Relationships(3)	Total RGUs(4)	Analog Cable Subscribers(5)	Digital Cable Subscribers(6)	DTH Subscribers(7)	MMDS Subscribers(8)	Homes Serviceable(9)	Subscribers(10)	Homes Serviceable(11)	Subscribers(12)
Europe**												
The Netherlands	2,645,800	2,521,600	2,239,500	3,009,700	2,150,300	85,300	—	—	2,521,600	478,100	2,396,300	296,000
Switzerland(13)	1,802,200	1,710,100	1,571,300	2,043,900	1,410,900	106,300	—	—	1,467,400	340,500	1,417,600	186,200
France	4,611,700	3,361,600	1,618,800	1,921,800	928,600	563,800	—	—	3,361,600	295,000	2,370,500	134,400
Austria	957,500	954,200	584,100	926,100	455,900	44,000	—	—	954,200	275,900	920,500	150,300
Ireland	887,200	225,800	576,900	601,800	321,500	141,000	—	113,900	225,800	25,000	24,200	400
Sweden	421,600	287,500	298,500	389,100	240,000	58,600	—	—	287,500	90,500	—	—
Belgium	156,600	156,600	146,500	167,800	127,000	5,500	—	—	156,600	35,300	—	—
Total Western Europe	11,482,600	9,217,400	7,035,600	9,060,200	5,634,200	1,004,500	—	113,900	8,974,700	1,540,300	7,129,100	767,300
Poland	1,914,800	932,200	1,023,300	1,124,600	1,000,900	—	—	—	932,200	122,500	825,200	1,200
Hungary	1,035,700	885,700	996,300	1,145,900	731,400	—	171,100	—	885,700	135,200	888,200	108,200
Czech Republic	743,000	402,100	431,400	486,400	298,300	—	112,500	—	402,100	75,600	—	—
Romania	1,913,800	944,100	1,338,100	1,411,600	1,333,900	4,000	—	—	818,800	55,200	661,100	18,500
Slovak Republic	429,200	238,000	305,000	323,300	256,900	—	17,300	28,300	223,200	20,800	—	—
Slovenia	125,300	79,300	108,300	126,400	108,300	—	—	—	79,300	18,100	—	—
Total Central and Eastern Europe	6,161,800	3,481,400	4,202,400	4,618,200	3,729,700	4,000	300,900	28,300	3,341,300	427,400	2,374,500	127,900
Total Europe	17,644,400	12,698,800	11,238,000	13,678,400	9,363,900	1,008,500	300,900	142,200	12,316,000	1,967,700	9,503,600	895,200
Japan**												
J:COM	7,296,600	7,288,000	2,002,800	3,460,400	1,064,100	620,800	—	—	7,288,000	864,200	6,624,200	911,300
The Americas**												
Chile	2,171,900	1,285,100	900,400	1,425,700	751,200	6,800	—	—	1,285,100	303,000	1,281,700	364,700
Puerto Rico	331,000	331,000	114,400	160,700	56,700	55,600	—	—	331,000	32,000	331,000	16,400
Brazil	15,100	15,100	15,100	16,600	—	—	—	15,100	15,100	1,500	—	—
Peru	66,800	30,300	12,300	14,100	10,800	—	—	—	30,300	3,300	—	—
Total The Americas	2,584,800	1,661,500	1,042,200	1,617,100	818,700	62,400	—	15,100	1,661,500	339,800	1,612,700	381,100
Australia**												
Austar	2,417,500	—	471,900	474,800	—	8,000	466,800	—	—	—	—	—
Total Continuing Operations	29,943,300	21,648,300	14,754,900	19,230,700	11,246,700	1,699,700	767,700	157,300	21,265,500	3,171,700	17,740,500	2,187,600
Disc Operations — Norway	523,000	270,800	375,700	464,300	334,300	31,000	—	—	270,800	69,500	178,200	29,500
Grand Total	30,466,300	21,919,100	15,130,600	19,695,000	11,581,000	1,730,700	767,700	157,300	21,536,300	3,241,200	17,918,700	2,217,100

Luxembourg Senior Notes). Pursuant to the indentures governing the Cablecom Luxembourg Senior Notes, Cablecom Luxembourg was required to make an offer to purchase the Cablecom Luxembourg Senior Notes at 101% of their principal amount as a result of our obtaining control of Cablecom. On December 8, 2005, Cablecom Luxembourg purchased the tendered Cablecom Luxembourg Senior Notes. On January 20, 2006, Cablecom Luxembourg redeemed the balance of the floating rate Cablecom Luxembourg Senior Notes not tendered in the "change of control" offer for 102% of their principal amount. The purchase of Cablecom Luxembourg Senior Notes pursuant to the change of control offer and the optional redemption was funded by borrowings of term loans under a facilities agreement entered into by Cablecom Luxembourg and its subsidiary, Cablecom GmbH, dated December 5, 2005 (the Cablecom Luxembourg Bank Facility). The Cablecom Luxembourg Bank Facility provides for two term loan facilities to Cablecom Luxembourg with maximum aggregate borrowings of CHF1.33 billion ($1.011 billion). In addition, Cablecom GmbH has a CHF150 million ($114 million) revolving credit facility.

On December 15, 2005, J:COM executed a ¥155 billion ($1.314 billion) credit facility agreement with a syndicate of banks led by The Bank of Tokyo-Mitsubishi, Ltd., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation (the J:COM Credit Facility). Borrowings may be made under the J:COM Credit Facility on a senior, unsecured basis pursuant to three facilities: a ¥30 billion five-year revolving credit loan; a ¥85 billion five-year amortizing term loan; and a ¥40 billion seven-year amortizing term loan. On December 21, 2005, the proceeds of the term loans were used, together with available cash, to repay in full outstanding loans totaling ¥128 billion ($1.1 billion at the transaction date) under J:COM's then existing credit facilities. Borrowings under the revolving loan may be used by J:COM for general corporate purposes.

In addition to the above financings, during 2005, certain of our subsidiaries entered into other smaller financings. VTR modified its Chilean peso-denominated senior secured credit facility, originally consummated in December 2004 (VTR Bank Facility), increasing the VTR Bank Facility to CLP$175.5 billion ($341.4 million). Borrowings under this facility during 2005 were used to repay debt to third parties assumed in the Metrópolis acquisition, partially repay debt to our subsidiaries and pay in full debt to an affiliate of VTR's other stockholder, CCC. In connection with our acquisition of IPS, an indirect wholly owned subsidiary entered into a secured credit facility for €65 million ($76.9 million). Borrowings from this facility were used to purchase the remaining 50% of IPS.

* * * *

Certain statements in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. To the extent that statements in this Annual Report are not recitations of historical fact, such statements constitute forward-looking statements, which, by definition, involve risks and uncertainties. In particular, statements under Item 1. Business, Item 2. Properties, Item 3. Legal Proceedings, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 7A. Quantitative and Qualitative Disclosures About Market Risk contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

- economic and business conditions and industry trends in the countries in which we operate;
- currency exchange risks;
- consumer disposable income and spending levels, including the availability and amount of individual consumer debt;
- changes in television viewing preferences and habits by our subscribers and potential subscribers;
- consumer acceptance of existing service offerings, including our newer digital video, voice and Internet access services;

- consumer acceptance of new technology, programming alternatives and broadband services that we may offer such as our digital migration project in The Netherlands;
- our ability to manage rapid technological changes and grow our digital video, voice and Internet access services;
- the regulatory and competitive environment in the broadband communications and programming industries in the countries in which we, and the entities in which we have interests, operate;
- competitor responses to our products and services, and the products and services of the entities in which we have interests;
- continued consolidation of the foreign broadband distribution industry;
- uncertainties inherent in the development and integration of new business lines and business strategies;
- spending on foreign television advertising;
- capital spending for the acquisition and/or development of telecommunications networks and services;
- our ability to successfully integrate and recognize anticipated efficiencies from the businesses we acquire;
- problems we may discover post-closing with the operations, internal controls and financial statements of businesses we acquire;
- uncertainties associated with product and service development and market acceptance, including the development and provision of programming for new television and telecommunications technologies;
- future financial performance, including availability, terms and deployment of capital;
- the ability of suppliers and vendors to timely deliver products, equipment, software and services;
- the outcome of any pending or threatened litigation;
- availability of qualified personnel;
- changes in, or failure or inability to comply with, government regulations in the countries in which we operate and adverse outcomes from regulatory proceedings, including regulatory initiatives in The Netherlands;
- government intervention that opens our broadband distribution networks to competitors;
- our ability to successfully negotiate rate increases with local authorities;
- changes in the nature of key strategic relationships with partners and joint venturers;
- uncertainties associated with our ability to satisfy conditions imposed by competition and other regulatory authorities in connection with acquisitions; and
- events that are outside of our control, such as political unrest in international markets, terrorist attacks, natural disasters, pandemics and other similar events.

You should be aware that the video, voice and Internet access services industries are changing rapidly, and, therefore, the forward-looking statements of expectations, plans and intent in this Annual Report are subject to a greater degree of risk than similar statements regarding many other industries.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based.

Financial Information About Operating Segments

Financial information about our reportable segments appears in note 21 to our consolidated financial statements included in Part II of this report.

Narrative Description of Business

Overview

Broadband Distribution

We offer a variety of broadband distribution services over our cable television systems, including analog video, digital video, Internet access and telephony. Available service offerings depend on the bandwidth capacity of our cable systems and whether they have been upgraded for two-way communications. In select markets, we also offer video services through direct-to-home satellite, or "DTH", or through multi-point microwave distribution systems, or "MMDS". In select markets, we also offer mobile telephony services using third party networks. We operate our broadband distribution businesses in Europe principally through UGC Europe; in Japan principally through J:COM, a subsidiary of Super Media; in The Americas principally through VTR and Liberty Cablevision of Puerto Rico Ltd. (LCPR); and in Australia principally through Austar. Each of UGC Europe, Super Media, VTR, LCPR and Austar is a consolidated subsidiary.

The following table presents certain operating data, as of December 31, 2005, with respect to the broadband distribution systems of our subsidiaries in Europe, Japan, The Americas and Australia. For purposes of this presentation, we refer to Puerto Rico, the islands of the Caribbean and the countries of Central and South America collectively as The Americas. This table reflects 100% of the operational data applicable to each subsidiary regardless of our ownership percentage.

Consolidated Operating Data*
December 31, 2005

					Video				Internet		Telephone	
	Homes Passed(1)	Two-way Homes Passed(2)	Customer Relationships(3)	Total RGUs(4)	Analog Cable Subscribers(5)	Digital Cable Subscribers(6)	DTH Subscribers(7)	MMDS Subscribers(8)	Homes Serviceable(9)	Subscribers(10)	Homes Serviceable(11)	Subscribers(12)
Europe**												
The Netherlands	2,645,800	2,521,600	2,239,500	3,009,700	2,150,300	85,300	—	—	2,521,600	478,100	2,396,300	296,000
Switzerland(13)	1,802,200	1,710,100	1,571,300	2,043,900	1,410,900	106,300	—	—	1,467,400	340,500	1,417,600	186,200
France	4,611,700	3,361,600	1,618,800	1,921,800	928,600	563,800	—	—	3,361,600	295,000	2,370,500	134,400
Austria	957,500	954,200	584,100	926,100	455,900	44,000	—	—	954,200	275,900	920,500	150,300
Ireland	887,200	225,800	576,900	601,800	321,500	141,000	—	113,900	225,800	25,000	24,200	400
Sweden	421,600	287,500	298,500	389,100	240,000	58,600	—	—	287,500	90,500	—	—
Belgium	156,600	156,600	146,500	167,800	127,000	5,500	—	—	156,600	35,300	—	—
Total Western Europe	11,482,600	9,217,400	7,035,600	9,060,200	5,634,200	1,004,500	—	113,900	8,974,700	1,540,300	7,129,100	767,300
Poland	1,914,800	932,200	1,023,300	1,124,600	1,000,900	—	—	—	932,200	122,500	825,200	1,200
Hungary	1,035,700	885,700	996,300	1,145,900	731,400	—	171,100	—	885,700	135,200	888,200	108,200
Czech Republic	743,000	402,100	431,400	486,400	298,300	—	112,500	—	402,100	75,600	—	—
Romania	1,913,800	944,100	1,338,100	1,411,600	1,333,900	4,000	—	—	818,800	55,200	661,100	18,500
Slovak Republic	429,200	238,000	305,000	323,300	256,900	—	17,300	28,300	223,200	20,800	—	—
Slovenia	125,300	79,300	108,300	126,400	108,300	—	—	—	79,300	18,100	—	—
Total Central and Eastern Europe	6,161,800	3,481,400	4,202,400	4,618,200	3,729,700	4,000	300,900	28,300	3,341,300	427,400	2,374,500	127,900
Total Europe	17,644,400	12,698,800	11,238,000	13,678,400	9,363,900	1,008,500	300,900	142,200	12,316,000	1,967,700	9,503,600	895,200
Japan**												
J:COM	7,296,600	7,288,000	2,002,800	3,460,400	1,064,100	620,800	—	—	7,288,000	864,200	6,624,200	911,300
The Americas**												
Chile	2,171,900	1,285,100	900,400	1,425,700	751,200	6,800	—	—	1,285,100	303,000	1,281,700	364,700
Puerto Rico	331,000	331,000	114,400	160,700	56,700	55,600	—	—	331,000	32,000	331,000	16,400
Brazil	15,100	15,100	15,100	16,600	—	—	—	15,100	15,100	1,500	—	—
Peru	66,800	30,300	12,300	14,100	10,800	—	—	—	30,300	3,300	—	—
Total The Americas	2,584,800	1,661,500	1,042,200	1,617,100	818,700	62,400	—	15,100	1,661,500	339,800	1,612,700	381,100
Australia**												
Austar	2,417,500	—	471,900	474,800	—	8,000	466,800	—	—	—	—	—
Total Continuing Operations	29,943,300	21,648,300	14,754,900	19,230,700	11,246,700	1,699,700	767,700	157,300	21,265,500	3,171,700	17,740,500	2,187,600
Disc Operations — Norway	523,000	270,800	375,700	464,300	334,300	31,000	—	—	270,800	69,500	178,200	29,500
Grand Total	30,466,300	21,919,100	15,130,600	19,695,000	11,581,000	1,730,700	767,700	157,300	21,536,300	3,241,200	17,918,700	2,217,100

* Excludes systems owned by affiliates that were not consolidated for financial reporting purposes as of December 31, 2005, or that were acquired after December 31, 2005. Also excludes 3.1 million households to which J:COM provides only retransmission services of terrestrial television signals. Subscriber information for recently acquired entities is preliminary and subject to adjustment until we have completed our review of such information and determined that it is presented in accordance with our policies.

** With respect to Chile, Japan and Puerto Rico, residential multiple dwelling units with a discounted pricing structure for video, Internet or telephony services are counted on an equivalent bulk unit (EBU) basis. Commercial contracts such as hotels and hospitals are counted by all our subsidiaries on an EBU basis. EBU is calculated by dividing the bulk price charged to accounts in an area by the most prevalent price charged to non-bulk residential customers in that market for the comparable tier of service.

(1) Homes Passed are homes that can be connected to our networks without further extending the distribution plant, except for DTH and MMDS homes. Our Homes Passed counts are based on census data that can change based on either revisions to the data or from new census results. With the exception of Austar, we do not count homes passed for DTH. With respect to Austar, we count all homes in the areas that Austar is authorized to serve. With respect to MMDS, one home passed is equal to one MMDS subscriber.

(2) Two-way Homes Passed are homes passed by our networks where customers can request and receive the installation of a two-way addressable set-top converter, cable modem, transceiver and/or voice port which, in most cases, allows for the provision of video and Internet services and, in some cases, telephone services.

(3) Customer Relationships are the number of customers who receive at least one level of service without regard to which service(s) they subscribe. We exclude mobile customers from customer relationships.

(4) Revenue Generating Unit is separately an Analog Cable Subscriber, Digital Cable Subscriber, DTH Subscriber, MMDS Subscriber, Internet Subscriber or Telephone Subscriber. A home may contain one or more RGUs. For example, if a residential customer in our Austrian system subscribed to our digital cable service, telephone service and high-speed broadband Internet access service, the customer would constitute three RGUs. Total RGUs is the sum of Analog Cable, Digital Cable, DTH, MMDS, Internet and Telephone Subscribers. In some cases, non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers choose to disconnect after their free service period.

(5) Analog Cable Subscriber is comprised of video cable customers that are counted on a per connection basis. In Europe, we have 1.37 million "lifeline" customers that are counted on a per connection basis, representing the least expensive regulated tier of basic cable service, with only a few channels. An analog cable subscriber is not counted as a digital cable subscriber.

(6) Digital Cable Subscriber is a customer with one or more digital converter boxes that receives our digital video service. We count a subscriber with one or more digital converter boxes that receives our digital video service as just one subscriber. A digital subscriber is not counted as an analog subscriber. In The Netherlands where our mass digital migration project is underway, a subscriber is moved from the analog cable subscriber count to the digital cable subscriber count when such subscriber accepts delivery of our digital converter box and agrees to accept digital video service regardless of when the subscriber begins to receive our digital video service. The digital video service and the digital converter box are provided at the analog rate for six months after which the subscriber has the option to discontinue the digital service or pay an additional amount to continue to receive the digital service.

(7) DTH Subscriber is a home or commercial unit that receives our video programming broadcast directly to the home via a geosynchronous satellite.

(8) MMDS Subscriber is a home or commercial unit that receives our video programming via a multipoint microwave (wireless) distribution system.

(9) Internet Homes Serviceable are homes that can be connected to our broadband networks, where customers can request and receive Internet access services.

(10) Internet Subscriber is a home or commercial unit or EBU with one or more cable modems connected to our broadband networks, where a customer has requested and is receiving high-speed Internet access services. Such numbers do not include customers that receive services via resale arrangements.

(11) Telephone Homes Serviceable are homes that can be connected to our networks, where customers can request and receive voice services.

(12) Telephone Subscriber is a home or commercial unit or EBU connected to our networks, where a customer has requested and is receiving voice services. Telephone subscribers as of December 31, 2005, exclude an aggregate of 92,800 mobile telephone subscribers in The Netherlands, Switzerland and Australia. Mobile telephone services generate a significantly lower average revenue per unit than broadband or Voice-over-Internet Protocol or "VOIP" telephone services. Also, such numbers do not include customers that receive services via resale arrangements.

(13) Included in the subscribers for Switzerland are 25,000 digital cable, 35,800 Internet access and 19,300 telephony subscribers serviced over partner networks, but for which we have the direct customer billing relationship.

Programming Services

We own programming networks that provide video programming channels to multi-channel distribution systems owned by us and by third parties. We also represent programming networks owned by others. Our programming networks distribute their services through a number of distribution technologies, principally cable television and DTH. Programming services may be delivered to subscribers as part of a video distributor's basic package of programming services for a fixed monthly fee, or may be delivered as a "premium" programming service for an additional monthly charge or on a video-on-demand, or "VOD", or pay-per-view basis. Whether a programming service is on a basic or premium tier, the programmer generally enters into separate affiliation agreements, providing for terms of one or more years, with those distributors that agree to carry the service. Basic programming services derive their revenue from per-subscriber license fees received from distributors and the sale of advertising time on their networks or, in the case of shopping channels, retail sales. Premium services generally do not sell advertising and primarily generate their revenue from subscriber fees. Programming providers generally have two sources of content: (1) rights to productions that are purchased from various independent producers and distributors, and (2) original productions filmed for the programming provider by internal personnel or contractors. We operate our programming businesses in Europe principally through our subsidiary chellomedia; in Japan principally through our affiliate Jupiter TV Co., Ltd., formerly known as Jupiter Programming Co., Ltd. (Jupiter TV); in the Americas principally through our subsidiary Pramer S.C.A. and a joint venture interest in MGM Networks Latin America, LLC; and in Australia principally through our joint venture interest in XYZ Networks Pty. Ltd.

Operations

Europe — UGC Europe, Inc.

Our European operations are conducted through our wholly owned subsidiary, UGC Europe, which provides services in 13 countries in Europe, excluding Norway in which our operations were sold in January 2006. UGC Europe's operations are currently organized into two principal divisions: Europe Broadband and chellomedia. Through its Europe Broadband division, UGC Europe provides video, high-speed Internet access, telephony and mobile services over its networks and operates the largest cable network in each of The Netherlands, Austria, Poland, Hungary, Czech Republic, Slovak Republic, Slovenia and Switzerland and the second largest cable network in France, in each case in terms of number of video subscribers. UGC Europe's high-speed Internet access service is provided over the Europe Broadband network infrastructure generally under the brand name chello. Depending on the capacity of the particular network, UGC Europe may provide up to seven tiers of high-speed Internet access. For information concerning the chellomedia division, see "— chellomedia and Other."

Provided below is country-specific information with respect to the broadband distribution services of the Europe Broadband division:

The Netherlands

The Europe Broadband division's networks in The Netherlands, which we refer to as Broadband-Netherlands, passed 2.6 million homes and had 2.2 million analog cable subscribers, 85,300 digital cable subscribers, 478,100 Internet subscribers, 296,000 telephony subscribers and 61,300 mobile telephony subscribers as of December 31, 2005. Forty percent of The Netherlands households receive at least analog cable service from Broadband-Netherlands. Broadband-Netherlands' subscribers are located in six broad regional clusters, including the major cities of Amsterdam and Rotterdam. Its networks are 95% upgraded to two-way capability, with 95% of its video cable subscribers served by a network with a bandwidth of at least 860 MHz.

Broadband-Netherlands provides video cable services to almost 100% of its homes passed. Eighty-two percent of Broadband-Netherlands' homes passed are capable of receiving digital cable service. Broadband-Netherlands offers its digital cable subscribers a digital entry package of 42 channels and a digital basic tier with 72 channels with an option to subscribe for up to 15 additional general entertainment, movie, sports, music and ethnic channels and an electronic program guide. Broadband-Netherlands' digital cable service also offers 56 channels of near-video-on-demand, or "NVOD", services and interactive services, including television-based email.

Broadband-Netherlands offers five tiers of chello brand high-speed Internet access service with download speeds ranging from 384 Kbps to 20 Mbps. Twenty-one percent of its video cable subscribers also receive its Internet access service, representing 99% of its Internet subscribers. Multi-feature telephony services are also available from Broadband-Netherlands to 91% of its homes passed. Thirteen percent of its video cable subscribers also receive its telephony services, representing almost 100% of its telephony subscribers. At December 31, 2005, 2.4 million two-way homes in Broadband-Netherlands' service area were VoIP ready for service.

Through arrangements with an incumbent telecommunications operator, Broadband-Netherlands began testing in 2005 an offer of its high speed Internet access service products and its VoIP telephony products to 660,000 households outside its existing footprint using asymmetric digital subscriber line, or "ADSL", technology. These services are provided as a bundled offer on the unbundled local loop of the telecommunications operator's network and currently there are 3,000 customers.

Broadband-Netherlands offers a self-install option for all of its Internet access services, allowing subscribers to install the technology themselves and save money on the installation fee. Broadband-Netherlands also offers a self-install option for its digital cable services. Ninety percent of its new Internet subscribers have chosen to self-install their new service, and almost all of its new digital subscribers have chosen to self-install their new service.

In August 2005, Broadband-Netherlands launched a mobile offer into the market available to all consumers in The Netherlands. The product is a pre-paid mobile offering. Broadband-Netherlands is operating as a mobile virtual network operator reselling leased network capacity. Broadband-Netherlands had 61,300 mobile customers at December 31, 2005.

On October 1, 2005 Broadband-Netherlands started a new digital migration project, which we refer to as "digital-for-all" (D4A). D4A is a long-term project with the objective to give almost all (2 million of the 2.2 million) of the Broadband-Netherlands video cable customers a digital interactive television box within the next two years. D4A is a combination of a push strategy and a pull strategy. Broadband-Netherlands will proactively and systematically offer the new box to different groups of customers (push) and actively market the new digital interactive product (pull). The box and the digital service are provided at no extra cost for the first six months after the box is accepted at the door. Thereafter, the consumer will have the option to discontinue the digital service or to pay an additional amount, on top of the standard analog rate, to continue the digital service.

France

The Europe Broadband division's networks in France (including Noos), which we refer to as Broadband-France, passed 4.6 million homes and had 928,600 analog cable subscribers, 563,800 digital cable subscribers, 295,000 Internet subscribers and 134,400 telephony subscribers as of December 31, 2005. Its major operations are located in Paris and its suburbs, including the Marne la Vallee area east of Paris, Strasbourg, Orleans, Le Mans, the suburbs of Lyon, the southeast region, and other operations spread throughout France. Its network is 73% upgraded to two-way capability, with 96% of its video cable subscribers served by a network with a bandwidth of at least 750 MHz.

Broadband-France's digital cable platform is available to 90% of its homes passed. The digital platform offers a number of options in terms of packages — from 52 channels for the entry-level tier to more than 100 channels for the premium tier. Programming includes series, general entertainment, youth, sports, news, documentary, music, lifestyle and foreign channels. With all tiers, Broadband-France offers a number of movie premium packages, a pay-per-view service, numerous "a la carte" channels and several Canal+ channels. Broadband-France intends to migrate most of its analog cable subscribers to this new digital platform through attractive bundling offers. Broadband-France also provides lifeline service typically consisting of five to ten channels depending on the area.

Broadband-France offers three tiers of chello and Noos brand high-speed Internet access service with download speeds ranging from 512 Kbps to 10 Mbps. Fourteen percent of its video cable subscribers also receive Internet service, representing 73% of its Internet subscribers. Eight percent of its Internet subscribers subscribe to its telephony services, but not to its video cable services.

During 2005, Broadband-France has been extending the telephony service footprint of its network through the deployment of VoIP telephony service and as a consequence multi-feature telephony services were available from Broadband-France to 51% of its homes passed as of December 31, 2005. Seven percent of its video cable subscribers also receive telephony service, representing 72% of its telephony subscribers. Eighteen percent of its telephony subscribers subscribe to its Internet services, but not to its video cable services.

Switzerland

The Europe Broadband division's networks in Switzerland, which we refer to as Broadband-Switzerland, passed 1.8 million homes and provided video cable services to 1.4 million analog subscribers and 106,300 digital subscribers, broadband Internet services to 340,500 subscribers and telephony services to 186,200 subscribers as of December 31, 2005. Included in these subscriber numbers are 25,000 digital cable, 35,800 Internet and 19,300 telephony subscribers serviced over partner networks. Over 55% of Swiss television households receive analog cable service from Broadband-Switzerland. Its nationwide network with a bandwidth of 606 MHz is 70% upgraded to two-way capability.

Broadband-Switzerland markets analog cable services to 100% of its homes passed. For 64% of our 1.4 million analog subscribers, Broadband-Switzerland maintains billing relationships with landlords or housing associations, which typically provide analog cable service for an entire building and do not terminate service each time there is a change of tenant in the landlord's or housing association's premises. Seventy percent of Broadband-Switzerland's homes passed are capable of receiving digital cable service. Broadband-Switzerland offers its digital cable subscribers a digital entry package consisting of 88 channels and a range of additional pay television programming in a variety of foreign language program packages. The third television product is NVOD services, which makes movies and other programs available on demand to all of the digital customers. In January 2006, Broadband-Switzerland announced the introduction of a digital television recorder (DVR), enabling users to create a personalized television experience. Our digital cable service is sold directly to the end user as an add-on to our analog cable services.

Broadband-Switzerland offers six tiers of broadband Internet access service with download speeds ranging from 150 Kbps to 6 Mbps. Seventy percent of Broadband-Switzerland's homes passed are capable of receiving broadband Internet. Twenty percent of its video cable subscribers also receive its Internet access service. In addition, Broadband-Switzerland continues to offer dial-up Internet services on a limited basis.

Telephony services are available from Broadband-Switzerland to 70% of its homes passed. Eleven percent of its video cable subscribers also receive its telephony services. In June 2005, Broadband-Switzerland launched "Unlimited 24", the first flat rate telephone plan in Switzerland. In addition, Broadband-Switzerland has begun offering digital telephony services through VoIP.

Broadband-Switzerland offers managed wireless area networks and voice services as well as value-added services such as security, messaging and hosting to the business market in Switzerland. The acquisition of Unified Business Solutions in May 2005 provided Broadband-Switzerland with a suite of converged voice and data products and an established customer base. As of December 31, 2005, Broadband-Switzerland had 1,927 business customers.

Broadband-Switzerland provides full or partial analog television signal delivery, network maintenance services and engineering and construction services to other cable operators in Switzerland, which we refer to as our "partner networks". Broadband-Switzerland also offers digital television, broadband Internet and telephony service to the analog cable subscribers of those partner networks that enter into service operating contracts with Broadband-Switzerland. Broadband-Switzerland has the direct customer billing relations with the subscribers who take these services on the partner networks. These service operating contracts permit us to offer some or all of our digital television, broadband Internet and fixed-line telephony products directly to those partner network subscribers and, as a result, have expanded the addressable markets for our digital products. In exchange for our right to provide digital products directly to the partner network subscribers, we pay to each partner network a share of the revenue we generate from those subscribers.

With the launch of a mobile pre-paid offer in December 2005, Broadband-Switzerland is the first telecommunications provider in Switzerland to offer television, Internet, fixed line telephony and mobile telephony — also known as "quadruple play" — from a single provider.

Austria

The Europe Broadband division's networks in Austria (excluding the Austrian portion of Broadband-Switzerland's network), which we refer to as Broadband-Austria, passed 957,500 homes and had 455,900 analog cable subscribers, 44,000 digital cable subscribers, 275,900 Internet subscribers and 150,300 telephony subscribers as of December 31, 2005. Broadband-Austria's subscribers are located in regional clusters encompassing the capital city of Vienna, two other regional capitals and two smaller cities. Each of the cities in which it operates owns, directly or indirectly, 5% of the local operating company of Broadband-Austria. Broadband-Austria's network is almost entirely upgraded to two-way capability, with 98% of its video cable subscribers served by a network with a bandwidth of at least 750 MHz.

Broadband-Austria provides a single offering to its analog cable subscribers that consists of 34 channels, mostly in the German language. Broadband-Austria's digital platform offers more than 100 basic and premium television channels, plus NVOD, interactive services, television-based e-mail and an electronic program guide. Broadband-Austria's premium content includes first run movies and specific ethnic offerings, including Serb and Turkish channels.

Broadband-Austria offers four tiers of chello brand high-speed Internet access service with download speeds ranging from 256 Kbps to 2.6 Mbps and a student package. Broadband-Austria's high-speed Internet access is available in all of the cities in its operating area. Forty-two percent of its video cable subscribers also receive its Internet access service, representing 76% of its Internet subscribers. Ten percent of its Internet subscribers subscribe to telephony services, but not to its video cable services.

Multi-feature telephony services are available from Broadband-Austria to 96% of its homes passed. Broadband-Austria offers basic dial tone service as well as value-added services. Broadband-Austria also offers a bundled product of fixed line and mobile telephony services in cooperation with the third largest mobile phone operator in Austria under the brand "Take Two." More than 65% of its telephony subscribers subscribe to this product. Twenty-one percent of Broadband-Austria's video cable subscribers also receive its telephony service, representing 71% of its telephony subscribers. Eighteen percent of its telephony subscribers subscribe to Internet service, but not to its video cable services. In March 2006, Broadband-Austria will begin offering telephony services through VoIP.

Sweden

The Europe Broadband division's network in Sweden, which we refer to as Broadband-Sweden, passed 421,600 homes and had 240,000 analog cable subscribers, 58,600 digital cable subscribers and 90,500 Internet subscribers as of December 31, 2005. It operates in the greater Stockholm area on leased fiber from Stokab AB, a city controlled entity with exclusive rights to lay cable ducts for communications or broadcast services in the city of Stockholm. These lease terms vary from 10 to 25 years, and the majority expire beginning in 2012 through 2018. Its network is 68% upgraded to two- way capability, with all of its video cable subscribers served by a network with a bandwidth of at least 550 MHz.

Broadband-Sweden provides all of its video cable subscribers with a lifeline service consisting of four "must-carry" channels. In addition to this lifeline service, Broadband-Sweden offers an analog cable package with 12 channels and a digital cable package with up to 80 channels. Its program offerings include domestic, foreign, sport and premium movie channels, as well as digital event channels such as seasonal sport and real life entertainment events. Twenty-three percent of the homes served by Broadband-Sweden's network subscribe to the lifeline analog cable service only. To complement its digital offering, Broadband-Sweden also offers its subscribers 32 channels of NVOD service.

Broadband-Sweden offers four tiers of chello brand high-speed Internet access service with download speeds ranging from 128 Kbps to 24 Mbps, including symmetrical options up to 8 Mbps. Thirty percent of its video cable subscribers subscribe to its Internet service, representing almost 100% of its Internet subscribers.

Ireland

The Europe Broadband division's network in Ireland, which we refer to as Broadband-Ireland, which comprises the networks of NTL Ireland and Chorus Communications Ltd., passed 887,200 homes and had 321,500 analog cable subscribers, 141,000 digital subscribers, 113,900 MMDS subscribers, 25,000 Internet subscribers and 400 telephony subscribers as of December 31, 2005. Broadband-Ireland is Ireland's largest video cable service provider, based on customers served. Its cable network is 25% upgraded to two-way capability, with all of its video cable subscribers served by a network with a bandwidth of at least 860 MHz.

Broadband-Ireland offers an analog cable package with up to 22 channels and a digital cable package with up to 89 channels. Its program offerings include domestic, foreign, sport and premium movie channels, as well as digital event channels such as seasonal sport and real life entertainment events. Broadband-Ireland also distributes up to seven Irish channels and produces a local sports channel. To complement its digital offering, Broadband-Ireland also offers its subscribers 22 channels of premium service.

Broadband-Ireland offers three tiers of chello brand high-speed Internet access service with download speeds ranging from 1 Kbps to 3 Mbps. Eight percent of its video cable subscribers subscribe to its Internet service, representing almost 100% of its Internet subscribers.

Belgium

The Europe Broadband division's network in Belgium, which we refer to as Broadband-Belgium, passed 156,600 homes and had 127,000 analog cable subscribers, 5,500 digital cable subscribers and 35,300 Internet subscribers as of December 31, 2005. Its operations are located in certain areas of Leuven and Brussels, the capital city of Belgium. Broadband-Belgium's network is fully upgraded to two-way capability, with all of its video cable subscribers served by a network with a bandwidth of 860 MHz.

Broadband-Belgium's analog cable service, consisting of all Belgium terrestrial channels, regional channels and selected European channels, offers a basic package of 41 channels in Brussels and 40 channels in Leuven. In Leuven, Broadband-Belgium also offers an expanded analog cable package, including a "starters pack" of three channels that can be upgraded to 15 channels. This programming generally includes a selection of European and United States thematic satellite channels, including sports, kids, nature, movies and general entertainment channels. Broadband-Belgium also distributes three premium channels that are provided by Telenet (Prime) in Leuven. In the Brussels area, Broadband-Belgium also offers, in cooperation with BeTV S.A., a digital pay television package consisting of 6 premium channels and 58 thematic channels.

Broadband-Belgium offers five tiers of chello brand high-speed Internet access service with download speeds ranging from 256 Kbps to 16 Mbps as well as a student package. Sixteen percent of its video cable subscribers also receive Internet access service, representing 61% of its Internet subscribers.

Poland

The Europe Broadband division's networks in Poland, which we refer to as Broadband-Poland, passed 1.9 million homes and had one million analog cable subscribers, 122,500 Internet subscribers and 1,200 telephony subscribers as of December 31, 2005. Broadband-Poland's subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland, including Warsaw and Katowice. Forty-nine percent of its networks are upgraded to two-way capability, with 98% of its video cable subscribers served by a network with a bandwidth of at least 550 MHz. Broadband-Poland continues to upgrade portions of its network that have bandwidths below 550 MHz to bandwidths of at least 860 MHz and anticipates to upgrade a further 20% of all homes passed in 2006.

Broadband-Poland offers analog cable subscribers three packages of cable television service. Its lowest tier, the broadcast package, includes four to 12 channels and the intermediate package includes 13 to 22 channels. Eighteen percent of the homes served by Broadband-Poland's network subscribe to lifeline analog cable service only. The higher tier, the full package, includes the broadcast package, plus up to 30 additional channels with such themes as sports, kids, science/educational, news, film and music. For an additional monthly charge, Broadband-Poland offers two premium television services, the HBO Poland service and Canal+ Multiplex, a Polish-language premium package of three movie, sport and general entertainment channels.

Broadband-Poland offers five different tiers of chello brand high-speed Internet access service in portions of its network with download speeds ranging from 256 Kbps to 12 Mbps. Throughout 2005, Broadband-Poland has been aggressively expanding its Internet ready network in Warsaw, Krakow, Gdansk and Katowice to extend its offering of Internet access services to more of its existing cable footprint. Ten percent of its video cable subscribers also receive its Internet service, representing 82% of its Internet subscribers.

During the fourth quarter of 2005, Broadband-Poland rolled out VoIP multi-feature telephony services to 43% of its homes passed. Broadband-Poland offers basic dial tone service as well as value-added services. Approximately 0.1% of Broadband-Poland's video cable subscribers also receive its telephony service, representing 98% of its telephony subscribers.

Hungary

The Europe Broadband division's networks in Hungary, which we refer to as Broadband-Hungary, passed one million homes and had 731,400 analog cable subscribers, 171,100 DTH subscribers, 135,200 Internet subscribers and 108,200 telephony subscribers, as of December 31, 2005. Eighty-six percent of its networks are upgraded to two-way capability, with 64% of its video cable subscribers served by a network with a bandwidth of at least 750 MHz.

Broadband-Hungary offers up to four tiers of analog cable programming services (between four and 60 channels) and two premium channels, depending on the technical capability of the network. Five percent of the homes served by Broadband-Hungary's network subscribe to the lifeline analog cable service only. Programming consists of the national Hungarian terrestrial broadcast channels and selected European satellite and local programming that consists of proprietary and third party channels.

Broadband-Hungary offers three tiers of chello brand high-speed Internet access service with download speeds ranging from 512 Kbps to 3 Mbps. Broadband-Hungary provides these broadband Internet services to 126,200 subscribers in 18 cities, including Budapest. It also had 9,000 ADSL subscribers at December 31, 2005, on its twisted copper pair network located in the southeast part of Pest County. Ten percent of its video cable subscribers also receive its Internet service, representing 56% of its Internet subscribers. Five percent of its Internet subscribers subscribe to telephony services, but not to its video cable services.

Broadband-Hungary offers traditional switched telephony services over a twisted copper pair network in the southeast part of Pest County. Broadband-Hungary offers VoIP telephony services over its cable network in Budapest. As of December 31, 2005, Broadband-Hungary's telephony subscribers included 46,300 VoIP customers. Nine percent of Broadband Hungary's video cable subscribers also receive its telephony service representing 61% of its telephony subscribers. Six percent of its telephony subscribers subscribe to its Internet services, but not to its video cable services.

Czech Republic

The Europe Broadband division's network in the Czech Republic, which we refer to as Broadband-Czech, passed 743,000 homes and had 298,300 analog cable subscribers, 112,500 DTH subscribers and 75,600 Internet subscribers as of December 31, 2005. Its operations are located in more than 80 cities and towns in the Czech Republic, including Prague and Brno, the two largest cities in the country. Fifty-four percent of its networks are upgraded to two-way capability, with 51% of its video cable subscribers served by a network with a bandwidth of at least 860 MHz. Broadband-Czech offers two tiers of analog cable programming services, with up to 31 channels, and two premium channels. Twenty-two percent of the homes served by Broadband-Czech's network subscribe to the lifeline analog service only.

Broadband-Czech offers four tiers of chello brand high-speed Internet access service with download speeds ranging from 256 Kbps to 6 Mbps. Ten percent of its video cable subscribers also receive its Internet service, representing 73% of its Internet subscribers.

Romania

The Europe Broadband division's networks in Romania, which we refer to as Broadband-Romania, passed 1.9 million homes and had 1.3 million analog cable subscribers 4,000 digital cable subscribers, 55,200 Internet subscribers and 18,500 telephony subscribers, as of December 31, 2005. Broadband-Romania's systems served nine of the top 12 cities in Romania with 54% of its subscriber base in nine cities. Forty-nine percent of its networks are upgraded to two-way capability, with 65% of its video cable subscribers served by a network with a bandwidth of at least 600 MHz. Broadband-Romania continues to upgrade its medium size systems to 600 MHz.

Broadband-Romania offers analog cable service with 24 to 40 channels in all of its cities, which include Romanian terrestrial broadcast channels, European satellite programming and regional local programming. Three extra basic packages of six to 18 channels each and Premium Pay TV (HBO Romania, Telesport and Adult) are offered in the main cities.

Broadband-Romania offers three tiers of high-speed Internet access service branded UPC and Astral Online with download speeds ranging from 256 Kbps to 1.5 Mbps. Four percent of its video cable subscribers also receive its Internet service, representing 97% of its Internet subscribers.

During the fourth quarter of 2005, Broadband-Romania extended the VoIP telephony deployment of its acquired subsidiary Astral to its own networks and has rolled out VoIP multi-feature telephony services to 34% of its homes passed in the aggregate. Broadband-Romania offers basic dial tone service as well as value-added services. One percent of Broadband-Romania's video cable subscribers also receive its telephony service representing 100% of its telephony subscribers.

Broadband-Romania, through Astral, also offers a wide range of voice, leased line and high speed broadband data products to 4,000 large business customers and over 9,000 small office at home or "SOHO" customers.

Slovak Republic

The Europe Broadband division's network in the Slovak Republic, which we refer to as Broadband-Slovak, passed 429,200 homes and had 256,900 analog cable subscribers, 17,300 DTH subscribers, 28,300 MMDS subscribers and 20,800 Internet subscribers as of December 31, 2005. Fifty-five percent of its networks are upgraded to two-way capability, with 52% of its video cable subscribers served by a network with a bandwidth of at least 750 MHz. In some areas like Bratislava, the capital city, its network is 99% upgraded to two-way capability.

Broadband-Slovak offers two tiers of analog cable service and three premium services. Its lower-tier, the lifeline package, includes four to nine channels. Fifteen percent of the homes served by Broadband-Slovak's network subscribe to the lifeline analog service only. Broadband-Slovak's most popular tier, the basic package, includes 16 to 42 channels that generally offer all Slovak terrestrial, cable and local channels, selected European satellite programming and other third-party programming. For an additional monthly charge, Broadband-Slovak offers three premium services — HBO, Private Gold and the UPC Komfort package consisting of six thematic third-party channels.

In Bratislava, Broadband-Slovak offers five tiers of chello brand high-speed Internet access service with download speeds ranging from 256 Kbps to 4 Mbps. Seven percent of its video cable subscribers also receive Internet access service, representing 80% of its Internet subscribers.

Slovenia

The Europe Broadband division's network in Slovenia, which we refer to as Broadband-Slovenia, passed 125,300 homes and had 108,300 analog cable subscribers and 18,100 Internet subscribers at December 31, 2005. Sixty-three percent of its networks are upgraded to two-way capability, with 100% of its analog cable subscribers served by a network with a bandwidth of at least 860 MHz. Broadband-Slovenia systems mainly serve Ljubljana, the capital city.

Broadband-Slovenia's most popular tier, the basic package, includes on average 50 video and 20 radio channels and generally offers all Slovenian terrestrial, cable and local channels, selected European satellite programming and other third-party programming. For an additional monthly charge, Broadband-Slovenia offers one premium movie service.

Broadband-Slovenia offers five tiers of high-speed Internet access service with download speeds ranging from 256 Kbps to 5 Mbps. Seventeen percent of its video cable subscribers also receive Internet access service, representing 98% of its Internet subscribers.

chellomedia and Other

UGC Europe's chellomedia division provides interactive digital products and services, produces and markets thematic channels, operates a digital media center, operates a competitive local exchange carrier business under the brand name Priority Telecom and owns or manages our investments in various businesses in Europe. Below is a description of the operations of the chellomedia division:

- *Interactive Services.* Interactive television services and entertainment accessed over the Internet are both expected to play a significant role in the Europe Broadband division's businesses. chellomedia's Interactive Services division develops and delivers applications and services for television and personal computers. For television, these include electronic program guides, interactive portals and enhanced services such as multiscreen mosaics. For the web, the division's services include entertainment portals across the Europe Broadband footprint, video on demand to personal computers and television streaming to personal computers. This group aggregates content for the interactive television and web portals, publishes these portals and handles the group's business relationships with partners in advertising and sponsorship and sells television and web services to third parties. Interactive services have been launched by Broadband-Netherlands and Broadband-Austria, as discussed above.

- *Programming.* chellomedia's programming operations include the following:

  Transactional Television. Transactional television is another component of the Europe Broadband division's digital service offerings and currently offers 56 channels of NVOD programming through Broadband-Netherlands and Broadband-Austria, 32 channels of NVOD programming through Broadband-Sweden, and 16 channels of NVOD programming through Broadband-Switzerland. Transactional television provides digital customers with a wide range of Hollywood blockbusters and other movies. Transactional television is also in the process of developing VOD services for the Europe Broadband division and third-party cable operators. The VOD service will provide VOD subscribers with enhanced playback functionality and will give subscribers access to a broad array of on-demand programming, including movies, live events, local drama, music videos, kids programming and adult programming.

Global Thematics. chellomedia produces and markets a number of widely distributed multiterritory thematic channels. These channels target the following genres: extreme sports and lifestyles (Extreme), Horror films (Horror), real life stories (RealityTV), women's information and entertainment (Club and Romantica) and art house basic movies (Europa Europa). In addition, chellomedia has a channel representation business, which represents both wholly owned and third party channels across Europe. In January 2005, chellomedia acquired an 87.5% interest in Zone Vision, which owns and operates three of our thematic programming channels.

chellomedia Benelux. With the acquisition of the content business of Canal+ Netherlands in October 2005, chellomedia now delivers a premium sports channel (Sport 1) and a premium movie channel (Film 1) in The Netherlands.

The channels originate from chellomedia's digital media center, or "DMC," located in Amsterdam. The DMC is a technologically advanced production facility that services Europe Broadband and third-party clients with channel origination, post-production and satellite and fiber transmission. The DMC delivers high-quality, customized programming by integrating different video elements, languages (either in dubbed or sub-titled form) and special effects, then transmits the final product to various customers in numerous countries through affiliated and unaffiliated cable systems and DTH platforms.

chellomedia Iberia. In November 2005, chellomedia acquired the remaining 50% interest in IPS that it did not already own, which owns and manages a suite of seven thematic channels carried on most major pay television platforms in Spain and Portugal. IPS has five wholly owned thematic channels (Canal Hollywood, Odisea, Sol Musica, Panda and Canal Cocina) and two joint venture channels with A&E (Canal de Historia and The Biography).

- *Priority Telecom.* Priority Telecom NV (Priority Telecom) is a facilities-based business telecommunications provider that provides voice services, high-speed Internet access, private data networks and customized network services to over 7,800 business customers primarily in its core metropolitan markets in The Netherlands, Austria and Norway. The current direct and indirect shareholding of chellomedia in Priority Telecom is 62% of the outstanding ordinary shares and, as a result of chellomedia's holding, directly or indirectly, of 100% of Priority Telecom's A shares and convertible preference shares, 98% of the total issued share capital. In February 2006, chellomedia announced that it intends to make a cash offer for the outstanding ordinary shares of Priority Telecom that it does not already own. This offer is subject to certain conditions, including receipt of a fairness opinion.

- *Investments.* chellomedia is an investor in branded equity ventures for the development of country-specific programming, including Xtra Music, MTV Networks Polska, Fox Kids Poland and Sports 1. chellomedia also owns or manages UGC Europe's minority interests in other European businesses. These include a 25% interest in PrimaCom AG, which owns and operates a cable television and broadband network in Germany; a 50% interest in Melita Cable PLC, the only cable television and broadband network in Malta; a 25% interest in Telewizyjna Korporacja Partycypacyjna S.A., a DTH programming platform in Poland; and the indirect investment in Telenet, which is the largest provider of broadband cable services in Belgium and which investment is described below.

  chellomedia Investments purchased 7.7 million shares of Telenet in its initial public offering that closed in October 2005. As a result of the purchase, chellomedia Investments and Belgian Cable Investors, a partnership majority owned and controlled by our indirect wholly owned subsidiary Belgian Cable Holdings, increased their combined economic ownership in the ordinary shares of Telenet from

14.1% to 19.89%. In addition, Belgian Cable Investors holds certain call options, expiring in 2007 and 2009 (subject to earlier expiration in certain circumstances), to acquire an additional 10.1% and 15.3%, respectively, of the outstanding equity of Telenet from existing shareholders. The call options are priced at €20 per share as to 6.8 million shares and €25 per share as to 18.7 million shares.

Belgian Cable Investors holds its indirect 12.18% interest in Telenet common stock through two entities, which we refer to as the Investcos. The Investcos hold in the aggregate 12.86% of the Telenet common stock. Through a shareholders agreement among Belgian Cable Investors and the other unaffiliated investors in the Investcos, Belgian Cable Investors controls the voting and disposition of the Telenet common stock owned by the Investcos, plus an additional 0.93% of the Telenet common stock directly owned by certain of the other investors in the Investcos for a total of 13.79% of the Telenet common stock. Through these arrangements and chellomedia Investment's ownership of 7.71% of the Telenet common stock purchased in the Telenet initial public offering, we control, subject to the shareholders agreement in effect between the Investcos, Belgian Cable Investors and certain other large shareholders of Telenet, the voting and disposition of 21.5% of the currently outstanding common stock in Telenet.

We hold 78.4% of the common equity interests and 100% of the preferred equity interests in Belgian Cable Investors. Pursuant to an agreement with the unaffiliated investor that holds the remaining 21.6% of the common interests in Belgian Cable Investors, such investor has the right to require Belgian Cable Holdings to purchase all of such interest in Belgian Cable Investors for the then appraised fair value of such interest during the first 30 days of every six-month period beginning in December 2007. Belgian Cable Holdings has the corresponding right to require the investor to sell all of its interest in Belgian Cable Investors to Belgian Cable Holdings for the appraised fair value during the first 30 days of every six-month period following December 2009. In addition, the Investco shareholders agreement and the Telenet shareholders agreement both contain rights of first offer and rights of first refusal that run for the benefit of Belgian Cable Investors and the Investcos, respectively, and in some circumstances burden their interests.

Japan

Our Japanese operations are conducted primarily through Super Media and its subsidiary J:COM, and through Jupiter TV. As of December 31, 2005, we owned a 58.66% controlling ownership interest in Super Media and Super Media owned a 62.65% controlling ownership interest in J:COM. As described above under "Recent Developments", we began accounting for Super Media and J:COM as consolidated subsidiaries, effective as of January 1, 2005. As of December 31, 2005, we owned a 50% ownership interest in our affiliate Jupiter TV.

Jupiter Telecommunications Co., Ltd.

J:COM is a leading broadband provider of bundled entertainment, data and communication services in Japan. J:COM is currently the largest multiple-system operator, or "MSO", in Japan, as measured by the total number of homes passed and customers. J:COM passed 7.3 million homes and had one million analog cable subscribers, 620,800 digital subscribers, 864,200 Internet subscribers and 911,300 telephony subscribers at December 31, 2005. J:COM operates its broadband networks through 19 managed local cable companies, which J:COM refers to as its managed franchises, 17 of which were consolidated subsidiaries as of December 31, 2005. J:COM owns a 45% equity interest and a 50% equity interest in its two unconsolidated managed franchises. J:COM's two unconsolidated managed franchises served 111,400 video cable subscribers (analog and digital), 47,600 Internet subscribers and 59,100 telephony subscribers as of December 31, 2005.

Eighteen of J:COM's managed franchises are clustered around three metropolitan areas of Japan, consisting of the Kanto region (which includes Tokyo), the Kansai region (which includes Osaka and Kobe) and the Kyushu region (which includes Fukuoka and Kita-Kyushu). In addition, J:COM owns and manages a local franchise in the Sapporo area of Japan that is not part of a cluster.

Each managed franchise consists of headend facilities receiving television programming from satellites, traditional terrestrial television broadcasters and other sources, and a distribution network composed of a combination of fiber-optic and coaxial cable, which transmits signals between the headend facility and the customer locations. Almost all of J:COM's networks are upgraded to two-way capability, with all of its cable subscribers served by a system with a bandwidth of 750 or 770 MHz. J:COM provides its managed franchises with experienced personnel, operating and administrative services, sales and marketing, training, programming and equipment procurement assistance and other management services. Each of J:COM's managed franchises uses J:COM's centralized customer management system to support sales, customer and technical services, customer call centers and billing and collection services.

J:COM offers analog and digital cable services in all of its managed franchises. J:COM's basic analog service consists of approximately 47 channels of cable programming and analog terrestrial broadcasting and broadcast satellite channels, not including premium services. A typical channel line-up includes popular channels in the Japanese market such as *Movie Plus,* a top Japanese movie channel, the *Shop Channel,* a home-shopping network, *J Sports 1, 2, 3 and Sports-i,* four popular sports channels, the *Discovery Channel, the Golf Network,* the *Disney Channel* and *Animal Planet,* in addition to retransmission of analog terrestrial and satellite television broadcasts. J:COM's basic digital service currently includes approximately 66 channels of cable programming, digital terrestrial broadcasting, and broadcast satellite channels, not including audio and data channels and premium services. The channel line-up for the basic digital service includes 15 high-definition channels. For an additional fee, digital cable subscribers may also receive VOD and up to nine pay-per-view channels not available to J:COM's analog cable subscribers. J:COM also offers both its basic analog and digital subscribers optional subscriptions for an additional fee to premium channels, including movies, sports, horseracing and other special entertainment programming, either individually or in packages. J:COM offers package discounts to customers who subscribe to bundles of J:COM services. In addition to the services offered to its cable television subscribers, J:COM also provides terrestrial broadcast retransmission services to 3.1 million additional households in its consolidated managed franchises as of December 31, 2005.

J:COM offers high-speed Internet access in all of its managed franchises through its wholly owned subsidiary, @NetHome Co., Ltd, and through its affiliate, Kansai Multimedia Services (KMS). These Internet access services offer downstream speeds of either 8 Mbps or 30 Mbps. At December 31, 2005, J:COM held a 25.8% interest in KMS, which provides high-speed Internet access in the Kansai region of Japan. On January 6, 2006, KMS became a consolidated subsidiary when J:COM acquired an additional 38.2% of KMS. Since August 2005, J:COM offers the J:COM NET Hikari service for multiple dwelling units connected to J:COM's network by optical fiber cables. J:COM NET Hikari offers speeds up to 100 Mbps. At December 31, 2005, 77% of the Internet subscribers in J:COM's consolidated managed franchises also received its video cable services.

J:COM currently offers telephony services over its own network in 14 of its consolidated franchise areas. In these franchise areas, J:COM's headend facilities contain equipment that routes calls from the local network to J:COM's telephony switches, which in turn transmit voice signals and other information over the network. J:COM currently provides a single line to the majority of its telephony customers, most of whom are residential customers. J:COM charges its telephony subscribers a fee for basic telephony service (together with charges for calls made) and offers additional premium services, including call-waiting, call-forwarding, caller identification and three way calling, for a fee. At December 31, 2005, 79% of the telephony subscribers in J:COM's consolidated managed franchises also received video cable services. In April 2005, J:COM launched a telephony service using VoIP technology in its Sapporo franchise. In October 2005 and in December 2005, J:COM began offering VoIP telephony service in a system in its Kansai franchise and in its Chofu franchise, respectively.

In addition to its 19 managed franchises, J:COM owns non-controlling equity interests, between 5.5% and 20.0%, in two cable franchises and an MSO that are operated and managed by third-party franchise operators.

J:COM sources its programming through multiple suppliers including its affiliate, Jupiter TV. J:COM's relationship with Jupiter TV enables the two companies to work together to identify and bring key programming genres to the Japanese market and to expedite the development of quality programming services. J:COM and Jupiter TV each currently owns a 50% interest in Jupiter VOD Co., Ltd., a joint venture formed in 2004 to obtain VOD programming content to offer VOD services to J:COM franchises. J:COM began offering VOD services to its digital customers in all of its franchises in 2005. Because J:COM is usually a programmer's largest cable customer in Japan, J:COM is generally able to negotiate favorable terms with its programmers.

Our interest in J:COM is currently held through Super Media, an entity that is owned 58.66% by us and 41.34% by Sumitomo Corporation. Pursuant to the operating agreement of Super Media between Sumitomo and us, our and Sumitomo's entire interest in J:COM is now held through Super Media. Sumitomo and we are generally required to contribute to Super Media any additional shares of J:COM that either of us acquires and to permit the other party to participate in any additional acquisition of J:COM shares during the term of Super Media.

Our interest in Super Media is held through five separate corporations, four of which are wholly owned. Four individuals, including one of our executive officers, an officer of one of our subsidiaries and one of LMI's former directors, own common stock representing an aggregate of 18.75% of the common equity in the fifth corporation, which owns a 4.3% indirect interest in J:COM.

Super Media is managed by a management committee consisting of two members, one appointed by us and one appointed by Sumitomo. The management committee member appointed by us has a casting or tie-breaking vote with respect to any management committee decision that we and Sumitomo are unable to agree on, which casting vote will remain in effect for the term of Super Media. Certain decisions with respect to Super Media require the consent of both members rather than the management committee. These include a decision to engage in any business other than holding J:COM shares, sell J:COM shares, issue additional units in Super Media, make in-kind distributions or dissolve Super Media, in each case other than as contemplated by the Super Media operating agreement. While Super Media effectively has the ability to elect J:COM's entire board, pursuant to the Super Media operating agreement, Super Media is required to vote its J:COM shares in favor of the election to J:COM's board of three non-executive directors designated by Sumitomo and three non-executive directors designated by us.

Because of our casting vote, we indirectly control J:COM through our control of Super Media, which owns a controlling interest in J:COM, and therefore consolidate J:COM's results of operations for accounting purposes. Super Media will be dissolved five years after our casting vote became effective on February 18, 2005, unless Sumitomo and we mutually agree to extend the term. Super Media may also be dissolved earlier under certain circumstances.

Jupiter TV Co., Ltd.

Jupiter TV is a joint venture between Sumitomo and us that primarily develops, manages and distributes pay television services in Japan on a platform-neutral basis through various distribution infrastructures, principally cable and DTH service providers, and more recently, alternative broadband service providers using fiber-to-the-home or "FTTH", and ADSL platforms. As of December 31, 2005, Jupiter TV owned four channels through wholly or majority-owned subsidiaries and had investments ranging from 10% to 50% in 14 additional channels. Jupiter TV's majority owned channels are a movie channel (*Movie Plus*), a golf channel (*Golf Network*), a shopping channel (*Shop Channel,* in which Jupiter TV has a 70% interest and Home Shopping Network has a 30% interest), and a women's entertainment channel (*LaLa TV*). Channels in which Jupiter TV holds investments include four sports channels owned by J Sports Broadcasting Corporation (J Sports Broadcasting), which is a 34% owned joint venture with Sony Broadcast Media Co. Ltd. (Sony), Fuji Television Network, Inc., SOFTBANK Broadmedia Corporation, Skyperfect Communications Inc. and Itochu Corporation; *Animal Planet Japan,* a one-third owned joint venture with Discovery Networks and BBC Worldwide; *Discovery Channel Japan* and *Discovery HD* through a 50% owned joint venture with Discovery Networks; *AXN Japan,* a 35% owned joint venture with Sony; and *Reality TV Japan,* a 50% owned joint venture with Zone Vision Enterprises. Jupiter TV provides affiliate sales services and in some cases advertising sales and other services to channels in which it has an investment for a fee.

The market for multi-channel television services in Japan is highly complex with multiple cable systems, DTH satellite platforms, and more recently, alternative broadband service providers. Cable systems in Japan served 18.2 million homes at December 31, 2005. A large percentage of these homes, however, are served by systems (referred to as compensation systems) whose service principally consists of retransmitting free television services to homes whose reception of such broadcast signals has been blocked. Higher capacity systems and larger cable systems that offer a full complement of cable and broadcast channels, of which J:COM is the largest in terms of subscribers, currently serve 5.8 million households. The majority of channels in which Jupiter TV holds an interest are marketed as basic television services to cable system operators, with distribution at December 31, 2005, ranging from 15.4 million homes for *Shop Channel* (which is carried in many compensation systems as well as in multi-channel cable systems) to 0.6 million homes for more recently launched channels, such as *Reality TV Japan*.

Each of the channels in which Jupiter TV has an interest, except for *Discovery HD*, is also currently offered on SkyPerfecTV1, a digital satellite platform that delivers approximately 180 channels a la carte and in an array of basic and premium packages, from two satellites operated by JSAT Corporation (JSAT). Each of the channels, except for *Reality TV Japan* and *Discovery HD*, is also offered on SkyPerfecTV2, another satellite platform in Japan, which delivers a significantly smaller number of channels. Under Japan's complex regulatory scheme for satellite broadcasting, a person engaged in the business of broadcasting programming must obtain a broadcast license that is perpetual, although subject to revocation by the relevant governmental agency, and then lease from a satellite operator the bandwidth capacity on satellites necessary to transmit the programming to cable and other distributors and direct-to-home satellite subscribers. In the case of distribution of Jupiter TV's 33% or greater owned channels on SkyPerfecTV1, these licenses and satellite capacity leases are held through its subsidiaries, Jupiter Satellite Broadcasting Corporation (JSBC) and Jupiter Satellite Broadcasting Corporation 2 (JSBC2), except for *AXN Japan* and the J Sports Broadcasting channels which hold their own licenses. The broadcast licenses and satellite capacity leases for those of Jupiter TV's 33% or greater owned channels that are delivered by SkyPerfecTV2 are held by four other companies that are majority owned by unaffiliated entities. JSBC's leases with JSAT for bandwidth capacity on JSAT's two satellites expire between 2006 and 2011. The leases for bandwidth capacity with respect to the SkyPerfecTV2 platform expire between 2012 and 2014. JSBC, JSBC2 and other licensed broadcasters then contract with the platform operator, such as SkyPerfecTV, for customer management and marketing services (sales and marketing, billing and collection) and for encoding services (compression, encoding and multiplexing of signals for transmission) on behalf of the licensed channels. The majority of channels in which Jupiter TV holds an interest are marketed as basic television services to DTH subscribers with distribution at December 31, 2005, ranging from 3.5 million homes for *Shop Channel* (which is carried as a free service to all DTH subscribers) to 0.5 million homes for more recently launched channels, such as *Reality TV Japan*.

Distribution of multichannel television services in Japan, through alternative broadband platforms, such as FTTH and ADSL, is not yet widespread. The majority of channels in which Jupiter TV holds an interest are marketed as basic television services to alternative broadband subscribers with distribution at December 31, 2005, ranging from 0.1 million homes for *Shop Channel* (which is carried as a free service to broadband television subscribers) to 0.01 million homes for lesser distributed channels, such as *Movie Plus*.

Jupiter TV operates Jupiter VOD, a 50% owned joint venture with J:COM, which has access to 0.6 million VOD-enabled digital cable subscribers at December 31, 2005. Jupiter TV also operates Online TV, a 55% owned joint venture with SECOM Co. Ltd., Tohokushinsha Film Corporation and Nikkei Shinbun. Online TV is a content aggregation platform for broadband television services supplying channels, including the majority of channels in which Jupiter TV holds an interest, to several Internet service providers.

Eighty-six percent of Jupiter TV's consolidated revenue for 2005 was attributable to retail revenue generated by the *Shop Channel*. Cable operators are paid distribution fees to carry the *Shop Channel*, which are either fixed rate per subscriber fees or the greater of fixed rate per subscriber fees and a percentage of revenue generated through sales to the cable operator's viewers. SkyPerfecTV is paid a fixed rate per subscriber distribution fee to provide the *Shop Channel* to its DTH subscribers. Alternative broadband platforms are also paid a fixed rate fee per subscriber that is able to view *Shop Channel* through their platform. After *Shop Channel*, J Sports Broadcasting's four sports channels generate the most revenue of the channels in which

Jupiter TV has an interest. The majority of this revenue is derived from cable and satellite subscriptions. Currently, advertising sales are not a significant component of Jupiter TV's revenue.

Sumitomo and we each own a 50% interest in Jupiter TV. Pursuant to a stockholders agreement we entered into with Jupiter TV and Sumitomo, Sumitomo and we each have preemptive rights to maintain our respective equity interests in Jupiter TV, and Sumitomo and we each appoint an equal number of directors provided we maintain our equal ownership interests. No board action may be taken with respect to certain material matters without the unanimous approval of the directors appointed by us and Sumitomo, provided that Sumitomo and we each own 30% of Jupiter TV's equity at the time of any such action. Sumitomo and we each hold a right of first refusal with respect to the other's interests in Jupiter TV, and Sumitomo and we have each agreed to provide Jupiter TV with a right of first opportunity with respect to the acquisition of more than a 10% equity position in, or the management of or any similar participation in, any programming business or service in Japan and any other country to which Jupiter TV distributes its signals, in each case subject to specified limitations.

Japan — Other

We also own an interest in Mediatti Communications, Inc. (Mediatti), a provider of cable television and high speed Internet access services in Japan that served 102,500 video cable subscribers (analog and digital) and 58,500 Internet subscribers at December 31, 2005. Our interest in Mediatti is held through Liberty Japan MC, LLC (Liberty Japan MC), a company of which, as of December 31, 2005, we owned 94.6% and Sumitomo owned 5.4%.

At December 31, 2005, Liberty Japan MC owned a 36.4% voting interest in Mediatti and an additional 6.64% interest that had limited veto rights. In January 2006, Liberty Japan MC converted its limited voting shares into ordinary common shares. In February 2006, Liberty Japan MC acquired additional shares of Mediatti increasing its voting interest to 46.09%, all of which now consists of ordinary common shares. As of February 2006, we owned 95.2% of Liberty Japan MC and Sumitomo owned 4.8%. Until February 2006, Sumitomo had the option to increase its ownership interest in Liberty Japan MC to up to 50% but did not exercise that option.

Liberty Japan MC, Olympus Mediacom L.P. (Olympus) and two minority shareholders of Mediatti have entered into a shareholders agreement pursuant to which Liberty Japan MC has the right to nominate three of Mediatti's seven directors and which requires that significant actions by Mediatti be approved by at least one director nominated by Liberty Japan MC.

The Mediatti shareholders who are party to the shareholders agreement have granted to each other party whose ownership interest is greater than 10% a right of first refusal with respect to transfers of their respective interests in Mediatti. Each shareholder also has tag-along rights with respect to such transfers. Olympus has a put right that is first exercisable during July 2008 to require Liberty Japan MC to purchase all of its Mediatti shares at fair market value. If Olympus exercises such right, the two minority shareholders who are party to the shareholders agreement may also require Liberty Japan MC to purchase their Mediatti shares at fair market value. If Olympus does not exercise such right, Liberty Japan MC has a call right that is first exercisable during July 2009 to require Olympus and the minority shareholders to sell their Mediatti shares to Liberty Japan MC at the then fair market value. If both the Olympus put right and the Liberty Japan MC call right expire without being exercised during the first exercise period, either may thereafter exercise its put or call right, as applicable, until October 2010.

The Americas

Our operations in the Americas are conducted primarily through our 80% owned subsidiary VTR in Chile and our wholly owned subsidiary Liberty Cablevision of Puerto Rico. We also have subsidiaries that are broadband providers operating in Brazil and Peru and a joint venture interest in MGM Networks Latin America and a subsidiary in Argentina, both of which offer programming content to the Latin America market. Our partner in VTR, CCC, has a put right which will allow CCC to require us to purchase all, but not less than all, of its 20% interest in VTR at fair value, subject to a minimum price, such put right being exercisable beginning on April 13, 2006 and ending on April 13, 2015.

VTR GlobalCom S.A.

Our primary Latin American operation, VTR, is Chile's largest multi-channel television provider in terms of homes passed and number of subscribers, and is a leading high-speed Internet access provider, and Chile's second largest provider of residential telephony services in terms of lines in service. VTR provides services in Santiago, Chile's largest city, the large regional cities of Iquique, Antofagasta, Concepción, Viña del Mar, Valparaiso and Rancagua, and smaller cities across Chile. VTR's network passed 2.2 million homes and had 751,200 analog cable subscribers, 6,800 digital cable subscribers, 303,000 Internet subscribers and 364,700 telephony subscribers at December 31, 2005.

All of VTR's video subscribers are served via wireline cable, with the vast majority via aerial plant. VTR's network is 59.2% upgraded to two-way capability with a bandwidth of 750 MHz. VTR has an approximate 89% market share of cable television services throughout Chile and an approximate 98% market share within Santiago. VTR's channel lineup consists of 32 to 81 channels segregated into two tiers of analog cable service: a basic service with 32 to 68 channels and a premium service with 11 channels. VTR offers basic tier programming similar to the basic tier program lineup in the United States, including more premium channels such as HBO, Cinemax and Cinecanal on the basic tier. As a result, subscription to its existing premium service package is limited because its basic analog package contains similar channels. VTR obtains programming from the United States, Europe, Argentina and Mexico. Domestic cable television programming in Chile is only just beginning to develop around local events such as soccer matches. VTR also offers a digital platform with programming options similar to its analog premium service. During 2006, VTR plans to move its premium analog customers to its digital platform.

VTR offers several alternatives of always on, unlimited-use high-speed Internet access to residences and SOHO offices under the brand name Banda Ancha in 30 communities within Santiago and 19 cities outside Santiago. Subscribers can purchase one of 17 services with download speeds ranging from 128 Kbps to 10 Mbps. For a moderate to heavy Internet user, VTR's Internet service is generally less expensive than a dial-up service with its metered usage. To provide more flexibility to the user, VTR also offers Banda Ancha Flex, where a low monthly flat fee includes the first 200 minutes, with metered usage above 200 minutes. Thirty-three percent of VTR's video cable subscribers also receive Internet service, representing 83% of its Internet subscribers.

VTR offers telephony service to customers in 25 communities within Santiago and 18 cities outside Santiago. VTR offers basic dial tone service as well as several value-added services. VTR primarily provides service to residential customers who require one or two telephony lines. It also provides service to SOHO customers. VTR also offers telephony services to its two-way homes passed by applying VoIP. Fourteen percent of VTR's telephony subscribers are served using VoIP technology. Thirty-three percent of VTR's video cable subscribers also receive telephony service, representing 68% of its telephony subscribers.

VTR is subject to certain regulatory conditions as a result of the combination with Metropolis in April 2005. The most significant conditions require that the combined entity (i) re-sell broadband capacity to third party Internet service providers on a wholesale basis; (ii) activate two-way to two million homes passed within five years from the consummation date of the combination; and (iii) for three years after the consummation date of the combination, limit basic tier price increases to the rate of inflation, plus a programming cost escalator. In December 2005, the Subsecretaria de Telecomunicaciones of Chile awarded VTR regional concessions for wireless local telephone service in the frequency band of 3400-3600 MHz. Using this spectrum, VTR plans to offer broadband telephony and data services through Worldwide Interoperability for Microwave Access (WiMax) technology. WiMax is a wireless alternative to cable and DSL for the last mile of broadband access. WiMax will allow VTR to expand its service area by 1.3 million homes and increase the number of two-way homes passed by 540,000 on a more cost-effective basis than cable. The issuance of the WiMax license has, however, been challenged by a third party. VTR believes the challenge is without merit but it may delay its construction plans for WiMax.

Regulatory Matters

Overview

Video distribution, Internet, telephony and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country, although in some significant respects regulation in European markets is harmonized under the regulatory structure of the European Union or "EU." Adverse regulatory developments could subject our businesses to a number of risks. Regulation could limit growth, revenue and the number and types of services offered. In addition, regulation may restrict our operations and subject them to further competitive pressure, including pricing restrictions, interconnect and other access obligations, and restrictions or controls on content, including content provided by third parties. Failure to comply with current or future regulation could expose our businesses to various penalties.

Foreign regulations affecting distribution and programming businesses fall into several general categories. Our businesses are generally required to obtain licenses, permits or other governmental authorizations from, or to notify or register with, relevant local or regulatory authorities to own and operate their respective distribution systems and to offer services across them. In some countries, these licenses and registrations are non-exclusive and of limited duration. In most countries where we provide video programming services, we must comply with restrictions on programming content. Local or national regulatory authorities in some countries where we provide video services also impose pricing restrictions and subject certain price increases to prior approval or subsequent control by the relevant local or national authority.

Europe

Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom are Member States of the EU. As such, these countries are required to enact national legislation that implements EU directives. Although not an EU Member State, Romania is seeking to join the EU in 2007 and its laws are strongly influenced by EU directives since it will need to comply with these directives in order to join the EU. As a result, most of the markets in Europe in which our businesses operate have been significantly affected by the regulatory framework that has been developed by the EU. The exception to this is Switzerland, which is not an EU Member State and is currently not seeking any such membership. Regulation in Switzerland is discussed separately below.

Communications Services and Competition Directives

A number of legal measures, which we refer to as the Directives, have revised the regulatory regime concerning communications services across the EU. They include the following:

- Directive for a New Regulatory Framework for Electronic Communications Networks and Services (referred to as the Framework Directive);
- Directive on the Authorization of Electronic Communications Networks and Services (referred to as the Authorization Directive);
- Directive on Access to and Interconnection of Electronic Communications Networks and Services (referred to as the Access Directive);
- Directive on Universal Service and Users' Rights relating to Electronic Networks and Services (referred to as the Universal Service and Users' Rights Directive);
- Directive on Privacy and Electronic Communications (referred to as the Privacy Directive); and
- Directive on Competition in the Markets for Electronic Communications and Services (referred to as the Competition Directive).

In addition to the Directives, the European Parliament and European Council made a decision intended to ensure the efficient use of radio spectrum within the EU. Existing EU member countries were required to implement the Framework, Authorization, Access and the Universal Service and Users' Rights Directives by

July 25, 2003. The Privacy Directive was to have been implemented by October 31, 2003. The Competition Directive is self-implementing and does not require any national measures to be adopted. The 10 countries that joined the EU on May 1, 2004 were to ensure compliance with the Directives as of the date of accession. Measures seeking to implement the Directives are in force in most Member States. Of those EU countries in which we operate, only Belgium still needs to bring into force laws seeking substantially to implement the Directives.

The Directives seek, among other things, to harmonize national regulations and licensing systems and further increase market competition. These policies seek to harmonize licensing procedures, reduce administrative fees, ease access and interconnection, and reduce the regulatory burden on telecommunications companies. Another important objective of the new Directives is to implement one new regime for the development of communications networks and communications services, including the delivery of video services, irrespective of the technology used.

Many of the obligations included within the Directives apply only to operators or service providers with "Significant Market Power" (SMP) in a relevant market. For example, the provisions of the Access Directive allow Member States to mandate certain access obligations only for those operators and service providers that are deemed to have SMP. For purposes of the Directives, an operator or service provider will be deemed to have SMP where, either individually or jointly with others, it enjoys a position of significant economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and consumers.

As part of the implementation of certain of the Directives, the National Regulatory Authority or "NRA" is obliged to analyze 18 markets predefined by the Commission of European Communities (EC Commission) to determine if any operator or service provider has SMP. Such markets are referred to as the 18 predefined markets. We have been found to have SMP in some markets in some countries and further such findings are possible. In particular, in those markets where we offer telephony services, we will often be found to have SMP in the termination of calls on our own network. In addition, in some countries we may be found to have SMP in the wholesale distribution of television channels. Some national regulators may also seek to find that we have SMP in the wholesale broadband Internet market. Although we would vigorously dispute this last finding, there can be no assurance that such finding will not be made. NRAs might also seek to define us as having SMP in another of the 18 predefined markets or define and analyze additional markets, such as the retail market for the reception of radio and television packages. In the event that we are found to have SMP in any particular market, a NRA could impose certain conditions on us to prevent abusive behavior by us.

Under the Directives, the EC Commission has the power to veto the assessment by a NRA of SMP in any market not set out in their predefined list as well as any finding by a NRA of SMP in any market whether or not it is set out in the list.

Certain key elements introduced by the Directives are set forth below, followed by a discussion of certain other regulatory matters and a description of regulation for five countries where we have large operations. This description in not intended to be a comprehensive description of all regulation in this area.

Licensing. Individual licenses for electronic communications services are not required for the operation of an electronic communications network or the offering of electronic communications services. A simple registration is required in these cases. Member States are limited in the obligations that they may place on someone who has so registered; the only obligations that may be imposed are specifically set out in the Authorizations Directive.

Access Issues. The Access Directive sets forth the general framework for interconnection of, and third party access to, networks, including cable networks. Public telecommunications network operators are required to negotiate interconnection agreements on a non-discriminatory basis with each other. In addition, some specific obligations are provided for in this Directive such as an obligation to distribute wide-screen television broadcasts in that format and certain requirements to provide access to conditional access systems. Other access obligations can be imposed on operators identified as having SMP in a particular market. These obligations are based on the outcomes that would occur under general competition law.

"Must Carry" Requirements. In most countries where we provide video and radio services, we are required to transmit to subscribers certain "must carry" channels, which generally include public national and local channels. In some European countries, we may be obligated to transmit quite a large number of channels by virtue of these requirements. Until recently, there was no meaningful oversight of this issue at the EU level. This changed when the Directives came into effect. Member States are only permitted to impose must carry obligations where they are necessary to meet clearly defined general interest objectives and where they are proportionate and transparent. Any such obligations must be subject to periodic review. It is not clear what effect this new rule is having in practice but we expect it to lead to a reduction of the size of must-carry packages in some countries.

Consumer Protection Issues and Pricing Restrictions. Under the Directives, we may face various consumer protection restrictions if we are in a dominant position in a particular market. However, before the implementation of the Directives, local or national regulatory authorities in many European countries where we provide video services already imposed pricing restrictions. This is often a contractual provision rather than a regulatory requirement. Often, the relevant local or national authority must approve basic tier price increases. In certain countries, price increases will only be approved if the increase is justified by an increase in costs associated with providing the service or if the increase is less than or equal to the increase in the consumer price index, or "CPI". Even in countries where rates are not regulated, subscriber fees may be challenged if they are deemed to constitute anti-competitive practices.

Other. Our European operating companies must comply with both specific and general legislation concerning data protection, data retention, content provider liability and electronic commerce. These issues are broadly harmonized or being considered for harmonization at the EU level. For example, the EU recently agreed a new Directive on data retention, which will likely increase the amount of data we must store for law enforcement purposes and the length of time we must store it.

In late 2005, the EC Commission announced a call for input on a review of the regulatory framework described above. In early 2006, they made comments on their future views of the 18 predefined markets. Their review will progress through 2006 and, at some point, may lead to fresh EU level legislation and/or a review of the list of the 18 predefined markets. Any such processes could lead to material changes in the regime described above.

Broadcasting. Broadcasting is an area outside the scope of the Directives. Generally, broadcasts originating in and intended for reception within a country must respect the laws of that country. However, pursuant to another Directive, EU Member States are required to allow broadcast signals of broadcasters in another EU Member State to be freely transmitted within their territory so long as the broadcaster complies with the law of the originating EU Member State. An international convention extends this right beyond the EU's borders into the majority of territories in which we operate. This EU directive also establishes quotas for the transmission of European-produced programming and programs made by European producers who are independent of broadcasters. The EU legal framework governing broadcast television currently is under review and the EC Commission issued a proposal for a new Directive at the end of 2005. The draft will be subject to amendment and adoption by the European Council and the European Parliament. Any new Directive adopted by these institutions would then be transposed into the laws of the various Member States over a defined timescale. Such a process could lead to substantial changes in the regulation of broadcasting.

Competition Law and Other Matters

EU directives and national consumer protection and competition laws in many of our European markets impose limitations on the pricing and marketing of bundled packages of services, such as video, telephony and Internet access services. Although our businesses may offer their services in bundled packages in European markets, they are sometimes not permitted to make subscription to one service, such as cable television, conditional upon subscription to another service, such as telephony. In addition, providers cannot abuse or enhance a dominant market position through unfair anti-competitive behavior. For example, cross-subsidization having this effect would be prohibited.

As our businesses become larger throughout the EU and in individual countries in terms of service area coverage and number of subscribers, they may face increased regulatory scrutiny. Regulators may prevent certain acquisitions or permit them only subject to certain conditions.

Austria

Austria has a communications law that broadly transposes the Directives. The NRA is in the process of analyzing the 18 predefined markets to determine if any operator or service provider has SMP. We have been found to have SMP in the call termination market on our own telecommunications network, together with all other network operators. This has led to a system of call termination price control via benchmarking with prices charged by the incumbent operator.

France

France has a communications law that broadly transposes the Directives. The NRA is in the process of analyzing the 18 predefined markets to determine if any operator or service provider has SMP. We have been found to have SMP in the call termination market on our own telecommunications network, together with all other network operators. This has led to a variety of requirements, including the obligation to provide interconnection and access to, and use of, specific network facilities, non-discrimination, transparency and a prohibition against charging excessive prices.

Hungary

Hungary has a communications law that broadly transposes the Directives. The NRA has virtually finished the process of analyzing the 18 predefined markets to determine if any operator or service provider has SMP with the only exception of relevance to our business being the ongoing analysis of the wholesale broadcast transmission market. The operations of our telephony subsidiary, Monor Telefon Tarsasag RT (Monor) have been found to have SMP in the call termination and origination market on our own telecommunications network, as well as in the markets for wholesale unbundled access and for wholesale broadband access, together with all other similar network operators. This has led to a variety of requirements, including the need to provide interconnection and access to, and use of, specific network facilities, non-discrimination, transparency, accounting separation and price control. We are also required to produce a wholesale ADSL offer on the Monor telecommunication network based on a discount from our retail prices.

Monor has further been found to have SMP in a variety of retail markets relating to the provision of network access to business and to residential customers where our price increases have been capped at the rise in the CPI and in the markets for long distance and international calls for residential and business customers where we have been required to offer carrier pre-selection services.

The Netherlands

Historically, in many parts of The Netherlands, Europe Broadband has been a party to contracts with local municipalities that control aspects of our Netherlands business, including, in some cases, pricing and package composition. Most of these contracts have been eliminated by agreement, although some contracts are still in force and under negotiation. In some cases there is litigation ongoing with certain municipalities resisting our attempts to move away from the contracts.

The Netherlands has a communications law that broadly transposes the Directives. Onafhankelijke Post en Telecommunicatie Autoriteit (OPTA), The Netherlands NRA, has, with one exception, finished its analysis of the 18 predefined markets in order to determine which, if any, operator or service provider has SMP. OPTA has concluded that we do not have SMP in The Netherlands broadband market and so no obligations have been placed on us there.

At the end of December 2005, we were declared by OPTA to have SMP in the market related to call termination on our own network. Obligations imposed are to provide access to interconnecting operators on a transparent and reasonable basis along with tariff regulation, which will be derived from the regulated interconnect charges of Royal KPN N.V. (KPN).

As to the wholesale broadcast market, we have been held to have SMP in the distribution of both free to air and pay television programming. As a result, OPTA may require us to provide access to content providers and packagers who are seeking to distribute content over our network using their own conditional access platform, which content is not already part of our own basic tier television offering. This access must be offered at cost oriented prices regulated by OPTA. Further we would be obliged to grant program providers access to our basic tier offering in certain circumstances in line with current laws and regulations. OPTA has indicated that requests for access must be reasonable and that a request by a third party that has an alternative infrastructure or that would result in disproportionate use of available network capacity would not likely be considered reasonable. We have not yet, however, seen a final decision from OPTA as to the exact scope of these obligations. This decision is expected in the first quarter of 2006.

In addition, since late 2005, OPTA has been discussing with the EC Commission a market outside the 18 predefined markets relating to the retail delivery of radio and television packages in The Netherlands and the obligations it proposes to impose. The proposed obligation included retail price regulation on a cost oriented basis of the analog package, a requirement to indicate to customers which part of the subscription fees relate to network costs and which relate to programming costs, and a requirement to unbundle analog video services from other services. In December 2005, the EC Commission approved OPTA's revised proposal for regulation in this retail market on the basis that it was limited to one year and that OPTA would not intervene in cable operators' retail prices as long as these do not increase by more than the CPI increase. OPTA may, while monitoring the market, seek further powers to regulate cable end-user pricing in the future. We have not yet seen a final decision from OPTA as to the exact scope of proposed obligations. This is expected in the first quarter of 2006.

Switzerland

As Switzerland is not a member of the European Union, it is not obliged to follow European Union legislation. However, the liberalization of the Swiss telecommunications market to a certain extent has moved in parallel, although delayed, with liberalization in the EU. The current regulatory framework governing telecommunications services in Switzerland was established on January 1, 1998, with the enactment of the Telecommunications Act and a concurrent restatement of the Radio and Television Act (RTVA). This new regulatory regime opened both the telecommunications and cable television markets to increased competition.

The RTVA regulates the operation, distribution and redistribution, and receipt of radio and television programs. A distributor who creates a program and aims to broadcast such program requires a programming license. The redistribution of programs requires a redistribution license. As in the EU, must-carry rules require us to redistribute certain national and regional television and radio programs, such as programs of the Swiss Broadcasting Corporation. The RTVA is currently undergoing a comprehensive restatement in order to keep current with technological and market developments such as digitalization and convergence and a new version is expected to enter into force in 2007. This could lead to material changes in the Swiss regulatory regime.

The transmission of voice and data information through telecommunications devices is regulated by the Telecommunications Act. Such Act requires any operator that provides telecommunications services and independently operates a significant portion of a network to obtain a license. Dominant telecommunications service providers must provide interconnection to other providers on a non-discriminatory basis and in accordance with a transparent and cost-based pricing policy, stating the conditions and prices separately for each interconnection service. We have not been found to have a dominant market position under the Telecommunications Act, but cannot exclude the possibility that we might be in the future.

The Telecommunications Act is currently under review aiming to strengthen competition in the telecommunication markets and to increase transparency for customers. If implemented as currently discussed in the Swiss Parliament, such new legislation would replace the licensing system by a system of notification and introduce *unbundling* of the local loop for telephony and data services. Any form of unbundling, however, would be restricted to the network of Swisscom AG (Swisscom), the incumbent telecommunications operator. The new

Telecommunications Act is expected to enter into force the earliest in 2006. This could lead to material changes in the Swiss regulatory regime.

Under the Act on the Surveillance of Prices, the Swiss Price Regulator has the power to prohibit price increases or to order price reductions in the event a company with market power implements prices that are deemed to be abusively high, unless the Swiss Price Regulator and the company can come to a mutual agreement. For purposes of the Swiss Price Regulation Act, a price is considered to be abusively high if it is not the result of effective competition. We are subject to price regulation regarding our analog television offering and have entered into a contract with the price regulator that determines the retail prices for analog television services until the end of 2006.

Under the Swiss Act on Cartels and other Restraints of Competition, or Cartels Act, in preliminary proceedings we have been obliged to provide access to our network to a content provider in Switzerland that has exclusive rights to a significant portion of the premium and sports content distributed in Switzerland. Although the injunction has been lifted by the Federal Court, the main proceedings are pending and we may be forced to continue allowing this third party content provider to provide its service over our network through its own conditional access platform.

Japan

Regulation of the Cable Television Industry. The two key laws governing cable television broadcasting services in Japan are the Cable Television Broadcast Law and the Wire Telecommunications Law. The Cable Television Broadcast Law was enacted in 1972 to regulate the installation and operation of cable television facilities and the provision of cable television services. The Wire Telecommunications Law is the basic law in Japan governing wire telecommunications, and it regulates all wire telecommunications equipment, including cable television facilities.

Under the Cable Television Broadcast Law, any business seeking to install cable television facilities with more than 500 drop terminals must obtain a license from the Ministry of Internal Affairs and Communications, commonly referred to as the MIC. Under the Wire Telecommunications Law, if these facilities have fewer than 500 drop terminals, only prior notification to the MIC is required. If a license is required, the license application must provide an installation plan, including details of the facilities to be constructed and the frequencies to be used, financial estimates, and other relevant information. Generally, the license holder must obtain prior permission from the MIC in order to change any of the items included in the original license application. The Cable Television Broadcast Law also provides that any business that wishes to furnish cable television services must file prior notification with the MIC before commencing service. This notification must identify the service areas, facilities and frequencies to be used (unless the facilities are owned by the provider) and outline the proposed cable television broadcasting services and other relevant information, regardless of whether these facilities are leased or owned. Generally, the cable television provider must notify the MIC of any changes to these items.

Prior to the commencement of operations, a cable television provider must notify the MIC of all charges and tariffs for its cable television services. Those charges and tariffs to be incurred in connection with the mandatory re-broadcasting of television content require the approval of the MIC. A cable television provider must also give prior notification to the MIC of all amendments to existing tariffs or charges (but MIC approval of these amendments is not required).

A cable television provider must comply with specific guidelines, including: (1) editing standards; (2) making its facilities available for third party use for cable television broadcasting services, subject to the availability of broadcast capacity; (3) providing service within its service area to those who request it absent reasonable grounds for refusal; (4) obtaining retransmission consent where retransmission of television broadcasts occur, unless such retransmission is required under the Cable Television Broadcast Law for areas having difficulties receiving television signals; and (5) obtaining permission to use public roads for the installation and use of cable.

The MIC may revoke a facility license if the license holder breaches the terms of its license; fails to comply with technical standards set forth in, or otherwise fails to meet the requirements of, the Cable Television Broadcast Law; or fails to implement a MIC improvement order relating to its cable television facilities or its operation of cable television services.

Regulation of the Telecommunications Industry. As providers of high-speed Internet access and telephony, our businesses in Japan also are subject to regulation by the MIC under the Telecommunications Business Law. The Telecommunications Business Law previously regulated Type I and Type II carriers. Type I carriers were allowed to carry data over telecommunications circuit facilities which they install or on which they hold long-term leases meeting certain criteria. Type I carriers included common carriers, as well as wireless operators. Type II carriers, including telecommunications circuit resale carriers and Internet service providers, carried data over facilities installed by others. Under the Telecommunications Business Law, Type I carriers were allowed to offer the same kinds and categories of services as Type II carriers. Because our businesses carry data over telecommunications circuit facilities, which they installed in connection with their telephony and high-speed Internet access and existing cable lines, our businesses were Type I carriers.

Effective April 1, 2004, amendments to the Telecommunications Business Law eliminated the distinction between Type I (facilities-based) and Type II (service-based) carriers. Type I carriers previously were subject to more stringent licensing and tariff requirements than Type II carriers. The amendments will make it easier for entities to enter the Japanese telecommunications market, particularly those carriers who wish to own and operate their own facilities on a limited scale. Larger carriers with facilities exceeding a certain size will be required to register with the MIC, while smaller carriers may enter the market just by providing notice to the MIC. The amendments also allow any carrier to discontinue business by providing notice to their users and ex-post notification to the MIC.

Under these amendments, carriers who provide Basic Telecommunications Services, defined as telecommunications that are indispensable to the lives of the citizenry as specified in MIC ordinances, will be required to provide such services in an appropriate, fair and stable manner. Carriers providing Basic Telecommunications Services must do so pursuant to terms and conditions and for rates that have been filed in advance with the MIC. The MIC may order modifications to contract terms and conditions it deems inappropriate for certain specified reasons. The terms and conditions as well as charges and tariffs for the provision of telecommunications services for Type I carriers were strictly regulated, but under these amendments, carriers may generally negotiate terms and conditions with their users (including fees and charges) except those relating to Basic Telecommunications Services.

Under these amendments, interconnection with telecommunications carriers was also deregulated. Telecommunications carriers, other than those exceeding certain standards specified in the Telecommunications Business Law (such as Nippon Telephone & Telegraph (NTT)), may set interconnection tariffs and terms and conditions through independent negotiations without MIC approval.

Telecommunication carriers that own their telecommunication circuit facilities are required to maintain such facilities in conformity with specified technical standards. The MIC may order a carrier that fails to meet such standards to improve or repair its telecommunication facilities.

The Americas

Chile

Cable and telephony applications for permits and concessions are submitted to the Ministry of Transportation and Telecommunications, which, through the Subsecretary of Telecommunications, or Subtel, is responsible for regulating, granting permits and concessions, registering and supervising all telecommunications providers. Wireline cable television permits are non-exclusive and granted for indefinite terms. Wireless television permits have renewable terms of 10 years, while telecommunication concessions (for example, for fixed or mobile telephony) have renewable 30-year terms. Wireline and wireless permits and concessions require operation in accordance with a technical plan submitted by the licensee together with the permit or concession application. VTR has cable permits in most major and medium sized markets in Chile. Cross ownership between cable television, Internet access and telephony is also permitted.

In general, the General Telecommunications Law of Chile allows telecommunications companies to provide service and develop telecommunication infrastructure without geographic restrictions or exclusive rights to serve. Chile currently has a competitive, multi-carrier system for international and local long distance telecommunications services. Regulatory authorities currently determine prices charged to customers for local telecommunications services provided by incumbent local fixed telephony operators until the market is determined to be competitive. Charges for access (prices for terminating calls in fixed or mobile networks), other interconnection services and unbundling services are determined for all operators, whether or not incumbent. To date, the regulatory authorities have determined prices charged to customers by the dominant local wireline telephony providers and the interconnection and unbundling tariffs for several other operators (including our local telephony company). In all cases, the authorities determine a maximum rate structure that shall be in force for a five year period. Local service providers with concessions are obligated to provide service to all customers that are within their service area or are willing to pay for an extension to receive service. Local providers, whether or not incumbent, must also give long distance service providers equal access to their network connections at regulated prices.

Competition

Markets for broadband distribution, including cable and satellite distribution, Internet access and telephony services, and video programming generally are highly competitive and rapidly evolving. Consequently, our businesses expect to face increased competition in these markets in the countries in which they operate, and specifically as a result of deregulation in the EU. The percentage information for Europe Broadband on market share is based on information published by Screen Digest and Dataxis for the third quarter of 2005. For Japan, all percentage information on market share is based on information obtained from the website of the Japanese Ministry of Internal Affairs and Communications. For Chile, the percentage information is based on internal market studies, information obtained from public filings by competitors and market information published by the International Data Corporation.

Broadband Distribution

Video Distribution

Our businesses compete directly with a wide range of providers of news, information and entertainment programming to consumers. Depending upon the country and market, these may include: (1) over-the-air broadcast television services; (2) DTH satellite service providers (systems that transmit satellite signals containing video programming, data and other information to receiving dishes of varying sizes located on the subscriber's premises); (3) satellite master antenna television systems, commonly known as SMATVs, which generally serve condominiums, apartment and office complexes and residential developments; (4) MMDS operators; (5) digital terrestrial television, or "DTT", broadcasters; (6) other cable operators in the same communities that we serve; (7) other fixed-line telecommunications carriers and broadband providers, including the incumbent telecommunications operators, offering video products using DSL or ADSL technology or over fiber optic lines of FTTH networks; and (8) movie theaters, video stores and home video products. Our businesses also compete to varying degrees with more traditional sources of information and entertainment, such as newspapers, magazines, books, live entertainment/concerts and sporting events.

In Poland and Romania, our businesses face significant competition from other cable operators where our systems are over built, while in other countries the primary competition is from DTH satellite service providers, DTT broadcasters and/or other distributors of video programming using broadband networks. In some of our largest markets, including The Netherlands, France and Japan, we are facing increasing competition from video services offered by or over the network of the incumbent telecommunications operator. We seek to compete by offering attractive content as well as expanding our new services, such as digital television, VOD, high-definition television, and personal video recorders.

• *Europe.* The competitive situation in Europe tends to vary from country to country, which is partly reflective of the respective country's history. For example in some countries, such as Belgium, Switzerland and The Netherlands, there has long been high cable penetration and in Austria and France there are long-established satellite platforms. Nevertheless, broad competitive trends can be seen in many of the European countries in which we operate.

For video services the key competition has traditionally come either from over the air broadcasts or from satellite distribution. In other countries competition from SMATV or MMDS can be a factor. DTT is increasingly a competitive reality in Europe via a range of different business models from full-blown encrypted pay television offers on DTT to free-to-air. DTT is a growing service in most countries and further launches are expected.

Also, television over DSL networks is either provided directly by the owner of that network or by a third party and is fast becoming a significant part of the competitive environment. The ability of incumbent operators to now offer the so-called "Triple Play" of video, Internet and telephony services is expected to exert growing competitive pressure on cable-delivered video services. FTTH networks are, so far, rare in Europe although they are present or planned in a number of countries. In addition, there is increasing willingness from government and quasi-government entities in Europe to consider investing their money in such networks which would create a new source of competition.

Austria. In Austria we are the largest cable company based on number of video cable subscribers. Our primary competition for video services is from free-to-air television received via satellite and from digital DTH platforms. Approximately 50% of Austrian households receive free television compared to approximately 37% of Austrian households served by cable services. Within the footprint covered by Broadband-Austria, 52% of the homes passed subscribe to our cable services (analog and digital). Broadband-Austria may face increased competition in the future from developing technologies. An incumbent telecommunications operator, Telekom Austria AG (Telekom Austria), has recently launched television via a broadband internet connection, or "IPTV", and the public broadcaster, ORF, has announced it will launch DTT services in early 2006.

France. France is one of the most competitive markets in which we operate, with multiple video distribution platforms, including cable, satellite, ADSL, DTT and, more recently, mobile telephony. The penetration of pay television services is significantly lower in France than other European countries. Within the footprint of Broadband-France, 33% of the homes passed subscribe to our cable services (digital and analog). This represents slightly less than 6% of the total market, compared to a slightly higher percentage for NC Numericable SA (the largest cable operator). Broadband-France also competes with DTH satellite service and IPTV operators. Satellite television penetration is approximately 17% of the total market and the two largest operators, CanalSat S.A. and TPS (television par satellite), have announced an agreement to merge. According to *New Television Insider* (February 21, 2006), the combined subscriber base of the two platforms would be approximately 3.7 million. Subscriptions for IPTV services offered by five providers, including the incumbent telecommunications operator, are expected to grow as these operators can offer bundled services. To maintain and improve its market share, Broadband-France offers attractive digital programming packages.

Hungary. In Hungary, we are the largest cable service provider based on number of video cable subscribers. Of the Hungarian households receiving cable television, 36% subscribe to our service. In addition, Broadband-Hungary provides satellite service to 4% of the Hungarian households. Broadband-Hungary faces competition from Antenna Hungaria Rt., a digital MMDS provider (recently purchased by Swisscom), and from the incumbent telecommunication company Magyar Telekom Rt. (in which Deutshe Telekom purchased a majority stake), which has announced plans to offer a DSL-IPTV service later this year and is currently offering a VOD service to Internet subscribers of its ISP subsidiary.

Netherlands. The Netherlands has one of the highest cable penetration rates in Europe with 94% of all households having a cable service. Broadband-Netherlands services 37% of the total video households.

Satellite television penetration is 8% of the total video households. In addition to satellite television, we face competition from the DTT service, Digitenne, and from IPTV products.

KPN, the incumbent telecommunications operator, provides a wireless digital television product and has announced the launch of its IPTV service in the second quarter of 2006, which would include VOD, an electronic program guide and a personal video recorder. With its nationwide telecommunications network and ability to offer bundled triple play services, KPN is expected to be a significant competitor.

Switzerland. Currently, we are the largest cable television provider in Switzerland based on number of video cable subscribers and are the sole provider in substantially all of our network area. There is limited terrestrial television in Switzerland and DTT is at present only available in parts of Switzerland. DTH satellite services are also limited due to various legal restrictions such as construction and zoning regulations or rental agreements that prohibit or impede installation of satellite dishes. Given technical improvements, such as the availability of smaller satellite antennae, as well as the continuous improvements of DTH offerings, we expect increased competition from satellite television operators. Swisscom, the incumbent telecommunications operator, has announced plans to launch IPTV in 2006. In 2005, Swisscom acquired a controlling interest in Cinetrade Group which, among other things, packages and distributes premium pay television content through its subsidiary, Teleclub AG, including sports and movies for which it holds exclusive rights. Swisscom has also launched a wholesale digital television service for cable network operators, including set top boxes and exclusive content, and we expect Swisscom to seek to establish relationships with other cable network operators in Switzerland, including our partner networks, by offering this service.

- *Japan.* Our principal competition in our Japanese cable television business comes from alternative distributors of television signals, including DTH satellite television providers and DTT, as well as from other distributors of video programming using broadband networks. Our current competitors in the satellite television industry include Japan Broadcasting Corporation and WOWOW Inc., which offer broadcast satellite analog and broadcast satellite digital television, and SkyPerfecTV for communications satellite digital television. An amendment to the Law Concerning Broadcast on Telecommunications Service, which became effective in January 2002, has given broadcast companies, which do not have their own facilities, the ability to provide broadcasting services over lines owned by other telecommunications companies. As a result, our Japanese operations face increasing competition from video services offered by broadband providers, established fixed-line telecommunications providers, including NTT and KDDI Corporation (KDDI), and other FTTH-based video service providers, including Opticast, Inc. and K-Opticom Corporation. Other cable television companies are not considered significant competitors in Japan due to the fact that their franchise areas rarely overlap with ours, and the investments required to install new cable would not be justified considering the competition in overlapping franchise areas. As of December 31, 2005, J:COM's share of the multi-channel video market in Japan was 7%.

- *The Americas.* In Chile, VTR competes primarily with DTH satellite service providers in Chile. As of December 31, 2005, VTR's share of the video market in Chile was 87%, compared to 7% for DTH satellite service providers and 6% for all others. VTR may face competition in the future from video services offered by or over the networks of fixed-line telecommunications operators using DSL or ADSL technology or FTTH networks or new DTH carriers which might enter into the market. For example, CTC has announced plans to launch IPTV in 2006. To effectively compete, VTR plans to test its digital platform in additional neighborhoods in 2006.

Internet

With respect to Internet access services and online content, our businesses face competition in a rapidly evolving marketplace from incumbent and non-incumbent telecommunications companies, other cable-based Internet service providers (ISPs), non-cable-based ISPs and Internet portals, many of which have substantial resources. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed Internet access services using DSL, ADSL or FTTH, in a range of product offerings with varying speeds and pricing, as well as interactive computer-based services, data and other non-video services to homes and businesses. As the technology develops, competition from wireless services using WiMax and other technologies may become significant in the future. We seek to compete on speed and price, including by increasing the maximum speed of our connections and offering varying tiers of service and varying prices, as well as a bundled product offering.

- *Europe.* Across Europe, our key competition in this product market is from the offering of Internet access products using various DSL based technologies both by the incumbent phone companies and third parties. In some countries, third party ISPs now offer services with speeds up to 20 Mbps (enabled by local loop unbundling and improved ADSL technologies (ADSL2+)). These services are priced very competitively and have allowed these ISPs to gain market share. It is expected that the same will occur in other markets as local loop unbundling fees are lowered. The relative lack of FTTH networks at present means that these have, so far, posed a competitive threat in only limited areas. Equally, broadband wireless services are not yet well established. However, increased competitive pressure from both these directions is likely.

  Broadband-Austria's largest competitor with respect to Internet access services is an incumbent telecommunications company, Telkom Austria. Telkom Austria provides services via DSL. In addition, Broadband-Austria faces competition from unbundled local loop access by operators who can offer Internet services for lower costs. To compete, Broadband-Austria is offering its triple play option at a discount for subscribers who switch from another provider.

  In France, our largest competitors are the DSL operators, with the incumbent telecommunications companies serving 65% of the market, followed by DSL operators with access to the unbundled local loop. As a result, cable operators, including Broadband-France, have only a 6% market share of the total broadband Internet subscribers. Broadband-France has 51% of cable broadband subscriptions.

  In Hungary, the Internet market is growing rapidly. Our primary competitor is the incumbent telecommunications company Magyar Telekom. Currently, Broadband-Hungary provides Internet services to 21% of the total broadband Internet market.

  In The Netherlands, we face competition from KPN, the largest provider, and unbundled local loop providers. Currently, Broadband-Netherlands provides Internet services to 12% of the total broadband Internet market.

  In Switzerland, Swisscom is the largest provider of Internet access services, with an estimated market share of two-thirds of all broadband Internet customers. Broadband-Switzerland serves 20% of all residential broadband Internet customers and 55% of such customers in its network coverage area. As fully unbundled, shared or bitstream access to Swisscom's network has not yet been implemented in Switzerland, alternative DSL services providers are currently reliant on Swisscom's wholesale offering or are required to construct their own access network to provide Internet access services.

- *Japan.* In Japan, we compete directly with ADSL providers, such as Softbank Corporation, that offer broadband access to subscribers. ADSL providers often offer their Internet access services at a cost lower than ours. We also compete with FTTH providers that offer broadband Internet access through fiber-optic lines. FTTH-based players, including NTT, Usen Corporation, Tokyo Electric Power Company Incorporated, KDDI and K-Opticom Corporation, currently offer Internet access services through FTTH. Internet access using FTTH technology has become more widely available, and pricing for these services has declined. If continued technological advances or investments by our competitors further improve the services offered through ADSL or FTTH, or make them more affordable or more widely available, cable modem Internet access may become less attractive to our existing or potential subscribers. As of December 31, 2005, J:COM's share of the high-speed (128 kbps and greater) Internet access market in Japan was 4%.

- *The Americas.* In Chile, VTR faces competition primarily from non-cable-based Internet service providers such as Telefónica S.A and Entel S.A. VTR expects increased pricing pressure as these companies bundle their Internet access service with other services. As of December 31, 2005, VTR's share of the high-speed (128 kbps and greater) Internet access market in Chile was 43%, compared to 38% for Telefónica and 19% for all others.

Telephony

With respect to telephony services, our businesses face competition from the incumbent telecommunications operator in each country. These operators have substantially more experience in providing telephony services, greater resources to devote to the provision of telephony services and longstanding customer relationships. In many countries, our businesses also face competition from other cable telephony providers, wireless telephony providers, FTTH-based providers or other indirect access providers. Competition in both the residential and business telephony markets will increase with certain market trends and regulatory changes, such as general price competition, the introduction of carrier pre-selection, number portability, continued deregulation of telephony markets, the replacement of fixed-line with mobile telephony, and the growth of VoIP services. As a result, we seek to compete on pricing as well as product innovation, such as personal call manager and unified messaging, and increasing the services we offer.

- *Europe.* Across Europe our telephony businesses are generally rather small compared to the existing business of the incumbent phone company. The incumbent telephone companies remain our key competitor but mobile operators and new entrant VoIP operators offering service across broadband lines are also important in these markets. Generally, we expect telephony markets to remain extremely competitive.

  In Austria and in Hungary, the incumbent telephone companies dominate the telephony market. Most of the competition to the incumbent telephone operators in these countries is from entities that provide carrier pre-select services. Carrier pre-select allows the end user to choose the voice services of operators other than the incumbent while using the incumbent's network. We also compete with ISPs that offer VoIP services. In Austria, we serve our subscribers via our time division multiplex telephony platform and in Hungary via our copper wire telephony network and via VoIP over our cable plant. In France, in addition to the incumbent telephone company France Telecom S.A.'s dominance of the telephony market, the national unbundling of the local loop has allowed ISPs to provide VoIP services at competitive prices. To effectively compete in France, Broadband-France has been offering telephony services via VoIP since mid 2005.

  In The Netherlands, KPN is the dominant telephony provider, but all of the large MSOs, including Broadband-Netherlands, as well as ISPs, are now offering VoIP services and gaining market share. In Switzerland, we are the largest VoIP service provider, but Swisscom is the dominant fixed telephony service provider followed by two carriers that offer pre-select services. In the future we may face increased competition as the unbundling of the local loop is implemented.

  In addition to our fixed line telephony service, we offer mobile telephony in Austria, The Netherlands and Switzerland. In Austria, we offer a bundle of fixed line and mobile telephony in a co-branding arrangement with the telephony operator One GmbH. In August 2005, we began offering a prepaid mobile service in The Netherlands via the Orange network owned by France Telecom SA. Recently we began offering mobile telephony services in Switzerland under the Cablecom brand for business and residential customers.

- *Japan.* In Japan, our principal competition in our telephony business comes from NTT and KDDI. We also face increasing competition from new common carriers in the telephony market, as well as ISPs, such as Softbank Corporation, and FTTH-based providers, including K-Opticom Corporation. Further, in December 2004, Japan Telecom Co. Ltd., and in February 2005, KDDI, introduced low-cost fixed-line telephony services. Many of these carriers offer VoIP, and call volume over fixed line services has generally declined as VoIP and mobile phone usage have increased. If competition in the fixed-line telephony market continues to intensify, we may lose existing or potential subscribers to our competitors. As of December 31, 2005, J:COM's share of the fixed-line telephone market in Japan was

2%. J:COM also intends to offer a mobile telephony service in a co-branding arrangement in 2006 with WILLCOM, Inc.

- *The Americas.* In Chile, VTR faces competition from the incumbent telecommunications operator, CTC, and other telecommunications operators such as Telsur, GTD Chile S.A. and Entel S.A. CTC and Telsur operators have substantial experience in providing telephony services, resources to devote to the provision of telephony services and longstanding customer relationships. VTR is also facing stiff competition from wireless telephony providers such as Telefónica Móviles S.A., Smartcom PCS and Entel PCS Telecomunicaciones S.A. and indirect access providers. Competition in both the residential and business telephony markets is expected to increase over time with certain market trends and regulatory changes, such as general price competition, number portability, the replacement of fixed-line with mobile telephony, and the growth of VoIP services. VTR offers its telephony over its cable network or via VoIP. As of December 31, 2005, VTR's share of the fixed-line telephony market in Chile was 12%, compared to 73% for CTC and 15% for all others.

Programming Services

The business of providing programming for cable and satellite television distribution is highly competitive. Our programming businesses directly compete with other programmers for distribution on a limited number of channels. Once distribution is obtained, these programming services compete, to varying degrees, for viewers and advertisers with other cable and over the air broadcast television programming services as well as with other entertainment media, including home video (generally video rentals), online activities, movies and other forms of news, information and entertainment.

Employees

As of December 31, 2005, our consolidated subsidiaries and we had an aggregate of approximately 21,600 employees, certain of which belong to organized unions and works councils. We believe that our employee relations are good.

Financial Information About Geographic Areas

Financial information related to the geographic areas in which we do business appears in note 21 to our consolidated financial statements included in Part II of this report.

Available Information

All our filings with the Securities and Exchange Commission as well as amendments to such filings are available on our Internet website free of charge generally within 24 hours after we file such material with the SEC. Our website address is *www.lgi.com.* The information on our website is not incorporated by reference herein.

RISK FACTORS

In addition to the other information contained in this Annual Report on Form 10-K, you should consider the following risk factors in evaluating our results of operations, financial condition, business and operations or an investment in our stock.

The risk factors described in this section have been separated into five groups:

- risks that relate to our operating in overseas markets and being subject to foreign regulation;
- risks that relate to the technology used in our businesses and the competition we face;
- risks that relate to our investments and other financial matters;

- other risks, including risks that relate to our capitalization and the obstacles faced by anyone who may seek to acquire us and risks that relate to the LGI Combination in which LMI and UGC became our subsidiaries.

The risks described below and elsewhere in this Annual Report on Form 10-K are not the only ones that relate to our results of operations, financial condition, business and operations or an investment in our stock. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on our results of operations, financial condition, business or operations in the future. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the events described below, individually or in combination, were to occur, our businesses, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected.

Factors Relating to Overseas Operations and Foreign Regulation

Our businesses are conducted almost exclusively outside of the United States, which gives rise to numerous operational risks. Our businesses operate almost exclusively in countries outside the United States and are thereby subject to the following inherent risks:

- longer payment cycles by customers in foreign countries that may increase the uncertainty associated with recoverable accounts;
- difficulties in staffing and managing international operations;
- economic instability;
- potentially adverse tax consequences;
- export and import restrictions, tariffs and other trade barriers;
- increases in taxes and governmental royalties and fees;
- involuntary renegotiation of contracts with foreign governments;
- changes in foreign and domestic laws and policies that govern operations of foreign-based companies; and
- disruptions of services or loss of property or equipment that are critical to overseas businesses due to expropriation, nationalization, war, insurrection, terrorism or general social or political unrest.

We are exposed to potentially volatile fluctuations of the U.S. dollar (our functional currency) against the currencies of our operating subsidiaries and affiliates. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of any of our operating subsidiaries or affiliates will cause us to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. In addition, our company and our operating subsidiaries and affiliates are exposed to foreign currency risk to the extent that we or they enter into transactions denominated in currencies other than our respective functional currencies, such as investments in debt and equity securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) that are denominated in a currency other than our respective functional currencies. Changes in exchange rates with respect to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions. In addition, we are exposed to foreign exchange rate fluctuations related to operating subsidiaries' monetary assets and liabilities and the financial results of foreign subsidiaries and affiliates when their respective financial statements are translated into U.S. dollars for inclusion in our consolidated financial statements. Cumulative translation adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. As a result of foreign currency risk, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. The primary exposure to foreign currency risk for us is to the euro and the Japanese yen due to the percentage of our U.S. dollar revenue that is derived from countries where these currencies are the functional currency. In addition, our operating results and financial condition are expected to be significantly impacted by changes in the exchange rates for the Swiss franc, the Chilean peso, the Hungarian forint and other local currencies in Europe.

Our businesses are subject to risks of adverse regulation by foreign governments. Our businesses are subject to the unique regulatory regimes of the countries in which they operate. Cable and telecommunications businesses are subject to licensing eligibility rules and regulations, which vary by country. The provision of telephony services requires licensing from, or registration with, the appropriate regulatory authorities and entrance into interconnection arrangements with the incumbent phone companies. It is possible that countries in which we operate may adopt laws and regulations regarding electronic commerce which could dampen the growth of the Internet access services being offered and developed by these businesses. Programming businesses are subject to regulation on a country by country basis, including programming content requirements, requirements to carry specified programming, service quality standards, price controls and ownership restrictions. Consequently, such businesses must adapt their ownership and organizational structure as well as their services to satisfy the rules and regulations to which they are subject. A failure to comply with these rules and regulations could result in penalties, restrictions on such business or loss of required licenses.

Businesses that offer multiple services, such as video distribution as well as Internet access and telephony, or both video distribution and programming content, are facing increased regulatory review from competition authorities in several countries in which we operate, with respect to their businesses and proposed business combinations. For example, the European Union and the regulatory authorities in several countries in which we do business are considering what access rights, if any, should be afforded to third parties for use of existing cable television networks. If third parties were to be granted access to our distribution infrastructure for the delivery of video, audio, Internet or other services, those providers could compete with services similar to those which our businesses offer, which could lead to significant price competition and loss of market share.

We may determine to acquire additional communications companies. These acquisitions may require the approval of governmental authorities, which can block, impose conditions on or delay an acquisition.

We cannot be certain that we will be successful in acquiring new businesses or integrating acquired businesses with our existing operations. Historically, our businesses have grown, in part, through selective acquisitions that enabled them to take advantage of existing networks, local service offerings and region-specific management expertise. We expect to seek to continue growing our businesses through acquisitions in selected markets. Our ability to acquire new businesses may be limited by many factors, including debt covenants, availability of financing, the prevalence of complex ownership structures among potential targets and government regulation. Even if we were successful in acquiring new businesses, the integration of new businesses may present significant challenges, including: realizing economies of scale in interconnection, programming and network operations; eliminating duplicative overheads; and integrating networks, financial systems and operational systems. We cannot assure you that we will be successful in acquiring new businesses or realizing the anticipated benefits of any completed acquisition.

In addition, we anticipate that most, if not all, companies acquired by us will be located outside the United States. Foreign companies may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by U.S. securities laws. While we intend to conduct appropriate due diligence and to implement appropriate controls and procedures as we integrate acquired companies, we may not be able to certify as to the effectiveness of these companies' disclosure controls and procedures or internal controls over financial reporting until we have fully integrated them.

We will be subject to the risk of revocation or loss of our telecommunications and media licenses. In certain operating regions, the services provided by our businesses require receipt of a license from the appropriate national, provincial and/or local regulatory authority. In those regions, regulatory authorities may have significant discretion in granting licenses, including the term of the licenses, and are often under no obligation to renew them when they expire. The breach of a license or applicable law, even if inadvertent, can result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. In addition, regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where our businesses may already be licensed. In order to promote competition, licenses may also require that third parties be granted access to our bandwidth, frequency capacity, facilities or services. There can be no assurance that we will be able to obtain or retain any required license, or that any renewal of a required license will not be on less favorable terms.

We may have to pay U.S. taxes on earnings of certain of our foreign subsidiaries regardless of whether such earnings are actually distributed to us, and we may be limited in claiming foreign tax credits; since substantially all of our revenue is generated through foreign investments, these tax risks could have a material adverse impact on our effective income tax rate, financial condition and liquidity. Certain foreign corporations in which we have interests, particularly those in which we have controlling interests, are considered to be "controlled foreign corporations" under U.S. tax law. In general, our pro rata share of certain income earned by our subsidiaries that are controlled foreign corporations during a taxable year when such subsidiaries have current or accumulated earnings and profits will be included in our income when the income is earned, regardless of whether the income is distributed to us. This income, typically referred to as "Subpart F income," generally includes, but is not limited to, such items as interest, dividends, royalties, gains from the disposition of certain property, certain currency exchange gains in excess of currency exchange losses, and certain related party sales and services income. In addition, a U.S. stockholder of a controlled foreign corporation may be required to include in income its pro rata share of the controlled foreign corporation's increase for the year in current or accumulated earnings and profits (other than Subpart F income) invested in U.S. property, regardless of whether the U.S. stockholder received any actual cash distributions from the controlled foreign corporation. Since we are investors in foreign corporations, we could have significant amounts of Subpart F income. Although we intend to take reasonable tax planning measures to limit our tax exposure, we cannot assure you that we will be able to do so or that any of such measures will not be challenged.

In general, a U.S. corporation may claim a foreign tax credit against its U.S. federal income taxes for foreign income taxes paid or accrued. A U.S. corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of certain foreign corporations paid to the U.S. corporation as a dividend. Our ability to claim a foreign tax credit for dividends received from our foreign subsidiaries is subject to various limitations. Some of our businesses are located in countries with which the United States does not have income tax treaties. Because we lack treaty protection in these countries, we may be subject to high rates of withholding taxes on distributions and other payments from our businesses and may be subject to double taxation on our income. Limitations on our ability to claim a foreign tax credit, our lack of treaty protection in some countries, and our inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective U.S. federal income tax rate on our earnings. Since substantially all of our revenue is generated abroad, including in jurisdictions that do not have tax treaties with the United States, these risks are proportionately greater for us than for companies that generate most of their revenue in the United States or in jurisdictions that have such treaties.

Factors Relating to Technology and Competition

Changes in technology may limit the competitiveness of and demand for our services, which may adversely impact our business and stock value. Technology in the video, telecommunications and data services industries is changing rapidly. This significantly influences the demand for the products and services that are offered by our businesses. The ability to anticipate changes in technology and consumer tastes and to develop and introduce new and enhanced products on a timely basis will affect our ability to continue to grow, increase our revenue and number of subscribers and remain competitive. New products, once marketed, may not meet consumer expectations or demand, can be subject to delays in development and may fail to operate as intended. A lack of market acceptance of new products and services which we may offer, or the development of significant competitive products or services by others, could have a material adverse impact on our revenue, growth and stock price. Alternatively, if consumer demand for new services in a specific country or region exceeds our expectations, meeting that demand could overburden our infrastructure, which could result in service interruptions and a loss of customers.

Our digital migration project in The Netherlands may not generate anticipated levels of incremental revenue. In our digital migration project, we provide a digital converter box and digital video service at no incremental charge to the analog rate for six months to those analog customers who accept delivery of the digital box and agree to accept the services. After the six-month promotional period, the subscriber may elect to return the box and discontinue the service or to continue the service by paying an incremental fee over the analog rate. Further incremental revenue would be generated as we offer additional tiers of services and additional box functionality for additional fees. We are still at any early stage of the rollout of this project. Failure to achieve sufficient levels of customer acceptance of our digital product or to generate sufficient incremental revenue from those customers who do subscribe to our digital service may adversely affect the operating results of our Netherlands operating segment and the return on our investment in this project.

Failure in our technology or telecommunications systems could significantly disrupt our operations, which could reduce our customer base and result in lost revenues. Our success depends, in part, on the continued and uninterrupted performance of our information technology and network systems as well as our customer service centers. Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite security measures, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our information technology systems. Sustained or repeated system failures that interrupt our ability to provide service to our customers or otherwise meet our business obligations in a timely manner would adversely affect our reputation and result in a loss of customers and net revenue.

A catastrophe at one or more of the locations where our critical cable network systems are housed could cause serious harm to our business. Our cable operations in each country where we conduct business are dependent on a variety of sophisticated critical systems, which support various aspects of those cable network operations. The hardware supporting a large number of critical systems for our cable network in a particular country or geographic region is housed in a relatively small number of locations. If one or more of these locations were to be subject to fire, natural disaster, terrorism including electronic sabotage, power loss or other catastrophe, we would not be able to pass transmission signals over the portion of our cable network that is served by those location. This would likely cause serious harm to our business. We cannot assure you that any disaster recovery, security or service continuity protection measures we have, or may develop or take in the future, will be sufficient.

We operate in increasingly competitive markets, and there is a risk that we will not be able to effectively compete with other service providers. The markets for cable television, high-speed Internet access and telecommunications in many of the regions in which we operate are highly competitive and highly fragmented. In the provision of video services we face competition from other cable television service providers, DTH service providers, DTT broadcasters and video over ADSL providers, among others. Our operating businesses in The Netherlands, France and Japan are facing increasing competition from video services provided by or over the networks of incumbent telecommunications operators. In the provision of telephone services, we face competition from the incumbent telecommunications operators in each country in which we operate. These operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services. In addition, in many countries, we face competition from wireless telephone providers, facilities-based and resale telephone operators, VoIP providers and other providers. In the provision of Internet access services and online content, we face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non-cable based Internet service providers, Internet portals and satellite, microwave and other wireless providers. The Internet services offered by these competitors include both traditional dial-up access services and high-speed access services. Digital subscriber line is a technology that provides high-speed Internet access over traditional telephone lines. Both incumbent and alternative providers offer digital subscriber line services. We expect digital subscriber line to be an increasingly strong competitor in the provision of Internet services.

The market for programming services is also highly competitive. Programming businesses compete with other programmers for distribution on a limited number of channels. Once distribution is obtained, program offerings must then compete for viewers and advertisers with other programming services as well as with other entertainment media, such as home video, online activities and movies.

We expect the level and intensity of competition to increase in the future from both existing competitors and new market entrants as a result of changes in the regulatory framework of the industries in which we operate, the influx of new market entrants and strategic alliances and cooperative relationships among industry participants. Increased competition may result in increased customer churn, reduce the rate of customer acquisition and lead to significant price competition, in each case resulting in decreases in cash flows, operating margins and profitability. The inability to compete effectively may result in the loss of subscribers, and our revenue and stock price may suffer.

We may not be able to obtain attractive programming for our digital video services, thereby lowering demand for our services. We rely on programming suppliers for the bulk of our programming content. We may not be able to obtain sufficient high-quality programming for our digital video services on satisfactory terms or at all in order to offer compelling digital video services. This may reduce demand for our services, thereby lowering our future revenue. It may also limit our ability to migrate customers from lower tier programming to higher tier programming, thereby inhibiting our ability to execute our business plans. Furthermore, we may not be able to obtain attractive country-specific programming for video services. This could further lower revenue and profitability. In addition, must-carry requirements may consume channel capacity otherwise available for other services.

Some of our operating businesses depend upon third parties for the distribution of their products and services. In certain operating regions, our businesses require access to utility poles, roadside conduits and leased fiber that interconnect their headends and/or connect their headends to telecommunications facilities of third parties. This infrastructure is, in some cases, owned by regional utility companies or other third party administrators, and access to the infrastructure is licensed to our businesses. In other operating regions, the transmission of cable programming content to regional headend facilities is accomplished via communications satellites owned by third parties, who, in some cases, are competitors. We cannot assure you that our businesses will be able to renew any existing access agreements with these third parties or enter into new agreements for additional access rights, which may be necessary for the expansion of our businesses in these regions. Any cancellation, delay or interruption in these access rights would disrupt the delivery of our products and services to customers in the affected regions. In addition, the failure to obtain additional access rights from such third parties could preclude expansionary efforts in these operating regions. We also cannot assure you that any alternative distribution means will be available in these regions, on reasonable terms or at all.

Factors Relating to Certain Financial Matters

We may not report net earnings. Prior to the LGI Combination, LMI's net loss from continuing operations amounted to $13.7 million for the year ended December 31, 2004. We are the successor to LMI and, upon the closing of the LGI Combination, LMI's historical financial statements became our historical financial statements. Our net loss from continuing operations amounted to $83.6 million for the year ended December 31, 2005. In light of our historical financial performance, we cannot assure you that we will report net earnings in the near future or at all.

We may not freely access the cash of our operating companies. Our operations are conducted through our subsidiaries. Our current sources of corporate liquidity include (i) our cash and cash equivalents, (ii) our ability to monetize certain investments, and (iii) interest and dividend income received on our cash and cash equivalents and investments. From time to time, we may also receive distributions or loan repayments from our subsidiaries or affiliates and proceeds upon the disposition of investments and other assets or upon the exercise of stock options. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject. Some of our operating subsidiaries are subject to loan agreements or bank facilities that restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to stockholders and partners, including us. In addition, because these subsidiaries are separate and distinct legal entities they have no obligation to provide us funds for payment obligations, whether by dividends, distributions, loans or other payments. With respect to those companies in which we have less than a majority voting interest, we do not have sufficient voting control to cause those companies to pay dividends or make other payments or advances to any of their partners or stockholders, including us.

Certain of our subsidiaries are subject to various debt instruments that contain restrictions on how we finance our operations and operate our businesses, which could impede our ability to engage in beneficial transactions. Certain of our subsidiaries are subject to significant financial and operating restrictions contained in outstanding credit agreements, indentures and similar instruments of indebtedness. These restrictions will affect, and in some cases significantly limit or prohibit, among other things, the ability of those subsidiaries to:

- borrow more funds;
- pay dividends or make other upstream distributions;
- make investments;
- engage in transactions with us or other affiliates; or
- create liens on their assets.

As a result of restrictions contained in these credit facilities, the companies party thereto, and their subsidiaries, could be unable to obtain additional capital in the future to:

- fund capital expenditures or acquisitions that could improve their value;
- meet their loan and capital commitments to their business affiliates;
- invest in companies in which they would otherwise invest;
- fund any operating losses or future development of their business affiliates;
- obtain lower borrowing costs that are available from secured lenders or engage in advantageous transactions that monetize their assets; or
- conduct other necessary or prudent corporate activities.

We are typically prohibited from or significantly restricted in accessing the net cash of our subsidiaries that have outstanding credit facilities.

In addition, some of the credit agreements to which these subsidiaries are parties require them to maintain financial ratios, including ratios of total debt to operating cash flow and operating cash flow to interest expense. Their ability to meet these financial ratios and tests may be affected by events beyond their control, and we cannot assure you that they will be met. In the event of a default under such subsidiaries' credit agreements or indentures, the lenders may accelerate the maturity of the indebtedness under those agreements or indentures, which could result in a default under other outstanding credit facilities. We cannot assure you that any of these subsidiaries will have sufficient assets to pay indebtedness outstanding under their credit agreements and indentures. Any refinancing of this indebtedness is likely to contain similar restrictive covenants.

The liquidity and value of our interests in our subsidiaries and affiliates may be adversely affected by stockholder agreements and similar agreements to which we are a party. We own equity interests in a variety of international broadband distribution and video programming businesses. Certain of these equity interests are held pursuant to stockholder agreements, partnership agreements and other instruments and agreements that contain provisions that affect the liquidity, and therefore the realizable value, of those interests. Most of these agreements subject the transfer of such equity interests to consent rights or rights of first refusal of the other stockholders or partners. In certain cases, a change in control of the company or the subsidiary holding the equity interest will give rise to rights or remedies exercisable by other stockholders or partners. Some of our subsidiaries and affiliates are parties to loan agreements that restrict changes in ownership of the borrower without the consent of the lenders. All of these provisions will restrict the ability to sell those equity interests and may adversely affect the prices at which those interests may be sold.

We do not have the right to manage the businesses or affairs of any of the companies in which we hold less than a majority voting interest. Rather, such rights may take the form of representation on the board of directors or a partners' or similar committee that supervises management or possession of veto rights over significant or extraordinary actions. The scope of veto rights varies from agreement to agreement. Although board representation and veto rights may enable us to exercise influence over the management or policies of an affiliate, they do not enable us to cause those affiliates to take actions, such as paying dividends or making distributions to their stockholders or partners.

Other Factors

John C. Malone has significant influence over corporate matters considered by us and our stockholders. John C. Malone beneficially owns shares of our common stock representing 24.3% of our aggregate voting power as of February 28, 2006. By virtue of Mr. Malone's voting power in our company as well as his position as our Chairman of the Board, Mr. Malone has significant influence over the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets. Mr. Malone's rights to vote or dispose of his equity interests in our company are not subject to any restrictions in favor of us other than as may be required by applicable law and except for customary transfer restrictions pursuant to incentive award agreements.

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders. Certain provisions of our restated certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include the following:

- authorizing a capital structure with multiple series of common stock: a Series B that entitles the holders to ten votes per share; a Series A that entitles the holders to one vote per share; and a Series C that, except as otherwise required by applicable law, entitles the holder to no voting rights;
- authorizing the issuance of "blank check" preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
- classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;
- limiting who may call special meetings of stockholders;
- prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders;
- establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;
- requiring stockholder approval by holders of at least 80% of its voting power or the approval by at least 75% of our board of directors with respect to certain extraordinary matters, such as a merger or consolidation of our company, a sale of all or substantially all of our assets or an amendment to our restated certificate of incorporation or bylaws; and
- the existence of authorized and unissued stock, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of our company.

Our incentive plan may also discourage, delay or prevent a change in control of our company even if such change of control would be in the best interests of our stockholders.

LMI and UGC are parties to pending class action lawsuits relating to the LGI Combination. LMI and UGC are parties to twenty-two lawsuits filed by third parties seeking monetary damages in connection with the LGI Combination. Predicting the outcome of these lawsuits is difficult; and an adverse judgment for monetary damages could have a material adverse effect on our operations.

LMI's potential indemnity liability to Liberty Media if the spin off is treated as a taxable transaction as a result of the LGI Combination could materially adversely affect our prospects and financial condition. LMI entered into a tax sharing agreement with Liberty Media in connection with LMI's spin off from Liberty Media on June 7, 2004. In the tax sharing agreement, LMI agreed to indemnify Liberty Media and its subsidiaries, officers and directors for any loss, including any adjustment to taxes of Liberty Media, resulting from (1) any action or failure to act by LMI or any of LMI's subsidiaries following the completion of the spin off that would be inconsistent with or prohibit the spin off from qualifying as a tax-free transaction to Liberty Media and to Liberty Media's stockholders under Section 355 of the Internal Revenue Code of 1986, as amended (the Code) or (2) any breach of any representation or covenant given by LMI or one of LMI's subsidiaries in connection with any tax opinion delivered to Liberty Media relating to the qualification of the spin off as a tax-free distribution described in Section 355 of the Code. LMI's indemnification obligations to Liberty Media and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If LMI is required to indemnify Liberty Media and its subsidiaries, officers and directors under the circumstances set forth in the tax sharing agreement, LMI may be subject to substantial liabilities.

In connection with the closing of the LGI Combination we and LMI received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, for U.S. federal income tax purposes, and provided the spin off would otherwise have qualified as a tax-free distribution under Section 355 of the Code to Liberty Media and the Liberty Media stockholders, the LGI Combination should not cause the spin off to fail to qualify as a tax-free distribution to Liberty Media under Section 355(e) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP relied upon factual representations and covenants, including those contained in certificates of officers of us, LMI and UGC, and customary factual assumptions. Any inaccuracy in the representations, covenants and assumptions upon which such tax opinion is based could alter the conclusions reached in such opinion. Neither we nor LMI requested a ruling from the Internal Revenue Service as to the effect, if any, that the LGI Combination would have on the spin off. Therefore, there can be no assurance that the Internal Revenue Service will agree with the conclusions in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

UNRESOLVED STAFF COMMENTS

None.

PROPERTIES

During 2005, we leased our executive offices in Denver, Colorado, and we lease offices in Englewood, Colorado, which are now our executive offices. All of our other real or personal property is owned or leased by our subsidiaries and affiliates.

Our subsidiaries and affiliates own or lease the fixed assets necessary for the operation of their respective businesses, including office space, transponder space, headend facilities, rights of way, cable television and telecommunications distribution equipment, telecommunications switches and customer equipment (including converter boxes) and other property necessary for their operations. The physical components of their broadband networks require maintenance and periodic upgrades to support the new services and products they introduce. Our management believes that our current facilities are suitable and adequate for our business operations for the foreseeable future.

LEGAL PROCEEDINGS

From time to time, our subsidiaries and affiliates have become involved in litigation relating to claims arising out of their operations in the normal course of business. The following is a description of certain legal proceedings to which one of our subsidiaries or another company in which we hold an interest is a party. In our opinion, the ultimate resolution of these legal proceedings would not likely have a material adverse effect on our business, results of operations, financial condition or liquidity.

Cignal. On April 26, 2002, United Pan-Europe Communications NV (UPC), a wholly owned subsidiary of UGC Europe, received a notice that certain former shareholders of Cignal Global Communications filed a lawsuit against UPC in the District Court in Amsterdam, The Netherlands, claiming $200 million on the basis that UPC failed to honor certain option rights that were granted to those shareholders in connection with the acquisition of Cignal by Priority Telecom. UPC believes that it has complied in full with its obligations to these shareholders through the successful completion of the initial public offering of Priority Telecom on September 27, 2001. Accordingly, UPC believes that the Cignal shareholders' claims are without merit and intends to defend this suit vigorously. In December 2003, certain members and former members of the Supervisory Board of Priority Telecom were put on notice that a tort claim may be filed against them for their cooperation in the initial public offering. On May 4, 2005, the court rendered its decision dismissing all claims of the former Cignal shareholders. On August 2, 2005, an appeal against the district court decision was filed. Subsequently, when the grounds of appeal were filed in November 2005, only damages suffered by nine individual plaintiffs, rather than all former Cignal shareholders, continued to be claimed. Based on the share ownership information provided by the plaintiffs, the damage claims remaining subject to the litigation are approximately $28 million in the aggregate before statutory interest. The remaining former Cignal shareholders may initiate separate proceedings prior to the expiration of the statute of limitations.

Class Action Lawsuits Relating to the LGI Combination. Since January 18, 2005, twenty-one lawsuits have been filed in the Delaware Court of Chancery, and one lawsuit has been filed in the Denver District Court, State of Colorado, all purportedly on behalf of UGC's public stockholders regarding the announcement on January 18, 2005 of the execution by UGC and LMI of the agreement and plan of merger for the combination of the two companies under LGI. The defendants named in these actions include UGC and former directors of UGC and LMI. The allegations in each of the complaints, which are substantially similar, assert that the defendants have breached their fiduciary duties of loyalty, care, good faith and candor and that various defendants have engaged in self-dealing and unjust enrichment, approved an unfair price, and impeded or discouraged other offers for UGC or its assets in bad faith and for improper motives. The complaints seek various remedies, including damages for the public holders of UGC's stock and an award of attorney's fees to plaintiffs' counsel. On February 11, 2005, the Delaware Court of Chancery consolidated all 21 Delaware lawsuits into a single action. Also, on April 20, 2005, the Denver District Court, State of Colorado, issued an order granting a joint stipulation for stay of the action filed in this court, pending the final resolution of the consolidated action in Delaware. On May 5, 2005, the plaintiffs in the Delaware action filed a consolidated amended complaint containing allegations substantially similar to those found in, and naming the same defendants named in, the original complaints. The defendants filed their answers to the consolidated amended complaint on September 30, 2005. The parties are proceeding with pre-trial discovery activity. The defendants believe that a fair process was followed and a fair price paid in connection with the LGI Combination and intend to vigorously defend this action.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

General

The capitalized terms used in PART II of this Annual Report on Form 10-K have been defined in the notes to our consolidated financial statements. In the following text, the terms, "we," "our," "our company" and "us" may refer, as the context requires, to LGI and its predecessors and subsidiaries.

Market Information

On June 15, 2005, we completed certain mergers whereby LGI acquired all of the capital stock of UGC that LMI did not already own and LMI and UGC each became wholly owned subsidiaries of LGI in the LGI Combination. Unless the context otherwise indicates, pre-LGI Combination shares of LMI common stock or UGC common stock are presented in terms of the number of shares of LGI common stock issued in exchange for such LMI or UGC shares in the LGI Combination. On September 6, 2005, we effected a stock split in the form of a Stock Dividend of LGI Series C common stock to holders of record of LGI Series A and LGI Series B common stock. Unless otherwise indicated, all LGI and LMI share and per share amounts presented herein have been retroactively adjusted to give effect to the Stock Dividend, notwithstanding the fact that no shares of LGI Series C common stock were issued and outstanding prior to September 6, 2005.

We have three series of common stock, LGI Series A, LGI Series B and LGI Series C, which trade on the Nasdaq National Market under the symbols "LBTYA," "LBTYB" and "LBTYK," respectively. Regular way trading in our Series A, Series B and Series C common stock began on June 8, 2004. The following table sets forth the range of high and low sales prices, as adjusted for the Stock Dividend, of shares of LGI Series A, LGI Series B and LGI Series C common stock for the periods indicated:

	Series A		Series B		Series C	
	High	Low	High	Low	High	Low
Year Ended December 31, 2005						
First quarter	$24.50	$21.81	$26.33	$23.76	$23.56	$21.12
Second quarter	$24.86	$20.86	$26.10	$22.89	$23.62	$20.27
Third quarter	$27.35	$23.40	$29.00	$24.92	$26.38	$22.39
Fourth quarter	$27.20	$21.66	$29.36	$22.15	$26.01	$20.60
Year Ended December 31, 2004						
Second quarter	$19.52	$17.46	$21.62	$20.33	$19.06	$17.49
Third quarter	$19.01	$14.69	$21.62	$17.84	$18.81	$15.06
Fourth quarter	$24.28	$17.08	$25.84	$18.96	$23.23	$16.70

Holders

As of February 22, 2006, there were approximately 3,214, 155 and 3,275 record holders of LGI Series A, LGI Series B and LGI Series C common stock, respectively (which amounts do not include the number of shareholders whose shares are held of record by banks, brokerage houses or other institutions, but include each such institution as one shareholder).

Dividends

We have not paid any cash dividends on LGI Series A, LGI Series B and LGI Series C common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our Board of Directors in light of our earnings, financial condition and other relevant considerations. Except for the foregoing, there are currently no restrictions on our ability to pay dividends in cash or stock, although credit facilities to which certain of our subsidiaries are parties would restrict our ability to access their cash for, among other things, our payment of dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2005, with respect to shares of our common stock authorized for issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted average exercise price of outstanding options, warrants and rights(1)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders:			
Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective March 8, 2006)			
LGI Series A common stock	2,181,361	$22.98	39,282,805(5)
LGI Series B common stock	1,568,562	$20.10	
LGI Series C common stock	3,749,923	$20.29	
Liberty Global, Inc. 2005 Non-employee Director Incentive Plan (As Amended and Restated Effective March 8, 2006) (2)			
LGI Series A common stock	92,152	$21.82	9,815,696(6)
LGI Series B common stock	—	$ —	
LGI Series C common stock	92,152	$20.67	
Liberty Media International, Inc. Transitional Stock Adjustment Plan(2)(3)			
LGI Series A common stock	980,074	$17.47	—
LGI Series B common stock	1,498,154	$19.85	
LGI Series C common stock	2,478,228	$17.44	
UGC Plans(4)			
LGI Series A common stock	3,278,451	$18.61	—
LGI Series B common stock	—	$ —	
LGI Series C common stock	3,129,530	$18.01	
Equity compensation plans not approved by security holders:			
None	—		—
Totals			
LGI Series A common stock	6,532,038		49,098,501(5)(6)
LGI Series B common stock	3,066,716		
LGI Series C common stock	9,449,833		

(1) In addition to the option information included in this table, there are outstanding under the various incentive plans restricted shares of our common stock and stock appreciation rights (each a SAR) with respect to shares of our common stock. Upon exercise, the appreciation of the SAR, which is the difference between the base price of the SAR and the then-market value of the underlying series of our common stock or in certain cases, if lower, a specified price, may be paid in shares of the applicable series of our common stock. For further information, see note 14 to our consolidated financial statements.

(2) Prior to LMI's spin off from Liberty Media, Liberty Media approved each of the nonemployee director incentive plan and the transitional plan in its capacity as the then sole shareholder of LMI.

(3) The transitional plan was adopted in connection with LMI's spin off from Liberty Media to provide for the supplemental award of options to purchase shares of our common stock and restricted shares of our common stock, in each case, pursuant to adjustments made to outstanding Liberty Media stock incentive awards in accordance with the anti-dilution provisions of Liberty Media's stock incentive plans. No additional awards will be made under the transitional plan.

(4) The UGC Plans are comprised of the UnitedGlobalCom, Inc. 1993 Stock Option Plan, amended and restated as of January 22, 2004; the UnitedGlobalCom, Inc. Stock Option Plan for Non-Employee Directors, effective June 1, 1993, amended and restated as of January 22, 2004; the UnitedGlobalCom, Inc. Stock Option Plan for Non-Employee Directors, effective March 20, 1998, amended and restated as of January 22, 2004; and the UnitedGlobalCom 2003 Equity Incentive Plan, effective September 1, 2003. Awards outstanding under each of these plans were converted into awards with respect to our common stock in the LGI Combination. No additional awards will be made under these plans.

(5) The incentive plan permits grants of, or with respect to, our Series A common stock, Series B common stock or Series C common stock subject to a single aggregate limit of 50 million shares (of which no more than 25 million shares may consist of Series B shares). As of December 31, 2005, an aggregate of 39,282,805 shares of common stock were available for issuance pursuant to the incentive plan (of which no more than 23,372,168 may consist of Series B shares).

(6) The nonemployee director incentive plan permits grants of, or with respect to, our Series A common stock, Series B common stock or Series C common stock subject to a single aggregate limit of 10 million shares (of which no more than 5 million shares may consist of Series B shares). As of December 31, 2005, an aggregate of 9,815,696 shares of common stock were available for issuance pursuant to the nonemployee director incentive plan (of which no more than 5 million shares may consist of Series B shares).

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

None.

Issuer Purchases of Equity Securities

The following table sets forth information concerning our company's purchase of its own equity securities during the fourth quarter of the fiscal year ended December 31, 2005:

Period	(a) Total number of shares purchased(1)	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Approximate dollar value of shares that may yet be purchased under the plans or programs
October 1, 2005 through October 31, 2005	Series A: 400,000	Series A: $24.59	Series A: 400,000	$190,162,000
October 1, 2005 through October 31, 2005	Series C: 200,000	Series C: $23.30	Series C: 200,000	$185,502,000
December 1, 2005 through December 31, 2005	Series A: 1,648,231	Series A: $22.91	Series A: 1,648,231	$147,744,000
December 1, 2005 through December 31, 2005	Series C: 1,255,859	Series C: $21.21	Series C: 1,255,859	$121,107,000
Total	Series A: 2,048,231		Series A: 2,048,231	
	Series C: 1,455,859		Series C: 1,455,859	

(1) On June 20, 2005, we announced the authorization of a stock repurchase program. Under the program, we may acquire from time to time up to $200 million in LGI Series A common stock and LGI Series C common stock. At December 31, 2005, we had acquired LGI Series A common stock and LGI Series C common stock at an aggregate cost of $78,893,000 under the stock repurchase program. Subsequent to December 31, 2005, we repurchased 2,698,558 and 1,504,311 additional shares of LGI Series A and LGI Series C common stock, respectively, for aggregate cash consideration of $89,357,000. In addition, on March 8, 2006, our Board of Directors approved a new stock repurchase program under which we may acquire an additional $250 million in LGI Series A common stock and LGI Series C common stock. These stock repurchase programs may be effected through open market transactions and/or privately negotiated transactions, which may include derivative transactions. The timing of the repurchase of shares pursuant to the program will depend on a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

SELECTED FINANCIAL DATA

The following tables present selected historical financial information of (i) certain international cable television and programming subsidiaries and assets of LMC International, for periods prior to the June 7, 2004 spin off transaction, whereby LMI's common stock was distributed on a pro rata basis to Liberty Media's stockholders as a dividend, and (ii) LGI (as the successor to LMI) and its consolidated subsidiaries for periods following such date. Upon consummation of the spin off, LGI became the owner of the assets that comprise LMC International. The following selected financial data was derived from the audited consolidated financial statements of LGI and its predecessors as of December 31, 2005, 2004, 2003 and 2002 and for the each of the four years ended December 31, 2005. Data for other periods has been derived from unaudited information. This information is only a summary, and you should read it together with our consolidated financial statements included elsewhere herein.

	December 31,				
	2005(1)	2004(2) as adjusted(3)	2003	2002	2001
	amounts in thousands				
Summary Balance Sheet Data:					
Investment in affiliates	$ 789,066	$ 1,865,642	$1,740,552	$1,145,382	$ 423,326
Other investments	$ 569,059	$ 838,608	$ 450,134	$ 187,826	$ 916,562
Property and equipment, net	$ 7,991,292	$ 4,303,099	$ 97,577	$ 89,211	$ 80,306
Intangible assets, net	$10,839,879	$ 3,280,552	$ 693,530	$ 696,057	$ 701,935
Total assets	$23,378,529	$13,702,363	$3,687,037	$2,800,896	$2,169,102
Debt and capital lease obligations, including current portion	$10,114,972	$ 4,992,746	$ 54,126	$ 35,286	$ 338,466
Stockholders' equity	$ 7,816,446	$ 5,237,083	$3,418,568	$2,708,893	$2,039,593

	Year Ended December 31,				
	2005(1)	2004(2) as adjusted(3)	2003	2002	2001
	amounts in thousands, except per share amounts				
Summary Statement of Operations Data:					
Revenue	$5,151,332	$2,531,889	$108,390	$ 100,255	$ 139,535
Operating income (loss)	$ 251,184	$ (314,891)	$ (1,455)	$ (39,145)	$(122,623)
Share of earnings (losses) of affiliates(4)	$ (22,949)	$ 38,710	$ 13,739	$(331,225)	$(589,525)
Earnings (loss) from continuing operations(5)	$ (83,591)	$ (13,709)	$ 20,889	$(329,887)	$(820,355)
Earnings (loss) from discontinued operations(6)	$ 3,494	$ (7,772)	—	—	—
Net earnings (loss)	$ (80,097)	$ (21,481)	$ 20,889	$(329,887)	$(820,355)
Earnings (loss) from continuing operations per common share (pro forma for spin off) (7)	$ (0.20)	$ (0.04)	$ 0.07	N/A	N/A
Earnings (loss) from discontinued operations per common share	$ 0.01	$ (0.03)	—	N/A	N/A
Earnings (loss) per common share	$ (0.19)	$ (0.07)	$ 0.07	N/A	N/A

(1) Prior to 2005, we accounted for our interest in Super Media/J:COM using the equity method. As a result of a change in the corporate governance of Super Media that occurred on February 18, 2005, we began accounting for Super Media and J:COM as consolidated subsidiaries effective January 1, 2005. In

addition, on June 15, 2005, we completed the LGI Combination whereby LGI acquired all of the capital stock of UGC that LMI did not already own and LMI and UGC each became wholly owned subsidiaries of LGI. We also completed a number of other acquisitions during 2005. For additional information, see note 5 to our consolidated financial statements.

(2) Prior to January 1, 2004, the substantial majority of our operations were conducted through equity method affiliates, including UGC, J:COM and Jupiter TV. In January 2004, we completed a transaction that increased our company's ownership in UGC and enabled our company to fully exercise our voting rights with respect to our historical investment in UGC. As a result, UGC has been accounted for as a consolidated subsidiary and included in our consolidated financial position and results of operations since January 1, 2004. For additional information, see note 5 to our consolidated financial statements.

(3) As further discussed in note 22 to our consolidated financial statements, we have retrospectively adjusted our consolidated financial statements to apply the concepts set forth in EITF 05-08 to our income tax accounting for the UGC Convertible Notes that were issued in April 2004.

(4) Effective January 1, 2002, we adopted SFAS 142, which, among other matters, provides that goodwill, intangible assets with indefinite lives and excess costs that are considered equity method goodwill are no longer amortized, but are evaluated for impairment under SFAS 142 and, in the case of equity method goodwill, APB Opinion No. 18. Share of earnings (losses) of affiliates includes excess basis amortization of $92,902,000 in 2001.

(5) Our net loss in 2002 and 2001 included our share of UGC's net losses of $190,216,000 and $439,843,000, respectively. Because we had no commitment to make additional capital contributions to UGC, we suspended recording our share of UGC's losses when our carrying value was reduced to zero in 2002. In addition, our net loss in 2002 included $247,386,000 of other-than-temporary declines in fair values of investments, and our net loss from continuing operations in 2001 included $534,962,000 of realized and unrealized losses on derivative instruments.

(6) On January 19, 2006, we sold 100% of UPC Norway and reclassified our consolidated financial statements to present UPC Norway as a discontinued operation. UPC Norway was a subsidiary of UGC, which we did not consolidate prior to 2004. For additional information, see note 5 to our consolidated financial statements.

(7) Earnings (loss) per common share amounts were computed assuming that the shares issued in the spin off were outstanding since January 1, 2003. In addition, the weighted average share amounts for periods prior to July 26, 2004, the date that certain subscription rights were distributed to stockholders pursuant to a LMI Rights Offering by us, have been increased to give effect to the benefit derived by our company's stockholders as a result of the distribution of such subscription rights. All LGI share and per share amounts have been retroactively adjusted to give effect to the September 6, 2005 Stock Dividend. For additional information, see note 3 to our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist in providing an understanding of our financial condition, changes in financial condition and results of operations and should be read in conjunction with our consolidated financial statements. This discussion is organized as follows:

- *Overview.* This section provides a general description of our business and recent events.
- *Results of Operations.* This section provides an analysis of our results of operations for the years ended December 31, 2005, 2004 and 2003.
- *Liquidity and Capital Resources.* This section provides an analysis of our corporate and subsidiary liquidity, consolidated cash flow statements, and our off balance sheet arrangements and contractual commitments.
- *Critical Accounting Policies, Judgments and Estimates.* This section discusses those accounting policies that contain uncertainties and require significant judgment in their application.

- *Quantitative and Qualitative Disclosures about Market Risk.* This section provides discussion and analysis of the foreign currency, interest rate and other market risks that our company faces.

Unless otherwise indicated, convenience translations into U.S. dollars are calculated as of December 31, 2005.

Overview

We are an international broadband communications provider of video, voice and Internet access services with consolidated broadband operations in 19 countries (excluding Norway) outside of the continental United States at December 31, 2005, primarily in Europe, Japan and Chile. Through our indirect wholly owned subsidiaries, UPC Holding and LG Switzerland (collectively, Europe Broadband), we provide video, voice and Internet access services in 13 European countries. LG Switzerland holds our 100% ownership in Cablecom, a broadband communications operator in Switzerland. Through our indirect controlling ownership interest in J:COM, we provide video, voice and Internet access services in Japan. Through our indirect 80%-owned subsidiary VTR, we provide video, voice and Internet access services in Chile. We also have (i) consolidated direct-to-home satellite operations in Australia, (ii) consolidated broadband communications operations in Puerto Rico, Brazil and Peru, (iii) non-controlling interests in broadband communications companies in Europe and Japan, (iv) consolidated interests in certain programming businesses in Europe and Argentina, and (v) non-controlling interests in certain programming businesses in Europe, Japan, Australia and the Americas. Our consolidated programming interests in Europe are primarily held through chellomedia, which also provides telecommunication and interactive digital services and owns or manages investments in various businesses in Europe. Certain of chellomedia's subsidiaries and affiliates provide programming and other services to Europe Broadband.

As a result of the June 15, 2005 consummation of the LGI Combination, our ownership interest in UGC, the ultimate parent of UPC Holding and VTR prior to the LGI Combination, increased from 53.4% to 100%. However, in connection with VTR's April 13, 2005 acquisition of a controlling interest in Metrópolis, a broadband communications provider in Chile, UGC's ownership interest in VTR decreased from 100% to 80%. At December 31, 2005, we owned an indirect 36.75% interest in J:COM through our 58.66% controlling interest in Super Media and Super Media's 62.65% controlling interest in J:COM. We began consolidating Super Media and J:COM on January 1, 2005. Prior to that date we used the equity method to account for our investment in Super Media/J:COM.

In addition to the LGI Combination and the consolidation of Super Media/J:COM, we have completed a number of acquisitions during the past 18 months that have expanded our footprint and the scope of our business. In Europe, we acquired (i) Noos, a broadband communications provider in France, on July 1, 2004, (ii) PHL, the immediate parent of Chorus, a broadband communications provider in Ireland, on May 20, 2004, (iii) Telemach, a broadband communications provider in Slovenia, on February 10, 2005, (iv) a controlling interest in Zone Vision, a video programming company in Europe, on January 7, 2005, (v) Astral, a broadband communications provider in Romania, on October 14, 2005, and (vi) Cablecom, a broadband communications provider in Switzerland on October 24, 2005. In another transaction in Europe, UPC Ireland, through its contractual relationship with MS Irish Cable and MSDW Equity, began consolidating NTL Ireland, a broadband communications provider in Ireland, effective May 9, 2005, and on December 12, 2005, UPC Ireland acquired a 100% interest in NTL Ireland through its acquisition of MS Irish Cable from MSDW Equity. In the following discussion and analysis of our results of operations, we collectively refer to the May 9, 2005 consolidation, and the December 12, 2005 acquisition of NTL Ireland as the "acquisition" of NTL Ireland, with such acquisition considered to be effective as of May 1, 2005 for purposes of comparing our 2005 and 2004 operating results. In Japan, J:COM acquired an approximate 92% ownership interest in Chofu Cable on February 25, 2005 and a 100% interest in J:COM Setamachi on September 30, 2005. Chofu Cable and J:COM Setamachi are broadband communications providers in Japan. As noted above, VTR acquired a controlling interest in Metrópolis on April 13, 2005. In addition, on December 14, 2005 we completed a transaction that increased our indirect ownership of Austar from a 36.7% non-controlling ownership interest to a 55.2% controlling interest. Prior to this transaction, we accounted for our investment in Austar using the equity method of accounting. We have also completed a number of less significant acquisitions in Europe and Japan.

For additional information concerning our closed acquisitions, see note 5 to our consolidated financial statements.

As further discussed in note 5 to our consolidated financial statements, our consolidated financial statements have been reclassified to present our broadband operations in Norway as discontinued operations. Accordingly, in the following discussion and analysis, the operating statistics, results of operations and financial condition that we present and discuss are those of our continuing operations.

In general, we are seeking to build a portfolio of broadband and video programming businesses that have strong prospects for future revenue and operating cash flow (as defined below and in note 21 to our consolidated financial statements) growth. Therefore, we seek to acquire entities that have strong growth potential at prudent prices and sell businesses that we believe do not meet this profile. In this regard, we began an auction process in the fourth quarter of 2005 with respect to our Scandinavian assets which led to the sale of UPC Norway in January 2006 and we continue to evaluate a possible sale of our broadband operating segment in Sweden. We also seek to maintain our debt at levels that provide for attractive equity returns without assuming undue risk.

Through our subsidiaries and affiliates, we are the largest broadband communications operator outside the United States in terms of subscribers. At December 31, 2005, our consolidated subsidiaries owned and operated networks that passed approximately 29.9 million homes and served approximately 19.2 million revenue generating units (RGUs), consisting of approximately 13.8 million video subscribers, 3.2 million broadband Internet subscribers and 2.2 million telephony subscribers.

In general, we are focused on growing our subscriber base and average total monthly revenue from all sources (including non-subscription revenue such as installation fees or advertising revenue) per average RGU (ARPU) by launching bundled entertainment, information and communications services, upgrading the quality of our networks where appropriate, leveraging the reach of our broadband distribution systems to create new content opportunities and entering into strategic alliances and acquisitions in order to increase our distribution presence and maximize operating efficiencies.

Including the effects of acquisitions, we added a total of 5.7 million RGUs during 2005. Excluding the effects of acquisitions, we added total RGUs of 1.3 million during 2005, including RGUs added by entities that we acquired or began consolidating during 2005 after their respective acquisition or consolidation dates. Most of our internal RGU growth is attributable to the growth of our Internet access and digital telephony services, as significant increases in digital video RGUs were largely offset by declines in analog video RGUs. In addition to RGU growth, we also focus on increasing the average revenue we receive from each household by increasing the penetration of new services through product bundling or other means. We plan to continue increasing revenue and operating cash flow in 2006 by making acquisitions, selectively extending and upgrading our existing networks to reach new customers, migrating more customers to our digital video offerings, which include premium programming and enhanced pay-per-view services.

Our analog video service offerings include basic programming and expanded basic programming in some markets. We tailor both our basic channel line-up and our additional channel offerings to each system according to culture, demographics, programming preferences and local regulation. Our digital video service offerings include basic programming, premium services and pay-per-view programming, including near video-on-demand (NVOD) and video on demand (VOD) in some markets. We offer broadband Internet access services in all of our broadband markets. Our residential subscribers can access the Internet via cable modems connected to their personal computers at faster speeds than that of conventional dial-up modems. We determine pricing for each different tier of Internet access service through analysis of speed, data limits, market conditions and other factors.

We offer telephony services in eight countries in Europe, and in Japan, Chile and Puerto Rico, primarily over our broadband networks. We also have begun offering digital telephony services in The Netherlands, Switzerland, France, Austria, Hungary, Poland, Romania, Japan, Chile and Puerto Rico through Voice over Internet Protocol (VoIP), and in 2006, we plan to launch VoIP telephony services in most of our remaining broadband markets in Europe.

From an operational perspective, we expect that our ability to maintain or improve our organic growth rates (i.e., growth rates excluding the effects of foreign currency exchange rate fluctuations and acquisitions) for revenue and operating cash flow will be impacted primarily by our ability to continue to achieve organic RGU growth during 2006. In general, we expect that RGU growth in our digital video, telephony and broadband Internet services will more than offset declines in subscribers to our analog video services. In Europe, the positive impact of organic RGU growth during 2006 is expected to be somewhat offset by relatively flat, and in some cases, lower prices charged for Europe Broadband's existing services as a result of competitive and, to a lesser extent, regulatory factors. Our ability to maintain our organic growth rates for revenue in Europe will also be impacted by Europe Broadband's ability to migrate customers from analog to digital video services in The Netherlands and successfully grow VoIP telephony services by increasing penetration in markets already launched or launching this product in new markets. Europe Broadband's operating and SG&A costs are expected to increase on an organic basis in 2006 as a result of higher network operations, customer care and customer acquisitions costs associated primarily with organic RGU growth and the migration of analog video subscribers to digital video services in The Netherlands. In both Japan and Chile, we expect to rely primarily on continued RGU growth to maintain or improve our organic growth rates for revenue and operating cash flow in 2006 as we expect prices charged for all broadband services offered by J:COM and VTR to remain relatively flat. No assurance can be given that our expectations with respect to the factors that will influence our 2006 organic growth rates will not vary from actual results.

The video, telephony and Internet access businesses in which we operate are capital intensive. Significant capital expenditures are required to add customers to our networks, including expenditures for equipment and labor costs. As video, telephony and Internet access technology changes and competition increases, we may need to increase our capital expenditures to further upgrade our systems to remain competitive in markets that might be impacted by the introduction of new technology. No assurance can be given that any such future upgrades could be expected to generate a positive return or that we would have adequate capital available to finance such future upgrades. If we are unable to, or elect not to, pay for costs associated with adding new customers, expanding or upgrading our networks or making our other planned or unplanned capital expenditures, our growth could be limited and our competitive position could be harmed.

Results of Operations

Due in large part to the January 1, 2005 change from the equity method to the consolidation method of accounting for our investment in Super Media/J:COM, our historical revenue and expenses for 2005 are not comparable to the corresponding 2004 amounts. Additionally, due to the January 1, 2004 change from the equity method to the consolidation method of accounting for our investment in UGC, our historical revenue and expenses for 2004 are not comparable to the corresponding 2003 amounts. Accordingly, in addition to the *Discussion and Analysis of our Historical Operating Results,* we have also included an analysis of our operating results based on the approach we use to analyze our reportable segments. As further described below, we believe that the *Discussion and Analysis of our Reportable Segments* that appears below provides a more meaningful basis for comparing our revenue, operating expenses and SG&A expenses than does our historical discussion. The *Discussion and Analysis of our Historical Operating Results* immediately follows the *Discussion and Analysis of our Reportable Segments.*

The comparability of our operating results during 2005, 2004 and 2003 are also affected by acquisitions, including our acquisitions of Noos and Chorus during 2004, our acquisitions of Cablecom, NTL Ireland, Astral, Telemach, Zone Vision, and Metrópolis, and J:COM's acquisitions of Chofu Cable and J:COM Setamachi, during 2005. As we have consolidated UGC since January 1, 2004, the primary effect of the LGI Combination for periods following the June 15, 2005 transaction date has been an increase in depreciation and amortization expense as a result of the application of purchase accounting. In the following discussion, we quantify the impact of acquisitions on our results of operations. The acquisition impact is calculated as the difference between current and prior year amounts that is attributable to the timing of an acquisition.

Changes in foreign currency exchange rates have a significant impact on our operating results as all of our operating segments, except for Puerto Rico, have functional currencies other than the U.S. dollar. Our primary exposure is currently to the euro and Japanese yen. In this regard, 40% and 32% of our U.S. dollar revenue during 2005 was derived from subsidiaries whose functional currency is the euro and Japanese yen, respectively. In addition, our operating results are impacted by changes in the exchange rates for the Swiss franc, Chilean peso, Hungarian forint and other local currencies in Europe.

At December 31, 2005, we owned an 80% interest in VTR and, through our interest in Super Media, an indirect 36.75% interest in J:COM. However, as we control both VTR and Super Media/J:COM, GAAP requires that we consolidate 100% of the revenue and expenses of these entities in our consolidated statements of operations. The minority owners' interests in the operating results of VTR, J:COM and other less significant majority owned subsidiaries are reflected in minority interests in losses (earnings) of subsidiaries, net in our consolidated statements of operations. For additional information, see note 5 to our consolidated financial statements. It should be noted that our ability to consolidate J:COM is dependent on our ability to continue to control Super Media, which will be dissolved in February 2010 unless we and Sumitomo mutually agree to extend the term. If Super Media is dissolved and we do not otherwise control J:COM at the time of any such dissolution, we will no longer be in a position to consolidate J:COM. When reviewing and analyzing our operating results, it is important to keep in mind that other third party entities own significant interests in J:COM and VTR and that Sumitomo effectively has the ability to prevent our company from consolidating J:COM after February 2010.

Discussion and Analysis of our Reportable Segments

For purposes of evaluating the performance of our reportable segments, we compare and analyze 100% of the revenue and operating cash flow of our reportable segments regardless of whether we use the consolidation or equity method to account for such reportable segments. Accordingly, in the following tables, we have presented 100% of the revenue, operating expenses, SG&A expenses and operating cash flow of our reportable segments, notwithstanding the fact that we used the equity method to account for our investment in (i) UGC during 2003 and (ii) J:COM during 2004 and 2003. The revenue, operating expenses, SG&A expenses and operating cash flow of UGC for 2003 and J:COM for 2004 and 2003 are then eliminated to arrive at the reported amounts. It should be noted, however, that this presentation is not in accordance with GAAP since the results of equity method investments are required to be reported on a net basis. Further, we could not, among other things, cause any non-controlled affiliate to distribute to us our proportionate share of the revenue or operating cash flow of such affiliate. Additionally, our reportable segments have been reclassified for all periods to present our broadband operations in Norway as discontinued operations.

All of the reportable segments set forth below provide broadband communications services, including video, voice and Internet services. The Europe Broadband operating segments provided services in 13 European countries at December 31, 2005. Other Western Europe includes our operating segments in Ireland, Sweden and Belgium. Other Central and Eastern Europe includes our operating segments in Poland, Czech Republic, Slovak Republic, Romania and Slovenia. VTR provides video, voice and Internet access services in Chile. J:COM provides video, voice and Internet access services in Japan. Our corporate and other category includes (i) certain less significant operating segments that provide DTH satellite services in Australia, and video programming and other services in Europe and Argentina, broadband communication services in Puerto Rico, Brazil and Peru, and (ii) our corporate segment. Intersegment eliminations primarily represents the elimination of intercompany transactions between Europe Broadband and chellomedia.

For additional information concerning our reportable segments, including a discussion of our performance measures and a reconciliation of total segment operating cash flow to our consolidated earnings (loss) before income taxes, minority interests and discontinued operations, see note 21 to our consolidated financial statements.

The tables presented below in this section provide a separate analysis of each of the line items that comprise operating cash flow (revenue, operating expenses and SG&A expenses) as well as an analysis of operating cash flow by reportable segment for 2005, as compared to 2004, and 2004, as compared to 2003. In each case, the tables present (i) the amounts reported by each of our reportable segments for the comparative periods, (ii) the U.S. dollar change and percentage change from period to period, (iii) the percentage change from period to period, after removing foreign currency effects (FX), and (iv) the percentage change from period to period, after removing FX and the effects of acquisitions. The comparisons that exclude FX assume that exchange rates remained constant during the periods that are included in each table. As discussed under *Quantitative and Qualitative Disclosures about Market Risk* below, we have significant exposure to movements in foreign currency rates.

As discussed above, acquisitions have significantly affected the comparability of the results of operations of our reportable segments. For additional information, see the discussion under *Overview* above and note 5 to our consolidated financial statements.

Revenue of our Reportable Segments

Revenue — Years ended December 31, 2005 and 2004

	Year Ended December 31, 2005	Year Ended December 31, 2004	Increase (decrease) $	Increase (decrease) %	Increase (decrease) excluding FX %	Increase (decrease) excluding FX and acquisitions %
	amounts in thousands, except % amounts					
Europe (Europe Broadband)						
The Netherlands	$ 780,934	$ 730,483	$ 50,451	6.9	6.9	6.9
Switzerland	122,078	—	122,078	N.M.	N.M.	—
France	513,762	312,948	200,814	64.2	64.2	6.5
Austria	322,196	306,479	15,717	5.1	5.0	5.0
Other Western Europe	321,377	174,389	146,988	84.3	85.1	7.0
Total Western Europe	2,060,347	1,524,299	536,048	35.2	35.2	6.4
Hungary	281,707	217,429	64,278	29.6	27.7	27.7
Other Central and Eastern Europe	370,560	252,064	118,496	47.0	35.6	13.9
Total Central and Eastern Europe	652,267	469,493	182,774	38.9	31.9	20.3
Total Europe (Europe Broadband)	2,712,614	1,993,792	718,822	36.1	34.5	9.7
Japan (J:COM)	1,662,105	1,504,709	157,396	10.5	13.5	11.0
Chile (VTR)	444,161	299,951	144,210	48.1	35.6	17.6
Corporate and other	407,564	285,507	122,057	42.8	43.2	20.7
Intersegment eliminations	(75,112)	(47,361)	(27,751)	(58.6)	(58.9)	(58.9)
Total LGI before elimination of equity affiliates	5,151,332	4,036,598	1,114,734			
Elimination of equity affiliate (J:COM)	—	(1,504,709)	1,504,709			
Total consolidated LGI	$5,151,332	$ 2,531,889	$2,619,443			

N.M. — Not Meaningful

The Netherlands. The Netherlands' revenue increased 6.9% during 2005, as compared to 2004, on both a U.S. dollar and local currency basis. The majority of the local currency increase during 2005 is attributable to higher average RGUs, as increases in broadband Internet and telephony RGUs were only partially offset by declines in video RGUs. Higher ARPU also contributed to the local currency increase during 2005. The increase in ARPU reflects the net effect of the positive impact of rate increases in January 2005 for video services and the negative impact of decreases in ARPU from broadband Internet services due to competitive factors and an increase in the proportion of broadband Internet customers selecting lower priced tiers. The decrease in broadband Internet ARPU, which was only partially offset by an increase in broadband Internet RGUs, resulted in a 2.6% decrease in The Netherlands' revenue from broadband Internet services during 2005, as compared to 2004. We believe that the competitive factors that gave rise to the decline in The Netherlands' broadband Internet revenue during 2005 will continue to impact our ability to increase broadband Internet revenue in The Netherlands during 2006.

In October 2005, we initiated a program to migrate substantially all of our analog video subscribers to digital video services in The Netherlands by providing digital set-top boxes to analog video subscribers at no charge and discounting the digital video services for a limited period of time following subscriber acceptance of the digital set-top box. To the extent that digital video subscribers are retained after the promotional pricing period has elapsed, we will experience an increase in ARPU derived from video services in The Netherlands. No assurance can be given as to the percentage of new digital video subscribers that will be retained after the promotional period has elapsed, and accordingly, as to the impact of this program on our future operating results.

Certain rate increases implemented by UPC NL in The Netherlands had been under investigation by NMA, the Dutch competition authority. On September 28, 2005, the NMA informed UPC NL that it had closed its investigation with respect to the price increases for our analog video services in 2003-2005. The NMA concluded that our price increases were not excessive and therefore UPC NL did not abuse what NMA views as our dominant position in the analog video services market. The incumbent telecommunications operator in The Netherlands has filed an appeal of the NMA decision. UPC NL believes the appeal is inadmissible. The NMA is expected to make a decision during the first quarter of 2006. In another matter, OPTA, the Dutch national regulatory agency, had proposed imposing retail price regulation on a cost oriented basis for UPC NL's analog cable television offerings and requiring the unbundling of analog video services from other services. Following consultation with the European Commission, OPTA's proposal was approved on the basis that it would be limited to a period of one year and that OPTA will only intervene if price increases exceed the CPI increase. After 2006, OPTA may again seek approval from the European Commission to maintain or expand its regulatory powers in this retail market. Adverse outcomes from future regulatory initiatives by OPTA could have a significant negative impact on UPC NL's ability to maintain or increase its revenue in The Netherlands. For additional information, see note 20 to our consolidated financial statements.

France. France's revenue increased $200,814,000 during 2005, as compared to 2004. The effect of the July 1, 2004 Noos acquisition accounted for $180,734,000 of the 2005 increase. Excluding the increase associated with the Noos acquisition and foreign exchange rate fluctuations, France's revenue increased $20,198,000 or 6.5% during 2005, as compared to 2004. The majority of the local currency increase is attributable to increases in the average number of broadband Internet, telephony and digital video RGUs during 2005. Higher ARPU resulting primarily from growth in France's digital video and broadband Internet services also contributed to the increase.

Austria. Austria's revenue increased 5.1% during 2005, as compared to 2004. Excluding the effects of foreign exchange rate fluctuations, Austria's revenue increased $15,324,000 or 5.0%. This increase is primarily attributable to increases in the average number of broadband Internet RGUs during 2005. A slight increase in ARPU also contributed to the increase during 2005. The increase in ARPU reflects the net effect of (i) higher ARPU associated with rate increases in January 2005 for analog video services, (ii) lower ARPU from broadband Internet services reflecting competitive factors and an increase in the proportion of subscribers selecting lower tiered products and (iii) a decrease in ARPU from digital video services, due primarily to increased competition.

Other Western Europe. Other Western Europe's revenue increased $146,988,000 during 2005, as compared to 2004. The effects of the Chorus and NTL Ireland acquisitions accounted for $136,317,000 of such increase. Excluding the increases associated with these transactions and foreign exchange rate fluctuations, Other Western Europe's revenue increased $12,127,000 or 7.0% during 2005, as compared to 2004. The increase during 2005 is due primarily to an increase in ARPU and, to a somewhat lesser extent, increases in the average number of broadband Internet and digital video RGUs. The increase in ARPU is primarily due to increases in the proportion of video subscribers selecting the digital product.

Hungary. Hungary's revenue increased 29.6% during 2005, as compared to 2004. Excluding the effects of foreign exchange rate fluctuations, such increase was $60,228,000 or 27.7%. The majority of this increase is attributable to higher ARPU, due primarily to rate increases in January 2005 for video services. Increases in the average number of broadband Internet, telephony and DTH RGUs and, to a lesser extent, analog RGUs, also contributed significantly to the increase during 2005. The increase in telephony RGUs was primarily driven by VoIP telephony sales. Approximately one fifth of the overall local currency increase during 2005 relates to growth in the comparatively low margin telephony transit service business. Due to the expiration of the contract for telephony transit service this revenue may not recur in 2006.

Other Central and Eastern Europe. Other Central and Eastern Europe's revenue increased $118,496,000 during 2005, as compared to 2004. The effects of the Telemach and Astral acquisitions and another less significant acquisition accounted for $54,658,000 of such increase. Excluding the increases associated with these acquisitions and foreign exchange rate fluctuations, Other Central and Eastern Europe's revenue increased $35,036,000 or 13.9% during 2005, as compared to 2004. The majority of the increase is attributable to growth in average RGUs. Higher ARPU also contributed significantly to the increase in 2005. The growth in RGUs during 2005 is primarily attributable to increases in the average number of broadband Internet and video RGUs, with most of the broadband Internet growth in Poland and the Czech Republic, and most of the video growth in Romania.

Japan (J:COM). J:COM's revenue increased $157,396,000 during 2005, as compared to 2004. The effect of the Chofu Cable and J:COM Setamachi acquisitions and another less significant acquisition accounted for approximately $37,696,000 of such increase. Excluding the increases associated with these acquisitions and the effects of foreign exchange rate fluctuations, J:COM's revenue increased $165,518,000 or 11.0% during 2005, as compared to 2004. This increase is primarily attributable to increases in the average number of telephony, broadband Internet and video RGUs during 2005, as compared to 2004. The effect of J:COM's RGU growth was partially offset during 2005 by lower ARPU. The lower ARPU is attributable to the negative effects of a decrease in customer call volumes, an increase in the amount of bundling discounts as a result of a higher number of services per household and lower installation revenue. The negative effects of these factors on ARPU were partially offset by the positive effects of increases in the proportion of subscribers selecting digital video services over analog video services and the higher-speed broadband Internet services over the lower-speed alternatives. The lower installation revenue is primarily attributable to an increase in promotional discounts offered to new customers, partially offset by an increase in the number of installations performed.

Chile (VTR). VTR's revenue increased $144,210,000 during 2005, as compared to 2004. The estimated effects of the Metrópolis acquisition accounted for approximately $53,972,000 of such increase. Excluding the increase associated with the Metrópolis acquisition and foreign exchange rate fluctuations, VTR's revenue increased $52,791,000 or 17.6% during 2005, as compared to 2004. This increase is due primarily to growth in the average number of VTR's broadband Internet, telephony and video RGUs. Higher ARPU also contributed to the increase.

Revenue — Years ended December 31, 2004 and 2003

	Year Ended December 31, 2004	Year Ended December 31, 2003	Increase (decrease) $	Increase (decrease) %	Increase (decrease) excluding FX %	Increase (decrease) excluding FX and acquisitions %
	amounts in thousands, except % amounts					
Europe (Europe Broadband)						
The Netherlands	$ 730,483	$ 617,488	$ 112,995	18.3	7.7	7.7
France	312,948	113,842	199,106	174.9	150.2	3.1
Austria	306,479	266,387	40,092	15.1	4.7	4.7
Other Western Europe	174,389	106,962	67,427	63.0	52.4	6.8
Total Western Europe	1,524,299	1,104,679	419,620	38.0	26.0	6.4
Hungary	217,429	165,310	52,119	31.5	18.8	18.8
Other Central and Eastern Europe	252,064	197,108	54,956	27.9	18.6	18.6
Total Central and Eastern Europe	469,493	362,418	107,075	29.5	18.7	18.7
Total Europe (Europe Broadband)	1,993,792	1,467,097	526,695	35.9	24.2	9.4
Japan (J:COM)	1,504,709	1,233,492	271,217	22.0	12.7	12.7
Chile (VTR)	299,951	229,835	70,116	30.5	15.8	15.8
Corporate and other	285,507	263,020	22,487	8.5	3.2	3.2
Intersegment eliminations	(47,361)	(55,169)	7,808	14.2	21.9	21.9
Total LGI before elimination of equity affiliates	4,036,598	3,138,275	898,323			
Elimination of equity affiliates	(1,504,709)	(3,029,885)	1,525,176			
Total consolidated LGI	$ 2,531,889	$ 108,390	$2,423,499			

The Netherlands. The Netherlands' revenue increased 18.3% in 2004, as compared to 2003. Excluding the effects of foreign exchange rate fluctuations, such increase was 7.7%. This increase is primarily attributable to an increase in ARPU, due primarily to higher average rates for video services and the increased penetration of broadband Internet services. These factors were somewhat offset by reduced tariffs for telephony services as lower outbound interconnect rates were passed through to the customer to maintain the product at a competitive level in the market. The average number of RGUs in 2004 was slightly higher than the comparable number in 2003 as increases in broadband Internet and telephony RGUs were largely offset by a decline in video RGUs.

France. France's revenue increased 174.9% in 2004, as compared to 2003. The effect of the Noos acquisition on July 1, 2004 accounted for $167,524,000 of the increase. Excluding the increase associated with the Noos acquisition and foreign exchange rate fluctuations, France's revenue increased $3,529,000 or 3.1% during 2004, as compared to 2003. This increase is primarily attributable to an increase in the average RGUs in 2004, as compared to 2003. Video, broadband Internet and telephony services all contributed to this increase. A decrease in the ARPU from telephony services partially offset the positive impact of the RGU increases. The lower telephony revenue is attributable to lower tariffs from telephony services, as lower outbound interconnect rates were passed through to the customer to maintain the service at a competitive level in the market, as well as reduced outbound telephony traffic as more customers migrate from dial-up Internet access to broadband Internet access and migrate from fixed-line telephone usage to cellular phone usage.

Austria. Austria's revenue increased 15.1% during 2004, as compared to 2003. Excluding the effects of foreign exchange rate fluctuations, such increase was 4.7%. This increase is primarily attributable to growth in the average number of RGUs during 2004, as compared to 2003. This subscriber growth is primarily attributable to an increase in broadband Internet service RGUs.

Other Western Europe. Other Western Europe's revenue increased $67,427,000 during 2004, as compared to 2003. The effects of Chorus accounted for $48,693,000 of such increase. Excluding the increase associated with the Chorus acquisition and foreign exchange rate fluctuations, Other Western Europe's revenue increased $7,325,000 or 6.8% during 2004, as compared to 2003. This increase is due to increases in both average RGUs and ARPU. Both video and broadband Internet RGUs increased in 2004, as compared to 2003.

Hungary. Hungary's revenue increased 31.5% during 2004, as compared to 2003. Excluding the effects of foreign exchange rate fluctuations, such increase was 18.8%. This increase is due to increases in both the ARPU and the average number of RGUs in 2004, as compared to 2003, which resulted primarily from growth in direct-to-home satellite distribution (DTH) and analog television services and, to a lesser extent, broadband Internet services.

Other Central and Eastern Europe. Other Central and Eastern Europe's revenue increased 27.9% during 2004, as compared to 2003. Excluding the effects of foreign exchange rate fluctuations, such increase was 18.6%. This increase is due primarily to an increase in the ARPU and the average number of RGUs, which resulted primarily from the continued successful sale of broadband Internet services. An overall increase in the average number of broadband Internet, analog cable and DTH RGUs in 2004, as compared to 2003, also contributed to the increase.

Japan (J:COM). J:COM's revenue increased $271,217,000 during 2004, as compared to 2003. Excluding the effects of foreign exchange rate fluctuations, such increase was 12.7%. The local currency increase is primarily attributable to a significant increase in the average number of RGUs in 2004, as compared to 2003. Most of this RGU increase is attributable to growth within J:COM's telephony and broadband Internet services. An increase in ARPU also contributed to the increase in local currency revenue. The increase in ARPU is primarily attributable to the full-year effect of cable television service price increases implemented during 2003 and increased penetration of J:COM's higher-priced broadband Internet service. These factors were somewhat offset by a reduction in the price for one of J:COM's lower-priced broadband Internet services and a decrease in customer call volumes for J:COM's telephony service.

Chile (VTR). Chile's revenue increased $70,116,000 during 2004, as compared to 2003. Excluding the effects of foreign exchange rate fluctuations, such increase was 15.8%. This increase is due primarily to growth in the average number of subscribers to video, broadband Internet and telephony services during 2004, as compared to 2003. This RGU growth is due primarily to improved direct sales, mass marketing initiatives and lower subscriber churn. Chile's ARPU remained relatively flat from period to period.

Operating Expenses of our Reportable Segments

Operating expenses — Years ended December 31, 2005 and 2004

	Year Ended December 31,		Increase (decrease)			Increase (decrease) excluding
	2005	2004	$	%	FX %	FX and acquisitions %
	amounts in thousands, except % amounts					
Europe (Europe Broadband)						
The Netherlands	$ 251,828	$ 205,802	$ 46,026	22.4	22.7	22.7
Switzerland	51,631	—	51,631	N.M.	N.M.	—
France	257,569	165,489	92,080	55.6	55.5	0.4
Austria	119,098	115,373	3,725	3.2	3.2	3.2
Other Western Europe	144,134	71,568	72,566	101.4	102.4	2.4
Total Western Europe	824,260	558,232	266,028	47.7	47.9	9.5
Hungary	122,073	93,247	28,826	30.9	29.0	29.0
Other Central and Eastern Europe	145,340	103,255	42,085	40.8	29.9	7.3
Total Central and Eastern Europe	267,413	196,502	70,911	36.1	29.5	17.6
Total Europe (Europe Broadband)	1,091,673	754,734	336,939	44.6	43.1	11.6
Japan (J:COM)	690,127	621,035	69,092	11.1	14.4	11.6
Chile (VTR)	177,543	116,131	61,412	52.9	39.8	14.1
Corporate and other	291,162	216,386	74,776	34.6	35.0	13.9
Intersegment eliminations	(64,990)	(36,758)	(28,232)	(76.8)	(77.4)	(77.4)
Total LGI before elimination of equity affiliates	2,185,515	1,671,528	513,987			
Elimination of equity affiliate (J:COM)	—	(621,035)	621,035			
Total consolidated LGI	$2,185,515	$1,050,493	$1,135,022			

N.M. — Not Meaningful

General. Operating expenses include programming, network operations, customer operations, customer care and other direct costs. Programming costs, which represent a significant portion of our operating costs, are expected to rise in future periods as a result of the expansion of service offerings and the potential for price increases. Any cost increases that we are not able to pass on to our subscribers through service rate increases would result in increased pressure on our operating margins.

Europe Broadband. Europe Broadband's operating expenses increased $336,939,000 during 2005, as compared to 2004. The aggregate effects of the Noos, Cablecom, NTL Ireland, Chorus, Astral and Telemach acquisitions and another less significant acquisition, accounted for $237,744,000 of such increase. Excluding the increases associated with these acquisitions and foreign exchange rate fluctuations, Europe Broadband's operating expenses increased $87,407,000 or 11.6% during 2005, as compared to 2004, primarily due to the following factors:

- Increases in direct programming and copyright costs of $34,995,000 during 2005 primarily due to subscriber growth on the digital and DTH platforms, and to a lesser extent, increased content, higher intercompany charges from chellomedia for programming and consumer price index rate increases, offset, in part, by the termination of an unfavorable programming contract in May 2005.
- Increases in interconnect costs of $10,913,000 during 2005, primarily due to growth in telephony transit service activity in Hungary and growth in VoIP telephony subscribers in The Netherlands, France,

Hungary, Poland and Romania. A portion of the Hungary increase may not recur in 2006 due to the expiration of Hungary's telephony transit service contract.

- Increases in salaries and other staff related costs of $24,100,000 during 2005, primarily reflecting increased staffing levels including increased use of temporary personnel, particularly in the customer care and customer operations areas, to sustain the higher levels of activity resulting from:
  - higher subscriber numbers;
  - the greater volume of calls per subscriber in The Netherlands and elsewhere that the increased proportion of digital video, broadband Internet and telephony subscribers give rise to compared to an analog video subscriber;
  - The Netherlands' program to migrate subscribers from analog video to digital video services, which was launched in October 2005 and is expected to continue throughout 2006;
  - increased customer service standard levels; and
  - annual wage increases.
- Increases in network related expenses of $8,515,000 during 2005, primarily driven by higher costs in The Netherlands and Hungary.
- Increases in bad debt and collection expenses of $4,896,000 due largely to the significant increase in revenue.
- Increases in outsourced labor and consultancy fees of $4,000,000 during 2005, driven by projects to increase service levels, network improvements and development of new products in certain of our operations, primarily the launch of mass-market digital service in The Netherlands.

Japan (J:COM). J:COM's operating expenses increased $69,092,000 during 2005, as compared to 2004. The effects of the Chofu Cable and J:COM Setamachi acquisitions and another less significant acquisition accounted for approximately $16,890,000 of such increase. Excluding the increases associated with these acquisitions and the effects of foreign exchange rate fluctuations, J:COM's operating expenses increased $72,040,000 or 11.6% during 2005, as compared to 2004. This increase primarily is due to increases of (i) $23,708,000 in salaries and other staff related costs as a result of increased staffing levels; (ii) $22,814,000 in programming and related costs as a result of growth in the number of digital video customers; and (iii) $10,988,000 in telephony interconnect costs due primarily to growth in telephony customers. Increases in network operating expenses, maintenance and technical support costs associated with RGU growth and the expansion of J:COM's network and the effects of other individually insignificant items accounted for the remaining increase.

Chile (VTR). VTR's operating expenses increased $61,412,000 during 2005, as compared to 2004. The estimated effects of the Metrópolis acquisition accounted for approximately $29,834,000 of such increase. Excluding the increase associated with the Metrópolis acquisition and foreign exchange rate fluctuations, VTR's operating expenses increased $16,374,000 or 14.1% during 2005, as compared to 2004. This increase, which is primarily attributable to growth in VTR's subscriber base, includes (i) increases in labor and other staff related costs; (ii) increases in local and cellular access charges, due primarily to an increase in customer traffic, and in the case of local access charges, an increase in rates and (iii) increases in technical service and maintenance costs.

Operating expenses — Years ended December 31, 2004 and 2003

	Year Ended December 31,		Increase (decrease)		Increase (decrease) excluding	
	2004	2003	$	%	FX %	FX and acquisitions %
	amounts in thousands, except % amounts					
Europe (Europe Broadband)						
The Netherlands	$ 205,802	$ 204,186	$ 1,616	0.8	(8.5)	(8.5)
France	165,489	64,676	100,813	155.9	132.4	3.7
Austria	115,373	100,720	14,653	14.5	4.0	4.0
Other Western Europe	71,568	36,505	35,063	96.0	84.8	9.6
Total Western Europe	558,232	406,087	152,145	37.5	25.4	(1.8)
Hungary	93,247	73,800	19,447	26.4	13.8	13.8
Other Central and Eastern Europe	103,255	83,529	19,726	23.6	14.4	14.4
Total Central and Eastern Europe	196,502	157,329	39,173	24.9	14.1	14.1
Total Europe (Europe Broadband)	754,734	563,416	191,318	34.0	22.3	2.6
Japan (J:COM)	621,035	542,242	78,793	14.5	5.7	5.7
Chile (VTR)	116,131	96,965	19,166	19.8	5.9	5.9
Corporate and other	216,386	189,681	26,705	14.1	7.2	7.2
Intersegment eliminations	(36,758)	(45,505)	8,747	19.2	26.6	26.6
Total LGI before elimination of equity affiliates	1,671,528	1,346,799	324,729			
Elimination of equity affiliates	(621,035)	(1,284,023)	662,988			
Total consolidated LGI	$1,050,493	$ 62,776	$987,717			

Europe Broadband. Europe Broadband's operating expenses increased $191,318,000 during 2004, as compared to 2003. The aggregate effects of the Noos and Chorus acquisitions accounted for $110,661,000 of such increase. Excluding the increases associated with these acquisitions and foreign exchange rate fluctuations, Europe Broadband's operating expenses increased $14,830,000 or 2.6% during 2004, as compared to 2003, primarily due to the following factors:

- an increase in customer operation expenses as a result of higher numbers of new and reconnecting subscribers during 2004, as compared to 2003. This higher activity level required Europe Broadband to hire additional staff and use outsourced contractors;

- an increase in direct programming costs related to subscriber growth and, in certain markets, an increase in channels on the analog and digital platforms;

- a decrease due to net cost reductions across network operations, customer care and billing and collection activities. These reductions were due to improved cost controls across all aspects of the business, including more effective procurement of support services, lower billing and collections charges, with bad debt charges in particular reduced in The Netherlands, and the increased operational leverage of the business;

- an increase in intercompany costs for broadband Internet services under the revenue sharing agreement between Europe Broadband and chellomedia;

- a decrease related to reduced telephony direct costs in 2004, as compared to 2003, primarily due to decreases in outbound interconnect rates;

- an increase due to annual wage increases; and
- a decrease due to cost savings in The Netherlands resulting from a restructuring plan implemented in the second quarter of 2004 whereby the management structure was changed from a three-region model to a centralized management organization.

Japan (J:COM). J:COM's operating expenses increased $78,793,000 during 2004, as compared to 2003. Excluding the effects of foreign exchange fluctuations, such increase was $30,908,000 or 5.7%. These local currency increases primarily are due to an increase in programming costs as a result of subscriber growth and improved service offerings. Increases in network maintenance and technical support costs associated with the expansion of J:COM's network also contributed to the increases.

Chile (VTR). VTR's operating expenses increased $19,166,000 during 2004, as compared to 2003. Excluding the effects of foreign exchange fluctuations, such increase was $5,721,000 or 5.9%. The local currency increase primarily is due to increases in (i) domestic and international access charges, (ii) programming costs, and (iii) the cost of maintenance and technical services. Such increased costs were largely driven by RGU growth.

SG&A Expenses of our Reportable Segments

SG&A expenses — Years ended December 31, 2005 and 2004

	Year Ended December 31,		Increase (decrease)		Increase (decrease) excluding	
	2005	2004	$	%	FX %	FX and acquisitions %
	amounts in thousands, except % amounts					
Europe (Europe Broadband)						
The Netherlands	$ 168,182	$148,943	$ 19,239	12.9	12.9	12.9
Switzerland	26,922	—	26,922	N.M.	N.M.	—
France	158,946	101,685	57,261	56.3	56.8	6.1
Austria	65,851	68,799	(2,948)	(4.3)	(4.1)	(4.1)
Other Western Europe	66,075	39,141	26,934	68.8	70.0	9.5
Total Western Europe	485,976	358,568	127,408	35.5	35.8	7.3
Hungary	51,256	41,727	9,529	22.8	21.7	21.7
Other Central and Eastern Europe	77,950	54,331	23,619	43.5	32.6	15.6
Total Central and Eastern Europe	129,206	96,058	33,148	34.5	27.8	18.3
Total Europe (Europe Broadband)	615,182	454,626	160,556	35.3	34.1	9.6
Japan (J:COM)	335,681	294,077	41,604	14.1	17.3	13.0
Chile (VTR)	115,168	75,068	40,100	53.4	40.3	18.9
Corporate and other	139,063	120,518	18,545	15.4	16.6	13.4
Inter-segment eliminations	(10,122)	(10,603)	481	4.5	4.8	4.8
Total LGI before elimination of equity affiliates	1,194,972	933,686	261,286			
Elimination of equity affiliate (J:COM)	—	(294,077)	294,077			
Total consolidated LGI	$1,194,972	$639,609	$555,363			

N.M. — Not Meaningful

General. SG&A expenses include human resources, information technology, general services, management, finance, legal and marketing costs and other general expenses.

Europe Broadband. Europe Broadband's SG&A expenses increased $160,556,000 during 2005, as compared to 2004. The aggregate effects of the Noos, Cablecom, NTL Ireland, Chorus, Astral, and Telemach acquisitions, and another less significant acquisition, accounted for $111,405,000 of such increase. Excluding the increases associated with these acquisitions and foreign exchange rate fluctuations, Europe Broadband's SG&A expenses increased $43,816,000 or 9.6% during 2005, as compared to 2004, primarily due to:

- Increases in sales and marketing expenses and commissions of $28,320,000 during 2005, reflecting the cost of marketing campaigns designed to promote RGU growth, and support the growth of VoIP telephony services, and the launch of mass-market digital video services in The Netherlands. An increase in the number of gross subscriber additions for broadband Internet and telephony services, particularly in The Netherlands, also contributed to the increase.

- Increases in salaries and other staff related costs of $8,243,000 during 2005, reflecting increased staffing levels, particularly in The Netherlands, in sales and marketing and information technology functions, as well as annual wage increases.

- Increase in outsourced labor and consultancy cost of $7,083,000 during 2005, reflecting the development of new products in certain of our operations, primarily the launch of mass-market digital service in The Netherlands.

The increase in Europe Broadband's SG&A expenses were partially offset by decreases in certain SG&A expenses, primarily the decrease of audit and legal expenses of $9,604,000 reflecting the conclusion of certain litigation and lower fees attributable to our internal controls attestation process.

Japan (J:COM). J:COM's SG&A expenses increased $41,604,000 during 2005, as compared to 2004. The effects of the Chofu Cable and J:COM Setamachi acquisitions and another less significant acquisition accounted for approximately $12,660,000 of such increase. Excluding the increase associated with these acquisitions and the effects of foreign exchange rate fluctuations, J:COM's SG&A expenses increased $38,230,000 or 13.0% during 2005, as compared to 2004. This increase primarily is attributable to increases in labor and related overhead costs associated with an increase in the scope of J:COM's business. The increase also reflects higher marketing, advertising and promotional costs, including costs incurred in connection with J:COM's rebranding initiative during the first half of 2005.

Chile (VTR). VTR's SG&A expenses increased $40,100,000 during 2005, as compared to 2004. The estimated effects of the Metrópolis acquisition accounted for approximately $16,057,000 of such increase. Excluding the increase associated with the Metrópolis acquisition and foreign exchange rate fluctuations, VTR's SG&A expenses increased $14,188,000 or 18.9% during 2005, as compared to 2004. This increase, which is largely attributable to growth in VTR's subscriber base, reflects increases in labor and related costs and in sales commissions.

SG&A expenses — Years ended December 31, 2004 and 2003

	Year Ended December 31,		Increase (decrease)		Increase (decrease) excluding	
	2004	2003	$	%	FX %	FX and acquisitions %
	amounts in thousands, except % amounts					
Europe (Europe Broadband)						
The Netherlands	$ 148,943	$ 126,357	$ 22,586	17.9	7.0	7.0
France	101,685	37,231	64,454	173.1	147.9	9.5
Austria	68,799	57,714	11,085	19.2	8.2	8.2
Other Western Europe	39,141	24,254	14,887	61.4	50.0	10.7
Total Western Europe	358,568	245,556	113,012	46.0	32.9	8.0
Hungary	41,727	31,029	10,698	34.5	21.0	21.0
Other Central and Eastern Europe	54,331	46,917	7,414	15.8	7.0	7.0
Total Central and Eastern Europe	96,058	77,946	18,112	23.2	12.6	12.6
Total Europe (Europe Broadband)	454,626	323,502	131,124	40.5	28.0	9.1
Japan (J:COM)	294,077	262,932	31,145	11.8	3.5	3.5
Chile (VTR)	75,068	62,919	12,149	19.3	6.3	6.3
Corporate and other	120,518	111,693	8,825	7.9	1.6	1.6
Intersegment eliminations	(10,603)	(9,664)	(939)	(9.7)	(0.8)	(0.8)
Total LGI before elimination of equity affiliates	933,686	751,382	182,304			
Elimination of equity affiliates	(294,077)	(723,515)	429,438			
Total consolidated LGI	$ 639,609	$ 27,867	$611,742			

Europe Broadband. Europe Broadband's SG&A expenses increased $131,124,000 during 2004, as compared to 2003. The aggregate effects of the Noos and Chorus acquisitions accounted for $61,061,000 of such increase. Excluding the increases associated with these acquisitions and foreign exchange rate fluctuations, Europe Broadband's SG&A expenses increased $29,521,000, or 9.1% during 2004, as compared to 2003, primarily due to:

- an increase in marketing expenditures to support subscriber growth and new digital programming services, particularly in The Netherlands;
- annual wage increases; and
- increased consulting and other information technology support costs associated with the implementation of new customer care systems in several countries and a subscriber management system in Austria.

These increases were partially offset by continuing cost control across all aspects of the business and cost savings resulting from The Netherlands' restructuring that was implemented during the second quarter of 2004.

Japan (J:COM). J:COM's SG&A expenses increased $31,145,000 during 2004, as compared to 2003. Excluding the effects of foreign exchange rate fluctuations, such increase was $9,203,000 or 3.5% during 2004, as compared to 2003. This local currency increase primarily is attributable to the net effect of (i) increased labor and other overhead costs associated primarily with increases in J:COM's RGUs, and (ii) reduced marketing personnel and advertising and promotion expenses.

Chile (VTR). VTR's SG&A expenses increased $12,149,000 during 2004, as compared to 2003. Excluding the effects of foreign exchange rate fluctuations, such increase was $3,964,000 or 6.3%. The local currency increase primarily is due to (i) an increase in commissions as a result of subscriber growth, (ii) an increase in marketing costs in response to increased competition, (iii) annual wage increases, and (iv) higher legal, accounting and other professional advisory fees due in part to the initiation of our internal controls attestation process. The impact of the foregoing items was partially offset by a one-time credit of $4,695,000 in December 2004 for the reversal of accrued withholding tax as a result of the forgiveness of management fees payable to UGC.

Operating Cash Flow of our Reportable Segments

Operating cash flow is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. As we use the term, operating cash flow is defined as revenue less operating and SG&A expenses (excluding depreciation and amortization, stock-based compensation and impairment, restructuring and other operating charges or credits). We believe operating cash flow is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Our internal decision makers believe operating cash flow is a meaningful measure and is superior to other available GAAP measures because it represents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmarking between segments in the different countries in which we operate and identify strategies to improve operating performance. For example, our internal decision makers believe that the inclusion of impairment and restructuring charges within operating cash flow would distort the ability to efficiently assess and view the core operating trends in our segments. In addition, our internal decision makers believe our measure of operating cash flow is important because analysts and investors use it to compare our performance to other companies in our industry. For a reconciliation of total segment operating cash flow to our consolidated earnings (loss) before income taxes, minority interests and discontinued operations, see note 21 to our consolidated financial statements. Investors should view operating cash flow as a measure of operating performance that is a supplement to, and not a substitute for, operating income, net earnings, cash flow from operating activities and other GAAP measures of income.

Operating Cash Flow — Years ended December 31, 2005 and 2004

	Year Ended December 31,		Increase (decrease)		Increase (decrease) excluding	
	2005	2004	$	%	FX %	FX and acquisitions %
	amounts in thousands, except % amounts					
Europe (Europe Broadband)						
The Netherlands	$ 360,924	$ 375,738	$(14,814)	(3.9)	(4.2)	(4.2)
Switzerland	43,525	—	43,525	N.M.	N.M.	—
France	97,247	45,774	51,473	112.5	111.4	28.8
Austria	137,247	122,307	14,940	12.2	11.9	11.9
Other Western Europe	111,168	63,680	47,488	74.6	74.9	10.5
Total Western Europe	750,111	607,499	142,612	23.5	23.2	3.1
Hungary	108,378	82,455	25,923	31.4	29.1	29.1
Other Central and Eastern Europe	147,270	94,478	52,792	55.9	43.5	20.1
Total Central and Eastern Europe	255,648	176,933	78,715	44.5	36.8	24.3
Total Europe (Europe Broadband)	1,005,759	784,432	221,327	28.2	26.3	7.9
Japan (J:COM)	636,297	589,597	46,700	7.9	10.7	9.3
Chile (VTR)	151,450	108,752	42,698	39.3	27.7	20.3
Corporate and other	(22,661)	(51,397)	28,736	55.9	55.3	26.6
Total LGI before elimination of equity affiliates	1,770,845	1,431,384	339,461			
Elimination of equity affiliate (J:COM)	—	(589,597)	589,597			
Total	$1,770,845	$ 841,787	$929,058			

N.M. — Not Meaningful

On a local currency basis, Europe Broadband and VTR, and to a lesser extent, J:COM experienced declines in their respective 2005 operating cash flow margins (operating cash flow divided by revenue). We expect that Europe Broadband's overall operating cash flow margins will improve slightly in 2006 as the positive effects of (i) cost reductions and efficiencies resulting from the integration of our 2005 acquisitions and (ii) higher utilization of customer fulfillment and billing platforms are expected to more than offset the negative effects of (i) increased direct costs associated with new voice and digital video customers, (ii) higher customer acquisition costs associated with RGU growth and (iii) the continuing effects of increased competition. In The Netherlands, our program to migrate subscribers from analog to digital video services, our ongoing launch of VoIP, and competitive factors are expected to adversely impact operating cash flow margins during 2006. J:COM management expects that J:COM's operating cash flow margin will be somewhat negatively impacted by (i) increased programming costs related to increased high definition television content and anticipated increases in digital video subscribers, (ii) the negative initial impact on margins of recent acquisitions, and (iii) costs associated with new initiatives. In Chile, we expect that operating cash flow margins will improve somewhat in 2006 if we are able to continue to achieve efficiencies and cost reductions from the integration of the operations of VTR and Metrópolis. No assurance can be given that our expectations with respect to operating cash flow margins will not vary from actual results. For additional discussion of the factors contributing to the changes in operating cash flow of our reportable segments, see the above analyses of revenue, operating expenses and SG&A expenses.

Operating Cash Flow — Years ended December 31, 2004 and 2003

	Year Ended December 31,		Increase (decrease)		Increase (decrease) excluding	
	2004	2003	$	%	FX %	FX and acquisitions %
	amounts in thousands, except % amounts					
Europe (Europe Broadband)						
The Netherlands	$ 375,738	$ 286,945	$ 88,793	30.9	19.5	19.5
France	45,774	11,935	33,839	283.5	255.5	(21.0)
Austria	122,307	107,953	14,354	13.3	3.5	3.5
Other Western Europe	63,680	46,203	17,477	37.8	28.0	2.6
Total Western Europe	607,499	453,036	154,463	34.1	22.8	12.9
Hungary	82,455	60,481	21,974	36.3	23.8	23.8
Other Central and Eastern Europe	94,478	66,662	27,816	41.7	31.8	31.8
Total Central and Eastern Europe	176,933	127,143	49,790	39.2	28.0	28.0
Total Europe (Europe Broadband)	784,432	580,179	204,253	35.2	23.9	16.2
Japan (J:COM)	589,597	428,318	161,279	37.7	27.2	27.2
Chile (VTR)	108,752	69,951	38,801	55.5	38.0	38.0
Corporate and other	(51,397)	(38,354)	(13,043)	(34.0)	(17.7)	(17.7)
Total LGI before elimination of equity affiliates	1,431,384	1,040,094	391,290			
Elimination of equity affiliates	(589,597)	(1,022,347)	432,750			
Total	$ 841,787	$ 17,747	$824,040			

Discussion and Analysis of our Historical Operating Results

Years ended December 31, 2005 and 2004

General

As noted above, the effects of our January 1, 2005 consolidation of Super Media/J:COM, and acquisitions have affected the comparability of our results of operations during 2005 and 2004. Unless otherwise indicated in the discussion below, the significant increases in our historical revenue, expenses and other items during 2005, as compared to 2004, are primarily attributable to the effects of these transactions. For more detailed explanations of the changes in our revenue, operating expenses and SG&A expenses, see the *Discussion and Analysis of Reportable Segments* that appears above.

Revenue

Our total consolidated revenue increased $2,619,443,000 during 2005, as compared to 2004. The effects of acquisitions and the consolidation of Super Media/J:COM accounted for $2,274,023,000 of such increase. Excluding the effects of these transactions and foreign exchange rate fluctuations, total consolidated revenue increased $277,312,000 or 11.0% during 2005, as compared to 2004. As discussed in greater detail under *Discussion and Analysis of Reportable Segments* above, most of these increases are attributable to RGU growth.

Operating expense

Our total consolidated operating expense increased $1,135,022,000 during 2005, as compared to 2004. The effects of acquisitions and the consolidation of Super Media/J:COM accounted for $1,003,367,000 of such increase. Excluding the effects of these transactions and foreign exchange rate fluctuations, total consolidated operating expense increased $105,315,000 or 10.0% during 2005, as compared to 2004. As discussed in more detail under *Discussion and Analysis of Reportable Segments* above, these increases generally reflect increases in (i) programming costs, (ii) labor costs, (iii) interconnect costs, and (iv) less significant increases in other expense categories. Most of these increases are a function of increased volumes or levels of activity associated with the increase in our customer base.

SG&A expense

Our total consolidated SG&A expense increased $555,363,000 during 2005, as compared to 2004. The effects of acquisitions and the consolidation of Super Media/J:COM accounted for $466,971,000 of such increase. Excluding the effects of these transactions and foreign exchange rate fluctuations, total consolidated SG&A expense increased $74,631,000 or 11.7% during 2005, as compared to 2004. As discussed in more detail under *Discussion and Analysis of Reportable Segments* above, these increases generally reflect increases in (i) marketing, advertising and commissions and (ii) labor costs. The increases in our marketing, advertising and commissions expenses primarily are attributable to our efforts to increase our RGUs and launch new product initiatives. The increases in our labor costs primarily are a function of the increased levels of activity associated with the increase in our customer base.

Stock-based compensation expense

A summary of our stock-based compensation expense is set forth below:

	Year Ended December 31,	
	2005	2004
	amounts in thousands	
LGI common stock	$29,011	$135,455
J:COM common stock	23,147	7,221
Other	7,073	—
Total	$59,231	$142,676

We record stock-based compensation that is associated with LGI common stock, J:COM common stock, and certain other subsidiary common stock. The stock-based compensation expense associated with J:COM common stock consists of the amounts recorded by J:COM pursuant to its stock compensation plans, and amounts recorded by LGI with respect to LGI's subsidiary stock plan pursuant to which certain LGI officers have an indirect interest in J:COM. As a result of adjustments to certain terms of the former UGC and LMI stock incentive awards in connection with (i) their respective rights offerings in February 2004 and July 2004 and (ii) the LGI Combination in June 2005, most of the LGI stock incentive awards outstanding at December 31, 2005 are accounted for as variable-plan awards. The stock-based compensation expense for 2004 includes a $50,409,000 charge to reflect a change from fixed-plan accounting to variable-plan accounting as a result of modifications to the terms of UGC stock options in connection with UGC's February 2004 rights offering. Other fluctuations in our stock-based compensation expense during 2005 are largely a function of changes in the market price of the underlying common stock. The increase in J:COM stock-based compensation expense is primarily attributable to an increase in J:COM's stock price since its IPO in March 2005. Due to the use of variable-plan accounting for most of the outstanding LGI and J:COM stock incentive awards, stock-based compensation expense with respect to such stock incentive awards is subject to adjustment in future periods based on the market value of the underlying common stock and vesting schedules, and ultimately on the final determination of market value when the incentive awards are exercised. For additional information concerning stock-based compensation, see notes 3 and 14 to our consolidated financial statements.

Depreciation and amortization

Our total consolidated depreciation and amortization expense increased $539,115,000 during 2005, as compared to 2004. The effects of the consolidation of Super Media/J:COM, acquisitions and the LGI Combination accounted for $636,031,000 of such increase. Excluding the effect of these transactions and foreign exchange rate fluctuations, depreciation and amortization expense decreased $102,240,000 or 11.2% during 2005, as compared to 2004. This decrease is due primarily to (i) the impact of certain of Europe Broadband's information technology and other assets becoming fully depreciated during the last half of 2004 and (ii) the impact during the 2004 periods of Europe Broadband's acceleration of the depreciation of certain customer premise equipment that was targeted for replacement.

Impairment of long-lived assets

We incurred impairment charges of $8,320,000 and $69,353,000 during 2005 and 2004, respectively. The 2005 amount includes a $7,550,000 impairment charge to reduce the carrying value of the intangible asset associated with our franchise rights in Puerto Rico to its estimated fair value of $155,900,000. The 2004 amount includes (i) a $26,000,000 impairment charge as a result of our assessment of the recoverability of enterprise level goodwill that was associated with one of our consolidated subsidiaries, (ii) a $16,623,000 impairment charge recorded by UGC to write-down the long-lived assets of certain telecommunications operations in Europe, (iii) $10,955,000 related to the write-down of certain of Europe Broadband's tangible fixed assets in The Netherlands, and (iv) other less significant charges.

Restructuring and other operating charges (credits), net

We incurred restructuring and other operating charges (credits) of $(2,753,000) and $28,901,000 during 2005 and 2004, respectively. The 2004 amount includes $21,660,000 related to the restructuring of Europe Broadband's operations in The Netherlands. The 2005 amount includes (i) a $7,709,000 reversal of the reserve recorded by The Netherlands during 2004 due to our 2005 decision to reoccupy a building and (ii) other individually insignificant amounts. For additional information, see note 17 to our consolidated financial statements.

Interest expense

Our total consolidated interest expense increased $147,146,000 during 2005, as compared to 2004. Excluding the effects of foreign currency exchange rate fluctuations, interest expense increased $149,502,000 during

2005, as compared to 2004. This increase is primarily attributable to a $5,122,226,000 increase in our outstanding indebtedness during 2005, most of which is attributable to debt incurred or assumed in connection with the Cablecom Acquisition, the consolidation of Super Media/J:COM and other acquisitions. The increase also includes the net effect of (i) a $35,170,000 increase associated with non-cash interest expense representing the net increase during 2005 in the estimated fair value of certain mandatorily redeemable securities issued by the Investcos, (ii) a $7,790,000 increase in the interest expense incurred during 2005 on the UGC Convertible Notes, which were issued in April 2004, and (iii) a $7,484,000 decrease in interest expense resulting from lower amortization of deferred financing costs, due primarily to debt extinguishments and the application of purchase accounting. Most of the net increase in the estimated fair value of the mandatorily redeemable securities of the Investcos is associated with the increased liquidity of the underlying Telenet shares following the Telenet IPO. For additional information concerning Telenet, see note 6 to our consolidated financial statements. An increase in our weighted average interest rate during 2005 also contributed to the overall increase in interest expense.

Interest and dividend income

Our total consolidated interest and dividend income increased $12,155,000 during 2005, as compared to 2004 due primarily to dividends received on shares of ABC Family Worldwide, Inc. Series A preferred stock. We acquired a 99.9% interest in this preferred stock from Liberty Media in connection with the June 2004 spin off. The impact of this increase was partially offset by a decrease in guarantee fees received from J:COM, due primarily to the elimination of most of such guarantees in connection with J:COM's December 2004 bank refinancing. An increase in the interest earned on our weighted average cash and cash equivalent balances also contributed to the increase.

Share of earnings (losses) of affiliates, net

The following table reflects our share of earnings (losses), net of affiliates including any other-than-temporary declines in value:

	Year Ended December 31, 2005	2004
	amounts in thousands	
Jupiter TV	$ 27,759	$ 14,644
Telenet	(33,494)	—
Austar	13,100	976
Mediatti	(6,909)	(2,331)
Metrópolis	(6,782)	(8,355)
Super Media/J:COM	—	45,092
Other	(16,623)	(11,316)
Total	$(22,949)	$ 38,710

Our share of earnings (losses) of affiliates includes losses related to other-than-temporary declines in the value of our equity method investments of $29,187,000 and $25,973,000 during 2005 and 2004, respectively. For additional information, see note 6 to our consolidated financial statements.

Realized and unrealized gains (losses) on derivative instruments, net

The details of our realized and unrealized gains (losses) on derivative instruments, net are as follows for the indicated periods:

	Year Ended December 31,	
	2005	2004
	amounts in thousands	
Cross-currency and interest rate exchange contracts	$216,022	$(64,097)
Embedded derivatives	69,999	23,032
Foreign exchange contracts	11,682	196
Call and put contracts	8,780	1,713
Total return debt swaps	—	2,384
Other	3,490	997
Total	$309,973	$(35,775)

The increase in the unrealized gains on the UPC Broadband Holding cross currency and interest rate swaps and caps is attributable to the net effect of (i) larger notional amounts in 2005, as compared to 2004, (ii) market movements with respect to the appreciation of the U.S. dollar exchange rate compared to the euro that caused the value of these contracts to increase, and (iii) market movements with respect to lower interest rates which decreased the market value of the contracts.

The unrealized gains (losses) reported for the embedded derivatives primarily relate to the embedded derivative component of the UGC Convertible Notes and the prepaid forward sale of News Corp. Class A common stock. For additional information, see note 10 to our consolidated financial statements.

Foreign currency transaction gains (losses), net

The details of our foreign currency transaction gains (losses) are as follows for the indicated periods:

	Year Ended December 31,	
	2005	2004
	amounts in thousands	
U.S. dollar debt issued by our European subsidiaries	$(219,794)	$ 35,684
Euro denominated debt issued by UGC	64,173	(51,903)
Yen denominated cash held by LGI subsidiary	(33,234)	7,408
Euro denominated cash held by UGC	(16,668)	26,192
Intercompany notes denominated in a currency other than the entities' functional currency	(10,644)	46,206
Euro denominated debt issued by European subsidiary	10,539	—
Repayment of yen denominated shareholder loans(1)	—	56,061
Other	(3,772)	(2,134)
Total	$(209,400)	$117,514

(1) On December 21, 2004, we received cash proceeds of ¥43,809 million ($420,188,000 on December 21, 2004) in connection with the repayment by J:COM and another affiliate of all principal and interest due to our company pursuant to then outstanding shareholder loans. In connection with this transaction, we recognized in our statement of operations the foreign currency translation gains that previously had been reflected in accumulated other comprehensive earnings (loss).

Gain on exchange of investment securities

We recognized a pre-tax gain aggregating $178,818,000 during 2004 on exchanges of investment securities including a $168,301,000 gain which is attributable to the July 19, 2004 conversion of our investment in Telewest Communications plc Senior Notes and Senior Discount Notes into 18,417,883 shares or approximately 7.5% of the issued and outstanding common stock of Telewest. This gain represents the excess of the fair value of the Telewest common stock received over our cost basis in the Senior Notes and Senior Discount Notes.

Other-than-temporary-declines in fair value of investments

We recognized other-than-temporary declines in fair values of investments of $3,403,000 and $18,542,000 during 2005 and 2004, respectively. The 2005 amount represents the excess of the carrying cost over the fair value of ABC Family preferred stock held by us at December 31, 2005. The 2004 amount includes $12,429,000 representing the excess of the carrying cost over the fair value of the Telewest shares held by us at December 31, 2004.

Gains (losses) on extinguishment of debt

We recognized a gain (loss) on extinguishment of debt of ($33,700,000) and $27,977,000 during 2005 and 2004, respectively. The 2005 loss includes (i) a $21,066,000 write-off of unamortized deferred financing costs in connection with the December 2005 refinancing of the J:COM Credit Facility, and (ii) a $11,980,000 write-off of deferred financing costs in connection with the March 2005 refinancing of the UPC Broadband Holding Bank Facility. The 2004 gain includes a $31,916,000 gain recognized in connection with the first quarter 2004 consummation of the plan of reorganization of UPC Polska, Inc., an indirect subsidiary of UGC.

Gains on disposition of non-operating assets, net

We recognized gains on disposition of non-operating assets, net, of $115,169,000 and $43,714,000 during 2005 and 2004, respectively. The 2005 amount includes (i) a $89,069,000 gain in connection with the November 2005 disposition of our 19% ownership interest in SBS, (ii) a $62,678,000 loss resulting primarily from the realization of cumulative foreign currency losses in connection with the April 2005 disposition of our investment in TyC, (iii) a $40,527,000 gain recognized in connection with the February 2005 sale of our Subscription Right to purchase newly-issued Cablevisión shares in connection with its debt restructuring, (iv) a $28,186,000 gain on the January 2005 sale of UGC's investment in EWT, and (v) a $17,261,000 gain on the June 2005 sale of our investment in The Wireless Group plc. The 2004 amount includes (i) a $37,174,000 gain on the sale of News Corp. Class A common stock, (ii) a $25,256,000 gain in connection with our April 2004 contribution of certain equity interests to Jupiter TV, (iii) a $16,407,000 net loss on the disposition of 18,417,883 Telewest shares, (iv) a $10,000,000 loss on the sale of Sky Multi-Country, and (v) a $6,878,000 gain associated with the redemption of our investment in certain bonds.

Income tax benefit (expense)

We recognized income tax benefit (expense) of ($29,849,000) and $13,800,000 during 2005 and 2004, respectively. The tax expense for 2005 differs from the expected tax expense of $17,778,000 (based on the U.S. federal 35% income tax rate) due primarily to (i) the impact of certain permanent differences between the financial and tax accounting treatment of interest and other items associated with intercompany loans, investments in subsidiaries, and other items that resulted in nondeductible expenses or tax-exempt income in the tax jurisdiction, (ii) the reduction of deferred tax assets in The Netherlands due to an enacted tax law change, (iii) an increase due to the impact of differences in the statutory and local tax rate in certain jurisdictions in which we operate, and (iv) the tax effect of state and foreign taxes for our operations, including a net increase in deferred tax expense recorded for the increase in the estimated blended state tax rate used to compute our net U.S. deferred tax liabilities due to inclusion of UGC in the U.S. consolidated tax return. The items mentioned above are offset by (i) the realization of taxable foreign currency gains and losses in certain jurisdictions not recognized for financial reporting purposes, (ii) losses recognized on dispositions of consolidated investments for which no deferred taxes were historically provided, and (iii) a net decrease in our valuation allowance established against deferred tax assets, including a tax benefit of ¥7,539 million ($68,655,000 at the average rate for the period) recognized in 2005 associated with the release of valuation allowances by J:COM, that is largely offset by the establishment of valuation allowances in other jurisdictions against currently arising deferred tax assets. The tax expense for 2004 differs from the expected tax benefit of $66,932,000 (based on the U.S. federal 35% income tax rate) primarily due to the reduction of UGC's deferred tax assets as a result of tax rate reductions in The Netherlands, France, the Czech Republic, and Austria. For additional information, see note 12 to our consolidated financial statements.

Years ended December 31, 2004 and 2003

As noted above, the comparability of our 2004 and 2003 operating results were significantly affected by the January 1, 2004 consolidation of UGC. For more detailed explanations of the changes in our revenue, operating expenses and SG&A expenses, see the *Discussion and Analysis of Reportable Segments* that appears above. Unless otherwise indicated below, the significant increases in our revenue and expenses during 2004, as compared to 2003, are attributable to the consolidation of UGC.

Stock-based compensation charges

We incurred stock-based compensation expense of $142,676,000 and $4,088,000 during 2004 and 2003, respectively. The 2004 amount, which includes $116,661,000 of compensation expense related to stock incentive awards issued by UGC, was primarily a function of higher UGC and LMI stock prices, changes from fixed-plan to variable-plan accounting and additional vesting of stock incentive awards. As a result of adjustments to certain terms of the former UGC and LMI stock incentive awards that were outstanding at the time of their respective rights offerings in February 2004 and July 2004, most of the UGC and LMI stock incentive awards outstanding at December 31, 2004 were accounted for as variable-plan awards. A $50,409,000 first quarter 2004 charge was recorded by UGC to reflect a change from fixed-plan accounting to variable-plan accounting in connection with UGC's February 2004 rights offering.

Interest and dividend income

Interest and dividend income increased $40,620,000 during 2004, as compared to 2003. The increase includes $23,823,000 that is attributable to the January 1, 2004 consolidation of UGC. The remaining increase is primarily attributable to dividend income on the ABC Family preferred stock, a 99.9% interest in which was contributed by Liberty Media to our company in connection with the spin off.

Share of earnings of affiliates, net

Our share of earnings of affiliates increased $24,971,000 during 2004, as compared to 2003. Such increase primarily is attributable to increases in our share of the net earnings of J:COM and, to a lesser extent, Jupiter TV. Such increases were partially offset by write-downs of our investments in Torneos y Competencias S.A. and another entity that distributes programming in Latin America to reflect other-than-temporary declines in the fair values of these investments. The increase in J:COM's net earnings is primarily attributable to revenue growth due to increases in the subscribers to J:COM's telephony, Internet and video services. For additional discussion of J:COM's operating results, see *Discussion and Analysis of Reportable Segments* above. During 2003, we did not recognize our share of UGC's losses as our investment in UGC previously had been reduced to zero and we had no commitment to make additional investments in UGC. For additional information, see note 6 to our consolidated financial statements.

Realized and unrealized gains (losses) on derivative instruments, net

The details of our realized and unrealized gains (losses) on derivative instruments are as follows:

	Year Ended December 31,	
	2004	2003
	amounts in thousands	
Cross-currency and interest rate exchange contracts	$(64,097)	$ —
Embedded derivatives	23,032	—
Total return debt swaps	2,384	37,804
Call and put contracts	1,713	—
Foreign exchange contracts	196	(22,626)
Other	997	(2,416)
Total	$(35,775)	$ 12,762

For additional information concerning our derivative instruments, see note 8 to our consolidated financial statements.

Foreign currency transaction gains (losses), net

The details of our foreign currency transaction gains (losses) are as follows:

	Year Ended December 31,	
	2004	2003
	amounts in thousands	
Repayment of yen denominated shareholder loans	$ 56,061	$ —
Euro denominated debt issued by UGC	(51,903)	—
Intercompany notes denominated in a currency other than the entities' functional currency	46,206	—
U.S. dollar debt issued by our European subsidiaries	35,684	—
Euro denominated cash held by UGC	26,192	—
Yen denominated cash held by LGI subsidiary	7,408	—
Other	(2,134)	5,412
Total	$117,514	$5,412

Income tax benefit (expense)

We recognized income tax benefit (expense) of $13,800,000 and ($27,975,000) during 2004 and 2003, respectively. The 2004 tax benefit differs from the expected tax benefit of $66,932,000 (based on the U.S. federal 35% income tax rate) due primarily to (i) the realization of taxable foreign currency gains in certain jurisdictions not recognized for financial reporting purposes, (ii) the impact of certain permanent differences between the financial and tax accounting treatment of interest and other items associated with cross jurisdictional intercompany loans and investments; (iii) a net increase in UGC's valuation allowance associated with reserves established against currently arising tax loss carryforwards that were only partially offset by the release of valuation allowances in other jurisdictions, and (iv) the reduction of UGC's deferred tax assets as a result of tax rate reductions in The Netherlands, France, the Czech Republic, and Austria. Certain of the released valuation allowances were related to deferred tax assets that were recorded in purchase accounting and accordingly, such valuation allowances were reversed against goodwill. The items mentioned above were partially offset by (i) the recognition of tax losses or deferred tax assets for the sale of investments or subsidiaries, as well as certain permanent differences between financial and tax accounting treatment of other items associated with investments in subsidiaries, (ii) a deferred tax benefit that we recorded during the third quarter of 2004 to reflect a reduction in the estimated blended state tax rate used to compute our net deferred tax liabilities; such reduction represents a change in estimate that resulted from our re-evaluation of this rate upon our becoming a separate tax paying entity in connection with the spin off, and (iii) the reversal of a deferred tax liability originally recorded for a gain on extinguishment of debt in a 2002 merger transaction as a result of the emergence of Old UGC from bankruptcy in November 2004. The difference between the actual tax expense and the expected tax expense of $17,111,000 (based on the U.S. Federal 35% income tax rate) during 2003 is primarily attributable to foreign, state and local taxes. For additional details, see note 12 to our consolidated financial statements.

Liquidity and Capital Resources

Sources and Uses of Cash

Although our consolidated operating subsidiaries have generated cash from operating activities and have borrowed funds under their respective bank facilities, we generally do not expect to access the resources of our operating subsidiaries or business affiliates. Moreover, the terms of the instruments governing the indebtedness of certain of our subsidiaries, including UPC Broadband Holding and Cablecom Luxembourg, restrict our ability to access the assets of these subsidiaries. In light of these factors, we and each of our operating subsidiaries perform separate assessments of our respective liquidity needs. Accordingly, we discuss separately below our corporate level and our subsidiary level current and future liquidity.

Corporate Liquidity

The details of the U.S. dollar equivalent balances of our consolidated cash and cash equivalents at December 31, 2005 are set forth in the following table (amounts in thousands):

Cash and cash equivalents held by:	
LGI and its non-operating subsidiaries	$ 660,763
Europe Broadband:	
UPC Holding	14,556
UPC Broadband Holding and its unrestricted subsidiaries	48,154
Cablecom Luxembourg and its unrestricted subsidiaries	85,479
J:COM	299,140
VTR	41,263
Other operating subsidiaries	52,845
Total cash and cash equivalents	$1,202,200

The cash and cash equivalent balances of $660,763,000 held by LGI and its non-operating subsidiaries represented available liquidity at the corporate level at December 31, 2005. Our remaining unrestricted cash and cash equivalents of $541,437,000 at December 31, 2005 were held by our operating subsidiaries as set forth in the table above. As noted above, we generally do not anticipate that any of the cash held by our operating subsidiaries will be made available to us to satisfy our corporate liquidity requirements. As described in greater detail below, our current sources of corporate liquidity include (i) our cash and cash equivalents, (ii) our ability to monetize certain investments, and (iii) interest and dividend income received on our cash and cash equivalents and investments. From time to time, we may also receive distributions or loan repayments from our subsidiaries or affiliates and proceeds upon the disposition of investments and other assets or upon the exercise of stock options.

The primary uses of cash held by LGI and its non-operating subsidiaries have historically been investments in affiliates and acquisitions of consolidated businesses. We intend to continue expanding our portfolio of international broadband and programming assets. Accordingly, our future cash needs are expected to include funding for acquisitions of consolidated business, additional investments in and loans to existing affiliates, funding new investment opportunities, and funding our corporate general and administrative expenses and interest payments on the UGC Convertible Notes.

UGC has issued €500.0 million ($591.6 million) principal amount of 1¾% euro-denominated UGC Convertible Notes due April 15, 2024. Interest is payable semi-annually on April 15 and October 15 of each year. For additional information, see note 10 to our consolidated financial statements.

On June 20, 2005, we announced the authorization of a stock repurchase program. Under the program, we may acquire from time to time up to $200 million in LGI Series A common stock and LGI Series C common stock. Through December 31, 2005, we have repurchased 2,048,231 and 1,455,859 shares of LGI Series A common stock and LGI Series C common stock, respectively, for aggregate cash consideration of $78,893,000. Subsequent to December 31, 2005, we repurchased 2,698,558 and 1,504,311 additional shares of LGI Series A common stock and Series C common stock, respectively, for aggregate cash consideration of $89,357,000. In addition, on March 8, 2006, our Board of Directors approved a new stock repurchase program under which we may acquire an additional $250 million in LGI Series A common stock and LGI Series C common stock. These stock repurchase programs may be effected through open market transactions and/or privately negotiated transactions, which may include derivative transactions. The timing of the repurchase of shares pursuant to the program will depend on a variety of factors, including market conditions. These programs may be suspended or discontinued at any time. For information concerning certain call agreements that we have entered into in connection with our stock repurchase activities, see *Quantitative and Qualitative Disclosures about Market Risk* below.

In connection with the closing of the LGI Combination, we issued 65,694,765 shares of each of LGI Series A common stock and LGI Series C common stock (including 2,067,786 of each series of stock that were issued to subsidiaries of UGC) and paid cash consideration of $703,535,000 (including direct acquisition costs of $9,018,000) to acquire the shares of UGC common stock that we did not already own. For additional information concerning the LGI Combination, see note 5 to our consolidated financial statements.

In August 2005, we entered into a prepaid forward sale transaction with respect to 5,500,000 shares of News Corp. Class A common stock. In consideration for entering into the forward contract, we received approximately $75 million. For additional information, see note 10 to our consolidated financial statements.

We believe that our current sources of liquidity are sufficient to meet our known liquidity and capital needs through 2006. However, in the event that a major investment or acquisition opportunity were to arise, we expect that we would be required to seek additional capital in order to consummate any such transaction.

As noted above, we began consolidating Super Media/J:COM effective January 1, 2005. The consolidation of Super Media/J:COM did not have a material impact on our liquidity or capital resources as both our company and J:COM have continued to separately assess and finance our respective liquidity needs. See separate discussion of the liquidity and capital resources of J:COM below.

Subsidiary Liquidity

Europe Broadband (UPC Holding and LG Switzerland). As detailed in the table above, UPC Holding, LG Switzerland and their consolidated subsidiaries held aggregate cash balances of $148,189,000 at December 31, 2005. In addition to its cash and cash equivalents, Europe Broadband's sources of liquidity include borrowing availability under its existing credit facilities and its operating cash flow.

At December 31, 2005, Europe Broadband's debt included debt of UPC Broadband Holding, UPC Holding, LG Switzerland and Cablecom Luxembourg. The debt of UPC Broadband Holding includes outstanding euro denominated borrowings under four Facilities of the UPC Broadband Holding Bank Facility aggregating $2,277,837,000 in equivalent U.S. dollars and U.S. dollar denominated borrowings under two Facilities aggregating $1,775,000,000. Two additional euro denominated Facilities (Facility A and Facility I) under the UPC Broadband Holding Bank Facility can be used to finance additional permitted acquisitions and for general corporate purposes, subject to covenant compliance. Based on the December 31, 2005 covenant compliance calculations, the aggregate amount that was available for borrowing under these Facilities was approximately €229 million ($271 million), subject to the completion of UPC Holding's fourth quarter bank reporting requirements. On January 24, 2006, a portion of the proceeds from the sale of UPC Norway of approximately €175 million ($214 million at the transaction date) were applied toward the prepayment of Facility I. The amount repaid may be reborrowed subject to covenant compliance.

On July 29, 2005, UPC Holding issued €500 million ($607 million at the borrowing date) principal amount of 7.75% Senior Notes.

On October 24, 2005, LG Switzerland completed the purchase of all of the issued share capital of Cablecom, the parent company of a Swiss cable operator, for a cash purchase price before direct acquisition costs of CHF2.826 billion ($2.212 billion at the transaction date). The Cablecom Acquisition was funded through a combination of (i) a €550 million ($667 million at the borrowing date), 9.5 year split-coupon floating rate PIK Loan entered into by LG Switzerland, (ii) a new offering of €300 million ($363 million at the borrowing date) principal amount of 8.625% Senior Notes due 2014 by UPC Holding, a sister corporation of LG Switzerland and (iii) available cash on hand. At the acquisition date, Cablecom reported outstanding debt of CHF1.7 billion ($1.4 billion at the transaction date), including CHF1.278 billion ($998 million at the transaction date) principal amount of the Cablecom Luxembourg Senior Notes.

On December 5, 2005, Cablecom Luxembourg and Cablecom GmbH entered into the Cablecom Luxembourg Bank Facility with certain banks and financial institution lenders. The Cablecom Luxembourg Bank Facility provides the terms and conditions upon which (i) the lenders have made available to Cablecom Luxembourg two term loans (Facility A and Facility B) in an aggregate principle amount not to exceed CHF1.330 billion ($1.011 billion) and (ii) the revolving lenders under Cablecom GmbH's Existing Revolving Credit Facility have agreed to make available to Cablecom GmbH and certain of its subsidiaries a revolving credit facility in an aggregate principal amount not to exceed CHF150 million ($114 million) in replacement of the Existing Revolving Facility. Borrowing availability under the revolving credit facility is subject to covenant compliance. As discussed below, Facility A was partly drawn in December 2005 and both Facility A and Facility B were fully drawn subsequent to December 31, 2005.

In connection with the Cablecom Acquisition, under the terms of the Indentures for the Cablecom Luxembourg Senior Notes, Cablecom Luxembourg was required to effect the Change of Control Offer for the Cablecom Luxembourg Senior Notes at 101% of their respective principal amounts. Pursuant to the Change of Control Offer, Cablecom Luxembourg on December 8, 2005 used CHF268,711,000 of proceeds from the Facility A term loan under the Cablecom Luxembourg Bank Facility to (i) purchase CHF132,983,000 ($101,719,000 at the transaction date) of the Cablecom Luxembourg Series A CHF Notes, (ii) purchase €42,817,000 ($50,456,000 at the transaction date) of the Cablecom Luxembourg Series A Euro Notes, (iii) purchase €39,984,000 ($47,118,000 at the transaction date) of the Cablecom Luxembourg Series B Euro Notes, and (iv) fund the costs and expenses of the Change of Control Offer. All of the purchase amounts set forth above include principal, call premium and accrued interest.

On January 20, 2006, Cablecom Luxembourg used the remaining availability under the Facility A and Facility B term loans to fund the Redemption of all the Cablecom Luxembourg Floating Rate Notes that were not tendered in the Change of Control Offer.

For additional information concerning the debt of Europe Broadband, see note 10 to our consolidated financial statements.

On October 14, 2005, we completed the acquisition of Astral, a broadband telecommunications operator in Romania for a cash purchase price of $407,074,000, before direct acquisition costs.

On May 9, 2005, we announced that our indirect subsidiary UPC Ireland had signed a sale and purchase agreement to acquire MS Irish Cable subject to regulatory approval. MS Irish Cable acquired NTL Ireland from the NTL Group on May 9, 2005 with funds provided by a loan from UPC Ireland. As we were responsible for all losses to be incurred by MSDW Equity in connection with its acquisition, ownership and ultimate disposition of MS Irish Cable, we were required to consolidate MS Irish Cable and its subsidiaries, including NTL Ireland, upon the closing of MS Irish Cable's acquisition of NTL Ireland. On December 12, 2005, following the receipt of regulatory approval, UPC Ireland completed its acquisition of MS Irish Cable. The total purchase consideration for this acquisition was €349,437,000 ($448,796,000 at May 9, 2005), including direct acquisition costs of €16,025,000 ($20,582,000 at the transaction date). For additional information, see note 5 to our consolidated financial statements.

In April 2005, a subsidiary of UPC Broadband Holding exercised the call right acquired in connection with the July 2004 Noos acquisition and purchased the remaining 19.9% minority interest in UPC Broadband France that it did not already own for €90,105,000 ($115,950,000 at the transaction date) in cash.

On February 10, 2005, we acquired 100% of the shares in Telemach, a broadband communications provider in Slovenia, for €70,985,000 ($91,370,000 at the transaction date) in cash.

On January 19, 2006, we completed the sale of 100% of UPC Norway, to an unrelated third party for cash proceeds of approximately €448 million ($542 million on January 19, 2006). For additional information, see note 5 to our consolidated financial statements.

For information concerning Europe Broadband's capital expenditure requirements, see the discussion under *Consolidated Cash Flow Statements* below.

We believe that Europe Broadband's current sources of liquidity are sufficient to meet its known liquidity and capital needs through 2006. However, to the extent that we plan to grow Europe Broadband's business through acquisitions, we expect that Europe Broadband will need additional sources of financing, most likely to come in the form of debt financing and/or corporate cash.

J:COM. At December 31, 2005, J:COM held cash and cash equivalents of $299,140,000 that were denominated in Japanese yen. In addition to its cash and cash equivalents, J:COM's sources of liquidity include borrowing availability under its existing credit facilities and its operating cash flow.

On December 15, 2005, J:COM executed a ¥155 billion ($1.314 billion) credit facility agreement with a syndicate of banks led by The Bank of Tokyo-Mitsubishi, Ltd., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation (the J:COM Credit Facility). Borrowings may be made under the J:COM Credit Facility on a senior, unsecured basis pursuant to three facilities: a ¥30 billion ($254 million) five-year revolving credit loan (the Revolving Loan); a ¥85 billion ($721 million) five-year amortizing term loan (the Tranche A Term Loan); and a ¥40 billion ($339 million) seven-year amortizing term loan (the Tranche B Term Loan). On December 21, 2005, the proceeds of the term loans were used, together with available cash, to repay in full outstanding loans totaling ¥128 billion ($1.1 billion at the transaction date) under J:COM's then existing credit facilities. Borrowings under the revolving loan may be used by J:COM for general corporate purposes.

At December 31, 2005, J:COM's debt includes Japanese yen denominated borrowings pursuant to the J:COM Credit Facility aggregating approximately ¥125 billion ($1,059,771,000), capital lease obligations aggregating ¥38.5 billion ($326,603,000), and other borrowings aggregating approximately ¥21.603 billion ($183,158,000). At December 31, 2005, J:COM had ¥30 billion ($254,345,000) of borrowing availability pursuant to the J:COM Credit Facility. For additional information concerning J:COM's debt, see note 10 to our consolidated financial statements.

On September 30, 2005, J:COM paid cash of ¥9,200 million ($81,022,000 at the transaction date) and assumed debt and capital lease obligations of ¥5,480 million ($48,261,000 at the transaction date) to purchase 100% of the outstanding shares of J:COM Setamachi. J:COM immediately repaid ¥3,490 million ($30,735,000 at the transaction date) of the assumed debt. J:COM Setamachi is a broadband communications provider in Japan.

On March 23, 2005, J:COM received net proceeds of ¥82,043 million ($774,283,000 at March 23, 2005) in connection with an IPO of its common shares, and on April 20, 2005, J:COM received additional net proceeds of ¥8,445 million ($79,117,000 at April 20, 2005) in connection with the sale of additional common shares upon the April 15, 2005 exercise of the underwriters' over-allotment option. J:COM used a portion of the net proceeds received in March 2005 to repay ¥50 billion ($472 million at March 23, 2005) of certain outstanding bank borrowings.

On February 25, 2005, J:COM completed a transaction with Sumitomo, Microsoft and our company whereby J:COM paid aggregate cash consideration of ¥4,420 million ($41,932,000 at the transaction date) to acquire each entities' respective interests in Chofu Cable, a Japanese broadband communications provider, and to acquire from Microsoft equity interests in certain telecommunications companies. Our share of the consideration was ¥972 million ($9,221,000 at the transaction date). As a result of this transaction, J:COM acquired an approximate 92% equity interest in Chofu Cable.

For information concerning J:COM's capital expenditure requirements, see the discussion under *Consolidated Cash Flow Statements* below.

Management of J:COM believes that J:COM's current sources of liquidity are sufficient to meet its known liquidity and capital needs through 2006. However, to the extent that J:COM management plans to grow J:COM's business through acquisitions, J:COM management believes that J:COM may need additional sources of financing, most likely to come in the form of debt or equity financing or a combination of both.

VTR. At December 31, 2005, VTR held cash and cash equivalents of $41,263,000 in equivalent U.S. dollars. In addition to its cash and cash equivalents, VTR's primary source of liquidity is its operating cash flow.

VTR has a Chilean peso-denominated seven-year amortizing term senior secured credit facility (as amended) totaling CLP175.502 billion ($341,437,000). In July 2005, VTR borrowed CLP14.724 billion ($25,456,000 as of the transaction date) under the VTR Bank Facility to fund the repayment of an existing obligation to CTC. On September 9, 2005, the VTR Bank Facility was amended to improve the maturity and other terms of the existing facility. On September 20, 2005, VTR completed the syndication of the amended VTR Bank Facility, raising proceeds of CLP70.674 billion ($132,262,000 as of September 20, 2005). These proceeds were used to repay a total of $119,578,000 in shareholder loans and accrued interest owed to our subsidiaries and $10,415,000 to repay a loan and accrued interest owed to CCI. For additional information, see note 10 to our consolidated financial statements.

On April 13, 2005, VTR completed its previously announced combination with Metrópolis, a Chilean broadband communications company. Prior to the combination, LMI owned a 50% interest in Metrópolis, with the remaining 50% interest owned by CCC. As consideration for CCC's interest in Metrópolis, (i) VTR issued 11,438,360 shares of its common stock to CCC, representing 20% of the outstanding economic and voting shares of VTR subsequent to the transaction, (ii) VTR assumed certain indebtedness owed by Metrópolis to CCI in the amount of CLP6.067 billion ($10,533,000), and (iii) UGC granted CCC the right to put its 20% interest in VTR to UGC at fair value, subject to a minimum purchase price of $140 million, which put is exercisable beginning on April 13, 2006 and expires on April 13, 2015. The acquisition of CCC's interest in Metrópolis included the assumption of $25,773,000 in debt payable to CTC and CLP30.335 billion ($51,773,000 at April 13, 2005) of bank debt. The bank debt was repaid in April 2005 and the debt to CTC was repaid in July 2005 using proceeds from the VTR Bank Facility. The final regulatory approval for the combination, which was obtained in March 2005, imposed certain conditions on the combined entity. The most significant of these conditions require that the combined entity (i) re-sell broadband capacity to third party Internet service providers on a wholesale basis; (ii) activate two-way capacity on 2.0 million homes passed within five years from the consummation date of the combination; and (iii) for three years after the consummation date of the combination, limit basic tier price increases to the rate of inflation plus a programming cost escalator.

For information concerning VTR's capital expenditure requirements, see the discussion under *Consolidated Cash Flow Statements* below.

We believe that VTR's existing sources of liquidity are sufficient to meet its known liquidity and capital needs through 2006. However, if VTR were to make a significant acquisition, we believe that VTR may need additional sources of financing, most likely in the form of debt or equity financing or a combination of both.

Other Subsidiaries.

Certain of our consolidated businesses other than Europe Broadband, J:COM and VTR completed transactions that affected our liquidity during 2005.

On December 14, 2005 we paid net cash consideration of A$204,909,000 ($154,952,000 at the transaction date) to increase our indirect ownership of Austar from a 36.7% non-controlling ownership interest to a 55.2% controlling interest. As a result of this transaction, we began consolidating Austar. Prior to obtaining a controlling interest in Austar, UGC used the equity method to account for its indirect investment in Austar. For additional information, see note 5 to our consolidated financial statements.

On November 23, 2005, Plator Holdings, an indirect subsidiary of chellomedia, paid cash consideration of $62,812,000 to acquire the 50% interest that it did not already own in certain businesses that provide thematic television channels in Spain and Portugal, which we refer to as IPS. Plator Holdings financed the purchase price with new bank borrowings. Following the transaction, Plator Holdings indirectly holds its interests in IPS through its 100% ownership interests in Nidlo B.V., Iberian Programming Services C.V. and Multicanal Iberia SL. Prior to this transaction, we used the equity method to account for our investment in IPS.

On November 8, 2005, we received cash consideration of €276,432,000 ($325,554,000 at the transaction date) in connection with the disposition of our 19% ownership interest in SBS. In addition, we completed a number of less significant dispositions during 2005. For additional information, see note 5 to our consolidated financial statements.

In connection with the October 14, 2005 Telenet IPO, (i) one of our indirect subsidiaries, chellomedia Investments, purchased 7,722,918 of Telenet's ordinary shares on October 14, 2005 for an aggregate cash purchase price of €160,221,000 ($193,667,000 at the transaction date) and (ii) €72,962,000 ($88,181,000 at the transaction date) of the mandatorily redeemable securities previously issued by the Investcos to third parties were redeemed. For additional information, see note 6 to our consolidated financial statements.

In January 2005, chellomedia acquired the Class A shares of Zone Vision. The consideration for the transaction consisted of (i) $50,000,000 in cash, before considering direct acquisition costs of $2,154,000, and (ii) 351,110 shares of LGI Series A common stock and 351,110 shares of LGI Series C common stock valued at $14,973,000. As part of the transaction, chellomedia contributed to Zone Vision its 49% interest in Reality TV Ltd. and chellomedia's Club channel business. Zone Vision is a programming company focused on the ownership, management and distribution of pay television channels. The Zone Vision shares purchased by chellomedia represent an 87.5% interest in Zone Vision on a fully diluted basis.

Consolidated Cash Flow Statements

Our cash flows are subject to significant variations based on foreign currency exchange rates. See related discussion under *Quantitative and Qualitative Disclosures about Market Risk* below. See also our *Discussion and Analysis of Reportable Segments* above.

Due to the fact that we began consolidating Super Media/J:COM on January 1, 2005 and UGC on January 1, 2004, our cash flows for 2005 and 2004 are not comparable to the respective prior year cash flows. Accordingly, the following discussion focuses separately on our cash flows for 2005 and 2004.

2005 Consolidated Cash Flow Statement. During 2005, we used net cash provided by our operating activities of $1,576,102,000 net cash provided by financing activities of $2,191,842,000 and $1,326,915,000 of our existing cash and cash equivalent balances (excluding a $160,152,000 decrease due to changes in foreign exchange rates) to fund net cash used in our investing activities of $4,934,707,000.

The net cash used by our investing activities during 2005 includes cash paid in connection with the LGI Combination of $703,535,000, cash paid for acquisitions of $3,584,442,000, capital expenditures of $1,194,993,000, net proceeds received upon dispositions of $464,501,000, and the net effect of other less significant sources and uses of cash. For additional information concerning our 2005 acquisitions, see note 5 to our consolidated financial statements.

Europe Broadband and VTR accounted for $585,514,000 and $98,576,000, respectively of our consolidated capital expenditures during 2005, and $330,028,000 and $41,685,000, respectively, during 2004. Excluding FX, we expect the 2006 capital expenditures of Europe Broadband and VTR to significantly exceed the comparable 2005 amounts due primarily to: (i) the effects of acquisitions, (ii) initiatives such as our plan to invest more aggressively in digital television in The Netherlands and our efforts to continue the growth of our VoIP telephony services in Europe and Chile; (iii) increased costs for customer premise equipment as we expect our operating segments in Europe and Chile to add more customers in 2006 than in 2005; (iv) increased expenditures for new build and upgrade projects to expand services and improve our competitive position, and to meet increased traffic and certain franchise commitments; and (iv) other factors such as information technology upgrades and expenditures for general support systems. The expected increase in capital expenditures from 2005 to 2006 is largely in line with the expected increase in revenue as a result of acquisitions and RGU growth. In this regard, we expect that the 2006 capital expenditures of Europe Broadband and VTR, as a percentage of local currency revenue, will fall within a range of 25% to 27% and 28% to 30%, respectively. In future periods, we expect Europe Broadband and VTR to continue to focus on increasing the penetration of services in their existing upgraded footprint and efficiently deploying capital aimed at services that result in positive net cash flows.

J:COM accounted for $354,705,000 of our consolidated capital expenditures during 2005. J:COM uses capital lease arrangements to finance a significant portion of its capital expenditures. From a financial reporting perspective, capital expenditures that are financed by capital lease arrangements are treated as non-cash activities and accordingly are not included in the capital expenditure amounts presented in our consolidated statements of cash flows. Including $145,115,000 of expenditures that were financed under capital lease arrangements, J:COM's capital expenditures aggregated $499,820,000 during 2005. The majority of J:COM's capital expenditures during 2005 was associated with RGU growth and the related purchase and installation of customer premise equipment. J:COM management expects this trend to continue in 2006 as RGU growth is again expected to account for the majority of J:COM's capital expenditure requirements in 2006. The impact of recent acquisitions is also expected to result in higher capital expenditures for J:COM in 2006, as compared to 2005. Due to these factors, J:COM management currently expects that, excluding FX, J:COM's aggregate 2006 capital expenditures (whether financed with cash or capital lease arrangements) will exceed the 2005 amount and fall within a range of 30% to 32% of J:COM's 2006 revenue.

The actual amount of the 2006 capital expenditures of Europe Broadband, VTR and J:COM may vary from the expected amounts disclosed above for a variety of reasons, including changes in (i) the competitive or regulatory environment, (i) business plans, (iii) current or expected future operating results and (iv) the availability of capital. Accordingly, no assurance can be given that actual capital expenditures will not vary from the expected amounts disclosed above.

During 2005, the cash provided by our financing activities was $2,191,842,000. Such amount includes net proceeds received on a consolidated basis from the issuance of stock by subsidiaries of $873,554,000 (including $853,400,000 of proceeds received by J:COM in connection with its IPO) and net borrowings of debt and capital lease obligations of $1,555,251,000.

2004 Consolidated Cash Flow Statement. During 2004, we used net cash provided by our financing activities of $2,232,578,000 and net cash provided by operating activities of $743,308,000 to fund an increase in our cash and cash equivalent balances of $2,516,362,000 (excluding a $66,756,000 increase due to changes in foreign exchange rates) and net cash used in our investing activities of $526,280,000.

During 2004, the net cash used by our investing activities was $526,280,000. Such amount includes net cash paid for acquisitions of $509,696,000, capital expenditures of $487,617,000, investments in and loans to affiliates and others of $256,959,000 and other less significant uses of cash. For additional information concerning our acquisitions during 2004, see note 5 to our consolidated financial statements. UGC accounted for $480,133,000 of our consolidated capital expenditures during 2004.

The above-described uses of our cash for investing activities were partially offset by proceeds received upon repayment of principal amounts loaned to affiliates of $535,074,000 and proceeds received upon dispositions of investments of $315,792,000 and other less significant sources of cash. The proceeds received upon repayment of affiliate loans primarily represent the third and fourth quarter repayment of yen-denominated loans to J:COM and another affiliate. The proceeds received upon dispositions of investments relate primarily to the sale of our Telewest and News Corp. securities.

During 2004, the cash provided by our financing activities was $2,232,578,000. Such amount includes net proceeds of $735,661,000 from the LMI Rights Offering, contributions from Liberty Media of $704,250,000, net proceeds received on a consolidated basis from the issuance of stock by subsidiaries of $488,437,000, and net borrowings of debt of $444,027,000.

Off Balance Sheet Arrangements and Aggregate Contractual Obligations

Off Balance Sheet Arrangements

At December 31, 2005, J:COM guaranteed ¥11,074 million ($93,887,000) of the debt of certain of its affiliates. The debt maturities range from 2007 to 2017.

In the ordinary course of business, we have provided indemnifications to (i) purchasers of certain of our assets, (ii) our lenders, (iii) our vendors, and (iv) other parties. In addition, we have provided performance and/or financial guarantees to local municipalities, our customers and vendors. Historically, these arrangements have not resulted in our company making any material payments and we do not believe that they will result in material payments in the future.

Our equity method investment in Mediatti is owned by our consolidated subsidiary, Liberty Japan MC. Olympus, another shareholder of Mediatti, has a put right that is first exercisable during July 2008 to require Liberty Japan MC to purchase all of its Mediatti shares at the then fair value. If Olympus exercises such right, the two minority shareholders who are party to the shareholders agreement may also require Liberty Japan MC to purchase their Mediatti shares at the then fair value. If Olympus does not exercise such right, Liberty Japan MC has a call right that is first exercisable during July 2009 to require Olympus and the minority shareholders to sell their Mediatti shares to Liberty Japan MC at the then fair value. If both the Olympus put right and the Liberty Japan MC call right expire without being exercised during the first exercise period, either may thereafter exercise its put or call right, as applicable, until October 2010.

Pursuant to the agreement with CPE governing Belgian Cable Investors, CPE has the right to require BCH to purchase all of CPE's interest in Belgian Cable Investors for the then appraised fair value of such interest during the first 30 days of every six-month period beginning in December 2007. BCH has the corresponding right to require CPE to sell all of its interest in Belgian Cable Investors to BCH for appraised fair value during the first 30 days of every six-month period following December 2009. For additional information, see note 6 to our consolidated financial statements.

As further described in note 5 to our consolidated financial statements, Zone Vision's Class B1 shareholders have the right, subject to vesting, to put 60% and 100% of their Class B1 shares to chellomedia on January 7, 2008 and January 7, 2010, respectively. chellomedia has a corresponding call right.

In connection with the April 13, 2005 combination of VTR and Metrópolis, CCC acquired an option to require UGC to purchase CCC's equity interest in VTR at fair value, subject to a $140 million floor price. This option is exercisable by CCC beginning on April 13, 2006 and expires on April 13, 2015. We have reflected the $7,997,000 fair value of this put obligation at December 31, 2005 in other current liabilities in our consolidated balance sheet. For additional information, see note 6 to our consolidated financial statements.

Commitments and Contingencies

For a description of our contingent liabilities related to certain legal proceedings, see note 20 to our consolidated financial statements.

We operate in numerous countries around the world and accordingly we are subject to, and pay annual income taxes under, the various income tax regimes in the countries in which we operate. The tax rules and regulations in many countries are highly complex and subject to interpretation. In the normal course of business, we may be subject to a review of our income tax filings by various taxing authorities. In connection with such reviews, disputes could arise with the taxing authorities over the interpretation or application of certain income tax rules related to our business in that tax jurisdiction. Such disputes may result in future tax and interest assessments by these taxing authorities. We have recorded an estimated liability in our consolidated tax provision for any such amount that we do not have a probable position of sustaining upon review of the taxing authorities. We adjust our estimates periodically because of ongoing examinations by and settlements with the various taxing authorities, as well as changes in tax laws, regulations, interpretations, and precedent. We believe that adequate accruals have been made for contingencies related to income taxes, and have classified these in long-term liabilities based upon our estimate of when the ultimate resolution of the contingent liability will occur. The ultimate resolution of the contingent liability will take place upon the earlier of (i) the settlement date with the applicable taxing authorities or (ii) the date when the tax authorities are statutorily prohibited from adjusting the company's tax computations. Any difference between the amount accrued and the ultimate settlement amount, if any, will be released to income or recorded as a reduction of goodwill depending upon whether the liability was initially recorded in purchase accounting.

Video distribution, Internet, telephony and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country, although in some significant respects regulation in European markets is harmonized under the regulatory structure of the European Union. Adverse regulatory developments could subject our businesses to a number of risks. Regulation could limit growth, revenue and the number and types of services offered. In addition, regulation may restrict our operations and subject them to further competitive pressure, including pricing restrictions, interconnect and other access obligations, and restrictions or controls on content, including content provided by third parties. Failure to comply with current or future regulation could expose our businesses to various penalties.

In addition to the foregoing items, we have contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In our opinion, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to our consolidated financial statements.

Contractual Commitments

As of December 31, 2005, the U.S. dollar equivalent (based on December 31, 2005 exchange rates) of our consolidated contractual commitments, classified by their currency denomination, are as follows:

	Payments due during year ended December 31,						
	2006	2007	2008	2009	2010	Thereafter	Total
	amounts in thousands						
Debt (excluding interest)	$175,804	$320,190	$313,063	$350,149	$2,545,153	$6,006,210	$ 9,710,569
Capital leases (excluding interest)	94,143	76,585	64,238	54,313	45,015	54,485	388,779
Operating leases	122,419	107,990	80,456	60,935	49,876	163,538	585,214
Programming, satellite and other purchase obligations	252,575	78,553	39,438	18,740	9,441	60,008	458,755
Other commitments	143,111	16,164	6,485	4,563	4,447	10,129	184,899
Total	$788,052	$599,482	$503,680	$488,700	$2,653,932	$6,294,370	$11,328,216
Projected cash interest payments on debt and capital lease obligations*	$657,090	$596,393	$555,502	$544,269	$ 431,243	$ 963,492	$ 3,747,989

* Based on interest rates and contractual maturities in effect as of December 31, 2005.

Programming commitments consist of obligations associated with certain of our programming contracts that are enforceable and legally binding on us in that we have agreed to pay minimum fees, regardless of the actual number of subscribers to the programming services or whether we terminate cable service to a portion of our subscribers or dispose of a portion of our cable systems. Satellite commitments consist of obligations associated with satellite services provided to our company. Other purchase obligations include commitments to purchase customer premise equipment that are enforceable and legally binding on us.

Other commitments consist of commitments to rebuild or upgrade cable systems and to extend the cable network to new developments, and perform network maintenance, and other fixed minimum contractual commitments associated with our agreements with franchise or municipal authorities. The amount and timing of the payments included in the table with respect to our rebuild, upgrade and network extension commitments are estimated based on the remaining capital required to bring the cable distribution system into compliance with the requirements of the applicable franchise agreement specifications.

In addition to the commitments set forth in the table above, we have commitments under agreements with programming vendors, franchise authorities and municipalities, and other third parties pursuant to which we expect to make payments in future periods. Such amounts are not included in the above table because they are not fixed or determinable due to various factors.

Critical Accounting Policies, Judgments and Estimates

The preparation of these financial statements required us to make estimates and assumptions that affected the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from those estimates under different assumptions or conditions. Critical accounting policies are defined as those policies that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe our judgments and related estimates associated with the carrying value of our long-lived assets, the valuation of our acquisition related assets and liabilities, the carrying value of our investments, capitalization of our construction and installation costs, our income tax accounting and our accounting for derivative instruments to be critical in the preparation of our consolidated financial statements. These accounting estimates or assumptions are critical because of the levels of judgment necessary to account for matters that are inherently uncertain or susceptible to change.

Carrying Value of Long-lived Assets

The aggregate carrying value of our property and equipment, intangible assets and goodwill (collectively, long-lived assets) that were held for use comprised 81% and 55% of our total assets at December 31, 2005 and 2004, respectively. Pursuant to SFAS 142 and SFAS 144, we are required to assess the recoverability of our long-lived assets.

SFAS 144 requires that we periodically review the carrying amounts of our property and equipment and our intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. We generally measure fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Pursuant to SFAS 142, we evaluate the goodwill, franchise rights and other indefinite-lived intangible assets for impairment at least annually on October 1 and whenever other facts and circumstances indicate that the carrying amounts of goodwill and indefinite-lived intangible assets may not be recoverable. For purposes of the goodwill evaluation, we compare the fair value of each of our reporting units to their respective carrying amounts. If the carrying value of a reporting unit were to exceed its fair value, we would then compare the implied fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. Any excess of the carrying value over the fair value for franchise rights is charged to operations as an impairment loss.

Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates.

In 2005, 2004 and 2003, we recorded impairments of our long-lived assets aggregating $8,320,000, $69,353,000 and nil, respectively. For additional information, see note 9 to our consolidated financial statements.

Fair Value of Acquisition Related Assets and Liabilities

We allocate the purchase price of acquired companies or acquisitions of minority interests of a subsidiary to the identifiable assets acquired and liabilities assumed based on their estimated fair values. In determining fair value, we are required to make estimates and assumptions that affect the recorded amounts. Third party valuation specialists generally are engaged to assist in the valuation of certain of these assets and liabilities. Estimates used in valuing acquired assets and liabilities include, but are not limited to, expected future cash flows, market comparables and appropriate discount rates, remaining useful lives of long-lived assets, replacement costs of property and equipment, fair values of debt, and the amounts to be recovered in future periods from acquired net operating losses and other deferred tax assets. Our estimates in this area impact the amount of depreciation and amortization, impairment charges, interest expense and income tax expense or benefit that we report in the periods following the acquisition date. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain.

Carrying Value of Investments

The aggregate carrying value of our available-for-sale, cost and equity method investments comprised 6% and 20% of our total assets at December 31, 2005 and 2004, respectively. We account for these investments pursuant to SFAS 115, SFAS 142 and APB 18. These accounting principles require us to periodically evaluate our investments to determine if a decline in fair value below the cost basis is other-than-temporary. If a decline in fair value is deemed to be other-than-temporary, the cost basis of the security is written down to fair value. Writedowns for cost investments and available-for-sale securities are included in the consolidated statements of operations as other-than-temporary declines in fair values of investments. Writedowns for equity method investments are included in share of earnings (losses) of affiliates.

The primary factors we consider in our determination are the length of time that the fair value of the investment is below our company's carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other-than-temporary, the cost basis of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, we use our best estimates and assumptions to arrive at the estimated fair value of such investment. Our assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from our estimates and judgments.

Our evaluation of the fair value of our investments and any resulting impairment charges are determined as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other-than-temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment.

In 2005, 2004 and 2003, we recorded other-than-temporary declines in the fair values of our (i) cost and available-for-sale investments aggregating $3,403,000, $18,542,000 and $6,884,000, respectively, and (ii) equity method investments aggregating $29,187,000, $25,973,000 and $12,616,000, respectively. For additional information, see note 6 to our consolidated financial statements.

Capitalization of Construction and Installation Costs

In accordance with SFAS 51, *Financial Reporting by Cable Television Companies,* we capitalize costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop, and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. Significant judgment is involved in the determination of the nature and amount of internal costs to be capitalized with respect to construction and installation activities.

Income Tax Accounting

We are required to estimate the amount of tax payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. This process requires our management to make assessments regarding the timing and probability of the ultimate tax impact of such items. Net deferred tax assets are reduced by a valuation allowance if we believe it more-likely-than-not such net deferred tax assets will not be realized. Establishing a tax valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. At December 31, 2005, the aggregate valuation allowance provided against deferred tax assets was $2,766,270,000. Actual income taxes could vary from these estimates due to future changes in income tax law or interpretations thereof in the jurisdictions in which we operate, our inability to generate sufficient future taxable income, differences between estimated and actual results, or unpredicted results from the final determination of each year's liability by taxing authorities. Any of such factors could have a material effect on our current and deferred tax position as reported in our consolidated financial statements. A high degree of judgment is required to assess the impact of possible future outcomes on our current and deferred tax positions. For additional information, see note 12 to our consolidated financial statements.

Derivative Instruments

As further described in note 8 to our consolidated financial statements, we have entered into various derivative instruments, including interest rate and foreign currency derivative instruments. In addition, we have entered into other contracts, such as the UGC Convertible Notes, that contain embedded derivative financial instruments. All derivatives are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. With the exception of J:COM's interest rate swaps in 2005, none of the derivative instruments that were in effect during the three years ended December 31, 2005 were designated as hedges.

We use a binomial model to estimate the fair value of the derivative instrument embedded in the UGC Convertible Notes and certain call options that we hold with respect to Telenet ordinary shares. We also use the Black-Scholes option-pricing model to estimate the fair value of certain other derivative instruments that we hold. These models incorporate a number of variables in determining such fair values, including expected volatility of the underlying security, an appropriate discount rate and the U.S. dollar to euro exchange rate. Volatility rates are based on the expected volatility of the underlying security over the term of the derivative instrument, and are adjusted quarterly. U.S. dollar to euro exchange rates are based on published indices, and are adjusted quarterly. Considerable management judgment is required in estimating these variables. Actual results upon settlement of our derivative instruments may differ materially from these estimates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the normal course of our business operations due to our investments in various foreign countries and ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in foreign currency exchange rates, interest rates and stock prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

Cash and Investments

We invest our cash in liquid instruments that meet high credit quality standards and generally have maturities at the date of purchase of less than three months. We are exposed to exchange rate risk with respect to certain of our cash balances that are denominated in Japanese yen, euros, and, to a lesser degree, other currencies. At December 31, 2005, we and J:COM held cash balances of $11,015,000 and $299,140,000, respectively, that were denominated in Japanese yen and we held cash balances of $362,790,000 that were denominated in euros. These Japanese yen and euro cash balances are available to be used for future acquisitions and other liquidity requirements that may be denominated in such currencies.

We are also exposed to market price fluctuations related to our investments in equity securities. At December 31, 2005, the aggregate fair value of our equity method and available-for-sale investments that was subject to price risk was approximately $96 million.

Foreign Currency Risk

We are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar (our functional currency) against the currencies of our operating subsidiaries and affiliates. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of one of our operating subsidiaries or affiliates will cause the parent company to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. In addition, we and our operating subsidiaries and affiliates are exposed to foreign currency risk to the extent that we enter into transactions denominated in currencies other than our respective functional currencies, such as investments in debt and equity securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) that are denominated in a currency other than their own functional currency. Changes in exchange rates with respect to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions. In addition, we are exposed to foreign exchange rate fluctuations related to our operating subsidiaries' monetary assets and liabilities and the financial results of foreign subsidiaries and affiliates when their respective financial statements are translated into U.S. dollars for inclusion in our consolidated financial statements. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of equity. As a result of foreign currency risk, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. The primary exposure to foreign currency risk for our company is to the euro and Japanese yen as 40% and 32% of our U.S. dollar revenue during 2005 was derived from subsidiaries whose functional currency is the euro and Japanese yen, respectively. In addition, we have significant exposure to changes in the exchange rates for the Swiss franc, Chilean peso, the Hungarian forint and other local currencies in Europe.

Several of our subsidiaries have outstanding foreign currency forward contracts. A currency forward is an agreement to exchange cash flows denominated in different currencies at a specified future date (the maturity date) and at a specified exchange rate (the forward exchange rate) agreed on the trade date. Changes in the fair value of these contracts are recorded in realized and unrealized gains (losses) on derivative instruments in our consolidated statements of operations. The following table summarizes our outstanding foreign currency forward contracts at December 31, 2005:

	Amounts converted			
	Local currency		Foreign currency	Maturity dates
	amounts in thousands			
UPC Broadband Holding	NOK	876,280	€109,320	January 2006
J:COM	¥	1,033,000	$ 8,882	February — May 2006
VTR	CLP	16,408,905	$ 30,000	January — December 2006
LG Switzerland	CHF	925,133	€606,446	April 2007
Austar	AUD	62,987	$ 46,150	January 2006 — December 2007

The relationship between the euro, Japanese yen, Chilean peso, Swiss franc and the Hungarian forint and the U.S. dollar, which is our reporting currency, is shown below, per one U.S. dollar:

Spot rates:	December 31, 2005	December 31, 2004	December 31, 2003
Euro	0.8451	0.7333	0.7933
Swiss Franc	1.3153	1.1319	1.238
Japanese yen	117.95	102.41	107.37
Chilean peso	514.01	559.19	593.80
Hungarian forint	213.52	180.59	209.38

	Year ended December 31,		
Average rates:	2005	2004	2003
Euro	0.8043	0.8059	0.8806
Swiss Franc	1.2924	1.240	1.3452
Japanese yen	109.81	107.44	116.06
Chilean peso	558.42	609.22	686.04
Hungarian forint	199.49	202.84	228.73

Inflation and Foreign Investment Risk

Certain of our operating companies operate in countries where the rate of inflation is higher than that in the United States. While our affiliated companies attempt to increase their subscription rates to offset increases in operating costs, there is no assurance that they will be able to do so. Therefore, operating costs may rise faster than associated revenue, resulting in a material negative impact on reported earnings. We are also impacted by inflationary increases in salaries, wages, benefits and other administrative costs, the effects of which to date have not been material. Our foreign operating companies are all directly affected by their respective countries' government, economic, fiscal and monetary policies and other political factors.

Interest Rate Risks

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include fixed and floating rate investments and borrowings by our operating subsidiaries that are used to maintain liquidity and fund their respective business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. Our primary exposure to variable rate debt is through the EURIBOR-indexed and LIBOR-indexed debt of UPC Broadband Holding, Cablecom Luxembourg and LG Switzerland, the TIBOR-indexed debt of J:COM and the TAB-indexed debt of VTR. UPC Broadband Holding, Cablecom Luxembourg, LG Switzerland, J:COM, VTR and certain other of our subsidiaries have entered into various derivative transactions pursuant to their policies to manage exposure to movements in interest rates. We use interest rate exchange agreements to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. We also use interest rate cap agreements that lock in a maximum interest rate should variable rates rise, but which enable it to otherwise pay lower market rates. We manage the credit risks associated with our derivative financial instruments through the evaluation and monitoring of the creditworthiness of the counterparties. Although the counterparties may expose our company to losses in the event of nonperformance, we do not expect such losses, if any, to be significant.

Weighted Average Variable Interest Rate — At December 31, 2005, our variable rate indebtedness (exclusive of the effects of interest rate exchange agreements) aggregated approximately $7.6 billion, and the weighted-average interest rate (including margin) on such variable rate indebtedness was approximately 4.9% (5.7% exclusive of J:COM). Assuming no change in the amount outstanding, and without giving effect to any interest rate exchange agreements, a hypothetical 50 basis point increase (decrease) in our weighted average variable interest rate would increase (decrease) our annual consolidated interest expense and cash outflows by approximately $38 million.

Derivative Instruments

Cross-currency and Interest Rate Contracts

Through our subsidiaries, we have entered into various derivative instruments to manage interest rate and foreign currency exposure. With the exception of J:COM's interest rate swaps, which as discussed below, are accounted for as cash flow hedges, we do not apply hedge accounting to our derivative instruments. Accordingly, changes in the fair values of all other derivative instruments are recorded in realized and unrealized gains (losses) on derivative instruments in our consolidated statements of operations. The terms of significant outstanding contracts at December 31, 2005, were as follows:

Cross-currency and Interest Rate Swaps:

Maturity date	Principal amount due from counterparty	Notional amount due to counterparty	Interest rate (on principal amount) due from counterparty	Interest rate (on notional amount) due to counterparty
	amounts in thousands			
UPC Broadband Holding:				
December 2011(1) ..	$ 525,000	€ 393,500	LIBOR + 3.0%	EURIBOR + 3.10%
October 2012(2)	1,250,000	944,000	LIBOR + 2.5%	6.06%
	$1,775,000	€ 1,337,500		
Cablecom GmbH(3):				
April 2007	€ 193,333	CHF 299,792	9.74%	8.33%
April 2007	96,667	149,896	9.74%	8.41%
	€ 290,000	CHF 449,688		

(1) Swap contract effectively converts the indicated principal amount of UPC Broadband Holding's U.S. dollar-denominated LIBOR-indexed floating rate debt to Euro-denominated EURIBOR-indexed floating rate debt.

(2) Swap contract effectively converts the indicated principal amount of UPC Broadband Holding's U.S. dollar-denominated LIBOR-indexed floating rate debt to Euro-denominated fixed rate debt.

(3) Swap contract effectively converts the indicated principal amount of Cablecom Luxembourg's Euro-denominated fixed-rate debt to CHF-denominated fixed-rate debt.

Holding all other factors constant, (i) an instantaneous increase of 10% in the value of the U.S. dollar relative to the euro at December 31, 2005 would have increased the aggregate value of the UPC Broadband Holding cross-currency and interest rate exchange contracts by approximately €172 million ($204 million), (ii) an instantaneous decrease of 10% in the value of the U.S. dollar relative to the euro at December 31, 2005 would have decreased the aggregate value of the UPC Broadband Holding cross-currency and interest rate exchange contracts by approximately €146 million ($173 million), and (iii) an instantaneous increase (decrease) in the relevant base floating rate of 50 basis points (0.50%) at December 31, 2005 would have increased (decreased) the aggregate value of the UPC Broadband Holding cross-currency and interest rate swaps and caps by approximately €67 million ($79 million).

Holding all other factors constant, (i) an instantaneous increase (decrease) of 10% in the value of the euro relative to the Swiss franc at December 31, 2005 would have increased (decreased) the aggregate value of the Cablecom GmbH and Cablecom Luxembourg cross-currency and interest rate exchange contracts by approximately $37 million and (ii) an instantaneous increase (decrease) in the relevant base floating rate (excluding margin) of 50 basis points (0.50%) at December 31, 2005 would have increased (decreased) the aggregate value of the Cablecom GmbH cross-currency and interest rate swaps by approximately $27 million.

Interest Rate Swaps:

Maturity date	Notional amount		Variable interest rate due from counterparty	Fixed interest rate due to counterparty
	amounts in thousands			
UPC Broadband Holding(1):				
January 2006	€	525,000	EURIBOR	2.26%
January 2006		550,000	EURIBOR	2.33%
April 2010		1,000,000	EURIBOR	3.28%
September 2012		500,000	EURIBOR	2.96%
	€	2,575,000		
LG Switzerland(2)				
April 2007	€	560,072	EURIBOR	2.82%
Cablecom Luxembourg(3):				
December 2010	CHF	618,480	CHF LIBOR	2.19%
December 2012		711,520	CHF LIBOR	2.34%
	CHF	1,330,000		
Austar(4):				
December 2006	AUD	165,000	AUD LIBOR	5.67%
January 2009		115,800	AUD LIBOR	5.72%
	AUD	280,800		
Puerto Rico subsidiary(5):				
May 2007	$	31,875	LIBOR	3.75%
May 2009		31,875	LIBOR	3.98%
	$	63,750		
VTR(6):				
June 2012	CLP	140,401,800	TAB	7.01%
J:COM(7):				
June 30, 2009	¥	33,798,240	TIBOR	0.52%
December 30, 2009		5,500,000	TIBOR	0.55%
December 30, 2009		1,500,000	TIBOR	0.69%
December 30, 2009		3,000,000	TIBOR	0.70%
	¥	43,798,240		

(1) Each contract effectively fixes the EURIBOR on the indicated principal amount of UPC Broadband Holding's Euro-denominated debt.

(2) At December 31, 2005, this contact effectively fixed the EURIBOR rate on the indicated principal amount of LG Switzerland's Euro-denominated debt. The notional amount of this contract increases ratably through January 2007 to a maximum amount of €597,798,000 ($707,370,000) and remains at that level through the maturity date of the contract.

(3) Each contract effectively fixes the CHF LIBOR on the indicated principal amount of Cablecom Luxembourg's CHF-denominated debt.

(4) Each contract effectively fixes the AUD LIBOR on the indicated principal amount of Austar's AUD-denominated debt.

(5) Each contract effectively fixes the LIBOR on the indicated principal amount of the U.S. dollar-denominated debt of our Puerto Rico subsidiary.

(6) Contract effectively fixes the 90-day Chilean peso-denominated TAB on the indicated principal amount of VTR's CLP-denominated debt.

(7) These swap agreements effectively fix the TIBOR component of the variable interest rates on borrowings pursuant to J:COM's Credit Facility. For additional information, see note 10 in our consolidated financial statements. J:COM accounts for these derivative instruments as cash flow hedging instruments. Accordingly, the effective component of the change in the fair value of these instruments is reflected in other comprehensive earnings (loss), net.

Interest Rate Caps:

Each contract caps the EURIBOR rate on the indicated principal amount of UPC Broadband Holding's Euro-denominated debt, as detailed below:

Start date	Maturity date	Principal amount	Cap level
		amounts in thousands	
UPC Broadband Holding:			
January 2005	January 2006	€1,500,000	3.0%
July 2005	January 2006	€1,100,000	3.0%
January 2006	July 2006	€ 900,000	4.0%
January 2006	January 2007	€ 600,000	4.0%
July 2006	January 2007	€ 400,000	4.0%
January 2007	January 2008	€ 750,000	3.5%

UGC Convertible Notes

The UGC Convertible Notes are compound financial instruments that contain a foreign currency debt component and an equity component that is indexed to LGI Series A common stock, LGI Series C common stock and to currency exchange rates (euro to U.S. dollar). We account for the embedded equity derivative separately at fair value, with changes in fair value reported in our consolidated statement of operations. During 2005, we recognized an unrealized gain on the embedded equity derivative of $65,613,000. The fair value of the embedded equity derivative and the accreted value of the debt host contract are presented together in the caption long-term debt and capital lease obligations in our consolidated balance sheet, as follows:

	December 31, 2005	December 31, 2004
	amounts in thousands	
Debt host contract	$437,439	$462,164
Embedded equity derivative	128,032	193,645
	$565,471	$655,809

Holding all other factors constant, (i) an instantaneous increase of 10% in the fair value of the Euro relative to the U.S. dollar at December 31, 2005 would have decreased the fair value of the embedded equity derivative by approximately €35 million ($41 million), (ii) an instantaneous decrease of 10% in the fair value of the euro to the U.S. dollar at December 31, 2005 would have increased the fair value of the embedded equity derivative by approximately €32 million ($38 million), (iii) an instantaneous increase (decrease) in the risk free rate of 50 basis points (0.50%) at December 31, 2005 would have increased (decreased) the value of the embedded equity derivative by approximately €4 million ($5 million), and (iv) an instantaneous increase (decrease) of 10% in the combined per share market price of LGI Series A common stock and LGI Series C common stock at December 31, 2005 would have increased (decreased) the fair value of the embedded equity derivative by approximately €38 million ($45 million).

Prepaid Forward Sale Transaction — News Corp. Class A common stock

On August 2, 2005, we entered into a prepaid forward sale transaction with respect to 5,500,000 shares of News Corp. Class A common stock, which we account for as an available-for-sale investment. In consideration for entering into the forward contract, we received cash consideration of $75,045,000. The forward contract includes a debt host instrument and an embedded derivative. The embedded derivative has the combined economics of a put exercisable by LGI and a call exercisable by the counterparty. As the net fair value of the embedded derivative at the inception date was zero, the full $75,045,000 received at the inception date is associated with the debt host contract and such amount represents the present value of the amount to be paid upon the maturity of the forward contract. The forward contract is scheduled to mature on July 7, 2009, at which time we are required to deliver a variable number of shares of News Corp. Class A common stock to the counterparty not to exceed 5,500,000 shares (or the cash value thereof). If the per share price of News Corp. Class A common stock at the maturity of the forward contract is less than or equal to approximately $16.24, then we are required to deliver 5,500,000 shares to the counterparty or the cash value thereof. If the per share price at the maturity is greater than approximately $16.24, we are required to deliver less than 5,500,000 shares to the counterparty or the cash value of such lesser amount, with the number of such shares to be delivered or cash to be paid in this case depending on the extent that the share price exceeds approximately $16.24 on the maturity date. The delivery mechanics of the forward contract effectively permit us to participate in the price appreciation of the underlying shares up to an agreed upon price. We have pledged 5,500,000 shares of News Corp. Class A common stock to secure our obligations under the forward contract. We account for the embedded derivative separately at fair value with changes in fair value reported in our consolidated statements of operations. The fair value of the embedded derivative and the accreted value of the debt host instrument are presented together in the caption long-term debt and capital lease obligations in our consolidated balance sheet at December 31, 2005, as set forth below (amounts in thousands):

Debt host contract	$76,435
Embedded equity derivative	(3,498)
	$72,937

Other derivative instruments

In connection with the April 13, 2005 combination of VTR and Metrópolis, CCC acquired an option to require UGC to purchase CCC's equity interest in VTR at fair value, subject to a $140 million floor price. This option is exercisable by CCC beginning on April 13, 2006 and expires on April 13, 2015. For additional information, see note 5 to our consolidated financial statements.

In October 2005, we paid $11,807,000 to enter into a call option contract pursuant to which we contemporaneously (i) sold call options on 500,000 shares of LGI Series A common stock at an exercise price of $24.25 and (ii) purchased call options on an equivalent number of shares of LGI Series A common stock with an exercise price of zero. In connection with the November 2005 expiration of this agreement, we received a cash payment of $12,125,000.

In November 2005, we paid $11,969,000 to enter into a call option contract pursuant to which we contemporaneously (i) sold call options on 500,000 shares of LGI Series A common stock at an exercise price of $24.35 and (ii) purchased call options on an equivalent number of shares of LGI Series A common stock with an exercise price of zero. At the expiration of this contract in December 2005, we exercised our call options and acquired 500,000 shares of LGI Series A common stock.

Credit Risk

In addition to the risks described above, we are also exposed to the risk that our counterparties will default on their obligations to us under the above-described derivative instruments. Based on our assessment of the credit worthiness of the counterparties, we do not anticipate any such default.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Liberty Global, Inc. are filed under this Item, beginning on page II-55.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

In accordance with Exchange Act Rule 13a-15, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer, principal accounting officer, and principal financial officer (the Executives), of the effectiveness of our disclosure controls and procedures as of December 31, 2005. In designing and evaluating the disclosure controls and procedures, the Executives recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is necessarily required to apply judgment in evaluating the cost-benefit relationship of possible controls and objectives. Based on that evaluation, the Executives concluded that our disclosure controls and procedures are effective as of December 31, 2005, in timely making known to them material information relating to us and our consolidated subsidiaries required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934. We have investments in certain unconsolidated entities. As we do not control these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

Internal control over financial reporting

(a) *Management's Annual Report on Internal Control over Financial Reporting*

Management's annual report on internal control over financial reporting is included herein on page II-52

(b) *Attestation Report of the Independent Registered Public Accounting Firm*

The attestation report of KPMG LLP is included herein on page II-53

(c) *Changes in Internal Control over Financial Reporting*

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation described above that occurred during the fourth fiscal quarter covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OTHER INFORMATION

Not applicable.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2005, using the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our evaluation of internal control over financial reporting did not include the internal control of the following subsidiaries we acquired in 2005:

	Total assets included in our consolidated financial statements as of December 31, 2005	Total revenue included in our consolidated financial statements for the year ended December 31, 2005
	amounts in thousands	
LGI/Sumisho Super Media, LLC and Jupiter Telecommunications Co., Ltd.	$4,378,606	$1,662,105
Cablecom Holdings AG	$4,125,278	$ 122,078
MS Irish Cable B.V.	$ 485,092	$ 98,982
Astral Telecom SA	$ 460,413	$ 30,528
Austar United Communications Limited	$ 558,834	$ —
Telemach d.o.o	$ 102,117	$ 24,546
Zone Vision Networks Ltd.	$ 88,353	$ 58,904
Other	$ 101,256	$ 12,784

The aggregate amount of consolidated assets and revenues of these subsidiaries included in our consolidated financial statements as of and for the year ended December 31, 2005 was $10.3 billion and $2.0 billion, respectively. Based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Liberty Global, Inc.:

We have audited management's assessment, included in the accompanying Management's Report, that Liberty Global, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Liberty Global Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Liberty Global, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Liberty Global, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's evaluation of the effectiveness of Liberty Global Inc.'s internal control over financial reporting as of December 31, 2005 excluded the following business acquired in 2005:

	Total assets included in our consolidated financial statements as of December 31, 2005	Total revenue included in our consolidated financial statements for the year ended December 31, 2005
	amounts in thousands	
LGI/Sumisho Super Media, LLC and Jupiter Telecommunications Co., Ltd.	$4,378,606	$1,662,105
Cablecom Holdings AG	$4,125,278	$ 122,078
MS Irish Cable B.V.	$ 485,092	$ 98,982
Astral Telecom SA	$ 460,413	$ 30,528
Austar United Communications Limited	$ 558,834	$ —
Telemach d.o.o.	$ 102,117	$ 24,546
Zone Vision Networks Ltd.	$ 88,353	$ 58,904
Other	$ 101,256	$ 12,784

The aggregate amount of total assets and revenues of these subsidiaries included in the consolidated financial statements of Liberty Global, Inc. as of and for the year ended December 31, 2005 was $10.3 billion and $2.0 billion, respectively. Our audit of internal control over financial reporting of Liberty Global, Inc. also excluded an evaluation of the internal control over financial reporting of these subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Liberty Global, Inc. and subsidiaries as of December 31, 2005 and 2004, the related consolidated statements of operations, comprehensive earnings (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and the financial statement schedules I and II, and our report dated March 13, 2006 expressed an unqualified opinion on those consolidated financial statements and schedules.

KPMG LLP

Denver, Colorado
March 13, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Liberty Global, Inc:

We have audited the accompanying consolidated balance sheets of Liberty Global, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules I and II. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Global, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 22, the consolidated financial statements as of and for the year ended December 31, 2004 have been adjusted for the change in method of accounting for income taxes associated with convertible debt in 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Liberty Global, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Denver, Colorado
March 13, 2006

LIBERTY GLOBAL, INC.
(See note 1)

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004 as adjusted (note 22)
	amounts in thousands	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,202,200	$ 2,529,115
Trade receivables, net	534,243	203,890
Other receivables, net	112,537	165,631
Current assets of discontinued operations (note 5)	14,686	—
Other current assets	398,719	293,947
Total current assets	2,262,385	3,192,583
Investments in affiliates, accounted for using the equity method, and related receivables (note 6)	789,066	1,865,642
Other investments (note 7)	569,059	838,608
Property and equipment, net (note 9)	7,991,292	4,303,099
Goodwill (note 9)	9,020,071	2,667,279
Franchise rights and other intangible assets not subject to amortization (note 9)	218,002	230,674
Intangible assets subject to amortization, net (note 9)	1,601,806	382,599
Long-term assets of discontinued operations (note 5)	329,871	—
Other assets, net	596,977	221,879
Total assets	$23,378,529	$13,702,363

The accompanying notes are an integral part of these consolidated financial statements

LIBERTY GLOBAL, INC.
(See note 1)

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2005	December 31, 2004 as adjusted (note 22)
	amounts in thousands	
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 715,599	$ 363,549
Accrued liabilities and other	669,060	556,015
Deferred revenue and advance payments from subscribers and others (note 11)	595,982	353,069
Accrued interest	145,457	89,612
Current liabilities of discontinued operations (note 5)	35,266	—
Current portion of debt and capital lease obligations (note 10)	269,947	36,827
Total current liabilities	2,431,311	1,399,072
Long-term debt and capital lease obligations (note 10)	9,845,025	4,955,919
Deferred tax liabilities (note 12)	546,049	464,661
Long-term liabilities of discontinued operations (note 5)	9,599	—
Other long-term liabilities (note 11)	933,591	432,018
Total liabilities	13,765,575	7,251,670
Commitments and contingencies (note 20)		
Minority interests in subsidiaries	1,796,508	1,213,610
Stockholders' Equity:		
Series A common stock, $.01 par value. Authorized 500,000,000 shares; issued 232,334,708 and 168,514,962 shares at December 31, 2005 and 2004, respectively	2,323	1,685
Series B common stock, $.01 par value. Authorized 50,000,000 shares; issued and outstanding 7,323,570 and 7,264,300 shares at December 31, 2005 and 2004, respectively	73	73
Series C common stock, $.01 par value. Authorized 500,000,000 shares; 239,820,997 and 175,779,262 shares issued at December 31, 2005 and 2004, respectively (note 1)	2,398	1,758
Additional paid-in capital	9,992,236	6,999,877
Accumulated deficit	(1,732,527)	(1,652,430)
Accumulated other comprehensive earnings (loss), net of taxes (note 19)	(262,889)	14,010
Deferred compensation	(15,592)	—
Treasury stock, at cost (notes 5 and 13)	(169,576)	(127,890)
Total stockholders' equity	7,816,446	5,237,083
Total liabilities and stockholders' equity	$23,378,529	$13,702,363

The accompanying notes are an integral part of these consolidated financial statements

LIBERTY GLOBAL, INC.
(See note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2005	2004 as adjusted (note 22)	2003
	amounts in thousands, except per share amounts		
Revenue (note 21)	$5,151,332	$2,531,889	$108,390
Operating costs and expenses:			
Operating (other than depreciation) (note 15)	2,185,515	1,050,493	62,776
Selling, general and administrative (SG&A) (note 15)	1,194,972	639,609	27,867
Stock-based compensation charges — primarily SG&A (note 3)	59,231	142,676	4,088
Depreciation and amortization (note 9)	1,454,863	915,748	15,114
Impairment of long-lived assets (note 9)	8,320	69,353	—
Restructuring and other operating charges (credits) (note 17)	(2,753)	28,901	—
	4,900,148	2,846,780	109,845
Operating income (loss)	251,184	(314,891)	(1,455)
Other income (expense):			
Interest expense (note 15)	(433,467)	(286,321)	(2,178)
Interest and dividend income (note 15)	77,649	65,494	24,874
Share of earnings (losses) of affiliates, net (note 6)	(22,949)	38,710	13,739
Realized and unrealized gains (losses) on derivative instruments, net (note 8)	309,973	(35,775)	12,762
Foreign currency transaction gains (losses), net	(209,400)	117,514	5,412
Gain on exchange of investment securities (note 5)	—	178,818	—
Other-than-temporary declines in fair values of investments (note 7)	(3,403)	(18,542)	(6,884)
Gains (losses) on extinguishment of debt (note 10)	(33,700)	27,977	—
Gains (losses) on disposition of non-operating assets, net (note 6 and note 7)	115,169	43,714	(4,033)
Other income (expense), net	(263)	(7,931)	6,651
	(200,391)	123,658	50,343
Earnings (loss) before income taxes, minority interests and discontinued operations	50,793	(191,233)	48,888
Income tax benefit (expense)	(29,849)	13,800	(27,975)
Minority interests in losses (earnings) of subsidiaries	(104,535)	163,724	(24)
Earnings (loss) from continuing operations	(83,591)	(13,709)	20,889
Discontinued operations:			
Earnings (loss) from operations, net of tax expense of $565,000 and $2,874,000 in 2005 and 2004, respectively (note 5)	3,494	(7,772)	—
Net earnings (loss)	$ (80,097)	$ (21,481)	$ 20,889
Historical and pro forma earnings (loss) per common share, basic and diluted (note 3):			
Continuing operations	$ (0.20)	$ (0.04)	$ 0.07
Discontinued operations	0.01	(0.03)	—
	$ (0.19)	$ (0.07)	$ 0.07

The accompanying notes are an integral part of these consolidated financial statements

LIBERTY GLOBAL, INC.
(See note 1)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

	Year Ended December 31,		
	2005	2004	2003
		as adjusted (note 22)	
	amounts in thousands		
Net earnings (loss)	$ (80,097)	$ (21,481)	$ 20,889
Other comprehensive earnings (loss), net of taxes (note 19):			
Foreign currency translation adjustments	(298,879)	165,315	102,321
Reclassification adjustment for foreign currency translation losses (gains) included in net earnings (loss)	54,834	(36,174)	(27)
Unrealized gains (losses) on available-for-sale securities	19,556	(1,450)	111,594
Reclassification adjustment for net gains on available-for-sale securities included in net earnings (loss)	(56,488)	(120,842)	—
Unrealized gain on cash flow hedges	4,040	—	—
Reclassification adjustment for loss on cash flow hedge included in net earnings (loss)	835	—	—
Effect of change in estimated blended state income tax rate (note 12)	(797)	2,745	—
Other comprehensive earnings (loss)	(276,899)	9,594	213,888
Comprehensive earnings (loss)	$(356,996)	$ (11,887)	$234,777

The accompanying notes are an integral part of these consolidated financial statements

LIBERTY GLOBAL, INC.
(See note 1)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common stock Series A	Common stock Series B	Common stock Series C	Additional Paid-In Capital	Accumulated deficit	Accumulated other comprehensive earnings (loss), net of taxes	Treasury stock, at cost	Parent's investment	Total stockholders' equity
					as adjusted (note 22)				as adjusted (note 22)
	amounts in thousands								
Balance at January 1, 2003	$ —	$—	$ —	$ —	$(1,651,838)	$(260,454)	$ —	$ 4,621,185	$2,708,893
Net earnings	—	—	—	—	20,889	—	—	—	20,889
Other comprehensive earnings, net of tax (note 19)	—	—	—	—	—	213,888	—	—	213,888
Intercompany tax allocation (note 12)	—	—	—	—	—	—	—	(14,774)	(14,774)
Allocation of corporate overhead (note 15)	—	—	—	—	—	—	—	10,873	10,873
Net cash transfers from parent	—	—	—	—	—	—	—	478,799	478,799
Balance at December 31, 2003	—	—	—	—	(1,630,949)	(46,566)	—	5,096,083	3,418,568
Net loss	—	—	—	—	(21,481)	—	—	—	(21,481)
Other comprehensive earnings, net of tax (note 19)	—	—	—	—	—	9,594	—	—	9,594
Intercompany tax allocation (note 12)	—	—	—	—	—	—	—	6,133	6,133
Allocation of corporate overhead (note 15)	—	—	—	—	—	—	—	9,357	9,357
Issuance of Liberty Media Corporation common stock in acquisition (note 5)	—	—	—	—	—	—	—	152,122	152,122
Contribution of cash, investments and other net liabilities in connection with spin off (note 2)	—	—	—	—	—	50,982	—	304,578	355,560
Assumption by Liberty Media Corporation of obligation for stock appreciation rights in connection with spin off (note 2)	—	—	—	—	—	—	—	5,763	5,763
Adjustment due to issuance of stock by subsidiaries and affiliates and other changes in subsidiary equity, net of taxes (note 13)	—	—	—	6,049	—	—	—	1,025	7,074
Net cash transfers from parent	—	—	—	—	—	—	—	654,250	654,250
Change in capitalization in connection with spin off (note 2)	1,399	61	1,460	6,226,391	—	—	—	(6,229,311)	—
Common stock issued in rights offering (note 2)	283	12	295	735,071	—	—	—	—	735,661
Stock issued for stock option exercises (note 14)	3	—	3	11,984	—	—	—	—	11,990
Repurchase of common stock (note 13)	—	—	—	—	—	—	(127,890)	—	(127,890)
Stock-based compensation (note 3)	—	—	—	20,382	—	—	—	—	20,382
Balance at December 31, 2004	$1,685	$73	$1,758	$6,999,877	$(1,652,430)	$ 14,010	$(127,890)	$ —	$5,237,083

The accompanying notes are an integral part of these consolidated financial statements

LIBERTY GLOBAL, INC.
(See note 1)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY — (Continued)

	Common stock Series A	Common stock Series B	Common stock Series C	Additional Paid-In Capital	Accumulated deficit	Accumulated other comprehensive earnings (loss),	Deferred compensation	Treasury stock, at cost	Total stockholders' equity
					as adjusted (note 22)				as adjusted (note 22)
				amounts in thousands					
Balance at January 1, 2005	$1,685	$73	$1,758	$6,999,877	$(1,652,430)	$ 14,010	$ —	$(127,890)	$5,237,083
Net loss	—	—	—	—	(80,097)	—	—	—	(80,097)
Other comprehensive loss, net of tax (note 19)	—	—	—	—	—	(276,899)	—	—	(276,899)
Adjustment due to issuance of stock by J:COM (note 5)	—	—	—	120,672	—	—	—	—	120,672
Adjustment due to issuance of stock by Telenet (note 6)	—	—	—	38,371	—	—	—	—	38,371
Cancellation of treasury stock	(30)	—	(30)	(127,830)	—	—	—	127,890	—
Issuance of restricted stock	4	—	4	16,702	—	—	(16,710)	—	—
Shares issued in LGI Combination, net of issuance costs (note 5)	657	—	657	2,875,971	—	—	—	(90,594)	2,786,691
Minority interest in deficit of Austar at acquisition date (note 5)	—	—	—	(52,424)	—	—	—	—	(52,424)
Stock issued (acquired) in connection with equity incentive and 401(K) plans	7	—	9	28,356	—	—	—	(89)	28,283
Repurchase of common stock	—	—	—	—	—	—	—	(78,893)	(78,893)
Stock-based compensation, net of taxes (note 3)	—	—	—	5,798	—	—	1,118	—	6,916
Reclassification of SARs obligation (note 13)	—	—	—	50,264	—	—	—	—	50,264
Net cash received in connection with structured stock repurchase instruments (note 13)	—	—	—	613	—	—	—	—	613
Tax benefits allocated from Liberty Media Corporation pursuant to Tax Sharing Agreement (note 12)	—	—	—	26,671	—	—	—	—	26,671
Adjustments due to other changes in subsidiary equity, net of taxes	—	—	—	9,195	—	—	—	—	9,195
Balance at December 31, 2005	$2,323	$73	$2,398	$9,992,236	$(1,732,527)	$(262,889)	$(15,592)	$(169,576)	$7,816,446

The accompanying notes are an integral part of these consolidated financial statements

LIBERTY GLOBAL, INC.
(See note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	2004 as adjusted (note 22)	2003
	amounts in thousands		
Cash flows from operating activities:			
Net earnings (loss)	$ (80,097)	$ (21,481)	$ 20,889
Net loss (earnings) from discontinued operations	(3,494)	7,772	—
Net earnings (loss) from continuing operations	(83,591)	(13,709)	20,889
Adjustments to reconcile earnings (loss) from continuing operations to net cash provided by operating activities:			
Stock-based compensation expense	59,231	142,676	4,088
Depreciation and amortization	1,454,863	915,748	15,114
Impairment of long-lived assets	8,320	69,353	—
Restructuring and other charges (credits)	(2,753)	28,901	—
Amortization of deferred financing costs and non-cash interest	103,800	40,218	117
Share of losses (earnings) of affiliates, net	22,949	(38,710)	(13,739)
Realized and unrealized losses (gains) on derivative instruments, net	(309,973)	35,775	(12,762)
Foreign currency transaction losses (gains), net	209,400	(117,514)	(5,412)
Gain on exchange of investment securities	—	(178,818)	—
Other-than-temporary declines in fair values of investments	3,403	18,542	6,884
Losses (gains) on extinguishment of debt	33,700	(27,977)	—
Gains on disposition of investments, net	(115,169)	(43,714)	(3,759)
Deferred income tax expense (benefit)	(74,740)	(80,500)	42,278
Minority interests in earnings (losses) of subsidiaries	104,535	(163,724)	24
Non-cash recognition of deferred revenue	(30,298)	—	—
Non-cash charges (credits) from Liberty Media Corporation	—	15,490	(3,901)
Other non-cash items	4,152	—	(1,750)
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:			
Receivables and other operating assets	60,409	(61,426)	9,653
Payables and accruals	77,886	167,840	(1,728)
Net cash provided by operating activities of discontinued operations	49,978	34,857	—
Net cash provided by operating activities	1,576,102	743,308	55,996

The accompanying notes are an integral part of these consolidated financial statements

LIBERTY GLOBAL, INC.
(See note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,		
	2005	2004	2003
		as adjusted (note 22) amounts in thousands	
Cash flows from investing activities:			
Cash paid in connection with LGI Combination	(703,535)	—	—
Cash paid in connection with acquisitions, net of cash acquired	(3,584,442)	(509,696)	—
Cash paid for acquisition to be refunded by seller	—	(52,128)	—
Return of cash previously paid into escrow in connection with 2004 acquisition	56,883	—	—
Investments in and loans to affiliates and others	(133,749)	(256,959)	(494,193)
Proceeds received upon repayment of principal amounts loaned to affiliates	—	535,074	—
Proceeds received upon repayment of debt securities	—	115,592	—
Purchases of short-term liquid investments	(55,103)	(293,734)	—
Proceeds received from sale of short-term liquid investments	101,489	246,981	—
Capital expended for property and equipment	(1,194,993)	(487,617)	(22,869)
Net cash received (paid) to purchase or settle derivative instruments	82,414	(158,949)	19,580
Proceeds received upon dispositions of assets	464,501	315,792	8,230
Deposits received in connection with pending asset sales	—	80,264	—
Change in restricted cash	24,734	(27,335)	—
Other investing activities, net	29,343	(13,732)	(16,042)
Net cash used by investing activities of discontinued operations	(22,249)	(19,833)	—
Net cash used by investing activities	$(4,934,707)	$ (526,280)	$(505,294)
Cash flows from financing activities:			
Borrowings of debt	$ 6,968,835	$ 2,301,211	$ 41,700
Repayments of debt and capital lease obligations	(5,413,584)	(1,857,184)	(22,954)
Net proceeds received from rights offering	—	735,661	—
Proceeds from issuance of stock by subsidiaries	873,554	488,437	—
Change in cash collateral	(57,209)	41,700	(41,700)
Contributions from Liberty Media Corporation	—	704,250	478,799
Treasury stock purchase	(78,893)	(127,890)	—
Payment of deferred financing costs	(101,293)	(65,951)	—
Other financing activities, net	7,876	12,351	—
Net cash used by financing activities of discontinued operations	(7,444)	(7)	—
Net cash provided by financing activities	2,191,842	2,232,578	455,845
Effect of exchange rates on cash	(160,152)	66,756	614
Net increase (decrease) in cash and cash equivalents:			
Continuing operations	(1,347,200)	2,501,345	7,161
Discontinued operations	20,285	15,017	—
Net increase (decrease) in cash and cash equivalents	(1,326,915)	2,516,362	7,161
Cash and cash equivalents:			
Beginning of period	2,529,115	12,753	5,592
End of period	$ 1,202,200	$ 2,529,115	$ 12,753
Cash paid for interest	$ 286,656	$ 280,815	$ 932
Net cash paid for taxes	$ 35,565	$ 4,264	$ 4,651

The accompanying notes are an integral part of these consolidated financial statements

(1) Basis of Presentation

Liberty Global, Inc. (LGI) was formed on January 13, 2005, for the purpose of effecting the combination of Liberty Media International, Inc. (LMI) and UnitedGlobalCom, Inc. (UGC). LMI is the predecessor to LGI and was formed on March 16, 2004, in contemplation of the spin off of certain international cable television and programming subsidiaries and assets of Liberty Media Corporation (Liberty Media), including a majority interest in UGC, an international broadband communications provider. We refer to these assets and subsidiaries of Liberty Media prior to June 2004 collectively as LMC International. On June 7, 2004, Liberty Media distributed to its stockholders, on a pro rata basis, all of the outstanding shares of LMI's common stock, and LMI became an independent, publicly traded company. In the following text, the terms "we", "our", "our company", and "us" may refer, as the context requires, to LGI and its predecessors and subsidiaries.

On June 15, 2005, we completed certain mergers whereby LGI acquired all of the capital stock of UGC that LMI did not already own and LMI and UGC each became wholly owned subsidiaries of LGI (the LGI Combination). As LMI is the predecessor to LGI, the historical financial statements of LMI and its predecessor became the historical financial statements of LGI upon consummation of the LGI Combination. Unless the context otherwise indicates, we present pre-LGI Combination references to shares of LMI common stock or UGC common stock in terms of the number of shares of LGI common stock issued in exchange for such LMI or UGC shares in the LGI Combination.

On September 6, 2005, LGI effected a stock split in the form of a stock dividend (the Stock Dividend) of LGI Series C common stock to holders of record of LGI Series A and LGI Series B common stock as of 5:00 p.m., New York City time, on August 26, 2005, which was the record date for the Stock Dividend (the Record Date). In the Stock Dividend, holders received one share of LGI Series C common stock for each share of LGI Series A common stock, and one share of LGI Series C common stock for each share of LGI Series B common stock, held of record as of the Record Date. Unless otherwise indicated, all LGI share and per share amounts presented herein have been retroactively adjusted to give effect to the Stock Dividend, notwithstanding the fact that no shares of LGI Series C common stock were issued and outstanding prior to September 6, 2005.

LGI is an international broadband communications provider of video, voice and Internet access services, with consolidated broadband operations in 19 countries (excluding Norway) outside of the continental United States at December 31, 2005, primarily in Europe, Japan and Chile. Through our indirect wholly owned subsidiaries UPC Holding B.V. (UPC Holding) and Liberty Global Switzerland, Inc., formerly United ACM Holdings, Inc. (LG Switzerland), (collectively, Europe Broadband), we provide video, voice and Internet access services in 13 European countries. LG Switzerland holds our 100% ownership interest in Cablecom Holdings AG (Cablecom), a broadband communications operator in Switzerland. Through our indirect controlling ownership interest in Jupiter Telecommunications Co., Ltd. (J:COM), we provide video, voice and Internet access services in Japan. Through our indirect 80%-owned subsidiary VTR GlobalCom, S.A. (VTR), we provide video, voice and Internet access services in Chile. We also have (i) consolidated direct-to-home (DTH) satellite operations in Australia, (ii) consolidated broadband communications operations in Puerto Rico, Brazil and Peru, (iii) non-controlling interests in broadband communications companies in Europe and Japan, (iv) consolidated interests in certain programming businesses in Europe and Argentina, and (v) non-controlling interests in certain programming businesses in Europe, Japan, Australia and the Americas. Our consolidated programming interests in Europe are primarily held through chellomedia B.V. (chellomedia), which also provides telecommunications and interactive digital services and owns or manages investments in various businesses in Europe. Certain of chellomedia's subsidiaries and affiliates provide programming and other services to Europe Broadband.

On December 19, 2005 we reached an agreement to sell 100% of our Norwegian cable business, UPC Norge AS (UPC Norway). On January 19, 2006 we sold UPC Norway for cash proceeds of approximately €448 million ($542 million at the transaction date). We have presented UPC Norway as a discontinued operation in our consolidated financial statements. See note 5.

As further discussed in note 22, we have retrospectively adjusted our consolidated financial statements to apply the concepts set forth in Emerging Issues Task Force (EITF) Issue No. 05-08, *Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature* (EITF 05-08) to our income tax accounting for the UGC Convertible Notes (see note 10) that were issued in April 2004.

Unless otherwise indicated, convenience translations into U.S. dollars are calculated as of December 31, 2005.

(2) Spin Off Transaction and Rights Offering

Spin Off Transaction

On June 7, 2004 (the Spin Off Date), our common stock was distributed on a pro rata basis to Liberty Media's shareholders as a dividend in connection with a spin off transaction. In connection with the spin off, holders of Liberty Media common stock on June 1, 2004 (the Record Date) received in the aggregate 139,921,145 shares of LMI Series A common stock and 139,921,145 shares of LMI Series C common stock for their shares of Liberty Media Series A common stock owned on the Record Date and 6,053,173 shares of LMI Series B common stock and 6,053,173 shares of LMI Series C common stock for their shares of Liberty Media Series B common stock owned on the Record Date. The number of shares of LMI common stock distributed in the spin off was based on a ratio of .05 of a share of LMI common stock for each share of Liberty Media common stock. The spin off was intended to qualify as a tax-free spin off.

In addition to the contributed subsidiaries and net assets that comprised our company at the time of the spin off, Liberty Media also contributed certain other assets and liabilities to our company in connection with the spin off, as set forth in the following table (amounts in thousands):

Cash and cash equivalents	$ 50,000
Available-for-sale securities	561,130
Net deferred tax liability	(253,163)
Other net liabilities	(2,407)
	$ 355,560

The contributed available-for-sale securities included 5,000,000 American Depositary Shares (ADSs) for preferred limited voting ordinary shares of The News Corporation Limited (News Corp.) and a 99.9% economic interest in 345,000 shares of ABC Family Worldwide, Inc. (ABC Family) Series A preferred stock. Liberty Media also contributed a variable forward transaction with respect to the News Corp. ADSs. During the fourth quarter of 2004, the 5,000,000 News Corp. ADSs were converted into 10,000,000 shares of News Corp.'s Class A non-voting common stock (News Corp. Class A common stock) pursuant to News Corp.'s reincorporation from Australia to the United States. All of the following references to News Corp. shares herein give effect to such conversion. For financial reporting purposes, the contribution of the cash, available-for-sale securities, related deferred tax liability and other net liabilities is deemed to have occurred on June 1, 2004.

All of the net assets contributed to our company by Liberty Media in connection with the spin off have been recorded at Liberty Media's historical cost.

As a result of the spin off, we operate independently from Liberty Media, and neither we nor Liberty Media have any stock ownership, beneficial or otherwise, in the other. In connection with the spin off, we and Liberty Media entered into certain agreements in order to govern certain of the ongoing relationships between Liberty Media and our company after the spin off and to provide for an orderly transition. These agreements include a Reorganization Agreement, a Facilities and Services Agreement and a Tax Sharing Agreement. In addition, Liberty Media and our company entered into a Short-Term Credit Facility that has since been terminated.

The Reorganization Agreement provides for, among other things, the principal corporate transactions required to effect the spin off, the issuance of LMI stock options upon adjustment of certain Liberty Media stock incentive awards and the allocation of responsibility for LMI and Liberty Media stock incentive awards, cross indemnities and other matters. Such cross indemnities are designed to make (i) our company responsible for all liabilities related to the businesses of our company prior to the spin off, as well as for all liabilities incurred by our company following the spin off, and (ii) Liberty Media responsible for all of our potential liabilities that are not related to our businesses, including, for example, liabilities arising as a result of our company having been a subsidiary of Liberty Media.

The Facilities and Services Agreement and the Short-Term Credit Facility, are described in note 15, and the Tax Sharing Agreement is described in note 12.

Rights Offering

On July 26, 2004, we commenced a rights offering (the LMI Rights Offering) whereby holders of record of LMI common stock on that date received 0.20 transferable subscription rights for each share of LMI common stock held. Each whole right to purchase LMI Series A common stock entitled the holder to purchase one share of LMI Series A common stock and one share of LMI Series C common stock at a combined subscription price of $25.00. Each whole right to purchase LMI Series B common stock entitled the holder to purchase one share of LMI Series B common stock and one share of LMI Series C common stock at a combined subscription price of $27.50. Each whole right entitled the holder to subscribe, at the same applicable subscription price pursuant to an oversubscription privilege, for additional shares of the applicable series of LMI common stock, subject to proration. The LMI Rights Offering expired in accordance with its terms on August 23, 2004. Pursuant to the terms of the LMI Rights Offering, we issued 28,245,000 shares of LMI Series A common stock, 1,211,157 shares of LMI Series B common stock and 29,456,157 shares of LMI Series C common stock in exchange for aggregate cash proceeds of $739,432,000, before deducting related offering costs of $3,771,000.

(3) Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, allowances for uncollectible accounts, deferred income taxes and related valuation allowances, loss contingencies, fair values of financial and derivative instruments, fair values of long-lived assets and any related impairments, capitalization of internal costs associated with construction and installation activities, useful lives of long-lived assets, actuarial liabilities associated with certain benefit plans and stock compensation. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and the accounts of all voting interest entities where we exercise a controlling financial interest through the ownership of a direct or indirect majority voting interest and variable interest entities for which our company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents and Restricted Cash

Cash equivalents consist of all investments that are readily convertible into cash and have maturities of three months or less at the time of acquisition.

Restricted cash includes cash held in escrow and cash held as collateral for lines of credit and other compensating balances. Cash restricted to a specific use is classified based on the expected timing of such disbursement. At December 31, 2005 and 2004, our restricted cash balances aggregated $86,287,000 and $43,640,000, respectively. The current portion of our restricted cash of $56,847,000 and $43,640,000, respectively is included in other current assets in our consolidated balance sheets.

Our significant non-cash investing and financing activities are disclosed in our statements of stockholders' equity and in notes 5, 6, 9 and 13.

Receivables

Receivables are reflected net of an allowance for doubtful accounts. Such allowance aggregated $73,641,000 and $61,390,000 at December 31, 2005 and 2004, respectively. The allowance for doubtful accounts is based upon our assessment of probable loss related to uncollectible accounts receivable. We use a number of factors in determining the allowance, including, among other things, collection trends, prevailing and anticipated economic conditions and specific customer credit risk. The allowance is maintained until either receipt of payment or collection of the account is no longer being pursued.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers and their dispersion across many different countries worldwide. We also manage this risk by disconnecting services to customers who are delinquent.

Investments

All debt and marketable equity securities held by our company that do not provide our company with the ability to exercise significant influence over the investee are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on securities that are classified as available-for-sale are carried net of taxes as a component of accumulated other comprehensive earnings (loss) in stockholders' equity. Realized gains and losses are determined on an average cost basis. Other investments in which our ownership interest is less than 20% and that are not considered marketable securities are carried at cost, subject to other-than-temporary impairment. Securities transactions are recorded on the trade date.

For those investments in affiliates in which we have the ability to exercise significant influence, the equity method of accounting is used. Generally, we exercise significant influence through a voting interest between 20% and 50% and/or board representation and management authority. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, limited to the extent of our investment in, and advances and commitments to, the investee. In situations where our investment in the common stock of an affiliate is reduced to zero as a result of the prior recognition of the affiliate's net losses, and we hold investments in other more senior securities of the affiliate, we continue to record losses from the affiliate to the extent of these additional investments. The amount of additional losses recorded would be determined based on changes in the hypothetical amount of proceeds that would be received by us if the affiliate were to experience a liquidation of its assets at their current book values. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), the portion of the difference between our investment and our share of the net assets of the investee that represents goodwill (equity method goodwill) is not amortized, but continues to be considered for impairment under Accounting Principles Board Opinion No. 18 (APB 18). Our share of net earnings or losses of affiliates also includes any other-than-temporary declines in fair value recognized during the period.

Changes in our proportionate share of the underlying equity of a subsidiary or equity method investee, including those which result from the issuance of additional equity securities by such subsidiary or equity investee, are recognized as increases or decreases to additional paid-in capital.

We continually review our investments to determine whether a decline in fair value below the cost basis is other-than-temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below our company's carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other-than-temporary, the cost basis of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, we use our best estimates and assumptions to arrive at the estimated fair value of such investment. Writedowns for cost investments and available-for-sale securities are included in the consolidated statements of operations as other-than-temporary declines in fair values of investments. Writedowns for equity method investments are included in share of earnings (losses) of affiliates.

We do not control the decision making process or business management practices of our equity affiliates. Accordingly, we rely on management of these entities to provide us with accurate financial information prepared in accordance with GAAP. We are not aware, however, of any errors in or possible misstatements of the financial information provided by these entities that would have a material effect on our consolidated financial statements. For information concerning these entities, see note 6.

Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, short-term liquid investments, receivables, trade and other receivables, other current assets, accounts payable, accrued liabilities, subscriber advance payments and deposits and other current liabilities approximate fair value, due to their short maturity. The fair values of equity securities are based upon quoted market prices, to the extent available, at the reporting date. See note 10 for information concerning the fair value of our debt instruments.

Derivative Instruments

As further described in note 8, we have entered into various derivative instrument contracts, including interest rate and foreign currency derivative instruments. In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings (loss). Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. With the exception of J:COM's interest rate swaps in 2005, none of the derivative instruments that were in effect during the three years ended December 31, 2005 were designated as hedges.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. In accordance with SFAS No. 51, *Financial Reporting by Cable Television Companies*, we capitalize costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop, and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. Interest capitalized with respect to construction activities was not material during 2005, 2004 and 2003.

Depreciation is computed using the straight-line method over estimated useful lives of 2 to 25 years for cable distribution systems, 20 to 40 years for buildings and 3 to 15 years for support equipment. The useful lives used to depreciate cable distribution systems are assessed periodically and are adjusted when warranted. The useful lives of systems that are undergoing a rebuild are adjusted such that property and equipment to be retired will be fully depreciated by the time the rebuild is completed.

Additions, replacements and improvements that extend the asset life are capitalized. Repairs and maintenance are charged to operations.

Pursuant to SFAS No. 143, *Accounting for Asset Retirement Obligations*, as interpreted by FASB Interpretation No. 47, we recognize a liability for asset retirement obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair values. In addition, we recognize asset retirement obligations that arise from the European Union Directive on Waste Electrical and Electronic Equipment (WEEE Directive) pursuant to FASB Staff Position No. 143-1. The WEEE Directive creates certain legal obligations to dispose of electrical and electronic equipment, which incorporates equipment used in our European operations. The majority of our obligation under the WEEE Directive is related to customer premise equipment.

Asset retirement obligations arise from rights of way that we obtain from local municipalities or other relevant authorities. Under certain circumstances, the authority can cause us to have to remove our network, such as if we discontinue using the equipment or the authority does not renew our access rights. We expect to maintain our rights of way for the foreseeable future as these rights are necessary to remain a going concern. In addition, the authorities have the incentive to indefinitely renew our rights of way and in our past experience, renewals have always been granted. We also have obligations in lease agreements to restore the property to its original condition or remove our property at the end of the lease term. Sufficient information is not available to estimate the fair value of our asset retirement obligations in certain of our lease arrangements. This is the case in long-term lease arrangements in which the underlying leased property is integral to our operations, there is not an acceptable alternative to the leased property and we have a clear ability to indefinitely renew the lease.

Accordingly, for both rights of way and certain lease agreements, the possibility is remote that we will incur significant removal costs in the foreseeable future, and as such we do not have sufficient information to make a reasonable estimate of fair value for these asset retirement obligations.

As of December 31, 2005, the fair value of our asset retirement obligations was $34,630,000.

Intangible Assets

Our primary intangible assets are goodwill, customer relationships, cable television franchise rights, and trade names. Goodwill represents the excess purchase price over the fair value of the identifiable net assets acquired in a business combination. Cable television franchise rights, customer relationships, and trade names were originally recorded at their fair values in connection with business combinations.

Pursuant to SFAS 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also provides that equity method goodwill is not amortized, but continues to be considered for impairment under APB 18. Pursuant to SFAS 142, intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144).

We do not amortize our franchise rights and certain trade name intangible assets as we have concluded that these assets are indefinite-lived assets. Our customer relationship intangible assets are amortized on a straight line basis over estimated useful lives ranging from 4 to 10 years.

Impairment of Long-Lived Assets

SFAS 144 requires that we periodically review the carrying amounts of our property and equipment and our intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. We generally measure fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Pursuant to SFAS 142, we evaluate the goodwill, franchise rights and other indefinite-lived intangible assets for impairment at least annually on October 1 and whenever other facts and circumstances indicate that the carrying amounts of goodwill and indefinite-lived intangible assets may not be recoverable. For purposes of the goodwill evaluation, we compare the fair value of each of our reporting units to their respective carrying amounts. If the carrying value of a reporting unit were to exceed its fair value, we would then compare the implied fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. Any excess of the carrying value over the fair value of indefinite-lived intangible assets is charged to operations as an impairment loss.

Income Taxes

Income taxes are accounted for under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if we believe it more-likely-than-not such net deferred tax assets will not be realized. Most of our valuation allowances at December 31, 2005 are related to deferred tax assets acquired in purchase method business combinations. Any future release of the valuation allowance against these deferred tax assets will result in a corresponding reduction of goodwill. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax liabilities related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration are not recognized until it becomes apparent that such amounts will reverse in the foreseeable future.

Defined benefit plans

Our indirect subsidiary, Cablecom, maintains various pension plans for its employees. Cablecom's plans represent a benefit for its employees and a cost to Cablecom. The plans are treated as defined benefit pension plans. In accordance with SFAS No. 87, *Employers' Accounting for Pensions,* certain assumptions and estimates must be made in order to determine the costs and future benefit that will be associated with these plans. These assumptions include the estimated long-term rate of return to be earned by plan assets, the estimated discount rate used to value the projected benefit obligations and estimated wage increases. We use a model portfolio of high quality bonds whose expected rate of return is estimated to match the plan's expected cash flows as a basis to determine the most appropriate discount rate. For the long-term rate of return, we use a model portfolio based on Cablecom's targeted asset allocation.

Foreign Currency Translation and Transactions

The functional currency of our company is the U.S. dollar. The functional currency of our foreign operations generally is the applicable local currency for each foreign subsidiary and equity method investee. Assets and liabilities of foreign subsidiaries (including intercompany balances for which settlement is not anticipated in the foreseeable future) and equity investees are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations and our company's share of the results of operations of our equity affiliates generally are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings (loss) in the consolidated statement of stockholders' equity. Cash flows from our operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. The effect of exchange rates on cash balances held in foreign currencies are reported as a separate line item below cash flows from financing activities.

Transactions denominated in currencies other than our or our subsidiaries' functional currencies are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the statements of operations as unrealized (based on the applicable period end translation) or realized upon settlement of the transactions.

Revenue Recognition

Cable Network Revenue. We recognize revenue from the provision of video, telephone and Internet access services over our cable network to customers in the period the related services are provided. Installation revenue (including reconnect fees) related to these services over our cable network is recognized as revenue in the period in which the installation occurs to the extent these fees are equal to or less than direct selling costs, which costs are expensed as incurred. To the extent installation revenue exceeds direct selling costs, the excess revenue is deferred and amortized over the average expected subscriber life. Costs related to reconnections and disconnections are recognized in the consolidated statement of operations as incurred.

Other Revenue. We recognize revenue from the provision of direct-to-home satellite services, or DTH, telephone and data services to customers outside of our cable network in the period the related services are provided. Installation revenue (including reconnect fees) related to these services outside of our cable network is deferred and amortized over the average expected subscriber life. Costs related to reconnections and disconnections are recognized in the statement of operations as incurred.

Promotional Discounts. For subscriber promotions, such as discounted or free services during an introductory period, revenue is recorded at the discounted monthly rate, if any, charged to the subscriber.

Subscriber Advance Payments and Deposits. Payments received in advance for distribution services are deferred and recognized as revenue when the associated services are provided. Deposits are recorded as a liability upon receipt and refunded to the subscriber upon disconnection.

Stock Based Compensation

Adjustments to Stock Awards

As a result of the LMI Rights Offering, the exercise price for LMI stock options outstanding at the time of the LMI Rights Offering was reduced by multiplying the exercise price by 94%, and the number of options outstanding was increased by dividing the number of the then outstanding LMI stock options by 94%.

In connection with the LGI Combination, (i) all then outstanding options to purchase LMI common stock and restricted stock under LGI's various incentive plans were converted, at a 1:1 ratio, into options to purchase LGI common stock and restricted LGI stock of the corresponding series, and (ii) all then outstanding options to purchase UGC common stock, restricted stock and stock appreciation rights (SARs) under UGC's various incentive plans were converted at a ratio of 0.2155 of a share of LGI Series A common stock and 0.2155 of a share of LGI Series C common stock for each share of UGC common stock, with a corresponding conversion adjustment to the exercise or base price.

In connection with the Stock Dividend, (i) each then outstanding stock option, share of restricted stock and SARs under LGI's various incentive plans (collectively referred to as stock awards) with respect to LGI Series A common stock was converted into one corresponding stock award with respect to LGI Series A common stock and one corresponding stock award with respect to LGI Series C common stock, (ii) each then outstanding stock award with respect to LGI Series B common stock was converted into one corresponding stock award with respect to LGI Series B common stock and one corresponding stock award with respect to LGI Series C common stock, and (iii) the exercise and base prices for the converted stock options and SARs were adjusted proportionately based on market price information for the LGI Series A common stock, LGI Series B common stock and LGI Series C common stock on September 7, 2005, the first day of regular way trading for the LGI Series C common stock. As a result of these adjustments, 51.37% and 48.63% of the exercise prices for the former options to purchase LGI Series A common stock were allocated to the exercise prices for the converted options to purchase LGI Series A common stock and LGI Series C common stock, respectively, and (ii) 52.401% and 47.599% of the exercise prices for the former options to purchase LGI Series B common stock were allocated to the exercise prices for the converted options to purchase LGI Series B common stock and LGI Series C common stock, respectively.

All references herein to the number and terms of outstanding LGI stock options, SARs and restricted stock reflect the modifications that were made in connection with the LMI Rights Offering, the LGI Combination and the Stock Dividend.

Fair Value Method

We account for stock-based compensation awards to non-employees and employees of non-consolidated affiliated companies using the fair value method. Under this method, the fair value of the stock based award is determined using the Black-Scholes option-pricing model and is remeasured each period until a commitment date is reached, which is generally the vesting date. Only J:COM had such non-employee awards outstanding during any of the periods presented. J:COM has calculated the fair value of its non-employee stock-based awards using the Black-Scholes option-pricing model with the following assumptions: no dividends, volatility of 40%, a risk-free rate of 1.5% and an expected life of five years.

Intrinsic Value Method

We account for our stock-based compensation awards to our employees using the intrinsic value method. Generally, under the intrinsic value method, (i) compensation expense for fixed-plan stock options is recognized only if the estimated fair value of the underlying stock exceeds the exercise price on the measurement date, in which case, compensation is recognized based on the percentage of options that are vested until the options are exercised, expire or are cancelled, and (ii) compensation expense for variable-plan options is recognized based upon the percentage of the options that are vested and the difference between the quoted market price or estimated fair value of the underlying common stock and the exercise price of the options at the balance sheet date, until the options are exercised, expire or are cancelled. We record stock-based compensation expense for our variable-plan options and SARs using the accelerated expense attribution method. We record compensation expense for restricted stock awards based on the quoted market price of our stock at the date of grant and the vesting period.

In connection with the spin off and related adjustments to Liberty Media's stock incentive awards, options to acquire LGI common stock were issued to our and Liberty Media's employees. Consistent with Liberty Media's accounting for the adjusted Liberty Media options and SARs prior to the spin off, we use variable-plan accounting to account for all of such LGI stock options. We also use variable-plan accounting to account for certain LGI stock options granted to then LMI employees and directors prior to the LMI Rights Offering. We began to use variable plan accounting for these LGI options as a result of the modification of certain terms of these options in connection with the LMI Rights Offering.

As a result of the modification of certain terms of UGC stock options in connection with UGC's February 2004 rights offering, we began accounting for stock options granted by UGC prior to February 2004 as variable-plan options. UGC stock options granted subsequent to February 2004 were accounted for as fixed-plan options through the date of the LGI Combination. Due to the modification of certain terms of the then outstanding UGC stock options in connection with the LGI Combination as described above, we began accounting for the then remaining UGC fixed-plan options as variable-plan options. As a result of these adjustments, most of the outstanding LGI stock options at December 31, 2005 are accounted for as variable-plan awards.

The exercise price of employee stock options granted prior to the initial public offering (IPO) by J:COM on March 23, 2005 was subject to adjustment depending on the IPO price. As such, J:COM uses variable-plan accounting for such stock options. Prior to March 23, 2005, no compensation was recorded with respect to these options.

As a result of the spin off and the related issuance of options to acquire LGI common stock, certain persons who remained employees of Liberty Media immediately following the spin off hold options to purchase LGI common stock and certain persons who are our employees hold options, SARs and options with tandem SARs with respect to Liberty Media common stock. Pursuant to the Reorganization Agreement between our company and Liberty Media, we are responsible for all stock incentive awards related to LGI common stock and Liberty Media is responsible for all stock incentive awards related to Liberty Media common stock regardless of whether such stock incentive awards are held by our or Liberty Media's employees. Notwithstanding the foregoing, our stock-based compensation expense is based on the stock incentive awards held by our employees regardless of whether such awards relate to LGI or Liberty Media common stock. Accordingly, any stock-based compensation that we include in our consolidated statements of operations with respect to Liberty Media stock incentive awards is treated as a capital transaction that is reflected as an adjustment of additional paid-in capital.

We also record stock-based compensation expense with respect to an LGI subsidiary stock plan pursuant to which certain LGI officers have an indirect ownership interest in J:COM. The compensation recorded for this plan is based on the fair value of the underlying J:COM stock.

As further described in note 5, we are recording stock-based compensation expense in connection with restricted shares of LGI Series A common stock and LGI Series C common stock issued to, and certain Zone Vision Networks Ltd. (Zone Vision) common stock held by, certain selling shareholders of Zone Vision. The restricted shares of LGI Series A common stock and LGI Series C common stock were issued in exchange for UGC Class A common stock in connection with the LGI Combination. The issuance of these and other restricted shares of LGI Series A common stock and LGI Series C common stock in exchange for restricted shares of UGC Class A common stock in connection with the LGI Combination resulted in the establishment of a new measurement date as of June 15, 2005.

See note 14 for additional information concerning our stock awards.

The following table illustrates the pro forma effect on net earnings (loss) and earnings (loss) per share as if we had applied the fair value method to our outstanding stock-based awards that we have accounted for under the intrinsic value method. As the accounting for restricted stock and SARs is the same under the intrinsic value method and the fair value method, the pro forma adjustments included in the following table do not include amounts related to our calculation of compensation expense related to restricted stock, SARs or to options granted in tandem with SARs:

	Year Ended December 31,		
	2005	2004 as adjusted (note 22)	2003
	amounts in thousands, except per share amounts		
Earnings (loss) from continuing operations	$ (83,591)	$(13,709)	$20,889
Add stock-based compensation charges as determined under the intrinsic value method, net of taxes	7,145	51,524	—
Deduct stock compensation charges as determined under the fair value method, net of taxes	(35,051)	(33,007)	(4,252)
Pro forma earnings (loss) from continuing operations	$(111,497)	$ 4,808	$16,637
Basic and diluted earnings (loss) from continuing operations per share:			
As reported	$ (0.20)	$ (0.04)	$ 0.07
Pro forma	$ (0.27)	$ 0.01	$ 0.05

The fair value of options granted under the LGI Incentive Plan, the LGI Directors Incentive Plan, the Transitional Plan, the UGC Director Plan, the UGC Equity Incentive Plan and the J:COM Plan has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:

	LGI Series A, LGI Series B and LGI Series C common stock		J:COM ordinary shares
	LGI/LMI Plans(a)	UGC Plans(b)	J:COM Plan
2004 grants:			
Risk-free interest rate	4.09%	3.61%	1.48%
Expected life	6 years	6 years	5 years
Expected volatility	25%	100%	40%
Expected dividend yield	0%	0%	0%
2005 grants:			
Risk-free interest rate	3.7% – 4.55%	n/a	n/a
Expected life	4.5 years – 6 years	n/a	n/a
Expected volatility	25% – 31%	n/a	n/a
Expected dividend yield	0%	n/a	n/a

(a) Includes the LGI Incentive Plan, the LGI Directors Incentive Plan and the Transitional Plan.

(b) Includes the UGC Director Plan and the UGC Equity Incentive Plan.

Earnings (Loss) per Common Share

Basic earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share presents the dilutive effect, if any, on a per share basis of potential common shares (e.g. options and convertible securities) as if they had been exercised or converted at the beginning of the periods presented.

In connection with the spin off, holders of Liberty Media common stock on June 1, 2004 received in the aggregate 139,921,145 shares of LGI Series A common stock and 6,053,143 shares of LGI Series B common stock, and 145,974,288 shares of LGI Series C common stock.

The pro forma net earnings (loss) per share for the years ended December 31, 2004 and 2003 set forth in our consolidated statements of operations was computed assuming that the shares issued in the spin off were issued and outstanding since January 1, 2003. In addition, the weighted average share amounts for periods prior to July 26, 2004, the date that certain subscription rights were distributed to stockholders pursuant to the LMI Rights Offering, have been increased to give effect to the benefit derived by our stockholders as a result of the distribution of such subscription rights. The details of the calculations of our weighted average common shares outstanding are set forth in the following table:

	Year Ended December 31,		
	2005	2004	2003
Basic and diluted:			
Weighted average common shares outstanding before adjustment	416,026,877	317,194,444	291,948,636
Adjustment for July 2004 LMI Rights Offering	—	7,767,008	13,732,968
Weighted average common shares, as adjusted	416,026,877	324,961,452	305,681,604

* The weighted average share amounts for all periods assume that the shares of LMI common stock issued in connection with the spin off were issued and outstanding since January 1, 2003.

At December 31, 2005, the number of our potential common shares that could dilute basic EPS in the future was 53,662,053. For additional information, see note 13.

(4) Recent Accounting Pronouncements

SFAS No. 155

On February 16, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140* (SFAS 155). SFAS 155 allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (ii) establishes a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (iv) eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest (that is itself a derivative financial instrument). SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. We are evaluating whether we will elect the fair value accounting allowed by SFAS 155 for the UGC Convertible Notes (see note 10). If we had applied the fair value accounting prescribed by SFAS 155 to the UGC Convertible Notes as of January 1, 2005, our pre-tax loss for the year ended December 31, 2005 would have decreased by approximately $30 million.

SFAS No. 123(R)

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), *Share-Based Payment* (SFAS 123(R)). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged. SFAS 123(R) will require then outstanding options vesting after the date of initial adoption to be recognized as a charge to operations over the remaining vesting period.

We are required to adopt SFAS 123(R) beginning January 1, 2006. Under SFAS 123(R), we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition alternatives include modified prospective and modified retroactive adoption methods. Under the modified retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and share awards at the beginning of the first quarter of adoption of SFAS 123(R), while the modified retroactive methods would record compensation expense for all unvested stock options and share awards beginning with the first period restated. Although we are continuing to evaluate the requirements of SFAS 123(R), we have determined that we will use the modified prospective method to adopt SFAS 123(R). We have not completed our assessment of the impact of SFAS 123(R); however, we believe that the adoption of SFAS 123(R) could have a material impact on our results of operations.

(5) Acquisitions and Dispositions

2005 Acquisitions

During 2005 we completed the following significant acquisitions, each of which is described in detail below: (i) the LGI Combination effective June 15, 2005, (ii) the acquisition of Cablecom effective October 24, 2005, (iii) the acquisition of Astral effective October 14, 2005, (iv) the acquisition of NTL Ireland effective May 9, 2005, (v) the acquisition of Austar effective December 14, 2005 and (vi) VTR's acquisition of a controlling interest in Metrópolis effective April 13, 2005. These acquisitions are collectively referred to herein as the Significant 2005 Acquisitions. As further described below, we also began consolidating Super Media and J:COM on January 1, 2005.

A summary of the purchase prices, opening balance sheets and the effective acquisition dates for financial reporting purposes of the Significant 2005 Acquisitions and the Super Media/J:COM consolidation is presented following the descriptions of these transactions below.

LGI Combination

On June 15, 2005, we completed the LGI Combination whereby LGI acquired all of the capital stock of UGC that LMI did not already own and LMI and UGC each became wholly owned subsidiaries of LGI. Among other matters, the LGI Combination was completed in order to eliminate the dual public holding company structure in which LMI's principal consolidated asset was its majority interest in UGC, another public company.

In the LGI Combination, (i) each outstanding share of LMI Series A common stock, LMI Series B common stock and LMI Series C common stock was exchanged for one share of the corresponding series of LGI common stock, and (ii) each outstanding share of UGC Class A common stock, UGC Class B common stock and UGC Class C common stock (other than those shares owned by LMI and its wholly owned subsidiaries) was converted into the right to receive for each share of common stock owned either (i) 0.2155 of a share of LGI Series A common stock and 0.2155 of a share of LGI Series C common stock (plus cash for any fractional share interest) or (ii) $9.58 in cash. Cash elections were subject to proration so that the aggregate cash consideration paid to UGC's stockholders would not exceed 20% of the aggregate value of the merger consideration payable to UGC's public stockholders. The effects of the LGI Combination have been included in our historical consolidated financial statements beginning with the June 15, 2005 acquisition date.

The LGI Combination has been accounted for as a step acquisition by our company of the remaining minority interest in UGC. The purchase price in this step acquisition includes the consideration issued to UGC public stockholders to acquire the UGC interest not already owned by our company and the direct acquisition costs incurred by our company. The details of the purchase price are presented in the following table (dollar amounts in thousands):

Shares of LGI Series A common stock issued to UGC stockholders other than LMI and its wholly owned subsidiaries (including 2,067,786 shares issued to UGC subsidiaries)	65,694,765
Shares of LGI Series C common stock issued to UGC stockholders other than LMI and its wholly owned subsidiaries (including 2,067,786 shares issued to UGC subsidiaries)	65,694,765
	131,389,530
Fair value of LGI Series A and LGI Series C common stock issued to UGC stockholders other than LMI and its wholly owned subsidiaries	$ 2,878,219
Fair value of LGI Series A and LGI Series C common stock issued to UGC subsidiaries	(90,594)
Fair value of outstanding LGI Series A and LGI Series C common stock issued to UGC stockholders	2,787,625
Cash consideration	694,517
Direct acquisitions costs	9,018
Total purchase price	3,491,160
Elimination of minority interest in UGC	(994,817)
Purchase price allocated to the net assets of UGC	$ 2,496,343

The fair value of the shares issued to UGC stockholders other than LMI in the LGI Combination was derived from a fair value of $43.812 per share of LMI Series A common stock, which was the average of the quoted market price per share of LMI Series A common stock (before giving effect to the Stock Dividend) for the period beginning two trading days before and ending two trading days after the date that the LGI Combination was agreed to and announced (January 18, 2005). After eliminating the minority interest in UGC from our consolidated balance sheet, we allocated the remaining purchase price to the identifiable assets and liabilities of UGC based on preliminary assessments of their respective fair values (taking into account the 46.6% UGC ownership interest that LGI acquired in the LGI Combination), and the excess of the purchase price over the adjusted preliminary fair values of such identifiable net assets was allocated to goodwill.

Consolidation of Super Media/J:COM

On December 28, 2004, our 45.45% ownership interest in J:COM, and a 19.78% interest in J:COM owned by Sumitomo Corporation (Sumitomo) were combined in LGI/Sumisho Super Media LLC (Super Media). Super Media's investment in J:COM was recorded at the respective historical cost bases of our company and Sumitomo on the date that our respective J:COM interests were combined in Super Media. As a result of these transactions, we held a 69.68% noncontrolling interest in Super Media, and Super Media held a 65.23% controlling interest in J:COM at December 31, 2004.

Due to certain veto rights held by Sumitomo that precluded us from controlling Super Media, we accounted for our 69.68% ownership interest in Super Media using the equity method of accounting at December 31, 2004. On February 18, 2005, J:COM announced an IPO of its common shares in Japan. Under the terms of the operating agreement of Super Media, our casting or tie-breaking vote with respect to decisions of the management committee of Super Media became effective upon this announcement. Super Media is managed by a management committee consisting of two members, one appointed by our company and one appointed by Sumitomo. From and after February 18, 2005, the management committee member appointed by our company has a casting or deciding vote with respect to any management committee decision on which our company and Sumitomo are unable to agree. Certain decisions with respect to Super Media will continue to require the consent of both members rather than the management committee. These include any decision to (i) engage in any business other than holding J:COM shares, (ii) sell J:COM shares, (iii) issue additional units in Super Media, (iv) make in-kind distributions or (v) dissolve Super Media, in each case subject to certain exceptions contemplated by the Super Media operating agreement. Super Media will be dissolved in February 2010 unless we and Sumitomo mutually agree to extend the term. Super Media may also be earlier dissolved under specified circumstances.

As a result of the above-described change in the governance of Super Media, we began accounting for Super Media and J:COM as consolidated subsidiaries effective January 1, 2005. As we paid no monetary consideration to Sumitomo to acquire the above-described casting vote, we have recorded the consolidation of Super Media/J:COM at historical cost.

On March 23, 2005, J:COM received net proceeds of ¥82,043 million ($774,283,000 at March 23, 2005) in connection with an IPO of its common shares, and on April 20, 2005, J:COM received additional net proceeds of ¥8,445 million ($79,117,000 at April 20, 2005) in connection with the sale of additional common shares upon the April 15, 2005 exercise of the underwriters' over-allotment option. Also on March 23, 2005, Sumitomo contributed additional J:COM shares to Super Media, increasing Sumitomo's interest in Super Media to 32.40%, and decreasing our company's interest in Super Media to 67.60%. Sumitomo and our company are generally required to contribute to Super Media any additional shares of J:COM that either party acquires and to permit the other party to participate in any additional acquisition of J:COM shares during the term of Super Media. After giving effect to Sumitomo's additional contribution of J:COM shares to Super Media and the consummation of J:COM's IPO, including the subsequent exercise of the underwriters' over-allotment option, Super Media's ownership interest in J:COM was approximately 54.46%.

In connection with the dilution of our ownership interest that resulted from (i) J:COM's issuance of common shares in March and April 2005 pursuant to its IPO and (ii) the exercise of stock options, we recorded a $120,672,000 gain, which is reflected as an increase to additional paid-in capital in our consolidated statement of stockholders' equity. We provided no income taxes on this gain as we ceased providing income taxes on our outside basis in Super Media/J:COM when we began consolidating these entities on January 1, 2005.

Sumitomo also held an approximate 8.3% direct interest in J:COM until September 26, 2005, when such interest was contributed to Super Media.

The March 2005 and September 2005 contributions of Sumitomo's J:COM interests to Super Media were recorded at historical cost and resulted in an aggregate non-cash increase to goodwill of $31,450,000.

At December 31, 2005, Super Media owned 3,987,238 shares of J:COM, or 62.65% of the issued and outstanding shares of J:COM, and LGI's ownership interest in Super Media was 58.66%.

See notes 6 and 21 for additional information concerning J:COM.

Acquisition of Cablecom

On October 24, 2005, LG Switzerland purchased from Glacier Holdings, S.C.A. all of the issued share capital of Cablecom, the parent company of a Swiss broadband communications company, for a cash purchase price before direct acquisition costs of 2.826 billion Swiss Francs (CHF) ($2.212 billion at the transaction date) (the Cablecom Acquisition). We acquired Cablecom in order to expand the markets in which we operate in Europe.

The Cablecom Acquisition was funded through a combination of (i) a €550 million ($667 million at the borrowing date) 9.5 year split-coupon floating rate payment-in-kind loan (the PIK Loan) entered into by LG Switzerland, (ii) a new offering of €300 million ($363 million at the borrowing date) principal amount of 8.625% Senior Notes due 2014 by UPC Holding, a sister corporation of LG Switzerland and (iii) available cash. At the acquisition date, Cablecom reported outstanding debt of CHF1.7 billion ($1.4 billion at the transaction date). For additional information concerning the LG Switzerland, UPC Holding and Cablecom debt, see note 10.

The Cablecom Acquisition has been accounted for using the purchase method of accounting. The total purchase price has been allocated to the acquired identifiable net assets of Cablecom based on preliminary assessments of their respective fair values, and the excess of the purchase price over the preliminary fair values of such identifiable net assets was allocated to goodwill.

Acquisition of Astral

On October 14, 2005, we completed the acquisition of Astral Telecom SA (Astral), a broadband communications operator in Romania, for a cash purchase price of $407,074,000, before direct acquisition costs. We acquired Astral in order to achieve certain financial, operational and strategic benefits through the integration of Astral with our existing operations in Romania. The Astral acquisition has been accounted for using the purchase method of accounting. The total purchase price has been allocated to the acquired identifiable net assets of Astral based on preliminary assessments of their respective fair values, and the excess of the purchase price over the preliminary fair values of such identifiable net assets was allocated to goodwill.

Acquisition of NTL Ireland

On May 9, 2005, we announced that our indirect subsidiary, UPC Ireland B.V. (UPC Ireland), had signed a sale and purchase agreement to acquire MS Irish Cable Holdings B.V. (MS Irish Cable), subject to regulatory approval. MS Irish Cable, an affiliate of Morgan Stanley Dean Witter Equity Funding, Inc. (MSDW Equity), acquired NTL Communications (Ireland) Limited, NTL Irish Networks Limited and certain related assets (together NTL Ireland) on May 9, 2005 with funds provided by a loan from UPC Ireland. NTL Ireland, a cable television operator in Ireland, provides cable television and broadband Internet services to residential customers and managed network services to corporate customers. We acquired NTL Ireland in order to achieve certain financial, operational and strategic benefits through the integration of NTL Ireland with our existing operations in Ireland.

UPC Ireland had agreed to make MSDW Equity whole with respect to any economic effect on MSDW Equity regarding the acquisition, ownership and subsequent transfer of the NTL Ireland interest. The make whole arrangement with MSDW Equity was considered to be a variable interest in MS Irish Cable, which is a variable interest entity under the provisions of Financial Accounting Standards Board Interpretation No. 46(R), *Consolidation of Variable Interest Entities* (FIN 46(R)). As we were responsible for all losses to be incurred by MSDW Equity in connection with its acquisition, ownership and ultimate disposition of MS Irish Cable, we were the primary beneficiary, as defined by FIN 46(R), and were therefore required to consolidate MS Irish Cable and its subsidiaries, including NTL Ireland, upon the May 9, 2005 closing of MS Irish Cable's acquisition of NTL Ireland. As MSDW Equity had no equity at risk in MS Irish Cable, the full amount of MS Irish Cable's net earnings (loss) were allocated to UPC Ireland.

UPC Ireland's acquisition of MS Irish Cable from MSDW Equity was subject to receipt of applicable Irish regulatory approval. On December 12, 2005, following the receipt of regulatory approval, UPC Ireland completed its acquisition of MS Irish Cable.

Upon closing, UPC Ireland paid MSDW Equity, as consideration for all of the outstanding share capital of MS Irish Cable and any MS Irish Cable indebtedness owed to MSDW Equity and its affiliates, an amount equal to MSDW Equity's net investment in MS Irish Cable plus interest on the amount of the net investment at a rate per annum equal to EURIBOR (Euro Interbank Offered Rate) +1.2%, compounded daily, for the period of its investment through the date of the disposition, together with any value added tax thereon plus an amount equal to certain costs and expenses incurred by MSDW Equity in connection with the transaction.

The acquisition of NTL Ireland through MS Irish Cable has been accounted for using the purchase method of accounting. The total purchase consideration of €349,437,000 ($448,796,000 at May 9, 2005), including direct acquisition costs of €16,025,000 ($20,582,000 at the transaction date), has been allocated to the acquired identifiable net assets of NTL Ireland based on preliminary assessments of their respective fair values, and the excess of the purchase price over the preliminary fair values of such identifiable net assets was allocated to goodwill.

Acquisition of Austar

On December 14, 2005 we completed a transaction that increased our indirect ownership of Austar United Communications Limited (Austar), a DTH company in Australia, from a 36.7% non-controlling ownership interest to a 55.2% controlling interest. We acquired a controlling interest in Austar in order to increase our investment in the Australian DTH industry. As a result of this transaction, we began using the consolidation method to account for our investment in Austar. Prior to obtaining a controlling interest in Austar, UGC used the equity method to account for its indirect investment in Austar.

Prior to December 14, 2005, Austar's share capital was owned 20.3% by the public and 79.7% (968 million shares) by United Austar Partners (UAP). UAP was 46% (446 million shares) owned by United Asia Pacific Communications (UAPC), an indirect wholly-owned subsidiary of UGC, and 54% (522 million shares) owned by an independent third party, Castle Harlan Australia Mezzanine Partners Pty. Limited and Castle Harlan, Inc. (collectively, CHAMP).

On December 14, 2005, CHAMP sold to United AUN, Inc., a wholly owned subsidiary of UAPC (together with UAPC, the United Partners), units in UAP representing 224 million shares in Austar for net cash consideration of A$204,909,000 ($154,952,000 at the transaction date) before direct acquisition costs, and UAP transferred 298 million Austar shares to CHAMP in cancellation of their remaining units in Austar. Upon completion of this transaction, the United Partners owned 100% of the UAP partnership interest, CHAMP ceased to be a partner in UAP, and UAP owned a 55.2% economic and voting interest in Austar.

The December 14, 2005 transaction has been accounted for as a step acquisition by our company of an 18.5% interest in Austar. The total cash consideration together with direct acquisition costs and our carryover basis in our equity method investment in Austar has been allocated to the identifiable assets and liabilities of Austar based on preliminary assessments of their respective fair values (taking into account the 18.5% Austar ownership interest that we acquired in the December 14, 2005 step acquisition), and the excess of the purchase price over the adjusted preliminary fair values of such identifiable net assets was allocated to goodwill.

At December 31, 2005, we owned 670,018,242 or 54% of the issued and outstanding shares of Austar.

VTR Acquisition of Metrópolis

On April 13, 2005, VTR completed its previously announced combination with Metrópolis Intercom S.A. (Metrópolis), a Chilean broadband communications company. Prior to the combination, LMI owned a 50% interest in Metrópolis, with the remaining 50% interest owned by Cristalerías de Chile S.A. (CCC). As consideration for CCC's interest in Metrópolis, (i) VTR issued 11,438,360 shares of its common stock to CCC, representing 20% of the outstanding economic and voting shares of VTR subsequent to the transaction, (ii) VTR assumed certain indebtedness owed by Metrópolis to CristalChile Inversiones S.A. (CCI), an affiliate of CCC, in the amount of CLP6.067 billion ($10,533,000 at the transaction date), and (iii) UGC granted CCC the right to put its 20% interest in VTR to UGC at fair value, subject to a minimum purchase price of $140 million, which put is exercisable beginning on April 13, 2006 and expires on April 13, 2015. The acquisition of CCC's interest in Metrópolis included the assumption of $25,773,000 in debt payable to a Chilean telecommunications company (CTC) and CLP30.335 billion ($51,773,000 at the transaction date) of bank debt. The bank debt was repaid in April 2005 and the debt to CTC was repaid in July 2005 using proceeds from the VTR Bank Facility. See note 10. The final regulatory approval for the combination, which was obtained in March 2005, imposed certain conditions on the combined entity. The most significant of these conditions require that the combined entity (i) re-sell broadband capacity to third party Internet service providers on a wholesale basis; (ii) activate two-way capacity on 2.0 million homes passed within five years from the consummation date of the combination; and (iii) for three years after the consummation date of the combination, limit basic tier price increases to the rate of inflation plus a programming cost escalator. VTR merged with Metrópolis to achieve certain financial, operational and strategic benefits through the integration of Metrópolis with its existing operations.

In the absence of quoted market prices for VTR common stock, we estimated the fair value of the 20% interest in VTR that was exchanged for CCC's interest in Metrópolis to be $180 million. The estimate was based on a discounted cash flow analysis and other available market data. Including the approximate $11,755,000 fair value at April 13, 2005 of the put right that UGC granted to CCC and $3,391,000 in direct acquisition costs, the preliminary purchase price for CCC's interest in Metrópolis totaled approximately $195,146,000. We accounted for this merger as (i) a step acquisition by our company of an additional 30% interest in Metrópolis, and (ii) the sale of a 20% interest in VTR. Under the purchase method of accounting, the preliminary purchase price was allocated to the acquired identifiable tangible and intangible assets and liabilities based upon their respective fair values (taking into account the 30% Metrópolis interest acquired), and the excess of the purchase price over the fair value of such identifiable net assets was allocated to goodwill. Our proportionate share of Metrópolis' net assets represented by our historical 50% interest in Metrópolis was recorded at historical cost. UGC recorded a $4,573,000 reduction of additional paid-in capital associated with the dilution of its indirect ownership interest in VTR from 100% to 80% as a result of the transaction. Our share of this loss was reflected as a reduction of additional paid-in capital in our consolidated statement of stockholders' equity.

Opening Balance Sheet Information of Significant 2005 Acquisitions

A summary of the purchase prices, opening balance sheets and the effective acquisition or consolidation dates for financial reporting purposes of the Significant 2005 Acquisitions and the Super Media/J:COM consolidation is presented in the following table:

	LGI Combination(d)	Super Media/ J:COM	Cablecom	Astral	NTL Ireland	Austar	Metrópolis
	amounts in thousands						
Effective acquisition or consolidation date for financial reporting purposes	June 15, 2005	January 1, 2005	October 31, 2005	October 1, 2005	May 1, 2005	December 31, 2005	April 1, 2005
Opening balance sheet							
Cash	$ —	$ 101,749	$ 27,763	$ 12,206	$ 9,324	$ 9,549	$ 7,376
Other current assets	126	165,534	200,001	10,860	16,297	27,376	6,002
Investments in affiliates(a)	178,245	(987,290)	5,736	782	—	(123,084)	(67,909)
Property and equipment, net	223,571	2,441,196	1,116,381	128,087	282,555	92,381	143,173
Goodwill	1,617,324	1,875,285	2,196,749	260,484	208,053	316,085	226,941
Intangible assets subject to amortization(b)	622,500	—	512,985	67,404	—	72,756	—
Other assets, net	(77,397)	142,393	27,476	—	9,950	4,263	9,797
Current liabilities	—	(398,549)	(359,207)	(35,543)	(70,502)	(61,530)	(79,611)
Long-term debt and capital lease obligations	(11,697)	(2,112,722)	(1,415,272)	(14,865)	—	(217,927)	(38,394)
Other long-term liabilities	(56,329)	(415,099)	(75,043)	(19,184)	(6,881)	(16,809)	(12,229)
Minority interests in subsidiaries	994,817	(812,497)	(11,666)	—	—	—	(198,241)
Additional paid-in capital(c)	—	—	—	—	—	52,424	198,241
Total purchase price	$3,491,160	$ —	$ 2,225,903	$ 410,231	$448,796	$ 155,484	$ 195,146
Cash consideration	$ 694,517	$ —	$ 2,212,258	$ 407,074	$428,214	$ 154,952	$ —
Direct acquisition costs	9,018	—	13,645	3,157	20,582	532	3,391
Issuance of derivative instrument	—	—	—	—	—	—	11,755
Issuance of LGI stock	2,787,625	—	—	—	—	—	—
Issuance of subsidiary stock	—	—	—	—	—	—	180,000
Total purchase price	$3,491,160	$ —	$ 2,225,903	$ 410,231	$448,796	$ 155,484	$ 195,146

(a) The investment in affiliate amounts for Super Media/J:COM, Austar and Metrópolis include reductions of $1,052,468,000, $161,835,000, and $67,909,000, respectively, related to the elimination of the carrying amount of our equity method investment in such entities upon our acquisition of a controlling interest.

(b) The amounts reflected as intangible assets subject to amortization primarily relate to our preliminary assessment of the fair value of customer relationships. Such acquired intangible assets had a preliminary weighted average life of 9.2 years at the respective acquisition dates.

(c) The minority interests' share in the deficit of Austar at the transaction date has been recorded as a reduction of additional paid-in capital in accordance with the guidance set forth in EITF D-84,

Accounting for Subsequent Investments in an Investee After Suspension of Equity Method Loss Recognition When an Investor Increases Its Ownership Interest from Significant Interest to Control through a Market Purchase of Voting Securities.

(d) The amounts reflected in the LGI Combination column reflect the adjustments to the consolidated assets and liabilities of UGC at June 15, 2005 that resulted from the application of step acquisition accounting in connection with the LGI Combination.

The purchase accounting for each of the Significant 2005 Acquisitions, as reflected in these consolidated financial statements, is preliminary and subject to adjustment based upon our final assessment of the fair values of the identifiable tangible and intangible assets and liabilities of each acquired entity. As the open items in the valuation processes generally relate to property and equipment and intangible assets, we would expect that the primary effects of any potential adjustments to the preliminary purchase price allocation would be changes to the values assigned to these asset categories and to the related depreciation and amortization expense. In addition, our final assessment of the purchase price allocation could lead to adjustments to the amount of acquired deferred tax assets or assumed deferred tax liabilities.

Pro Forma Information for 2005 Acquisitions

The following unaudited pro forma condensed consolidated operating results give effect to (i) the Significant 2005 Acquisitions, (ii) the consolidation of Super Media/J:COM. and (iii) the July 1, 2004 acquisition of Noos and the subsequent April 2005 acquisition of the remaining 19.9% minority interest in UPC Broadband France as described below, as if such transactions had been completed as of January 1, 2005 (for 2005 results) and as of January 1, 2004 (for 2004 results).

These pro forma amounts are not necessarily indicative of the operating results that would have occurred if these transactions had occurred on such dates. The pro forma adjustments are based upon currently available information and upon certain assumptions that we believe are reasonable.

	Years Ended December 31,	
	2005	2004
		as adjusted (note 22)
	amounts in thousands, except per share amounts	
Revenue	$6,195,253	$5,385,410
Net loss from continuing operations	$ (338,863)	$ (524,388)
Loss per share from continuing operations	$ (0.72)	$ (1.16)

Other 2005 Acquisitions

Acquisition of the Remaining 19.9% Minority Interest in UPC Broadband France — In April 2005, a subsidiary of UPC Holding exercised the call right acquired in connection with the July 2004 Noos acquisition (see below) and purchased the remaining 19.9% minority interest in UPC Broadband France SAS (UPC Broadband France) that it did not already own for €90,105,000 ($115,950,000 at the transaction date) in cash. UPC Broadband France is an indirect wholly owned subsidiary and owner of our French broadband video and Internet access operations. This acquisition was accounted for as a step acquisition of the remaining minority interest. As UPC Broadband France was a consolidated subsidiary at the time of this transaction, the purchase price was first applied to eliminate the minority interest in UPC Broadband France from our consolidated balance sheet, and the remaining purchase price has been allocated on a pro rata basis to the identifiable assets and liabilities of UPC Broadband France, taking into account their respective fair values at April 6, 2005 and the 19.9% interest acquired. The excess purchase price that remained after amounts had been allocated to the net identifiable assets of UPC Broadband France was recorded as goodwill.

Zone Vision — In January 2005, chellomedia acquired the Class A shares of Zone Vision. The consideration for the transaction consisted of (i) $50,000,000 in cash, before considering direct acquisition costs of $2,154,000, and (ii) 351,110 shares of LGI Series A common stock and 351,110 shares of LGI Series C common stock valued at $14,973,000. As part of the transaction, chellomedia contributed to Zone Vision its 49% interest in Reality TV Ltd. and chellomedia's Club channel business. Zone Vision is a programming company focused on the ownership, management and distribution of pay television channels.

The Zone Vision Class A shares purchased by chellomedia represented an 87.5% interest in Zone Vision on a fully diluted basis. Subject to certain vesting conditions, Class B1 shares that initially represented 12.5% of Zone Vision's outstanding equity were issued to a group of selling shareholders of Zone Vision, who were retained as employees. In addition, the retained employees were entitled to receive the LGI Series A common stock and LGI Series C common stock that we issued as purchase consideration, subject to an escrow agreement. In light of the vesting conditions associated with the Zone Vision Class B1 and LGI Series A and LGI Series C shares, we are recording stock compensation with respect to these arrangements.

Zone Vision's Class B1 shareholders have the right, subject to vesting, to put 60% of their Class B1 shares to chellomedia on January 7, 2008, and 100% of their interest on January 7, 2010. chellomedia has corresponding call rights. The price payable upon exercise of the put or call will be the then fair value. The fair value to settle the put is limited to an amount equal to ten times EBITDA, as defined in the Zone Vision shareholders agreement, calculated on a run rate basis for the full financial quarter immediately preceding the date of any exercise of a put. As of December 31, 2005, the Zone Vision Class B1 shareholders hold vested and unvested shares representing a 10% interest in Zone Vision on a fully diluted basis that are subject to the put rights.

Telemach — On February 10, 2005, we acquired 100% of the shares in Telemach d.o.o., a broadband communications provider in Slovenia, for €70,985,000 ($91,370,000 at the transaction date) in cash. We purchased Telemach to increase our market presence in Central and Eastern Europe.

Chofu — On February 25, 2005, J:COM completed a transaction with Sumitomo, Microsoft Corporation (Microsoft) and our company whereby J:COM paid aggregate cash consideration of ¥4,420 million ($41,932,000 at the transaction date) to acquire each entities' respective interests in Chofu Cable, Inc. (Chofu Cable), a Japanese broadband communications provider, and to acquire from Microsoft equity interests in certain telecommunications companies. Our share of the consideration was ¥972 million ($9,221,000 at the transaction date). As a result of this transaction, J:COM acquired an approximate 92% equity interest in Chofu Cable.

J:COM Setamachi — On September 30, 2005, J:COM paid cash of ¥9,200 million ($81,022,000 at the transaction date) and assumed debt and capital lease obligations of ¥5,480 million ($48,261,000 at the transaction date) to purchase 100% of the outstanding shares of Odakyu Telecommunications Services Co., Ltd., now known as J:COM Setamachi Co. Ltd. (J:COM Setamachi). J:COM immediately repaid ¥3,490 million ($30,735,000 at the transaction date) of the assumed debt. J:COM Setamachi is a broadband communications provider in Japan.

IPS — On November 23, 2005, Plator Holdings B.V. (Plator Holdings), an indirect subsidiary of chellomedia, paid cash consideration of $62,812,000 to acquire the 50% interests that it did not already own in certain businesses that provide thematic television channels in Spain and Portugal (IPS). Plator Holdings financed the purchase price with new bank borrowings. Following the transaction, Plator Holdings indirectly holds its interests in IPS through its 100% ownership interests in Nidlo B.V., Iberian Programming Services C.V. and

Multicanal Iberia SL. Prior to this transaction, we used the equity method to account for our investment in IPS. We have accounted for this transaction as a step acquisition of a 50% interest in IPS.

Accounting Treatment of UPC Broadband France, Zone Vision, Telemach, Chofu, J:COM Setamachi and IPS Acquisitions — We have used the purchase method to account for the interests acquired in UPC Broadband France, Zone Vision, Telemach, IPS, Chofu and J:COM Setamachi. Under the purchase method of accounting, the purchase price was allocated to the acquired identifiable tangible and intangible assets and liabilities based upon their respective fair values, and the excess of the purchase price over the fair value of such net identifiable assets was allocated to goodwill. The purchase accounting for the IPS acquisition, as reflected in these consolidated financial statements, is preliminary and subject to adjustment based upon the final assessment of the fair values of the IPS' identifiable tangible and intangible assets and liabilities. As the open items in the valuation process generally relate to property and equipment and intangible assets, we would expect that the primary effects of any potential adjustments to the preliminary purchase price allocation would be changes to the values assigned to these asset categories and to the related depreciation and amortization expense. We do not expect these adjustments to be material in relationship to our total assets or operating results. When considered individually, none of the UPC Broadband France, Zone Vision, Telemach, IPS, Chofu or J:COM Setamachi acquisitions would have had a material impact on our results of operations if such acquisitions had occurred on January 1, 2004.

2004 Acquisitions

Acquisition of Controlling Interest in UGC

On January 5, 2004, we completed a transaction pursuant to which UGC's founding shareholders (the Founders) transferred 8.2 million shares of UGC Class B common stock to our company in exchange for 12.6 million shares of Liberty Media Series A common stock valued, for accounting purposes, at $152,122,000 and a cash payment of $12,857,000. We also incurred $2,970,000 of acquisition costs in connection with this transaction (the UGC Founders Transaction). The UGC Founders Transaction was the last of a number of independent transactions that occurred from 2001 through January 2004 pursuant to which we acquired our controlling interest in UGC. For information concerning our transactions with UGC during 2003, see note 6.

Our acquisition of 281.3 million shares of UGC common stock in January 2002 gave us a greater than 50% economic interest in UGC, but due to certain voting and standstill arrangements, we used the equity method to account for our investment in UGC through December 31, 2003. Upon closing of the January 5, 2004 transaction, the restrictions on the exercise by us of our voting power with respect to UGC terminated, and we gained voting control of UGC. Accordingly, UGC has been accounted for as a consolidated subsidiary and included in our financial position and results of operations since January 1, 2004. We have accounted for our acquisition of UGC as a step acquisition, and have allocated our investment basis to our pro rata share of UGC's assets and liabilities at each significant acquisition date based on the estimated fair values of such assets and liabilities on such dates. Prior to the acquisition of the Founders' shares, our investment basis in UGC had been reduced to zero as a result of the prior recognition of our share of UGC's losses. The following table reflects the amounts allocated to our assets and liabilities upon completion of the January 2004 acquisition of the Founders' shares (amounts in thousands):

Cash	$ 310,361
Other current assets	298,826
Property and equipment	3,386,252
Goodwill	2,023,374
Customer relationships(1)	379,093
Trade names	62,441
Other intangible assets	4,532
Investments and other assets	347,542
Current liabilities	(1,407,275)
Long-term debt	(3,615,902)
Deferred income taxes	(754,111)
Other liabilities	(259,492)
Minority interest	(607,692)
Aggregate purchase price	167,949
Issuance of Liberty Media common stock	(152,122)
Aggregate cash consideration (including direct acquisition costs)	$ 15,827

(1) The estimated weighted-average amortization period on January 1, 2004 for the intangible asset associated with customer relationships was 4.9 years.

During 2004, we also purchased an additional 20 million shares of UGC Class A common stock pursuant to certain pre-emptive rights granted to our company by UGC. The $152,284,000 purchase price for such shares was comprised of (i) the cancellation of indebtedness due from subsidiaries of UGC to certain of our subsidiaries in the amount of $104,462,000 (including accrued interest) and (ii) $47,822,000 in cash. As UGC was one of our consolidated subsidiaries at the time of these purchases, the effect of these purchases was eliminated in consolidation.

Also, in January 2004, UGC initiated a rights offering pursuant to which holders of each of UGC's Class A, Class B and Class C common stock received 0.28 transferable subscription rights to purchase a like class of common stock for each share of UGC common stock owned by them on January 21, 2004. The rights offering expired on February 12, 2004. UGC received cash proceeds of approximately $1.02 billion from the rights offering. As a holder of UGC Class A, Class B and Class C common stock, we participated in the rights offering and exercised our rights to purchase 90.7 million shares for a total cash purchase price of $544,250,000.

PHL

On May 20, 2004, we acquired all of the issued and outstanding ordinary shares of Princes Holdings Limited (PHL) for €2,447,000, including €447,000 of acquisition costs ($2,918,000 at May 20, 2004). PHL, through its subsidiary Chorus Communications Limited, owns and operates broadband communications systems in Ireland. In connection with this acquisition, we loaned an aggregate of €75,000,000 ($89,483,000 at the transaction date) to PHL. The proceeds from this loan were used to provide funds to discharge liabilities pursuant to a debt restructuring plan and to provide funds for capital expenditures and working capital. We accounted for this acquisition using the purchase method of accounting. For financial reporting purposes, the PHL acquisition is deemed to have occurred on June 1, 2004. Our results of operations would not have been materially affected if the PHL acquisition had occurred on January 1, 2003.

Acquisitions of Noos

On July 1, 2004, UPC Broadband France acquired Suez-Lyonnaise Télécom SA (Noos), from Suez SA (Suez). Noos is a provider of digital and analog cable television services and high-speed Internet access services in France. The preliminary purchase price was subject to a review of certain historical financial information of Noos and UPC Broadband France. In January 2005, we completed our purchase price review with Suez, which resulted in the return of €43,732,000 ($56,883,000 as of January 19, 2005) to our company from an escrow account. The final purchase price for Noos was approximately €567,102,000 ($689,989,000 at the transaction dates), consisting of €487,085,000 ($592,633,000 at the transaction date) in cash, a 19.9% equity interest in UPC Broadband France, valued at approximately €71,339,000 ($86,798,000 at the transaction date) and €8,678,000 ($10,558,000 at the transaction date) of direct acquisition costs.

We accounted for this transaction as the acquisition of an 80.1% interest in Noos and the sale of a 19.9% interest in UPC Broadband France. Under the purchase method of accounting, the preliminary purchase price was allocated to the acquired identifiable tangible and intangible assets and liabilities based upon their respective fair values. UGC recorded a loss of approximately €9,679,000 ($11,776,000) associated with the dilution of its ownership interest in UPC Broadband France as a result of the Noos transaction. Our $6,102,000 share of this loss is reflected as a reduction of additional paid-in capital in our consolidated statement of stockholders' equity.

The following table presents the purchase price allocation for UGC's acquisition of an 80.1% interest in Noos, together with the effects of the sale of a 19.9% interest in UGC's historical French operations. Minority interest was computed based on 19.9% of the fair value of our historical French operations and 19.9% of the historical carrying amount of Noos.

	amounts in thousands
Working capital	$(106,744)
Property, plant and equipment	769,852
Intangible assets(1)	11,815
Other long-term assets	4,066
Other long-term liabilities	(7,099)
Minority interest	(85,359)
Equity in UPC Broadband France	6,102
Cash consideration for Noos	592,633
Less cash acquired	(18,791)
Net cash consideration for Noos	$ 573,842

(1) The estimated weighted-average amortization period for the intangible assets (favorable programming contract and tradename) at acquisition was 3.8 years.

As discussed above under *2005 Acquisitions*, in April 2005 a subsidiary of UPC Holding exercised its call right and purchased the remaining 19.9% minority interest in UPC Broadband France that it did not already own for €90,105,000 ($115,950,000 at the transaction date) in cash.

Pro Forma Information reflecting 2004 Acquisitions

The following unaudited pro forma condensed consolidated operating results give effect to (i) the UGC transaction and (ii) the July 1, 2004 acquisition of Noos, as if they had been completed as of January 1, 2004 (for 2004 results) and as of January 1, 2003 (for 2003 results). These pro forma amounts are not necessarily indicative of operating results that would have occurred if the UGC and Noos acquisitions had occurred on such dates. The pro forma adjustments are based upon currently available information and upon certain assumptions that we believe are reasonable:

	Years ended December 31,	
	2004	2003
	as adjusted (note 22)	
	amounts in thousands, except per share amounts	
Revenue	$2,731,769	$2,261,564
Net loss from continuing operations	$ (27,292)	$ (669,058)
Loss per share from continuing operations	$ (0.08)	$ (2.19)

Discontinued Operations and Other Dispositions

UPC Norway — On December 19, 2005 we reached an agreement to sell 100% of UPC Norway to an unrelated third party. On January 19, 2006 we sold UPC Norway for cash proceeds of approximately €448 million ($542 million at the transaction date). On January 24, 2006, proceeds from the sale of UPC

Norway of approximately €175 million ($214 million at the transaction date) were applied toward the prepayment of borrowings under the UPC Broadband Holding Bank Facility (see note 10).

In accordance with SFAS 144, we have presented UPC Norway as a discontinued operation in our consolidated financial statements. UPC Norway was a subsidiary of UGC and was included in our Other Western Europe operating segment. As noted above, we began consolidating UGC effective January 1, 2004.

The operating results of UPC Norway that are included in discontinued operations are presented in the following table:

	Year ended December 31,	
	2005	2004
	amounts in thousands	
Revenue	$133,335	$112,395
Operating income	$ 15,650	$ 1,018
Earnings (loss) before income taxes and minority interests	$ 4,060	$(11,610)
Net earnings (loss) from discontinued operations	$ 3,494	$ (7,772)

As noted above, we were required to repay approximately €175 million ($214 million at the transaction date) of the debt outstanding under the UPC Broadband Holding Bank Facility from the proceeds of the sale transaction. The allocated interest expense incurred on this debt of $12,186,000 and $12,839,000 for the years ended December 31, 2005 and 2004, respectively, is included in discontinued operations.

The major assets and liabilities of discontinued operations in our consolidated balance sheet as of December 31, 2005 are as follows (amounts in thousands):

Current assets	$ 14,686
Property and equipment, net	162,915
Intangible and other assets, net	166,956
Total assets	$344,557
Current liabilities	$ 35,266
Other long-term liabilities	9,599
Total liabilities	$ 44,865

SBS Investment — On November 8, 2005, we sold our available-for-sale investment in SBS Broadcasting S.A. (SBS), a European commercial television and radio broadcasting company. For additional information, see note 7.

The Wireless Group Investment — In June 2005, we sold our equity method investment in The Wireless Group plc for cash proceeds of £20,304,000 ($37,126,000 at the transaction date). We recorded a gain of $17,261,000 in connection with this transaction.

TyC and FPAS Equity Method Investments — On April 29, 2005, we sold our entire equity interest in Fox Pan American Sports, LLC (FPAS), and a $4 million convertible subordinated note issued by FPAS, to another unaffiliated member of FPAS for a cash purchase price of $5 million. In addition, our majority owned subsidiary, Liberty Programming Argentina, LLC (LPA LLC), sold its entire equity interest in Torneos y Competencias S.A. (TyC) to an unrelated entity for total consideration of $20,940,000, consisting of

$13,000,000 in cash and a $7,940,000 secured promissory note issued by FPAS and assigned to our company by the purchaser. The owner of the minority interest in LPA LLC received approximately $3,625,000 of the total consideration received in connection with the sale of TyC upon the redemption of such interest. At March 31, 2005, we considered our investments in TyC and FPAS to be held for sale. As a result, we included cumulative foreign currency translation losses of $85,984,000 in the carrying value of our investment in TyC for purposes of our March 31, 2005 impairment assessment. As a result of this analysis, we recorded a $25,389,000 impairment charge during the three months ended March 31, 2005 to write-off the full amount of our investment in the equity of TyC at March 31, 2005. This impairment charge is included in share of earnings (losses) of affiliates, net in our consolidated statement of operations. In the second quarter of 2005, we recognized an additional pre-tax loss of $62,678,000 in connection with the April 29, 2005 sale of TyC and the related realization of cumulative foreign currency translation losses. Pursuant to GAAP, the recognition of cumulative foreign currency translation gains or losses is permitted only when realized upon sale or upon complete or substantially complete liquidation of the investment in the foreign entity.

Cablevisión Subscription Rights — In March 2005, we completed the sale of a subscription right with respect to Cablevisión S.A. (Cablevisión) to an unaffiliated third party for aggregate cash consideration of $40,527,000. For additional information, see note 16.

EWT Holding GmbH Investment — In January 2005, we sold our 28.7% interest in EWT Holding GmbH (EWT), which indirectly owned a broadband communications provider in Germany, for €30,000,000 ($39,067,000 at the transaction dates) in cash. We received €27,000,000 ($35,439,000 at the transaction date) of the sale price in January 2005, and we received the remainder in June 2005. We recorded a gain of $28,186,000 in connection with this transaction.

Telewest Investment — On July 19, 2004, our investment in Telewest Communications plc Senior Notes and Senior Discount Notes was converted into 18,417,883 shares or approximately 7.5% of the issued and outstanding common stock of Telewest Global Inc. (Telewest), the successor to Telewest Communications plc. In connection with this transaction, we recognized a pre-tax gain of $168,301,000, representing the excess of the fair value of the Telewest common stock received over our cost basis in the Senior Notes and Senior Discount Notes. During the third and fourth quarters of 2004, we sold all of the acquired Telewest shares for aggregate cash proceeds of $215,708,000, resulting in a pre-tax loss of $16,407,000. Based on our third quarter 2004 determination that we would dispose of all remaining Telewest shares during the fourth quarter of 2004, the $12,429,000 excess of the carrying value over the fair value of the Telewest shares that we held as of September 30, 2004 was included in other-than-temporary declines in fair values of investments in our consolidated statement of operations. Consistent with our classification of the Senior Notes and Senior Discount Notes and the Telewest common stock as available-for-sale securities, the above-described gains and losses were reflected as components of our accumulated other comprehensive earnings (loss) account prior to their reclassification into our consolidated statements of operations.

(6) Investments in Affiliates Accounted for Using the Equity Method

Our affiliates generally are engaged in the cable and/or programming businesses in various foreign countries. The following table includes our carrying value and percentage ownership of certain of our investments in affiliates:

	December 31, 2005		December 31, 2004
	Percentage ownership	Carrying amount	Carrying amount
	dollar amounts in thousands		
Jupiter TV Co., Ltd. (Jupiter TV)	50%	$266,422	$ 290,224
Telenet Group Holdings N.V. (Telenet)	(a)	293,551	232,649
Mediatti Communications, Inc. (Mediatti)	(b)	59,072	58,586
Super Media/J:COM	(c)	—	1,052,468
Metrópolis-Intercom S.A. (Metrópolis)	(d)	—	57,344
Austar	(e)	—	19,204
Other	Various	170,021	155,167
		$789,066	$1,865,642

(a) For a description of our indirect ownership interest in Telenet, see the discussion under *Telenet* below.

(b) At December 31, 2005, we held our ownership interest in Mediatti through a 94.6% owned subsidiary, which in turn owned a 36.4% voting interest and an additional 6.64% interest that has limited veto rights.

(c) For information concerning our ownership interest in Super Media and Super Media's ownership interest in J:COM, see note 5.

(d) For financial reporting purposes, we began consolidating the results of operations of Metrópolis effective April 1, 2005. See note 5.

(e) For financial reporting purposes, we began consolidating the results of Austar effective December 31, 2005. See note 5.

The following table sets forth our share of earnings (losses) of affiliates including any charges for other-than-temporary declines in fair value:

	Year ended December 31,		
	2005	2004	2003
	amounts in thousands		
Jupiter TV	$ 27,759	$ 14,644	$ 11,775
Telenet	(33,494)	—	—
Austar	13,100	976	—
Mediatti	(6,909)	(2,331)	—
Metrópolis	(6,782)	(8,355)	(8,291)
Super Media/J:COM	—	45,092	20,341
Other	(16,623)	(11,316)	(10,086)
	$(22,949)	$ 38,710	$ 13,739

Our share of earnings (losses) of affiliates includes losses related to other-than-temporary declines in the value of our equity method investments of $29,187,000, $25,973,000 and $12,616,000 during 2005, 2004 and 2003, respectively. Such other-than-temporary losses are primarily related to TyC, Metrópolis and FPAS, which are included in other in the above tables. See note 5.

At December 31, 2005 and 2004, the aggregate carrying amount of our investments in affiliates exceeded our proportionate share of our affiliates' net assets by $566,787,000 and $757,235,000, respectively. Any calculated excess costs on investments are allocated on an estimated fair value basis to the underlying assets and liabilities of the investee. Amounts associated with assets other than goodwill and indefinite lived intangible assets are amortized over their estimated useful lives. At December 31, 2005, such estimated useful lives ranged from 5 to 10 years.

Jupiter TV

Jupiter TV, formerly Jupiter Programming Co., Ltd., a 50% joint venture formed in 1996 by our company and Sumitomo, is a programming company in Japan, which owns and invests in a variety of channels including *Shop Channel*. The functional currency of Jupiter TV is the Japanese yen.

On April 22, 2004, Jupiter TV issued 24,000 shares of Jupiter TV ordinary shares to Sumitomo for ¥6 billion ($54,260,000 as of April 22, 2004). On April 26, 2004, Jupiter TV paid ¥3 billion ($27,677,000 as of April 26, 2004) to each of our company and Sumitomo to redeem 12,000 shares of Jupiter TV ordinary shares from each shareholder. On April 27, 2004, we transferred our 100% indirect ownership interest in Liberty J-Sports, Inc. (Liberty J-Sports), the owner of an indirect minority interest in J-SPORTS Broadcasting Corporation, to Jupiter TV in exchange for 24,000 ordinary shares of Jupiter TV valued at ¥6 billion ($54,805,000 as of April 27, 2004). We recognized a $25,256,000 gain on this transaction, representing the excess of the cash received from the earlier share redemption over 50% of our historical cost basis in Liberty J-Sports.

Summarized financial information of Jupiter TV is as follows:

	December 31, 2005	December 31, 2004
	amounts in thousands	
Financial Position		
Current assets	$237,384	$150,059
Investments	70,569	67,669
Property and equipment, net	47,123	52,017
Intangible and other assets, net	59,207	36,604
Total assets	$414,283	$306,349
Current liabilities	$179,120	$108,684
Debt and capital leases	31,129	56,861
Other liabilities	6,289	3,576
Minority interest	48,667	29,840
Owners' equity	149,078	107,388
Total liabilities and equity	$414,283	$306,349

	Year ended December 31,		
	2005	2004	2003
	amounts in thousands		
Results of Operations			
Revenue	$ 793,233	$ 567,493	$ 412,013
Operating, selling, general and administrative expenses	(646,246)	(486,715)	(357,509)
Depreciation, amortization and impaiment	(23,039)	(12,977)	(10,427)
Operating income	123,948	67,801	44,077
Other, net	(68,422)	(37,704)	(21,112)
Net earnings	$ 55,526	$ 30,097	$ 22,965

Telenet

On December 16, 2004, chellomedia Belgium I BV and chellomedia Belgium II BV, UGC's indirect wholly owned subsidiaries (collectively, chellomedia Belgium), acquired LMI's wholly owned subsidiary Belgian Cable Holdings (BCH) for $121,068,000 in cash. BCH's only assets were debt securities of Callahan Partners Europe (CPE) and one of two entities majority owned by CPE (the Investcos) and related contract rights. The purchase price was equal to LMI's carrying value for the debt securities, which included an unrealized gain of $10,517,000. On December 17, 2004, UGC entered into a restructuring transaction with CPE and certain other parties. In this restructuring, BCH purchased equity of Belgian Cable Investors, LLC (Belgian Cable Investors), consisting of a 78.4% common equity interest and a 100% preferred equity interest for cash proceeds of $137,950,000 and the Investco debt security. At December 31, 2005, the accreted value of our preferred interest in Belgian Cable Investors was $182,591,000. Belgian Cable Investors then distributed $115,592,000 of these proceeds to CPE, which used the proceeds to repurchase the CPE debt securities held by Belgium Cable Investors. CPE owns the remaining 21.6% of the common equity of Belgian Cable Investors.

On October 14, 2005, Telenet completed an IPO at a price of €21 ($25.26 at the transaction date) per share of 30,553,293 ordinary shares held by existing shareholders, and 13,333,333 newly issued Telenet ordinary shares. In addition, we have been informed by Telenet that a total of 14,269 new Telenet shares were sold to employees of Telenet at a discounted price of €17.50 ($21.05 at the transaction date) in an offering open only to Telenet employees that closed on October 21, 2005. The foregoing share and per share amounts and all Telenet share amounts referenced elsewhere herein reflect a 3 for 1 stock split that was effected in connection with the Telenet IPO. In connection with the dilution of the Investcos' ownership interest in Telenet from 18.92% to 16.40% as a result of the Telenet IPO, we recorded a gain of €31,456,000 ($38,371,000 at the transaction date), which is reflected as an increase to additional paid-in capital in our consolidated statement of stockholders' equity. No deferred income taxes were required to be provided on this gain.

In connection with the Telenet IPO, one of our indirect subsidiaries, chellomedia Investments B.V. (chellomedia Investments), purchased 7,722,918 of Telenet's ordinary shares on October 14, 2005 for an aggregate cash purchase price of €160,221,000 ($193,667,000 at the transaction date). Of the 7,722,918 shares, 3,056,645 were purchased from existing shareholders as a substitute for exercising preemptive rights with respect to the primary shares sold in the offering. The remaining 4,666,273 shares were acquired from our co-investors in Telenet. As a result of the purchases, (i) chellomedia Investments and Belgian Cable Investors increased their combined economic ownership in the outstanding ordinary shares of Telenet from 14.1% to 19.89%, representing the 7,722,918 shares purchased by chellomedia Investments and Belgian Cable Investors' attributed ownership of 12,208,356 or 94.72% of the 12,888,418 shares held directly by the Investcos. Following the completion of the Telenet IPO and related transactions (including the chellomedia Investments purchases), chellomedia Investments and Belgian Cable Investors together exercise voting control over a total of 21.50% of the Telenet shares outstanding following the Telenet IPO.

Belgian Cable Investors additionally holds call options to acquire an additional 25,418,826 shares in Telenet, or 25.37% of the total shares outstanding following the Telenet IPO. The call options are priced at €20 ($23.67) per share as to 6,750,000 shares (all of which expire in August 2009, or earlier under certain circumstances) and €25 ($29.58) per share as to 18,668,826 shares (of which 10,093,041 expire in August 2007 and 8,575,785 expire in August 2009, or earlier under certain circumstances). The Investcos also hold certain warrants that are convertible into 120,000 Telenet ordinary shares at a price of €13.33 ($15.77) per share and together with one of the third party investors in the Investcos, the Investcos hold certain call options expiring on December 1, 2006 to purchase Telenet ordinary shares from another investor at a price of €25 ($29.58) per share. Belgian Cable Investors has a 66.04% interest in the warrants and call options held by the Investcos.

Following the Telenet IPO, we began accounting for the aforementioned call options and warrants as derivative instruments that are carried at fair value, with changes in fair value reported in our statements of operations. Prior to the consummation of the Telenet IPO, these instruments were included with our equity method investment in Telenet and carried at cost, subject to other-than- temporary impairment, due to the fact that the instruments did not then meet the definition of a derivative instrument.

Certain securities issued by the Investcos to third parties are mandatorily redeemable on March 30, 2050, and are redeemable at the option of the holder upon and at any time following an IPO of Telenet or the occurrence of certain other events. In connection with the consummation of the Telenet IPO on October 14, 2005, the Investcos' securities held by third parties became immediately redeemable at the option of the holder, and the Investcos redeemed €72,962,000 ($88,181,000 at the transaction date) of these securities subsequent to the Telenet IPO in October 2005. During 2005, we recorded increases to the estimated fair value of these securities aggregating €28,287,000 ($35,170,000 at the average rate during the period), including a €33,312,000 ($41,565,000 at the average rate during the period) third quarter 2005 increase that was largely associated with the increased liquidity of the underlying Telenet shares following the Telenet IPO. These fair value increases are included in interest expense in our consolidated statement of operations. We have included the remaining fair value of these mandatorily redeemable securities of €10,745,000 ($12,715,000) at December 31, 2005 in the current portion of debt and capital lease obligations in our consolidated balance sheet.

As further described in note 20, CPE has the right to require BCH to purchase all of CPE's interest in Belgian Cable Investors for the then appraised fair value of such interest during the first 30 days of every six-month period beginning in December 2007.

At December 31, 2005, the aggregate market value of the Telenet ordinary shares indirectly owned by our company was €314,914,000 ($372,635,000).

Summarized financial information of Telenet for the period in which we used the equity method to account for Telenet is as follows:

	December 31, 2005 amounts in thousands
Financial Position	
Current assets	$ 399,936
Property and equipment, net	1,116,932
Goodwill	1,201,659
Other assets, net	374,506
Total assets	$3,093,033
Current liabilities	$ 616,613
Debt	1,577,843
Other liabilities	57,444
Owners' equity	841,133
Total liabilities and equity	$3,093,033

	Year ended December 31, 2005 amounts in thousands
Results of Operations	
Revenue	$ 916,253
Operating, selling, general and administrative expenses	(505,234)
Depreciation and amortization	(246,203)
Operating income	164,816
Interest expense, net	(239,441)
Other, net	(15,852)
Net loss	$ (90,477)

Mediatti

Mediatti is a provider of cable television and high speed Internet access services in Japan. During 2004, we completed three transactions that resulted in our acquisition of 21,572 Mediatti shares for an aggregate cash purchase price of ¥6,257 million ($59,129,000). In 2005 we acquired an additional 5,863 Mediatti shares for an aggregate cash purchase price of ¥1,701 million ($15,434,000). Our interest in Mediatti is held through Liberty Japan MC, LLC, (Liberty Japan MC), a company of which we own approximately 94.6% and Sumitomo owns approximately 5.4%.

At December 31, 2005, Liberty Japan MC owned a 36.4% voting interest in Mediatti and an additional 6.64% interest that has limited veto rights in the form of Class A shares. On January 6, 2006, such Class A shares were converted into voting common stock. In February 2006, Liberty Japan MC acquired an additional 3.05% voting interest in Mediatti for cash consideration of ¥1,044 million ($8,777,000 at the transaction date). Following the February 2006 transaction, Liberty Japan MC owned a 46.09% voting interest in Mediatti.

Liberty Japan MC, Olympus Mediacom L.P. (Olympus Mediacom) and two minority shareholders of Mediatti have entered into a shareholders agreement pursuant to which Liberty Japan MC has the right to nominate three of Mediatti's seven directors and which requires that significant actions by Mediatti be approved by at least one director nominated by Liberty Japan MC.

The Mediatti shareholders who are party to the shareholders agreement have granted to each other party whose ownership interest is greater than 10%, a right of first refusal with respect to transfers of their respective interests in Mediatti. Each shareholder also has tag-along rights with respect to such transfers. Olympus Mediacom has a put right that is first exercisable during July 2008 to require Liberty Japan MC to purchase all of its Mediatti shares at the then fair value. If Olympus exercises such right, the two minority shareholders who are party to the shareholders agreement may also require Liberty Japan MC to purchase their Mediatti shares at the then fair value. If Olympus Mediacom does not exercise such right, Liberty Japan MC has a call right that is first exercisable during July 2009 to require Olympus Mediacom and the minority shareholders to sell their Mediatti shares to Liberty Japan MC at the then fair value. If both the Olympus Mediacom put right and the Liberty Japan MC call right expire without being exercised during the first exercise period, either may thereafter exercise its put or call right, as applicable, until October 2010.

Super Media/J:COM

Due to certain veto rights held by Sumitomo, we accounted for our 69.68% ownership interest in Super Media using the equity method of accounting through December 31, 2004. As a result of a February 2005 change in the governance of Super Media, we began accounting for Super Media and J:COM as consolidated subsidiaries effective January 1, 2005. For additional information, see note 5.

On August 6, 2004, J:COM used cash proceeds received pursuant to capital contributions from our company, Sumitomo and Microsoft to repay shareholder loans with an aggregate principal amount of ¥30,000 million ($275,660,000 at August 6, 2004). Such amount includes ¥14,065 million ($129,237,000 at August 6, 2004) of shareholder loans held by us that were effectively converted to equity in these transactions. Such transactions did not materially impact the J:COM ownership interests of our company, Sumitomo or Microsoft.

On December 21, 2004, we received cash proceeds of ¥42,755 million ($410,080,000 at December 21, 2004) in repayment of all principal and interest due to our company from J:COM pursuant to then outstanding shareholder loans. In connection with this transaction, we recognized a pre-tax gain of $55,350,000 in our statement of operations related to foreign currency translation gains that previously had been reflected in accumulated other comprehensive earnings (loss).

In 2003, we purchased an 8% equity interest in J:COM from Sumitomo for $141,000,000 in cash, and we and Sumitomo each converted certain shareholder loans to equity interests in J:COM.

Summarized financial information of J:COM for the periods in which we used the equity method to account for J:COM is as follows:

	December 31, 2004
	amounts in thousands
Financial Position	
Investments	$ 65,178
Property and equipment, net	2,441,196
Intangible and other assets, net	1,783,162
Total assets	$4,289,536
Debt	$2,260,805
Other liabilities	677,595
Owners' equity	1,351,136
Total liabilities and equity	$4,289,536

	Year ended December 31,	
	2004	2003
	amounts in thousands	
Results of Operations		
Revenue	$1,504,709	$1,233,492
Operating, selling, general and administrative expenses	(915,112)	(805,174)
Stock-based compensation	(783)	(840)
Depreciation and amortization	(378,868)	(313,725)
Operating income	209,946	113,753
Interest expense, net	(94,958)	(68,980)
Other, net	(15,532)	1,335
Net earnings	$ 99,456	$ 46,108

UGC

Because we had no commitment to make additional capital contributions to UGC, we suspended recording our share of UGC's losses when the carrying value of our investment in UGC was reduced to zero in 2002.

At December 31, 2003, we owned an approximate 50% economic interest and an 87% voting interest in UGC. Pursuant to certain voting and standstill arrangements, we were unable to exercise control of UGC, and accordingly, we used the equity method of accounting for our investment through December 31, 2003.

As discussed in detail in note 5, on January 5, 2004, we completed a transaction pursuant to which we gained voting control of UGC. Accordingly, UGC has been accounted for as a consolidated subsidiary and included in our financial position and results of operations since January 1, 2004.

Summarized financial information for UGC for 2003 is as follows:

	Year ended December 31, 2003
	amounts in thousands
Results of Operations	
Revenue	$ 1,891,530
Operating, selling, general and administrative expenses	(1,262,648)
Depreciation and amortization	(808,663)
Impairment of long-lived assets, restructuring charges and stock-based compensation	(476,233)
Operating loss	(656,014)
Interest expense	(327,132)
Gain on extinguishment of debt	2,183,997
Share of earnings of affiliates	294,464
Foreign currency transaction gains, net	121,612
Minority interest in losses of subsidiaries	183,182
Other, net	195,259
Net income from continuing operations	$ 1,995,368

(7) Other Investments

The following table sets forth the carrying amount of our other investments:

	December 31, 2005	December 31, 2004
	amounts in thousands	
ABC Family	$365,082	$387,380
News Corp.	85,525	102,630
SBS	—	241,500
Other	118,452	107,098
Total other investments	$569,059	$838,608

Our investments in ABC Family and News Corp. are accounted for as available-for-sale securities. We accounted for our investments in SBS and Telewest (see discussion below) as available-for-sale securities during the periods in which we held those investments.

ABC Family

At December 31, 2005, we owned a 99.9% beneficial interest in 345,000 shares of the 9% Series A preferred stock of ABC Family with an aggregate liquidation value of $345 million. The issuer is required to redeem the ABC Family preferred stock at its liquidation value on August 1, 2027, and has the option to redeem the ABC Family preferred stock at its liquidation value at any time after August 1, 2007. We have the right to require the issuer to redeem the ABC Family preferred stock at its liquidation value during the 30 day periods commencing upon August 2 of the years 2017 and 2022. Liberty Media contributed this interest to our company in connection with the spin off. We recognized dividend income on the ABC Family preferred stock of $31,050,000 during the year ended December 31, 2005 and $18,217,000 during the period from the Spin Off Date through December 31, 2004. During the fourth quarter of 2005, we recognized a $3,403,000 loss to reflect an other-than-temporary decline in the fair value of the ABC Family preferred stock held by us at December 31, 2005.

SBS

At December 31, 2004, UGC owned 6,000,000 shares or approximately 19% of the outstanding shares of SBS. On November 8, 2005, we received cash consideration of €276,432,000 ($325,554,000 at the transaction date) in connection with the disposition of our 19% ownership interest in SBS. We recorded a pre-tax gain of $89,069,000 in connection with this transaction. Consistent with our classification of our SBS shares as available-for-sale securities, the above-described gain was reflected as a component of our accumulated other comprehensive earnings (loss) account prior to its reclassification into our consolidated statement of operations.

News Corp.

Liberty Media contributed 10,000,000 shares of News Corp. Class A common stock to our company in connection with the spin off. During the fourth quarter of 2004, we sold 4,500,000 shares of News Corp. Class A common stock for aggregate cash proceeds of $83,669,000 ($29,770,000 of which was received in 2005), resulting in a pre-tax gain of $37,174,000. Accordingly, we owned 5,500,000 shares of News Corp. Class A common stock at December 31, 2005 and 2004. In August 2005, we entered into a prepaid forward sale transaction with respect to our investment in News Corp. Class A common stock. See note 10.

Other

Prior to October 2004, we held a 10% ownership interest in each of three direct-to-home satellite providers that operate in Brazil (Sky Brasil), Mexico (Sky Mexico) and Chile and Colombia (Sky Multi-Country) (collectively, Sky Latin America), which were accounted for as cost investments.

In October 2004, we sold our interest in the Sky Multi-Country DTH platform in exchange for reimbursement by the purchaser of $1,500,000 of funding provided by us in the previous few months and the release from certain guarantees described below. We were deemed to owe the purchaser $6,000,000 in respect of the Sky Multi-Country platform, which amount was offset against a separate payment we received from the purchaser as explained below. We also agreed to sell our interest in the Sky Brasil DTH platform and granted the purchaser an option to purchase our interest in the Sky Mexico DTH platform.

On October 28, 2004, we received $54 million in cash from the purchaser, which consisted of $60 million consideration payable for our Sky Brasil interest less the $6 million we were deemed to owe the purchaser in respect of the Sky Multi-Country DTH platform. The $60 million is refundable by us if the Sky Brasil transaction is terminated. It may be terminated by us or the purchaser if it has not closed by October 8, 2007 or by the purchaser if certain conditions are incapable of being satisfied. In light of the contingencies involved, we will not treat the Sky Brasil transactions as a sale for accounting purposes until such time as the necessary regulatory approvals are obtained.

Following receipt of regulatory approval, we received $88 million in cash in February 2006 upon the sale of our Sky Mexico interest to the purchaser.

Unrealized holding gains and losses

Unrealized holding gains and losses related to investments in available-for-sale securities that are included in accumulated other comprehensive earnings (loss), net of tax, are summarized as follows:

	December 31,			
	2005		2004	
	Equity securities	Debt securities	Equity securities	Debt securities
	amounts in thousands			
Gross unrealized holding gains	$30,957	$—	$92,195	$18,516
Gross unrealized holding losses	$ —	$—	$ —	$ —

(8) Derivative Instruments

The following table provides detail of the fair value of our derivative instrument assets (liabilities), net:

	December 31,	
	2005	2004
	amounts in thousands	
Cross-currency and interest rate exchange contracts	$174,572	$(23,264)
Embedded derivatives(1)	1,013	(48)
Foreign exchange contracts	6,335	(5,257)
Call and put contracts	12,859	49,218
Total return debt swaps	—	23,731
Other	830	(3,305)
Total(1)	$195,609	$ 41,075
Current asset	$ 7,328	$ 73,507
Long-term asset	227,939	2,568
Current liability	(22,453)	(14,636)
Long-term liability	(17,205)	(20,364)
Total(1)	$195,609	$ 41,075

---

(1) Excludes embedded derivative components of the UGC Convertible Notes and the prepaid forward sale of News Corp. Class A common stock, as these amounts are presented together with the host debt instrument in long-term debt and capital lease obligations in our consolidated balance sheet. See note 10.

Realized and unrealized gains (losses) on derivative instruments are comprised of the following amounts:

	Year ended December 31,		
	2005	2004	2003
	amounts in thousands		
Cross-currency and interest rate exchange contracts	$216,022	$(64,097)	$ —
Embedded derivatives(1)	69,999	23,032	—
Foreign exchange contracts	11,682	196	(22,626)
Call and put contracts	8,780	1,713	—
Total return debt swaps	—	2,384	37,804
Other	3,490	997	(2,416)
Total	$309,973	$(35,775)	$ 12,762

(1) Includes gains and losses associated with the embedded derivative component of the UGC Convertible Notes and the August 2005 prepaid forward sale of the News Corp. Class A common stock. See note 10.

Cross-currency and Interest Rate Contracts

Through our subsidiaries, we have entered into various derivative instruments to manage interest rate and foreign currency exposure. With the exception of J:COM's interest rate swaps, which as discussed below, are accounted for as cash flow hedges, we do not apply hedge accounting to our derivative instruments. Accordingly, changes in the fair values of all other derivative instruments are recorded in realized and unrealized gains (losses) on derivative instruments in our consolidated statements of operations. The terms of significant outstanding contracts at December 31, 2005, were as follows:

Cross-currency and Interest Rate Swaps:

Maturity date	Principal amount due from counterparty	Notional amount due to counterparty	Interest rate (on principal amount) due from counterparty	Interest rate (on notional amount) due to counterparty
	amounts in thousands			
UPC Broadband Holding B.V. (UPC Broadband Holding), a subsidiary of UPC Holding:				
December 2011(1)	$ 525,000	€ 393,500	LIBOR + 3.0%	EURIBOR + 3.10%
October 2012(2)	1,250,000	944,000	LIBOR + 2.5%	6.06%
	$1,775,000	€ 1,337,500		
Cablecom GmbH Cablecom GmbH), a subsidiary of Cablecom(3):				
April 2007	€ 193,333	CHF 299,792	9.74%	8.33%
April 2007	96,667	149,896	9.74%	8.41%
	€ 290,000	CHF 449,688		

(1) Swap contract effectively converts the indicated principal amount of UPC Broadband Holding's U.S. dollar-denominated LIBOR-indexed floating rate debt to Euro-denominated EURIBOR-indexed floating rate debt.

(2) Swap contract effectively converts the indicated principal amount of UPC Broadband Holding's U.S. dollar-denominated LIBOR-indexed floating rate debt to Euro-denominated fixed rate debt.

(3) Swap contract effectively converts the indicated principal amount of Cablecom Luxembourg's Euro-denominated fixed-rate debt to CHF-denominated fixed-rate debt.

Interest Rate Swaps:

Maturity date	Notional amount		Variable interest rate due from counterparty	Fixed interest rate due to counterparty
	amounts in thousands			
UPC Broadband Holding(1):				
January 2006	€	525,000	EURIBOR	2.26%
January 2006		550,000	EURIBOR	2.33%
April 2010		1,000,000	EURIBOR	3.28%
September 2012		500,000	EURIBOR	2.96%
	€	2,575,000		
LG Switzerland(2)				
April 2007	€	560,072	EURIBOR	2.82%
Cablecom Luxembourg S.C.A. (Cablecom Luxembourg), a subsidiary of Cablecom and the parent of Cablecom GmbH(3):				
December 2010	CHF	618,480	CHF LIBOR	2.19%
December 2012		711,520	CHF LIBOR	2.34%
	CHF	1,330,000		
Austar(4):				
December 2006	AUD	165,000	AUD LIBOR	5.67%
January 2009		115,800	AUD LIBOR	5.72%
	AUD	280,800		
Puerto Rico subsidiary(5):				
May 2007	$	31,875	LIBOR	3.75%
May 2009		31,875	LIBOR	3.98%
	$	63,750		
VTR(6):				
June 2012	CLP	140,401,800	TAB	7.01%

Maturity date	Notional amount		Variable interest rate due from counterparty	Fixed interest rate due to counterparty
	amounts in thousands			
J:COM(7):				
June 30, 2009	¥	33,798,240	TIBOR	0.52%
December 30, 2009		5,500,000	TIBOR	0.55%
December 30, 2009		1,500,000	TIBOR	0.69%
December 30, 2009		3,000,000	TIBOR	0.70%
	¥	43,798,240		

(1) Each contract effectively fixes the EURIBOR on the indicated principal amount of UPC Broadband Holding's Euro-denominated debt.

(2) At December 31, 2005, this contact effectively fixed the EURIBOR rate on the indicated principal amount of LG Switzerland's Euro-denominated debt. The notional amount of this contract increases rateably through January 2007 to a maximum amount of €597,798,000 ($707,370,000) and remains at that level through the maturity date of the contract.

(3) Each contract effectively fixes the CHF LIBOR on the indicated principal amount of Cablecom Luxembourg's CHF-denominated debt.

(4) Each contract effectively fixes the Australian dollar (AUD) LIBOR on the indicated principal amount of Austar's AUD-denominated debt.

(5) Each contract effectively fixes the LIBOR on the indicated principal amount of the U.S. dollar-denominated debt of our Puerto Rico subsidiary.

(6) Contract effectively fixes the 90-day Chilean peso-denominated TAB (Tasa Activa Bancaria) on the indicated principal amount of VTR's CLP-denominated debt.

(7) These swap agreements effectively fix the TIBOR (Tokyo Interbank Offered Rate) component of the variable interest rates on borrowings pursuant to J:COM's Credit Facility (see note 10). J:COM accounts for these derivative instruments as cash flow hedging instruments. Accordingly, the effective component of the change in the fair value of these instruments is reflected in other comprehensive earnings (loss), net.

Interest Rate Caps:

Each contract caps the EURIBOR rate on the indicated principal amount of UPC Broadband Holding's Euro-denominated debt, as detailed below:

Start date	Maturity date	Principal amount	Cap level
		amounts in thousands	
UPC Broadband Holding:			
January 2005	January 2006	€1,500,000	3.0%
July 2005	January 2006	€1,100,000	3.0%
January 2006	July 2006	€ 900,000	4.0%
January 2006	January 2007	€ 600,000	4.0%
July 2006	January 2007	€ 400,000	4.0%
January 2007	January 2008	€ 750,000	3.5%

Embedded Derivatives

Our embedded derivatives include the equity derivative that is embedded in the UGC Convertible Notes, the equity derivative that is embedded in the prepaid forward sale of News Corp. Class A common stock and other less significant embedded derivatives. For additional information concerning the UGC Convertible Notes and the prepaid forward transaction, see note 10.

Foreign Exchange Contracts

Several of our subsidiaries have outstanding foreign currency forward contracts. A currency forward is an agreement to exchange cash flows denominated in different currencies at a specified future date (the maturity date) and at a specified exchange rate (the forward exchange rate) agreed on the trade date. Changes in the fair value of these contracts are recorded in realized and unrealized gains (losses) on derivative instruments in our consolidated statements of operations. The following table summarizes our outstanding foreign currency forward contracts at December 31, 2005:

	Amounts converted		
	Local currency	Foreign currency	Maturity dates
	amounts in thousands		
UPC Broadband Holding	NOK 876,280	€109,320	January 2006
J:COM	¥ 1,033,000	$ 8,882	February — May 2006
VTR	CLP 16,408,905	$ 30,000	January — December 2006
LG Switzerland	CHF 925,133	€606,446	April 2007
Austar	AUD 62,987	$ 46,150	January 2006 — December 2007

CCC Put Right

In connection with VTR's April 2005 acquisition of Metrópolis, UGC granted a put right to CCC with respect to the 20% interest in VTR owned by CCC. We account for the CCC Put Right at fair value, with changes in fair value reported in realized and unrealized gains (losses) on derivative instruments, net. For additional information, see note 5.

Telenet Call Options and Warrants

As described in greater detail in note 6, Belgian Cable Investors and the Investcos own certain call options and warrants. Following the Telenet IPO (see note 6), we began accounting for the Telenet call options and warrants as derivative instruments that are carried at fair value, with changes in fair value reported in our statements of operations.

Call Agreements on LGI Series A common stock

During the fourth quarter of 2004, we paid aggregate cash consideration of $47,505,000 to enter into call option contracts pursuant to which we contemporaneously (i) sold call options on 1,210,000 shares of LGI Series A common stock and 1,210,000 shares of LGI Series C common stock at combined exercise prices ranging from $39.5236 to $41.7536, and (ii) purchased call options on an equivalent number of shares of LGI Series A common stock and LGI Series C common stock with an exercise price of zero. We received cash proceeds of $49,387,000 in connection with the expiration of these contracts during the first quarter of 2005. We accounted for these call agreements as derivative assets due to the fact that the agreements did not meet all of the requirements of EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock* (EITF 00-19), for classification as equity instruments.

Total Return Debt Swaps

At December 31, 2004, we were a party to total return debt swaps in connection with (i) bank debt of UPC Broadband Holding, and (ii) public debt of Cablevisión. Under the total return debt swaps, a counterparty purchased a specified amount of the underlying debt security for the benefit of our company. We posted collateral with the counterparties equal to 30% of the counterparty's purchase price for the purchased indebtedness of UPC Broadband Holding and 90% of the counterparty's purchase price for the purchased indebtedness of Cablevisión. We recorded a derivative asset equal to the posted collateral and such asset is included in other assets in our consolidated balance sheets. We earned interest income based upon the face amount and stated interest rate of the underlying debt securities, and paid interest expense at market rates on the amount funded by the counterparty. If the fair value of the underlying purchased indebtedness of UPC Broadband Holding declined by 10% or more, we were required to post cash collateral for the decline, and we recorded an unrealized loss on derivative instruments. The cash collateral related to UPC Broadband Holding indebtedness was further adjusted up or down for subsequent changes in the fair value of the underlying indebtedness or for foreign currency exchange rate movements involving the euro and U.S. dollar.

During the fourth quarter of 2004, we received cash proceeds of $35,800,000 in connection with the termination of a portion of the UPC Broadband Holding total return swap. During the first quarter of 2005, we received cash proceeds of $22,642,000 upon termination of the Cablevisión and UPC Broadband Holding total return swaps.

(9) Long-lived Assets

Property and Equipment

The details of property and equipment and the related accumulated depreciation are set forth below:

	December 31,	
	2005	2004
	amounts in thousands	
Cable distribution systems	$ 8,442,910	$ 4,393,841
Support equipment, buildings and land	1,278,566	910,067
	9,721,476	5,303,908
Accumulated depreciation	(1,730,184)	(1,000,809)
Net property and equipment	$ 7,991,292	$ 4,303,099

During the second quarter of 2004, UGC recorded an impairment of $16,111,000 on certain tangible fixed assets of its wholly owned subsidiary, Priority Telecom. The impairment assessment was triggered by competitive factors in 2004 that led to greater than expected price erosion and the inability to reach forecasted market share. Fair value of the tangible assets was estimated using a discounted cash flow analysis, along with other available market data. In the fourth quarter of 2004, UGC recorded an impairment of $10,955,000 related to certain tangible fixed assets in The Netherlands.

Depreciation expense related to our property and equipment was $1,333,023,000, $851,070,000 and $14,642,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005 and 2004, the amount of property and equipment, net, recorded under capital leases was $342,717,000 and $35,429,000, respectively. Amortization of assets under capital leases is included in depreciation and amortization in our consolidated statements of operations. Equipment under capital leases is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

During the year ended December 31, 2005, we recorded $153,247,000 of non-cash increases to our property and equipment as a result of assets acquired under capital lease arrangements. Most of these lease arrangements were entered into by J:COM.

Goodwill

Changes in the carrying amount of goodwill for the year ended December 31, 2005 were as follows:

	January 1, 2005	LGI Combination	Other acquisitions	Reclassified to discontinued operations	Release of pre-acquisition valuation allowances	Foreign currency translation adjustments and other	December 31, 2005
				amounts in thousands			
Europe (Europe Broadband)							
The Netherlands	$ 823,496	$ 573,801	$ —	$ —	$ (5,570)	$(120,840)	$1,270,887
Switzerland	—	—	2,196,749	—	—	(31,337)	2,165,412
France	6,494	66,611	26,795	—	(386)	(5,073)	94,441
Austria	545,214	183,880	—	—	(7,356)	(75,667)	646,071
Other Western Europe	282,048	200,026	208,053	(122,876)	(2,008)	(73,241)	492,002
Total Western Europe	1,657,252	1,024,318	2,431,597	(122,876)	(15,320)	(306,158)	4,668,813
Hungary	192,984	198,548	—	—	(887)	(38,312)	352,333
Other Central and Eastern Europe	121,383	218,291	289,998	—	(3,065)	(13,254)	613,353
Total Central and Eastern Europe	314,367	416,839	289,998	—	(3,952)	(51,566)	965,686
Total Europe (Europe Broadband)	1,971,619	1,441,157	2,721,595	(122,876)	(19,272)	(357,724)	5,634,499
Japan (J:COM)(1)	2,077,861	—	123,765	—	(40,261)	(155,110)	2,006,255
Chile (VTR)	199,086	101,482	226,941	—	(26,362)	68,746	569,893
Corporate and Other	293,998	74,685	443,863	—	—	(3,122)	809,424
Total LGI(1)	$4,542,564	$1,617,324	$3,516,164	$(122,876)	$(85,895)	$(447,210)	$9,020,071

(1) The January 1, 2005 balance for J:COM includes $1,875,285,000 that is associated with the January 1, 2005 consolidation of Super Media/J:COM. See note 5.

Changes in the carrying amount of goodwill for the year ended December 31, 2004 were as follows:

	January 1, 2004	Acquisitions	Release of pre-acquisition valuation allowance	Impairments	Foreign currency translation adjustments	December 31, 2004
			amounts in thousands			
Europe (Europe Broadband)						
The Netherlands	$ —	$ 771,672	$ (6,748)	$ —	$ 58,572	$ 823,496
France	—	6,344	—	—	150	6,494
Austria	—	509,505	(3,292)	—	39,001	545,214
Other Western Europe	—	263,491	(5,095)	—	23,652	282,048
Total Western Europe	—	1,551,012	(15,135)	—	121,375	1,657,252
Hungary	—	173,838	(8,137)	—	27,283	192,984
Other Central and Eastern Europe	—	134,753	(30,233)	—	16,863	121,383
Total Central and Eastern Europe	—	308,591	(38,370)	—	44,146	314,367
Total Europe (Europe Broadband)	—	1,859,603	(53,505)	—	165,521	1,971,619
Japan (J:COM)	202,576	—	—	—	—	202,576
Chile (VTR)	—	191,785	(4,575)	—	11,876	199,086
Corporate and Other	323,000	—	—	(29,000)	(2)	293,998
Total LGI	$525,576	$2,051,388	$(58,080)	$(29,000)	$177,395	$2,667,279

During the years ended December 31, 2005 and 2004, certain of our subsidiaries reversed valuation allowances for deferred tax assets in various tax jurisdictions due to the realization or expected realization of tax benefits from these assets. The valuation allowances were originally recorded as part of the purchase accounting adjustments related to previous purchase method business combinations.

During 2004, we recorded a $26,000,000 impairment of goodwill associated with a subsidiary that operates in Latin America, and a $3,000,000 impairment of goodwill associated with one or our equity affiliates. The impairment assessment for the Latin America subsidiary was triggered by our determination that it was more-likely-than-not that we will sell the Latin America subsidiary. Accordingly, the fair value used to assess the recoverability of the enterprise level goodwill associated with the Latin America subsidiary was based on the value that we would expect to receive upon any sale of the Latin America subsidiary.

Indefinite-lived Intangible Assets

During 2005, we recognized a $7,550,000 impairment charge to reduce the carrying value of the intangible asset associated with our franchise rights in Puerto Rico to its estimated fair value of $155,900,000. The estimated fair value was based on a discounted cash flow analysis.

Intangible Assets Subject to Amortization, Net

The details of our amortizable intangible assets are set forth below:

	December 31, 2005	December 31, 2004
	amounts in thousands	
Gross carrying amount		
Customer relationships	$1,600,279	$426,213
Other	75,204	31,420
	$1,675,483	$457,633
Accumulated amortization		
Customer relationships	$ (65,140)	$(69,038)
Other	(8,537)	(5,996)
	$ (73,677)	$(75,034)
Net carrying amount		
Customer relationships	$1,535,139	$357,175
Other	66,667	25,424
	$1,601,806	$382,599

Amortization of intangible assets with finite useful lives was $121,840,000, $64,678,000 and $472,000 in 2005, 2004 and 2003, respectively. Based on our current amortizable intangible assets, we expect that amortization expense will be as follows for the next five years and thereafter (amounts in thousands):

2006	$ 214,667
2007	212,827
2008	209,285
2009	186,204
2010	183,921
Thereafter	594,902
Total	$1,601,806

(10) Debt

The U.S. dollar equivalents of the components of our company's consolidated debt and capital lease obligations are as follows:

	December 31, 2005	December 31, 2004
	amounts in thousands	
Debt:		
UPC Broadband Holding Bank Facility	$ 4,052,837	$3,927,830
J:COM Credit Facility	1,059,771	—
UPC Holding Senior Notes	946,634	—
UGC Convertible Notes	565,471	655,809
Cablecom Luxembourg Floating Rate Notes	789,327	—
Cablecom Luxembourg Fixed Rate Notes	384,655	—
Cablecom Luxembourg Bank Facility	204,297	—
LG Switzerland PIK Loan	650,811	—
VTR Bank Facility	341,437	97,941
Other	730,953	262,812
Total debt	9,726,193	4,944,392
Capital lease obligations:		
J:COM	326,603	—
Other subsidiaries	62,176	48,354
Total capital lease obligations	388,779	48,354
Total debt and capital lease obligations	10,114,972	4,992,746
Current maturities	(269,947)	(36,827)
Total long-term debt and capital lease obligations	$ 9,845,025	$4,955,919

UPC Broadband Holding Bank Facility

The UPC Broadband Holding Bank Facility is the senior secured credit facility of UPC Broadband Holding. The UPC Broadband Holding Bank Facility, as amended, is secured by a pledge over the shares of UPC Broadband Holding and the shares of UPC Broadband Holding's majority-owned operating companies. The UPC Broadband Holding Bank Facility is also guaranteed by UPC Holding, the immediate parent of UPC Broadband Holding, and is senior to other long-term debt obligations of UPC Broadband Holding and UPC Holding. The agreement governing the UPC Broadband Holding Bank Facility contains covenants that limit among other things, UPC Broadband Holding's ability to merge with or into another company, acquire other companies, incur additional debt, dispose of any assets unless in the ordinary course of business, enter into or guarantee a loan and enter into a hedging arrangement.

The agreement also restricts UPC Broadband Holding from transferring funds to its parent company (and indirectly to LGI) through loans, advances or dividends. If a change of control occurs, as defined in the UPC Broadband Holding Bank Facility, the facility agent may cancel each Facility and demand full payment. The UPC Broadband Holding Bank Facility requires compliance with various financial covenants such as: (i) senior debt to annualized EBITDA (as defined in the UPC Broadband Holding Bank Facility),

(ii) EBITDA to total cash interest, (iii) EBITDA to senior debt service, (iv) EBITDA to senior interest and (v) total debt to annualized EBITDA.

The U.S. dollar equivalents of the components of the UPC Broadband Holding Bank Facility are as follows:

		December 31, 2005				December 31, 2004
Facility	Denomination Currency	Maturity	Interest rate (3)	Unused borrowing capacity (2)	Outstanding principal amount	Outstanding principal amount
				amounts in thousands		
A(1)(2)	Euro	June 30, 2008	EURIBOR + 2.75%	$591,646	$ —	$ —
B	Euro	—	—	—	—	1,581,927
C1	Euro	—	—	—	—	60,464
C2	USD	—	—	—	—	176,020
E	Euro	—	—	—	—	1,393,501
F1(1)	Euro	December 31, 2011	EURIBOR + 4.0%	—	165,661	190,918
F2(1)	USD	December 31, 2011	LIBOR + 3.5%	—	525,000	525,000
G(1)	Euro	April 1, 2010	EURIBOR + 2.50%	—	1,183,292	—
H1(1)	Euro	September 30, 2012	EURIBOR + 2.75%	—	650,811	—
H2(1)	USD	September 30, 2012	LIBOR + 2.75%	—	1,250,000	—
I(1)(2)	Euro	April 1, 2010	EURIBOR + 2.50%	313,573	278,073	—
Total				$905,219	$4,052,837	$3,927,830

(1) The interest rate margin is variable based on certain leverage ratios.

(2) Facility A is a revolving credit facility and Facility I is a redrawable term loan facility. The borrowing capacity under each facility can be used to finance additional permitted acquisitions and for general corporate purposes, subject to covenant compliance. Based on the December 31, 2005 covenant compliance calculations, the aggregate amount that was available for borrowing under these Facilities was approximately €229 million ($271 million), subject to the completion of UPC Holding's fourth quarter bank reporting requirements. Facility A and Facility I provide for an annual commitment fee of 0.75% of the unused portion of each Facility.

(3) Interest rate information shown in the table does not reflect the impact of interest rate exchange agreements. As of December 31, 2005, the EURIBOR rates ranged from 2.10% to 2.46% and the LIBOR rates ranged from 3.69% to 4.05%. Excluding the effects of interest rate exchange agreements, the weighted-average interest rate on all Facilities at December 31, 2005 was approximately 5.75%.

On December 15, 2005 UPC Broadband Holding entered into amendments that waive the application of certain restrictive covenants contained in the UPC Broadband Holding Bank Facility to the disposition of entities comprising UPC Broadband Holding's Scandinavian cable business. Pursuant to the terms of the amendments, a portion of the proceeds generated by such disposition, in an amount equal to four times the annualized EBITDA (as defined in the UPC Broadband Holding Bank Facility) of the disposed entities for the last two financial quarters for which financial information has been provided to the lenders, must be applied towards prepayment of borrowings under the UPC Broadband Holding Bank Facility. On January 24, 2006, a portion of the proceeds from the sale of UPC Norway of approximately €175 million ($214 million at the transaction date) were applied toward the prepayment of Facility I under the UPC Broadband Holding Bank Facility. The amount repaid may be reborrowed subject to covenant compliance.

J:COM Credit Facility

On December 15, 2005, J:COM executed a ¥155 billion ($1.314 billion) credit facility agreement with a syndicate of banks led by The Bank of Tokyo-Mitsubishi, Ltd., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation (the J:COM Credit Facility). Borrowings may be made under the J:COM Credit Facility on a senior, unsecured basis pursuant to three facilities: a ¥30 billion ($254 million) five-year revolving credit loan (the Revolving Loan); an ¥85 billion ($721 million) five-year amortizing term loan (the Tranche A Term Loan); and a ¥40 billion ($339 million) seven-year amortizing term loan (the Tranche B Term Loan). On December 21, 2005 the proceeds of the term loans were used, together with available cash, to repay in full outstanding loans totaling ¥128 billion ($1.1 billion at the transaction date), under J:COM's then existing credit facilities. In connection with the repayment of these loans, J:COM recorded a loss on extinguishment of debt of ¥2,469 million ($21,066,000 at the average exchange rate for the period) representing the write-off of the related unamortized deferred financing costs.

All three loans bear interest equal to TIBOR plus a variable margin to be adjusted based on the leverage ratio of J:COM. The weighted-average interest rate, including applicable margins, on the outstanding Term Loans at December 31, 2005 was approximately 0.533%. Borrowings under the revolving loan may be used by J:COM for general corporate purposes. Amounts drawn under the Tranche A Term Loan have a final maturity date of December 31, 2010, and amortize in quarterly installments commencing March 31, 2006. Amounts drawn under the Tranche B Term Loan have a final maturity date of December 31, 2012, and amortize in quarterly installments commencing March 31, 2011. The final maturity date of all revolving loans is December 31, 2010. The J:COM Credit Facility Agreement contains customary conditions to drawdowns, financial and other covenants and events of default. At December 31, 2005 ¥30 billion ($254,345,000) was available for borrowing under the J:COM Credit Facility. The J:COM Credit Facility provides for an annual commitment fee of 0.20% on the unused portion.

UPC Holding Senior Notes

On July 29, 2005 UPC Holding issued €500 million ($607 million at the borrowing date) principal amount of 7.75% Senior Notes. On October 10, 2005, UPC Holding issued €300 million ($363 million at the borrowing date) principal amount of 8.625% Senior Notes. Both issues of the UPC Holding Senior Notes mature on January 15, 2014.

Both issues of the UPC Holding Senior Notes are senior obligations that rank equally with all of the existing and future senior debt and senior to all existing and future subordinated debt of UPC Holding. The UPC Holding Senior Notes are secured by a first-ranking pledge of all shares of UPC Holding.

At any time prior to July 15, 2008, UPC Holding may redeem some or all of the UPC Holding Senior Notes by paying a "make-whole" premium, which is the present value of all scheduled interest payments until July 15, 2008 using the discount rate equal to the yield of the comparable German government bond (BUND) issue as of the redemption date plus 50 basis points.

At any time on or after July 15, 2008, UPC Holding may redeem some or all of the UPC Holding Senior Notes at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts, if any, to the applicable redemption date, if redeemed during the twelve-month period commencing on July 15 of the years set out below:

Year	Redemption price	
	7.75% Senior Notes	8.625% Senior Notes
	Percentage of principal amount	
2008	107.750%	108.625%
2009	103.875%	104.313%
2010	101.938%	102.156%
2011 and thereafter	100.000%	100.000%

In addition, at any time prior to July 15, 2008, UPC Holding may redeem up to 35% of the UPC Holding Senior Notes (at redemption price of 107.75% and 108.625% of the respective principal amounts) with the net proceeds from one or more specified equity offerings.

UPC Holding may redeem all of the UPC Holding Senior Notes at a price equal to their principal amount plus accrued and unpaid interest upon the occurrence of certain changes in tax law. If UPC Holding or certain of its subsidiaries sell certain assets or experience specific changes in control, UPC Holding must offer to repurchase the UPC Holding Senior Notes at a redemption price of 101%.

UGC Convertible Notes

On April 6, 2004, UGC completed the offering and sale of €500.0 million ($604.6 million based on the April 6, 2004 exchange rate) 1¾% euro-denominated convertible senior notes (UGC Convertible Notes) due April 15, 2024. Interest is payable semi-annually on April 15 and October 15 of each year. The UGC Convertible Notes are senior unsecured obligations that rank equally in right of payment with all of UGC's existing and future senior and unsecured indebtedness and ranks senior in right of payment to all of UGC's existing and future subordinated indebtedness. The UGC Convertible Notes are effectively subordinated to all existing and future indebtedness and other obligations of UGC's subsidiaries. The indenture governing the UGC Convertible Notes (the Indenture) does not contain any financial or operating covenants. The UGC Convertible Notes may be redeemed at UGC's option, in whole or in part, on or after April 20, 2011 at a redemption price in euros equal to 100% of the principal amount, together with accrued and unpaid interest. Holders of the UGC Convertible Notes have the right to tender all or part of their notes for purchase by UGC on April 15, 2011, April 15, 2014 and April 15, 2019, for a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest. If a change in control (as defined in the Indenture) has occurred, each holder of the UGC Convertible Notes may require UGC to purchase their notes, in whole or in part, at a price equal to 100% of the principal amount, plus accrued and unpaid interest. The UGC Convertible Notes are convertible into 11,044,375 shares of LGI Series A common stock and 11,044,375 shares of LGI Series C common stock at an aggregate conversion price of €45.2719 for one share of LGI Series A common stock and one share of LGI Series C common stock, which was equivalent to a conversion price of $55.68 for one share of LGI Series A common stock and one share of LGI Series C common stock and a conversion rate of 22.09 shares of LGI Series A common stock and 22.09 shares of LGI Series C common stock per €1,000 principal amount of the UGC Convertible Notes on the date of issue. Holders of the UGC Convertible Notes may surrender their notes for conversion prior to maturity in the following circumstances: (1) the price of LGI Series A common stock reaches a specified threshold, (2) the combined price of LGI Series A common stock and LGI Series C common stock reaches a specified threshold, (3) UGC has called the UGC Convertible Notes for redemption, (4) the trading price for the UGC Convertible Notes falls below either of two specified thresholds or (5) we make certain distributions to holders of LGI Series A common stock or specified corporate transactions occur.

The UGC Convertible Notes are compound financial instruments that contain a foreign currency debt component and an equity component that is indexed to LGI Series A common stock, LGI Series C common stock and to currency exchange rates (euro to U.S. dollar). We account for the embedded equity derivative separately at fair value, with changes in fair value reported in our consolidated statements of operations. The fair value of the embedded equity derivative and the accreted value of the debt host contract are presented together in the caption long-term debt and capital lease obligations in our consolidated balance sheet, as follows:

	December 31,	
	2005	2004
	amounts in thousands	
Debt host contract	$437,439	$462,164
Embedded equity derivative	128,032	193,645
	$565,471	$655,809

Cablecom Luxembourg Senior Notes

At December 31, 2005, the Cablecom Luxembourg Senior Notes were comprised of CHF259,000,000 ($196,913,000) principal amount of Cablecom Luxembourg Series A Floating Rate Senior Secured Notes due 2010 (the Cablecom Luxembourg Series A CHF Notes), €157,900,000 ($186,842,000) principal amount of Cablecom Luxembourg Floating Rate Senior Secured Notes due 2010 (the Cablecom Luxembourg Series A Euro Notes) and €335,700,000 ($397,231,000) principal amount of Cablecom Luxembourg Series B Floating Rate Senior Secured Notes due 2012 (the Cablecom Luxembourg Series B Euro Notes, and together with the Cablecom Luxembourg Series A CHF Notes and Cablecom Luxembourg Series A Euro Notes, the Cablecom Luxembourg Floating Rate Notes) and €289,900,000 ($343,036,000) principal amount of 9.375% Senior Notes due 2014 (the Cablecom Luxembourg Fixed Rate Notes). The principal amounts disclosed in this paragraph do not include the premiums recorded as a result of the application of purchase accounting in connection with the Cablecom Acquisition.

In connection with the Cablecom Acquisition, under the terms of the Indentures for the Cablecom Luxembourg Senior Notes, Cablecom Luxembourg was required to effect a change of control offer (the Change of Control Offer) for the Cablecom Luxembourg Senior Notes at 101% of their respective principal amounts. Pursuant to the Change of Control Offer, Cablecom Luxembourg on December 8, 2005 used CHF268,711,000 of proceeds from the Facility A term loan under the Cablecom Luxembourg Bank Facility (see below) to (i) purchase CHF132,983,000 ($101,719,000 at the transaction date) of the Cablecom Luxembourg Series A CHF Notes, (ii) purchase €42,817,000 ($50,456,000 at the transaction date) of the Cablecom Luxembourg Series A Euro Notes, (iii) purchase €39,984,000 ($47,118,000 at the transaction date) principal amount of the Cablecom Luxembourg Series B Euro Notes and (iv) fund the costs and expenses of the Change of Control Offer. All of the purchased amounts set forth above include principal, call premium and accrued interest.

On January 20, 2006, Cablecom Luxembourg used the remaining available proceeds from the Facility A and Facility B term loans under the Cablecom Luxembourg Bank Facility to fund the redemption of all of the Cablecom Luxembourg Floating Rate Notes that were not tendered in the Change of Control Offer (the Redemption). The Redemption price paid was 102% of their respective principal amounts plus accrued and unpaid interest through the Redemption date.

The Cablecom Luxembourg Fixed Rate Notes mature on April 15, 2014. The indenture for the Cablecom Luxembourg Fixed Rate Notes includes customary restrictive covenants and events of default.

At any time prior to April 15, 2007, Cablecom Luxembourg may from time to time, redeem up to an aggregate of 40% of the original principal amount of the Cablecom Luxembourg Fixed Rate Notes with the net cash proceeds of one or more equity offerings at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

At any time on or after April 15, 2007, Cablecom Luxembourg may redeem some or all of the Cablecom Luxembourg Fixed Rate Notes at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period commencing on April 15 of the years set out below:

Year	Percentage
2007	109.375%
2008	107.031%
2009	104.688%
2010	103.125%
2011	101.563%
2012 and thereafter	100.000%

In addition, Cablecom Luxembourg may redeem all, but not less than all, of the Cablecom Luxembourg Fixed Rate Notes in the event of specified developments affecting taxation at a redemption price equal to 100% of the principal amount thereof with accrued and unpaid interest.

The Cablecom Luxembourg Fixed Rate Notes are contractually subordinated to the Cablecom Luxembourg Bank Facility and are structurally subordinated to the obligations of Cablecom GmbH.

Cablecom Luxembourg Bank Facility

On December 5, 2005, Cablecom Luxembourg and Cablecom GmbH entered into a facilities agreement (the Cablecom Luxembourg Bank Facility) with certain banks and financial institutions as lenders. The Cablecom Luxembourg Bank Facility provides the terms and conditions upon which (i) the lenders have made available to Cablecom Luxembourg two term loans (Facility A and Facility B) in an aggregate principal amount not to exceed CHF1.330 billion ($1.011 billion) and (ii) the revolving lenders under Cablecom GmbH's existing CHF150 million ($114 million) revolving credit facility (the Existing Revolving Facility) have agreed to make available to Cablecom GmbH and certain of its subsidiaries a revolving credit facility in an aggregate principal amount not to exceed CHF150 million ($114 million) in replacement of the Existing Revolving Facility. The lenders under the Existing Revolving Facility waived their prepayment right resulting from the change of control triggered by the Cablecom Acquisition. The term loans are secured by a pledge of the shares of Cablecom GmbH, as well as the assignment of certain inter-company notes. Amounts owing under the revolving credit facility will be guaranteed by Cablecom Luxembourg.

The Facility A term loan, which matures December 31, 2010, was available to be drawn in Swiss Francs up to an aggregate principal amount of CHF618 million ($470 million), with CHF268,711,000 ($204,297,000) outstanding at December 31, 2005. The interest rate applicable to the Facility A term loan, which was 3.45% at December 31, 2005, is equal to CHF LIBOR plus a margin of 2.50% through June 5, 2007 (and thereafter the margin adjusts based on a leverage ratio) plus any mandatory costs. The remaining availability under the Facility A term loan was drawn in January 2006 to fund the Redemption.

The Facility B term loan, which is due September 30, 2012, was available to be drawn in Swiss Francs, U.S. Dollars or Euros up to an aggregate principal amount equivalent to CHF712 million ($541 million), with no principal outstanding at December 31, 2005. The interest rate applicable to principal denominated in Swiss Francs under the Facility B term loan is equal to CHF LIBOR plus a margin of 2.75% for the first nine months following draw-down and thereafter 2.50% plus, in each case, any mandatory costs. The interest rate applicable to principal denominated in Euros under the Facility B term loan is equal to EURIBOR plus a margin of 2.50% plus any mandatory costs. In January 2006, we borrowed the full availability under the Facility B term loan in the form of CHF355,760,000 ($277,279,000 at the redemption date) and €229,523,000 ($277,570,000 at the redemption date) to fund the Redemption.

The revolving credit facility, which matures December 31, 2010, had no outstanding principal amount at December 31, 2005. The interest rate applicable to the revolving credit facility is LIBOR plus a margin of 2.25%. The unused borrowing capacity (CHF150 million ($114 million) at December 31, 2005) incurs an annual commitment fee of 0.75%. Borrowing availability under the revolving credit facility is subject to covenant compliance.

The term loans and the revolving credit facility are subject to scheduled repayment dates. In addition, the term loans and the revolving credit facility must be prepaid on the occurrence of certain events, including a "change of control" of UGC Europe, Inc., Cablecom, Cablecom Luxembourg or Cablecom GmbH. The term loans and the revolving credit facility may also be voluntarily prepaid in whole or in part, without premium or penalty but subject to break funding costs.

The Cablecom Luxembourg Bank Facility includes an accession mechanism under which the term loan lenders have agreed to roll their participations in the term loans into the UPC Broadband Holding Bank Facility at the election of Cablecom Luxembourg at any time, subject to there being no actual event of default (as defined therein) under the Cablecom Luxembourg Bank Facility or actual or potential event of default (as defined therein) under the UPC Broadband Holding Bank Facility and provided that any amendments or waivers granted by the lenders under the UPC Broadband Holding Bank Facility have been approved by the applicable term loan lenders.

In addition to customary restrictive covenants and events of default, the Cablecom Luxembourg Bank Facility requires Cablecom Luxembourg to maintain certain ratios of total debt to EBITDA (as defined therein), senior debt to EBITDA, EBITDA to total cash interest and EBITDA to debt service.

LG Switzerland PIK Loan

The new €550 million ($667 million at the borrowing date), 9.5 year split-coupon floating rate PIK Loan was executed on October 7, 2005 pursuant to a PIK Loan Facility Agreement, dated September 30, 2005 as amended and restated on October 10, 2005 (the PIK Loan Facility). The PIK Loan Facility bears interest at a rate per annum equal to (i) 3-month EURIBOR (payable quarterly in cash), which was 2.22% at December 31, 2005, plus (ii) a margin of 1.75% (payable quarterly in cash), plus (iii) a PIK margin of 6.50% (to be capitalized and added to principal at the end of each interest period or, at the election of LG Switzerland, paid in cash) plus (iv) with respect to any period, or part thereof, after April 15, 2008, an additional PIK margin of 2.50% (to be capitalized and added to principal at the end of each interest period or, at the election of LG Switzerland, paid in cash). The net proceeds received from the PIK Loan of €531.7 million ($647.8 million at the borrowing date), less €50 million ($60.9 million at the borrowing date) placed in escrow to secure cash interest payments, were used to finance the Cablecom Acquisition.

The PIK Loan is unsecured senior debt of LG Switzerland and pari passu or senior in right of payment to all other indebtedness of LG Switzerland. The PIK Loan is structurally subordinated to all indebtedness of LG

Switzerland's subsidiaries, including the Cablecom Luxembourg Bank Facility and the Cablecom Luxembourg Senior Notes and any other future debt incurred by LG Switzerland's subsidiaries. The PIK Loan is not guaranteed by Cablecom or any of its subsidiaries.

The PIK Loan may not be optionally prepaid prior to April 16, 2007. From and following April 16, 2007, the PIK Loan may be prepaid by LG Switzerland in designated minimum amounts. Optional prepayments during the 12-month period beginning on April 16, 2007 will be made at par. Optional prepayments from and following April 16, 2008 will be made at 102% of par. The PIK Loan matures on April 15, 2015.

The PIK Loan Facility contains covenants and events of default similar to the covenants governing the Cablecom Luxembourg Fixed Rate Notes described above. In addition, the PIK Loan Facility requires LG Switzerland to make a prepayment offer at 101% of par following a "change of control."

VTR Bank Facility

VTR has a Chilean peso-denominated seven-year amortizing term senior secured credit facility (as amended, the VTR Bank Facility) totaling CLP175.502 billion ($341,437,000). In July 2005, VTR borrowed CLP14.724 billion ($25,456,000 as of the transaction date) under the VTR Bank Facility to fund the repayment of an existing obligation to CTC (see note 5). On September 9, 2005, the VTR Bank Facility was amended to improve the maturity and other terms of the existing facility. On September 20, 2005, VTR completed the syndication of the amended VTR Bank Facility, raising proceeds of CLP70.674 billion ($132,262,000 as of September 20, 2005). These proceeds were used to repay a total of $119,578,000 in shareholder loans and accrued interest owed to our subsidiaries and $10,415,000 to repay a loan and accrued interest owed to CCI. Principal payments are due quarterly commencing December 17, 2006 with final maturity on June 17, 2012. The VTR Bank Facility bears interest at a variable interest rate (the 90 day peso-denominated TAB), plus a margin of 1.15%, subject to change depending solely on VTR's debt to EBITDA (as defined in the VTR Bank Facility) ratio. The interest rate on the VTR Bank Facility was 7.75% as of December 31, 2005. The VTR Bank Facility did not provide for any additional borrowing availability at December 31, 2005.

The VTR Bank Facility is secured by VTR's assets and the assets and capital stock of its subsidiaries, is senior to the subordinated debt owed to one of our subsidiaries and to future unsecured or subordinated indebtedness of VTR. The VTR Bank Facility credit agreement contains affirmative, negative and financial covenants, including, but not limited to: (i) limitations on liens; (ii) limitations on the sale or transfer of essential fixed assets; (iii) limitations on additional indebtedness; (iv) maintenance of a ratio of EBITDA (as defined in the VTR Bank Facility) to interest expenditures; (v) maintenance of a total debt to EBITDA ratio; (vi) an EBITDA threshold for four consecutive quarters; and (vii) maintenance of a total liabilities to total shareholders' equity ratio. The credit agreement allows for the distribution by VTR of certain restricted payments to its shareholders, as long as no default exists under the facility before or after giving effect to the distribution and VTR maintains certain minimum levels of cash, post distribution.

Other Debt

Other debt consists of the following:

	December 31, 2005	December 31, 2004
	amounts in thousands	
J:COM	$183,158	$ —
Austar bank facility	139,384	—
Puerto Rico subsidiary bank facility	127,500	127,500
Austar Subordinated Transferable Adjustable Redeemable Securities (STARS)	85,235	—
Plator bank facility	76,914	—
News Corp. prepaid forward sale	72,937	—
Other	45,825	135,312
Total debt	$730,953	$262,812

The yen denominated debt of certain J:COM subsidiaries consists primarily of loans from the Development Bank of Japan. These loans, which are secured by substantially all of the equipment held by these J:COM subsidiaries, have been made available to telecommunication companies operating in specific local areas. Certain of these borrowings are non-interest bearing while others bear interest at rates up to 6.8%. The maturity dates of these borrowings range from 2006 to 2019.

The Austar Senior Debt Facility is comprised of (a) Tranche A, a revolving facility in the amount of AUD 80 million ($59 million) that expires in 2009, none of which was outstanding at December 31, 2005; and (b) Tranche B, a fully drawn term amortizing facility in the amount of AUD 190 million ($139 million) that matures in 2006 through 2009. The Senior Debt Facility bears interest at the bank bill swap rate plus a margin ranging from 1.25% to 2.25% (7.20%, including margin, at December 31, 2005).

At December 31, 2005, our Puerto Rico subsidiary's borrowings were outstanding pursuant to a $140 million secured bank facility. Interest accrued on such borrowings at variable rates (6.06% at December 31, 2005). On March 1, 2006, our Puerto Rico subsidiary refinanced this bank facility with proceeds from a $150 million term loan under an amended and restated senior secured bank credit facility. The new bank credit facility also provides for a $10 million revolving loan. Borrowings under the new facility mature in 2012 and bear interest at a margin of 2.25% over LIBOR. In connection with this refinancing, our Puerto Rico subsidiary entered into interest rate swaps that effectively convert the full principal amount of the $150 million term loan into a fixed rate loan.

Austar STARS bear interest at the 90 day bank bill swap rate plus a margin of 3.75% (9.40%, including margin, at December 31, 2005) and mature on July 31, 2014. Holders of the STARS have the right to request conversion of some or all of their STARS to ordinary shares of Austar on a Reset date, the first of which is October 31, 2007. Austar can elect to convert the STARS to ordinary shares of Austar or pay a cash amount equal to specified redemption amounts. Austar can redeem the STARS on a Reset date and at other times in accordance with specified terms. In addition, in the event of a trigger event or a change in control event, holders may request conversion of all (but not some) of their STARS and Austar may redeem the STARS.

The outstanding borrowings pursuant to the Plator secured bank facility bear interest at EURIBOR + 2.25% and mature in 2006 through 2010. See note 5.

On August 2, 2005, we entered into a prepaid forward sale transaction with respect to 5,500,000 shares of News Corp. Class A common stock, which we account for as an available-for-sale investment. In consideration for entering into the forward contract, we received cash consideration of $75,045,000. The forward contract includes a debt host instrument and an embedded derivative.

The embedded derivative has the combined economics of a put exercisable by LGI and a call exercisable by the counterparty. As the net fair value of the embedded derivative at the inception date was zero, the full $75,045,000 received at the inception date is associated with the debt host contract and such amount represents the present value of the amount to be paid upon the maturity of the forward contract. The forward contract is scheduled to mature on July 7, 2009, at which time we are required to deliver a variable number of shares of News Corp. Class A common stock to the counterparty not to exceed 5,500,000 shares (or the cash value thereof). If the per share price of News Corp. Class A common stock at the maturity of the forward contract is less than or equal to approximately $16.24, then we are required to deliver 5,500,000 shares to the counterparty or the cash value thereof. If the per share price at the maturity is greater than approximately $16.24, we are required to deliver less than 5,500,000 shares to the counterparty or the cash value of such lesser amount, with the number of such shares to be delivered or cash to be paid in this case depending on the extent that the share price exceeds approximately $16.24 on the maturity date. The delivery mechanics of the forward contract effectively permit us to participate in the price appreciation of the underlying shares up to an agreed upon price. We have pledged 5,500,000 shares of News Corp. Class A common stock to secure our obligations under the forward contract. We account for the embedded derivative separately at fair value with changes in fair value reported in our consolidated statements of operations. The fair value of the embedded derivative and the accreted value of the debt host instrument are presented together in the caption long-term debt and capital lease obligations in our consolidated balance sheet at December 31, 2005, as set forth below (amounts in thousands):

Debt host contract	$76,435
Embedded equity derivative	(3,498)
	$72,937

Maturities of Debt and Capital Lease Obligations

Debt maturities for the next five years and thereafter are as follows (amounts in thousands):

Year ended December 31:	
2006	$ 175,804
2007	320,190
2008	313,063
2009	350,149
2010	2,545,153
Thereafter	6,006,210
Total debt maturities	9,710,569
Unamortized premiums and discounts and embedded equity derivatives, net	15,624
Total debt	$9,726,193
Current portion	$ 175,804
Noncurrent portion	$9,550,389

Maturities of capital lease obligations for the next five years and thereafter are as follows (amounts in thousands):

Year ended December 31:	
2006	$107,139
2007	87,305
2008	72,355
2009	60,316
2010	49,122
Thereafter	65,000
	441,237
Less: amount representing interest	(52,458)
Present value of net minimum lease payments	$388,779
Current portion	$ 94,143
Noncurrent portion	$294,636

With the exception of the UPC Holding Senior Notes, which had an aggregate fair value of $896 million at December 31, 2005, we believe that the fair value and carrying value of our debt were approximately equal at December 31, 2005. With the exception of the UGC Convertible Notes, which had an aggregate fair value of $689 million at December 31, 2004, we believe that the fair value and carrying value of our debt were approximately equal at December 31, 2004. We used the average of applicable bid and offer prices to value most of our debt instruments.

(11) Deferred Revenue

J:COM and its subsidiaries provide rebroadcasting services to noncable television viewers suffering from poor reception of broadcast television signals caused by artificial obstacles. J:COM and its subsidiaries enter into agreements with parties that have built obstacles causing poor reception for construction and maintenance of cable facilities to provide such services to the affected viewers at no cost to them during the agreement period. Under these agreements, J:COM and its subsidiaries receive up-front, lump-sum compensation payments for construction and maintenance. Revenue from these agreements has been deferred and is being recognized on a straight-line basis over the agreement periods, which are generally 20 years. At December 31, 2005, the deferred revenue under these arrangements was ¥47,515 million ($402,840,000). We have included $26,867,000 and $375,973,000 of this deferred revenue in deferred revenue and advance payments from subscribers and others, and other long-term liabilities, respectively, in our consolidated balance sheet. During the year ended December 31, 2005, J:COM recognized revenue under these arrangements totaling ¥3,327 million ($30,298,000 at the average exchange rate for the period).

(12) Income Taxes

Prior to the Spin Off Date, LMC International and its 80%-or-more-owned domestic subsidiaries (the LMC International Tax Group) were included in the consolidated federal and state income tax returns of Liberty Media. LMC International's income taxes included those items in the consolidated income tax calculation applicable to the LMC International Tax Group (intercompany tax allocation) and any taxes on income of LMC International's consolidated foreign or domestic subsidiaries that were excluded from the consolidated federal and state income tax returns of Liberty Media. The intercompany tax amounts owed to Liberty Media as a result of these allocations were contributed to our equity in connection with the spin off.

In connection with the spin off, LMI (together with its 80%-or-more-owned domestic subsidiaries, the LMI Tax Group), (i) became a separate tax paying entity, and (ii) entered into a Tax Sharing Agreement with Liberty Media. Under the Tax Sharing Agreement, Liberty Media is responsible for U.S. federal, state, local and foreign income taxes reported on a consolidated, combined or unitary return that includes the LMI Tax Group, on the one hand, and Liberty Media or one of its subsidiaries on the other hand, subject to certain limited exceptions. We are responsible for all other taxes that are attributable to the LMI Tax Group, whether accruing before, on or after the spin off. The Tax Sharing Agreement requires that we will not take, or fail to take, any action where such action, or failure to act, would be inconsistent with or prohibit the spin off from qualifying as a tax-free transaction. Moreover, we will indemnify Liberty Media for any loss resulting from such action or failure to act, if such action or failure to act precludes the spin off from qualifying as a tax-free transaction. Pursuant to the Tax Sharing Agreement, Liberty Media allocated certain tax benefits aggregating $26,671,000 to our company during 2005. The allocation of these tax benefits was treated as a capital transaction and reflected as an increase to additional paid-in capital in our consolidated statement of stockholders' equity.

As a result of the LGI Combination, LGI succeeded LMI as the entity responsible for filing consolidated domestic tax returns and UGC became a part of the LGI consolidated tax group. The income taxes of domestic and foreign subsidiaries not included within the consolidated U.S. tax group are presented in our financial statements based on a separate return basis for each tax-paying entity or group.

During 2005 and 2004, we reevaluated the estimated blended state tax rate used to compute certain of our deferred tax balances. As a result of the LMI Tax Group becoming a separate tax paying entity in connection with the June 2004 spin off, we concluded that the blended state tax rate should be decreased. In connection with the June 2005 LGI Combination, we concluded that the estimated blended state tax rate should be increased. As a result of these changes in estimates, we recorded a $4,605,000 deferred expense during 2005 and a $22,938,000 deferred tax benefit during 2004.

Income tax benefit (expense) consists of:

	Current	Deferred	Total
	amounts in thousands		
Year ended December 31, 2005:			
Federal	$ (56,398)	$ 17,595	$(38,803)
State and local	(4,001)	(1,726)	(5,727)
Foreign	(44,190)	58,871	14,681
	$(104,589)	$ 74,740	$(29,849)
Year ended December 31, 2004 (as adjusted — see note 22):			
Federal	$ (51,851)	$ 69,451	$ 17,600
State and local	(4,554)	13,694	9,140
Foreign	(10,295)	(2,645)	(12,940)
	$ (66,700)	80,500	13,800
Year ended December 31, 2003:			
Federal	$ 14,774	$(28,630)	$(13,856)
State and local	—	(5,589)	(5,589)
Foreign	(471)	(8,059)	(8,530)
	$ 14,303	$(42,278)	$(27,975)

Income tax benefit (expense) attributable to our company's earnings (loss) before taxes, minority interest and discontinued operations differs from the amounts computed by applying the U.S. federal income tax rate of 35%, as a result of the following:

	Year ended December 31,		
	2005	2004 as restated (note 23)	2003
	amounts in thousands		
Computed "expected" tax benefit (expense)	$(17,778)	$ 66,932	$(17,111)
Non-deductible or taxable foreign currency exchange results	60,598	(27,702)	—
Non-deductible interest and other expenses	(54,196)	(74,966)	—
Losses on sale of investments, affiliates and other assets	49,288	78,693	—
Non-taxable investment income (loss)	(33,995)	23,735	—
Change in valuation allowance	27,356	(23,217)	—
Income recognized for tax purposes, but not for financial reporting purposes	(23,742)	(25,820)	—
Enacted tax law changes, case law and rate changes	(12,682)	(149,294)	—
International rate differences	(7,453)	6,511	—
State and local income taxes, net of federal income taxes	(5,467)	1,643	(4,315)
Change in estimated blended state tax rate	(4,605)	22,938	—
Foreign taxes	(3,427)	344	(7,922)
Gain on extinguishment of debt	—	107,863	—
Other, net	(3,746)	6,140	1,373
	$(29,849)	$ 13,800	$(27,975)

The current and non-current components of our deferred tax assets (liabilities) are as follows:

	December 31,	
	2005	2004 as adjusted (note 22)
	amounts in thousands	
Current deferred tax assets	$ 155,725	$ 38,355
Non-current deferred tax assets	75,722	77,313
Current deferred tax liabilities	(2,458)	—
Non-current deferred tax liabilities	(546,049)	(464,661)
Net deferred tax liability	$(317,060)	$(348,993)

Our deferred income tax valuation allowance increased $554,175,000 in 2005. Such increase reflects the net effect of (i) net tax benefits recorded in the statement of operations of $27,356,000, (ii) acquisitions and similar transactions, (iii) foreign currency translation adjustment and (iv) valuation allowances released to goodwill. Approximately $2.3 billion of the valuation allowance recorded as of December 31, 2005 was attributable to deferred tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to various business combinations. It is more likely than not that our company will generate future income within the applicable tax jurisdictions to realize deferred tax assets.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2005	December 31, 2004 as adjusted (note 22)
	amounts in thousands	
Deferred tax assets:		
Investments	$ 15,884	$ 66,862
Net operating loss carryforwards	2,731,719	1,751,088
Property and equipment, net	304,647	509,826
Intangible assets, net	216,069	44,303
Deferred compensation and severance	34,578	41,686
Deferred revenue	284,844	—
Other future deductible amounts	115,249	98,057
Deferred tax assets	3,702,990	2,511,822
Valuation allowance	(2,766,270)	(2,212,095)
Deferred tax assets, net of valuation allowance	936,720	299,727
Deferred tax liabilities:		
Investments	(377,576)	(344,871)
Property and equipment	(276,193)	(53,124)
Intangible assets	(419,485)	(127,712)
Unrealized gains on investments	(4,077)	(25,287)
Other future taxable amounts	(176,449)	(97,726)
Deferred tax liabilities	(1,253,780)	(648,720)
Net deferred tax liability	$ (317,060)	$ (348,993)

The significant components of our tax loss carryforwards and related tax assets at December 31, 2005 are as follows:

Country	Tax loss carryforward	Related tax asset	Expiration date
	amounts in thousands		
Switzerland	$ 3,340,599	$ 736,309	2006-2012
France	2,360,291	812,648	Indefinite
The Netherlands	1,889,469	549,836	Indefinite
Australia	596,879	179,064	Indefinite
Ireland	367,729	45,966	Indefinite
Luxembourg	328,876	99,912	Indefinite
Japan	325,337	130,135	2006-2012
Chile	325,265	55,295	Indefinite
Austria	200,379	50,095	Indefinite
Poland	73,321	13,931	2006-2010
Sweden	47,940	13,423	Indefinite
United States	44,579	16,124	2021-2025
Other	111,633	28,981	Various
Total	$10,012,297	$2,731,719	

Our tax loss carry forwards within each jurisdiction combine all companies' tax losses in that jurisdiction, however, certain tax jurisdictions limit the ability to offset taxable income of a separate company or different tax group with the tax losses associated with another separate company or group. Some losses are limited in use due to a change in control or same business tests. We intend to indefinitely reinvest earnings from certain foreign operations except to the extent the earnings are subject to current U.S. income taxes. At December 31, 2005, U.S. and non-U.S. income and withholding taxes for which a deferred tax might otherwise be required have not been provided on an estimated $2.3 billion of cumulative temporary differences (including, for this purpose, any difference between the tax basis in stock of a consolidated subsidiary and the amount of the subsidiary's net equity determined for financial reporting purposes) related to investments in foreign subsidiaries. The determination of the additional U.S. and non-U.S. income and withholding tax that would arise upon a reversal of the temporary differences is subject to offset by available foreign tax credits, subject to certain limitations, and it is impractical to estimate the amount of income and withholding tax that might be payable.

Because we do business in foreign countries and have a controlling interest in most of our subsidiaries, such subsidiaries are considered to be "controlled foreign corporations" ("CFC") under U.S. tax law. In general, our pro rata share of certain income earned by these subsidiaries that are CFCs during a taxable year when such subsidiaries have positive current or accumulated earnings and profits will be included in our income to the extent of the earnings and profits when the income is earned, regardless of whether the income is distributed to us. The income, often referred to as "Subpart F income," generally includes, but is not limited to, such items as interest, dividends, royalties, gains from the disposition of certain property, certain exchange gains in excess of exchange losses, and certain related party sales and services income.

In addition, a U.S. corporation that is a shareholder in a CFC may be required to include in its income its pro rata share of the CFC's increase in the average adjusted tax basis of any investment in U.S. property held by a wholly or majority owned CFC to the extent that the CFC has positive current or accumulated earnings and profits. This is the case even though the U.S. corporation may not have received any actual cash distributions from the CFC. Although we intend to take reasonable tax planning measures to limit our tax exposure, there can be no assurance we will be able to do so.

In general, a U.S. corporation may claim a foreign tax credit against its U.S. federal income tax expense for foreign income taxes paid or accrued. A U.S. corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of a foreign corporation paid to the U.S. corporation as a dividend.

Our ability to claim a foreign tax credit for dividends received from our foreign subsidiaries or foreign taxes paid or accrued is subject to various significant limitations under U.S. tax laws including a limited carry back and carry forward period. Some of our operating companies are located in countries with which the United States does not have income tax treaties. Because we lack treaty protection in these countries, we may be subject to high rates of withholding taxes on distributions and other payments from these operating companies and may be subject to double taxation on our income. Limitations on the ability to claim a foreign tax credit, lack of treaty protection in some countries, and the inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective U.S. federal tax rate on our earnings. Since substantially all of our revenue is generated abroad, including in jurisdictions that do not have tax treaties with the U.S., these risks are proportionately greater for us than for companies that generate most of their revenue in the U.S. or in jurisdictions that have these treaties.

We, through our subsidiaries, maintain a presence in many foreign countries. Many of these countries maintain tax regimes that differ significantly from the system of income taxation used in the United States. We have accounted for the effect of foreign taxes based on what we believe is reasonably expected to apply to us and our subsidiaries based on tax laws currently in effect and/or reasonable interpretations of these laws. Because some foreign jurisdictions do not have systems of taxation that are as well established as the system of income taxation used in the United States or tax regimes used in other major industrialized countries, it may be difficult to anticipate how foreign jurisdictions will tax our and our subsidiaries' current and future operations.

(13) Stockholders' Equity

Capitalization

On September 6, 2005, LGI effected the Stock Dividend of LGI Series C common stock to holders of LGI Series A common stock and LGI Series B common stock as of the Record Date. For additional information, see note 1.

Our authorized capital stock consists of (i) 1,050,000,000 shares of common stock, par value $.01 per share, of which 500,000,000 shares are designated LGI Series A common stock, 50,000,000 shares are designated LGI Series B common stock and 500,000,000 shares are designated LGI Series C common stock and (ii) 50,000,000 shares of LGI preferred stock, par value $.01 per share. LGI's restated certificate of incorporation authorizes the board of directors to authorize the issuance of one or more series of preferred stock.

Under LGI's restated certificate of incorporation, holders of LGI Series A common stock are entitled to one vote for each share of such stock held, and holders of LGI Series B common stock are entitled to ten votes for each share of such stock held, on all matters submitted to a vote of LGI stockholders at any annual or special meeting. Holders of LGI Series C common stock are not entitled to any voting powers, except as required by Delaware law (in which case holders of LGI Series C common stock are entitled to 1/100th of a vote per share).

Each share of LGI Series B common stock is convertible into one share of LGI Series A common stock. One share of LGI Series A common stock is reserved for issuance for each share of LGI Series B common stock that is either issued or subject to future issuance pursuant to outstanding stock options. At December 31, 2005, there were 6,532,038, 3,066,716 and 9,449,833 shares of LGI Series A common stock, LGI Series B common stock and LGI Series C common stock, respectively, reserved for issuance pursuant to outstanding stock options, 6,267,624 and 6,257,092 shares of LGI Series A common stock and LGI Series C common stock, respectively, reserved for issuance pursuant to outstanding stock appreciation rights and 11,044,375 common shares of each of LGI Series A common stock and LGI Series C common stock reserved for issuance upon conversion of the UGC Convertible Notes. In addition to these amounts, one share of LGI Series A common stock is reserved for issuance for each share of LGI Series B common stock that is either issued (7,323,570 shares) or subject to future issuance pursuant to outstanding stock options (3,066,716 shares).

Subject to any preferential rights of any outstanding series of our preferred stock, the holder of LGI Series A, LGI Series B and LGI Series C common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor. Except with respect to certain share distributions, whenever a dividend is paid to the holder of one of our series of common stock, we shall also pay to the holders of the other series of our common stock an equal per share dividend. There are currently no restrictions on our ability to pay dividends in cash or stock.

In the event of our liquidation, dissolution and winding up, after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of any preferential amounts to which our preferred stockholders may be entitled, the holders of LGI Series A, LGI Series B and LGI Series C common stock will share equally, on a share for share basis, in our assets remaining for distribution to the holders of LGI common stock.

Structured Stock Repurchase Instruments

We accounted for the following call agreements as equity instruments due to the fact that the related agreements met the requirements of EITF 00-19 for classification as equity instruments.

During the third quarter of 2005, we paid $11,240,000 to enter into a call option agreement pursuant to which we contemporaneously (i) sold call options on 250,000 shares of LGI Series A common stock and 250,000 shares of LGI Series C common stock at a combined exercise price of $46.14 and (ii) purchased call options on an equivalent number of shares of LGI Series A common stock and LGI Series C common stock with an exercise price of zero. In connection with the August 2005 expiration of this agreement, we received a cash payment of $11,535,000.

In October 2005, we paid $11,807,000 to enter into a call option contract pursuant to which we contemporaneously (i) sold call options on 500,000 shares of LGI Series A common stock at an exercise price of $24.25 and (ii) purchased call options on an equivalent number of shares of LGI Series A common stock with an exercise price of zero. In connection with the November 2005 expiration of this agreement, we received a cash payment of $12,125,000.

In November 2005, we paid $11,969,000 to enter into a call option contract pursuant to which we contemporaneously (i) sold call options on 500,000 shares of LGI Series A common stock at an exercise price of $24.35 and (ii) purchased call options on an equivalent number of shares of LGI Series A common stock with an exercise price of zero. At the expiration of this contract in December 2005, we exercised our call options and acquired 500,000 shares of LGI Series A common stock.

Treasury Stock

During 2004, we purchased 3,000,000 shares of LMI Series A common stock from Comcast Corporation in a private transaction for a cash purchase price of $127,890,000. These shares were cancelled during the second quarter of 2005.

On June 20, 2005, we announced the authorization of a stock repurchase program. Under the program, we may acquire from time to time up to $200 million in LGI Series A common stock and LGI Series C common stock. During 2005, we repurchased under this program 2,048,231 and 1,455,859 shares of LGI Series A common stock and LGI Series C common stock, respectively, for aggregate cash consideration of $78,893,000. Subsequent to December 31, 2005, we repurchased 2,698,558 and 1,504,311 additional shares of LGI Series A and LGI Series C common stock, respectively, for aggregate cash consideration of $89,357,000. In addition, on March 8, 2006, our Board of Directors approved a new stock repurchase program under which we may acquire an additional $250 million in LGI Series A common stock and LGI Series C common stock. These stock repurchase programs may be effected through open market transactions and/or privately negotiated transactions, which may include derivative transactions. The timing of the repurchase of shares pursuant to the program will depend on a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

In connection with the LGI Combination, we issued 2,067,786 shares of each of LGI Series A and LGI Series C common stock to subsidiaries of UGC.

Issuance of Shares by Subsidiaries and Affiliates

During 2005 and 2004, we recorded aggregate increases to additional paid-in capital of $2,422,000 and $11,126,000, respectively, as a result of the dilution of our ownership interest in UGC.

In addition, during 2005, we recorded adjustments to additional paid-in capital associated with the dilution of our ownership interests in J:COM, Telenet and other subsidiaries and affiliates. See notes 5 and note 6.

SARs Reclassification

During the fourth quarter of 2005, we concluded that we had both the ability and intent to satisfy most of our obligations under LGI SARs with shares of LGI common stock. As a result, we have reclassified $50,264,000 of our obligations under LGI SARs from liability accounts to additional paid-in capital.

Restricted Net Assets

At December 31, 2005, approximately $5.3 billion of our net assets represented net assets of certain of our subsidiaries that were not available to be transferred to our company in the form of dividends, loans or advances due to restrictions contained in the credit facilities of these subsidiaries.

(14) Stock Incentive Awards

LGI

All references herein to the number of outstanding LGI stock options and the related exercise prices reflect terms modified as a result of the LGI Combination (see note 5), the LMI Rights Offering (see note 2) and the Stock Dividend (see note 1).

The LGI Incentive Plan

The Liberty Global, Inc. Incentive Plan, as amended and restated (the LGI Incentive Plan) is administered by the compensation committee of our board of directors. The compensation committee of our board has full power and authority to grant eligible persons the awards described below and to determine the terms and conditions under which any awards are made. The incentive plan is designed to provide additional remuneration to certain employees and independent contractors for exceptional service and to encourage their investment in our company. The compensation committee may grant non-qualified stock options, stock appreciation rights (SARs), restricted shares, stock units, cash awards, performance awards or any combination of the foregoing under the incentive plan (collectively, awards).

The maximum number of shares of LGI common stock with respect to which awards may be issued under the incentive plan is 50 million, subject to anti-dilution and other adjustment provisions of the LGI Incentive Plan, of which no more than 25 million shares may consist of LGI Series B common stock. With limited exceptions, no person may be granted in any calendar year awards covering more than 4 million shares of our common stock, of which no more than 2 million shares may consist of LGI Series B common stock. In addition, no person may receive payment for cash awards during any calendar year in excess of $10 million. Shares of our common stock issuable pursuant to awards made under the incentive plan are made available from either authorized but unissued shares or shares that have been issued but reacquired by our company. Options under the LGI Incentive Plan issued prior to the LGI Combination generally vest at the rate of 20% per year on each anniversary of the grant date and expire 10 years after the grant date. Options under the LGI Incentive Plan issued after the LGI Combination generally (i) vest 12.5% on the six month anniversary of the grant date and then vest at a rate of 6.25% each quarter thereafter, and (ii) expire 7 years after the grant date. The LGI Incentive Plan had 39,282,805 shares available for grant as of December 31, 2005. These shares may be awarded in any series of stock, except that no more than 23,372,168 shares may be awarded in LGI Series B common stock.

In 2004, our company entered into an option agreement with John C. Malone, our Chairman of the Board, pursuant to which our company granted to Mr. Malone, under the LGI Incentive Plan, options to acquire 1,568,562 shares of LGI Series B common stock at an exercise price per share of $19.26 and 1,568,562 shares of LGI Series C common stock at an exercise price per share of $17.49. These options were fully exercisable immediately; however, Mr. Malone's rights with respect to the options and any shares issued upon exercise vest at the rate of 20% per year on each anniversary of the Spin Off Date, provided that Mr. Malone continues to have a qualifying relationship (whether as a director, officer, employee or consultant) with LGI. If Mr. Malone ceases to have such a qualifying relationship (subject to certain exceptions for his death or disability or termination without cause), his unvested options will be terminated and/or LGI will have the right to require Mr. Malone to sell to our company, at the exercise price of the options, any shares of LGI common stock previously acquired by Mr. Malone upon exercise of options which have not vested as of the date on which Mr. Malone ceases to have a qualifying relationship with our company.

As a protective measure in order to avoid the potential application of additional taxes under Section 409A of the Internal Revenue Code of 1986 (Section 409A), we entered into a modification agreement with Mr. Malone effective December 22, 2005 (the Section 409A Modification Effective Date), to increase the exercise prices of such options, which were not vested as of December 31, 2004. The exercise price per share of Mr. Malone's options to acquire 1,568,562 shares of LGI Series B common stock was increased from $19.26 to $20.10, and the exercise price per share of Mr. Malone's options to acquire 1,568,562 shares of LGI Series C common stock was increased from $17.49 to $18.26.

On December 22, 2005, we paid Mr. Malone $2,500,000 of consideration equal to the aggregate amount of the increase in the exercise price of Series B Stock and Series C Stock underlying these options. The consideration was paid through a grant under the LGI Incentive Plan of 59,270 restricted shares of LGI Series B common stock and 58,403 restricted shares of LGI Series C common stock using fair market values as of the Section 409A Modification Effective Date. The restriction period with respect to these restricted shares will expire with respect to 40% of the original number of restricted shares on June 7, 2006 and with respect to an additional 20% of the original number of these restricted shares on each June 7 thereafter through 2009.

The LGI Directors Incentive Plan

The Liberty Global, Inc. Non-employee Director Incentive Plan, as amended and restated (the LGI Directors Incentive Plan) is designed to provide a method whereby non-employee directors may be awarded additional remuneration for the services they render on our board and committees of our board, and to encourage their investment in capital stock of our company. The LGI Directors Incentive Plan is administered by our full board of directors. Our board has the full power and authority to grant eligible non-employee directors the awards described below and to determine the terms and conditions under which any awards are made, and may delegate certain administrative duties to our employees.

Our board may grant non-qualified stock options, stock appreciation rights, restricted shares, stock units or any combination of the foregoing under the director plan (collectively, awards). Only non-employee members of our board of directors are eligible to receive awards under the LGI Directors Incentive Plan. The maximum number of shares of our common stock with respect to which awards may be issued under the director plan is 10 million, subject to anti-dilution and other adjustment provisions of the LGI Directors Incentive Plan, of which no more than 5 million shares may consist of LGI Series B common stock. Shares of our common stock issuable pursuant to awards made under the LGI Directors Incentive Plan will be made available from either authorized but unissued shares or shares that have been issued but reacquired by our company. Options issued prior to the LGI Combination under the LGI Directors Incentive Plan vest on the first anniversary of the grant date and expire 10 years after the grant date. Options issued after the LGI Combination under the LGI Directors Incentive Plan will vest as to one-third of the options shares on the date of the first annual meeting of stockholders following the grant date and as to an additional one-third of the options shares on the date of each annual meeting of stockholders thereafter. The LGI Non-Employee Director Plan had 9,815,696 shares available for grant as of December 31, 2005. These shares may be awarded in any series of stock, except that no more than 5 million shares may be awarded in LGI Series B common stock.

The Transitional Plan

As a result of the spin off and related adjustments to Liberty Media's stock incentive awards, options to acquire shares of LGI Series A, B and C common stock were issued to LMI's directors and employees and Liberty Media's employees pursuant to the LMI Transitional Stock Adjustment Plan (the Transitional Plan). Such options have remaining terms and vesting provisions equivalent to those of the respective Liberty Media stock incentive awards that were adjusted. At the Spin Off Date, such options to purchase shares of LGI Series A common stock, LGI Series B common stock and LGI Series C common stock had remaining weighted average terms of 7.03 years, 6.73 years and 6.84 years, respectively and remaining weighted average vesting periods of 1.76 years, 1.73 years and 1.74 years, respectively. No additional awards shall be made under the Transitional Plan.

As a protective measure in order to avoid the potential application of additional taxes under Section 409A of the Internal Revenue Code of 1986 (Section 409A), we entered into modification agreements with certain persons (the Affected Persons) who hold options to purchase shares of our common stock to increase the exercise prices of such options. The stock options affected by these modification agreements were not vested and exercisable as of December 31, 2004. The Affected Persons include a number of our executive officers and directors. The consideration paid to the Affected Persons in connection with the Transitional Plan modifications was not significant.

On December 22, 2005, we paid approximately $220,000 to the Affected Persons, of which $49,000 was paid to Mr. Malone through a grant under the LGI Incentive Plan of 1,173 restricted shares of LGI Series A common stock and 1,137 restricted shares of LGI Series C common stock using fair market values as of the Section 409A Modification Effective Date. The restriction period with respect to these restricted shares expires on February 28, 2006.

UGC Equity Incentive Plan, UGC Director Plans and UGC Employee Plan

Options, restricted stock and SARs were granted to employees of UGC prior to the LGI Combination under these plans. No new grants will be made under these plans. The weighted average remaining terms and vesting periods of the options, restricted stock and SARs issued under these plans are summarized below:

	Weighted average remaining term	Weighted average remaining vesting period
	amounts in years	
UGC Equity Incentive Plan:		
Options — LGI Series A and C common stock	8.9	4.0
Restricted stock — LGI Series A and C common stock	3.9	3.9
SARs — LGI Series A and C common stock	8.0	3.7
UGC Director Plans:		
Options — LGI Series A and C common stock	6.0	1.8
UGC Employee Plan:		
Options — LGI Series A and C common stock	5.5	—

A summary of stock option, SARs and restricted stock activity in 2004 and 2005 is as follows:

	Options												SARs		Restricted stock	
	LGI Incentive Plan		LGI Directors Incentive Plan		Transitional Plan		UGC Director Plans		UGC Employee Plan		UGC Equity Incentive Plan		UGC Equity Incentive Plan/ LGI Incentive Plan (2)			
LGI Series A common stock	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average base price	Number	Weighted average stock price
Outstanding at January 1, 2004	—	$ —	—	$ —	—	$ —	198,260	$ 25.41	2,962,197	$17.85	—	$ —	6,914,807	$ 9.11	—	$ —
Issued in connection with the spin off and related adjustments to Liberty Media's stock incentive awards	—	—	—	—	1,595,709	17.42	—	—	—	—	—	—	—	—	—	—
Granted	438,054	17.18	22,152	17.44	—	—	43,100	14.16	—	—	1,030,090	18.40	1,090,891	17.43	48,398	22.80
Canceled	(10,639)	17.18	—	—	(2,025)	17.42	(28,015)	113.82	(53,355)	34.87	(17,240)	17.83	(387,800)	10.46	—	—
Exercised	—	—	—	—	(353,485)	17.42	(56,030)	9.39	(132,980)	11.78	—	—	(1,123,942)	8.72	—	—
Outstanding at December 31, 2004	427,415	17.18	22,152	17.44	1,240,199	17.42	157,315	12.18	2,775,862	17.93	1,012,850	18.40	6,493,956	10.56	48,398	22.80
Granted	1,839,502	24.07	70,000	23.21	—	—	—	—	—	—	—	—	1,461,300	24.12	62,173	23.98
Canceled	(59,173)	17.51	—	—	(41,697)	17.42	—	—	(19,703)	55.56	(140,153)	17.83	(286,788)	9.07	—	—
Released from restrictions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,678)	22.80
Exercised	(26,383)	17.16	—	—	(218,428)	17.42	(43,100)	9.85	(412,605)	10.52	(52,015)	17.83	(1,400,844)	9.64	—	—
Section 409A modifications	—	—	—	—	—	0.12(1)	—	—	—	—	—	—	—	—	—	—
Outstanding at December 31, 2005	2,181,361	$22.98	92,152	$21.82	980,074	$17.47	114,215	$ 13.06	2,343,554	$18.91	820,682	$18.54	6,267,624	$14.00	100,893	$23.53
Exercisable at December 31, 2005	63,147	$17.66	22,152	$17.44	720,612	$17.45	96,256	$ 12.66	2,343,554	$18.91	141,368	$18.65	614,015	$11.76	n/a	n/a

(1) The exercise price on 431,495 shares was increased from $17.42 to $17.54.

(2) With the exception of the 2005 grants, which were granted under the LGI Incentive Plan, all activity relates to SARs and restricted shares granted under the UGC Equity Incentive Plan.

	Options				Restricted Stock	
	LGI Incentive Plan		Transitional Plan		LGI Incentive Plan	
LGI Series B common stock:	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average stock price
Outstanding at January 1, 2004	—	$ —	—	$ —	—	$ —
Issued in connection with the spin off and related adjustments to Liberty Media's stock incentive awards	—	—	1,498,154	19.85	—	—
Granted	1,568,562	19.26	—	—	—	—
Canceled	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Outstanding at December 31, 2004	1,568,562	19.26	1,498,154	19.85	—	—
Issued in connection with the LGI Combination	—	—	—	—	—	—
Granted	—	—	—	—	59,270	22.23
Canceled	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Section 409A modifications(2)	—	0.84	—	—	—	—
Outstanding at December 31, 2005	1,568,562	$20.10	1,498,154	$19.85	59,270	$22.23
Exercisable at December 31, 2005	1,568,562(1)	$20.10	1,391,241	$19.85	n/a	n/a

(1) These options, which were granted to Mr. Malone in 2004, vest at the rate of 20% per year on each anniversary of June 7, 2004, provided that Mr. Malone meets certain conditions regarding his relationship with our company. As of December 31, 2005, 313,712 of such options were vested; however, all options were exercisable immediately at the date of grant.

(2) The exercise price per share of Mr. Malone's options granted under the LGI Incentive Plan to acquire 1,568,562 shares of LGI Series B common stock was increased from $19.26 to $20.10.

	Options												SARs		Restricted Stock	
	LGI Incentive Plan		LGI Directors Incentive Plan		Transitional Plan		UGC Director Plans		UGC Employee Plan		UGC Equity Incentive Plan		UGC Equity Incentive Plan/ LGI Incentive Plan (4)			
LGI Series C common stock:	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average base price	Number	Weighted average stock price
Outstanding at January 1, 2004	—	$ —	—	$ —	—	$ —	198,260	$24.06	2,962,197	$16.90	—	$ —	6,914,807	$ 8.62	—	$ —
Issued in connection with the spin off and related adjustments to Liberty Media's stock incentive awards	—	—	—	—	3,093,863	17.24	—	—	—	—	—	—	—	—	—	—
Granted	2,006,616	17.23	22,152	16.51	—	—	43,100	13.40	—	—	1,030,090	17.42	1,090,891	16.50	48,398	21.58
Canceled	(10,639)	17.23	—	—	(2,025)	16.50	(28,015)	107.75	(53,355)	33.01	(17,240)	16.88	(387,800)	9.91	—	—
Exercised	—	—	—	—	(353,485)	16.50	(56,030)	8.89	(132,980)	11.15	—	—	(1,123,942)	8.26	—	—
Outstanding at December 31, 2004	1,995,977	17.23	22,152	16.51	2,738,353	17.33	157,315	11.53	2,775,862	16.97	1,012,850	17.42	6,493,956	10.00	48,398	21.58
Granted	1,839,502	22.78	70,000	21.98	—	—	—	—	—	—	—	—	1,461,300	22.84	120,540	21.72
Canceled	(59,173)	16.58	—	—	(41,697)	16.50	—	—	(19,703)	52.60	(140,153)	16.88	(286,788)	8.59	—	—
Released from restrictions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,678)	21.58
Exercised	(26,383)	16.25	—	—	(218,428)	16.50	(43,100)	9.32	(561,526)	9.79	(52,015)	16.88	(1,411,376)	9.15	—	—
Section 409A modifications	—	0.77(2)	—	—	—	0.11(3)	—	—	—	—	—	—	—	—	—	—
Outstanding at December 31, 2005	3,749,923	$20.29	92,152	$20.67	2,478,228	$17.44	114,215	$12.37	2,194,633	$18.48	820,682	$17.55	6,257,092	$13.25	159,260	$21.68
Exercisable at December 31, 2005	1,631,709(1)	$18.20	22,152	$16.51	2,111,853	$17.52	96,256	$11.98	2,194,633	$18.48	141,368	$17.66	603,483	$11.12	n/a	n/a

(1) This amount includes 1,568,562 of options granted to Mr. Malone in 2004. The options, which had an exercise price of $18.26 per share at December 31, 2005, vest at the rate of 20% per year on each anniversary of June 7, 2004, provided that Mr. Malone meets certain conditions regarding his relationship with our company. As of December 31, 2005, 313,712 of such options were vested; however, all options were exercisable immediately at the date of grant.

(2) The exercise price per share of Mr. Malone's options granted under the LGI Incentive Plan to acquire 1,568,562 shares of LGI Series C common stock was increased from $17.49 to $18.26.

(3) The exercise price on 431,495 shares was increased from $16.50 to $16.61.

(4) With the exception of the 2005 grants, which were granted under the LGI Incentive Plan, all activity relates to SARs and restricted shares granted under the UGC Equity Incentive Plan.

	Options(1)			UGC Equity Incentive Plan SARs(2)			Restricted Stock(2)		
	Number	Weighted average exercise price	Weighted average grant-date fair value	Number	Weighted average base price	Weighted average grant-date fair value	Number	Weighted average stock price	Weighted average grant-date fair value
LGI Series A common stock:									
2004 grants:									
Less than market price ...	43,100	$14.16	$17.21	33,295	$ 6.84	$10.89	—	$ —	$ —
Equal to market price	1,490,296	18.03	12.01	1,057,596	17.77	14.52	48,398	22.80	22.80
More than market price ..	—	—	—	—	—	—	—	—	—
Total 2004 grants	1,533,396	$17.92	$12.15	1,090,891	$17.43	$14.71	48,398	$22.80	$22.80
2005 grants:									
Less than market price ...	—	$ —	$ —	—	$ —	$ —	—	$ —	$ —
Equal to market price	1,909,502	24.04	7.84	1,461,300	24.12	7.84	62,173	23.98	23.98
More than market price ..	—	—	—	—	—	—	—	—	—
Total 2005 grants	1,909,502	$24.04	$ 7.84	1,461,300	$24.12	$ 7.84	62,173	$23.98	$23.98
LGI Series B common stock:									
2004 grants:									
Less than market price ...	1,568,562	$19.26	$ 6.56	—	$ —	$ —	—	$ —	$ —
Equal to market price	—	—	—	—	—	—	—	—	—
More than market price ..	—	—	—	—	—	—	—	—	—
Total 2004 grants	1,568,562	$19.26	$ 6.56	—	$ —	$ —	—	$ —	$ —
2005 grants:									
Less than market price ...	—	$ —	$ —	—	$ —	$ —	—	$ —	$ —
Equal to market price	—	—	—	—	—	—	59,270	22.23	22.23
More than market price ..	—	—	—	—	—	—	—	—	—
Total 2005 grants	—	$ —	$ —	—	$ —	$ —	59,270	$22.23	$22.23
LGI Series C common stock:									
2004 grants:									
Less than market price ...	1,611,662	$17.38	$ 6.14	33,295	$ 6.48	$10.31	—	$ —	$ —
Equal to market price	1,490,296	17.07	11.46	1,057,596	16.83	13.75	48,398	21.58	21.58
More than market price ..	—	—	—	—	—	—	—	—	—
Total 2004 grants	3,101,958	$17.23	$ 8.70	1,090,891	$16.50	$13.92	48,398	$21.58	21.58
2005 grants:									
Less than market price ...	—	$ —	$ —	—	$ —	$ —	—	$ —	$ —
Equal to market price	1,909,502	22.75	7.43	1,461,300	22.84	7.42	120,540	21.72	21.72
More than market price ..	—	—	—	—	—	—	—	—	—
Total 2005 grants	1,909,502	$22.75	$ 7.43	1,461,300	$22.84	$ 7.42	120,540	$21.72	$21.72

(1) Includes options granted under the LGI Incentive Plan, the LGI Directors Incentive Plan, the Transitional Plan, the UGC Director Plans, the UGC Employee Plan and the UGC Equity Incentive Plan.

(2) Includes grants made under the UGC Equity Incentive Plan and the LGI Incentive Plan.

The following tables summarize information about our stock options, SARs and restricted stock at December 31, 2005:

	Options outstanding			Options exercisable	
Exercise Price Range	Number	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
LGI Series A common stock					
$ 7.83 — $ 10.89	2,020,672	5.84	$ 9.85	2,013,937	$ 9.85
$ 13.13 — $ 19.64	2,247,004	7.22	$ 17.74	1,011,251	$ 17.43
$ 23.21 — $ 33.24	2,020,048	6.58	$ 24.55	117,587	$ 32.83
$ 39.34 — $ 46.35	101,104	4.04	$ 43.53	101,104	$ 43.53
$ 71.83 — $100.73	49,993	3.61	$ 76.70	49,993	$ 76.70
$132.91 — $160.92	90,632	3.97	$134.24	90,632	$134.24
$204.12	2,585	4.23	$204.12	2,585	$204.12
	6,532,038	6.47	$ 19.95	3,387,089	$ 18.38
LGI Series B common stock					
$ 19.85 — $ 20.10	3,066,716	6.90	$ 19.98	2,959,803(1)	$ 19.98
LGI Series C common stock					
$ 7.42 — $ 10.31	1,871,751	5.82	$ 9.32	1,865,016	$ 9.32
$ 12.42 — $ 18.60	5,313,720	7.01	$ 17.58	3,971,054(2)	$ 17.73
$ 21.98 — $ 31.46	2,020,048	6.58	$ 23.24	117,587	$ 31.07
$ 37.25 — $ 43.88	101,104	4.04	$ 41.21	101,104	$ 41.21
$ 67.99 — $ 95.35	49,993	3.61	$ 72.60	49,993	$ 72.60
$125.82 — $152.33	90,632	3.97	$127.08	90,632	$127.08
$193.24	2,585	4.23	$193.24	2,585	$193.24
	9,449,833	6.60	$ 18.80	6,197,971	$ 17.95

(1) This amount includes 1,254,850 of Mr. Malone's unvested but exercisable Series B options at an exercise price of $20.10 per share.

(2) This amount includes 1,254,850 of Mr. Malone's unvested but exercisable Series C options at an exercise price of $18.26 per share.

	SARs outstanding			SARs exercisable	
Base Price Range	Number	Weighted average remaining contractual life (years)	Weighted average base price	Number	Weighted average base price
LGI Series A common stock					
$ 6.84	1,731,102	7.77	$ 6.84	139,345	$ 6.84
$10.90 — $15.09	2,195,858	7.79	11.22	347,864	11.44
$16.93 — $19.64	879,364	8.83	18.19	126,806	18.07
$23.04 — $27.10	1,461,300	6.55	24.12	—	—
	6,267,624	7.64	$14.00	614,015	$11.76
LGI Series C common stock					
$ 6.48	1,728,306	7.77	$ 6.48	136,549	$ 6.48
$10.31 — $14.29	2,192,862	7.79	10.62	344,868	10.83
$16.02 — $18.60	874,624	8.83	17.23	122,066	17.11
$21.59 — $26.04	1,461,300	6.55	22.84	—	—
	6,257,092	7.64	$13.25	603,483	$11.12

A total of 1,731,102 LGI Series A common stock capped SARs and 1,728,306 LGI Series C common stock capped SARs are included in the total SARs outstanding as of December 31, 2005. The holders of LGI Series A common stock capped SAR will receive the difference between $6.84 and the lesser of $10.90 or the market price of LGI Series A common stock on the date of exercise. The holders of LGI Series C common stock capped SARs will receive the difference between $6.48 and the lesser of $10.31 or the market price of LGI Series C common stock on the date of exercise.

	Restricted stock outstanding		
Stock Price Range	Number	Weighted average remaining contractual life (years)	Weighted average stock price
LGI Series A common stock			
$21.87 — $24.02	100,893	3.04	$23.53
LGI Series B common stock			
$22.23	59,270	4.00	$22.23
LGI Series C common stock			
$20.68 — $22.73	159,260	3.39	$21.68

Liberty Jupiter, Inc. Stock Plan

Four individuals, including one of our executive officers, an officer of one of our subsidiaries and one of LMI's former directors (who ceased being a director effective with the LGI Combination), own an 18.75% common stock interest in Liberty Jupiter, Inc., which owned an approximate 4.3% indirect interest in J:COM at December 31, 2005. Under the amended and restated shareholders agreement, the individuals can require us, or we have the right at any time, to purchase all or part of their common stock interest in exchange for LGI common stock at its then-fair market value. Compensation charges with respect to the interests held by the aforementioned officers and former director were $1,930,000, $6,318,000, and $1,164,000 in 2005, 2004 and 2003, respectively.

J:COM Stock Option Plan

J:COM maintains subscription-rights option and stock purchase warrant plans for certain directors and employees of J:COM's consolidated managed franchises and for directors and employees of J:COM's nonconsolidated managed franchises and other non-employees. Pursuant to these plans, J:COM's board of directors and shareholders approved the grant of options to purchase J:COM's ordinary shares at an initial exercise price of ¥92,000 ($810) per share. The exercise price was subject to adjustment upon an effective IPO to the lower of ¥92,000 per share or the IPO price. The exercise price was adjusted during the first quarter of 2005 to ¥80,000 ($705) per share in connection with the consummation of J:COM's IPO. For additional information concerning J:COM's IPO, see note 5.

Non-management employees vest two years from the date of grant, unless their individual grant agreements provide otherwise. Management employees vest in four equal installments from date of grant, unless their individual grant agreements provide otherwise. At December 31, 2005, the remaining weighted average vesting period for J:COM's outstanding options was 0.77 years. These options generally expire 10 years from date of grant, currently ranging from August 23, 2010 to August 23, 2012. As of December 31, 2005, J:COM has granted the maximum number of options under existing authorized plans.

J:COM has accounted for awards granted to its consolidated managed franchises' directors, employees and others under APB No. 25 and FIN No. 44. Based on J:COM's estimated fair value per ordinary share, there was no intrinsic value at the date of grant under the plans. As the exercise price at the date of grant was uncertain, the plans were considered variable awards.

A summary of the J:COM subscription-rights options and stock purchase warrants activity in 2005 is as follows:

	Number	Weighted Average Exercise Price
Outstanding at January 1, 2005	213,076	¥92,000
Granted	—	NA
Canceled	(23,914)	82,034
Exercised	(11,658)	80,000
Outstanding at December 31, 2005	177,504	¥80,141
Exercisable at December 31, 2005	142,701	¥80,176

The following table summarizes certain information concerning the shares underlying J:COM's outstanding employee and non-employee stock options and warrants at December 31, 2005:

	Options outstanding			Options exercisable	
Exercise Price Range	Number	Weighted average remaining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
J:COM plans					
¥80,000 — ¥92,000	177,504	5.88	¥80,141	142,701	¥80,176

Austar Stock Option Plans

At December 31, 2005, Austar had 50,000 options outstanding to purchase ordinary shares at an exercise price of $4.70. Options granted under Austar's stock option plan generally vest over four years and expire ten years from the date of grant. All options outstanding at December 31, 2005 were fully vested and exercisable and expire in 2009. No additional options are expected to be issued pursuant to this plan.

Prior to our acquisition of a controlling interest in Austar on December 14, 2005, Austar had implemented compensatory plans that provided for the purchase of Austar Class A and Class B shares by senior management at various prices and the conversion of the purchased shares into Austar ordinary shares, subject to vesting schedules. At December 31, 2005, Austar senior management had purchased Class A and Class B shares that had not been converted into ordinary shares aggregating 20,840,817 and 54,025,795, respectively. All of the Class A shares and none of the Class B shares are vested.

(15) Related Party Transactions

Related Party Transactions of LGI and UGC

The related party transactions discussed in this section exclude amounts related to J:COM related party transactions, which are discussed separately below.

Related party revenue of LGI and its consolidated subsidiaries other than J:COM (including UGC for 2005 and 2004) was $12,145,000, $8,177,000 and $862,000 during the years ended December 31, 2005, 2004 and 2003, respectively, which consisted primarily of management, advisory and programming license fees, call center charges and fees for uplink services charged to our equity method affiliates. Related party operating expenses of LGI and its consolidated subsidiaries other than J:COM (including UGC for 2005 and 2004) were $26,223,000 and $19,645,000 during the years ended December 31, 2005 and 2004, respectively, which consisted primarily of programming costs and interconnect fees charged by equity method affiliates.

Prior to the LGI Combination, Liberty Media may have been deemed to be an affiliate of LMI by virtue of John C. Malone's voting power in Liberty Media and LMI, as well as his positions as Chairman of the Board of Liberty Media and Chairman of the Board, Chief Executive Officer and President of LMI, and the fact that six of LMI's eight directors were also directors of Liberty Media. As a result of (i) the dilution of Mr. Malone's voting power, (ii) his ceasing to be our Chief Executive Officer and President and (iii) a reduction in the number of common directors between LGI and Liberty Media that has occurred in connection with the LGI Combination, we believe that Liberty Media is not currently an affiliate of our company. Accordingly, transactions with Liberty Media or its subsidiaries that occurred after the LGI Combination are not disclosed below.

During the 2004 period prior to the spin off, a subsidiary of our company borrowed $116,666,000 from Liberty Media pursuant to certain notes payable. Interest expense accrued on the amounts borrowed pursuant to such notes payable was $1,534,000 in 2004. In connection with the spin off, Liberty Media also entered into a Short-Term Credit Facility with our company. Pursuant to the Short-Term Credit Facility, Liberty Media had agreed to make loans to us from time to time up to an aggregate principal amount of $383,334,000. Amounts borrowed under the Short-Term Credit Facility and the notes payable accrued interest at 6% per annum, compounded semi-annually, and were due and payable no later than March 31, 2005. During 2004, all amounts due to Liberty Media under the notes payable were repaid with proceeds from the LMI Rights Offering and the Short-Term Credit Facility was terminated.

For periods prior to the spin off, corporate expenses were allocated from Liberty Media to us based upon the cost of general and administrative services provided. We believe such allocations were reasonable and materially approximated the amount that we would have incurred on a stand-alone basis. Amounts allocated to us prior to the spin off pursuant to these arrangements aggregated $10,833,000 and $10,873,000 in 2004 and 2003, respectively. The 2004 amount includes costs associated with the spin off aggregating $2,952,000. Pursuant to the Reorganization Agreement (see note 2), we and Liberty Media each agreed to pay 50% of such spin off costs. Excluding our share of such spin off costs, the intercompany amounts owed to Liberty Media as a result of these allocations were contributed to our equity in connection with the spin off. The amounts allocated by Liberty Media are included in SG&A expenses in our consolidated statements of operations.

In connection with the spin off, we and Liberty Media entered into a Facilities and Services Agreement that sets forth the terms that apply to services and other benefits provided by Liberty Media to us following the spin off. Pursuant to the Facilities and Services Agreement, Liberty Media provided us with office space and certain general and administrative services including legal, tax, accounting, treasury, engineering and investor relations support. We reimbursed Liberty Media for direct, out-of-pocket expenses incurred by Liberty Media in providing these services and for our allocable portion of facilities costs and costs associated with any shared services or personnel. Amounts charged to us pursuant to this agreement aggregated $1,254,000 for the 2005 period ended on June 15, 2005 (the date of the LGI Combination) and $1,324,000 for the period from the Spin Off Date through December 31, 2004 and are included in SG&A expenses in our consolidated statements of operations. Although we continue to lease office space from Liberty Media, we no longer receive any other significant services from Liberty Media.

Prior to the spin off, Liberty Media transferred to our company a 25% ownership interest in two of Liberty Media's aircraft. In connection with the transfer, we and Liberty Media entered into certain agreements pursuant to which, among other things, we and Liberty Media share the costs of Liberty Media's flight department and the costs of maintaining and operating the jointly owned aircraft. Costs are allocated based upon either our actual usage or our ownership interest, depending on the type of costs. Amounts charged to us pursuant to these agreements aggregated $231,000 and $230,000 for the 2005 period ended on June 15, 2005 (the date of the LGI Combination) and the period from the Spin Off Date through December 31, 2004, respectively, and are included in SG&A expenses in our consolidated statements of operations.

Other agreements between our company and Liberty Media that were entered into in connection with the spin off include the Reorganization Agreement (see note 2) and the Tax Sharing Agreement (see note 12).

During 2005, 2004 and 2003, we recognized interest income from equity method affiliates (including J:COM in 2004 and both J:COM and UGC in 2003) and other related parties aggregating $57,000, $11,166,000 and $18,180,000, respectively. See note 6. In 2004 and 2003, we recognized income from guarantee fees charged to J:COM aggregating $641,000 and $244,000, respectively.

Related Party Transactions of J:COM

J:COM provides programming, construction, management and distribution services to its managed affiliates. In addition, J:COM sells construction materials to such affiliates, provides distribution services to other LGI affiliates and receives distribution fees from Jupiter TV. The revenue from affiliates for such services provided, the related materials sold and distribution fees received amounted to ¥6,233 million ($56,762,000 at the average exchange rate for the period) during the year ended December 31, 2005.

J:COM purchases certain cable television programming from Jupiter TV and other affiliates. Such purchases amounted to ¥4,690 million ($42,711,000 at the average exchange rate) during the year ended December 31, 2005.

J:COM pays monthly fees to a certain equity method affiliate for Internet provisioning services based on an agreed-upon percentage of subscription revenue collected by J:COM from its customers. Payments made to the affiliate under these arrangements amounted to ¥3,235 million ($29,460,000 at the average exchange rate for the period) during the year ended December 31, 2005. This amount is included in operating costs in our consolidated statements of operations.

J:COM has management service agreements with Sumitomo under which officers and management level employees are seconded from Sumitomo to J:COM, whose services are charged as service fees to J:COM based on their payroll costs. The service fees paid to Sumitomo amounted to ¥895 million ($8,151,000 at the average exchange rate for the period) during the year ended December 31, 2005. This amount is included in SG&A expenses in our consolidated statements of operations.

J:COM leases, primarily in the form of capital leases, customer premise equipment, various office equipment and vehicles from two Sumitomo subsidiaries and an affiliate of Sumitomo. The aggregate amount of new lease obligations entered into during the year ended December 31, 2005 amounted to ¥15,850 million ($144,342,000 at the average exchange rate for the period). Interest expense related to assets leased from these Sumitomo entities was ¥1,041 million ($9,480,000) during the year ended December 31, 2005.

As discussed in more detail in note 5, on February 25, 2005, J:COM completed a transaction with Sumitomo, Microsoft and our company whereby J:COM paid aggregate cash consideration of ¥4,420 million ($41,932,000 at February 25, 2005) to acquire each entities' respective interests in Chofu Cable, and to acquire from Microsoft equity interests in certain telecommunications companies.

(16) Transactions with Officers

VLG Acquisition Corp.

Prior to March 2, 2005, Liberty Media owned an indirect 78.2% economic and non-voting interest in VLG Argentina LLC (VLG Argentina), an entity that owned a 50% interest in Cablevisión, the largest cable television company in Argentina. VLG Acquisition Corp. (VLG Acquisition), an entity in which neither Liberty Media nor our company has any ownership interests, owned the remaining 21.8% economic interest and all of the voting power in VLG Argentina. A former executive officer and an officer of our company, each of whom was then an officer of LMI, were shareholders of VLG Acquisition. Prior to joining our company, they sold their equity interests in VLG Acquisition to the remaining shareholder, but each retained a contractual right to 33% of any proceeds in excess of $100,000 from the sale of VLG Acquisition's interest in VLG Argentina, or from distributions to VLG Acquisition by VLG Argentina in connection with a sale of VLG Argentina's interest in Cablevisión. Although we have no direct or indirect equity interest in Cablevisión, we had the right and obligation pursuant to Cablevisión's debt restructuring agreement to contribute $27,500,000 to Cablevisión in exchange for newly issued Cablevisión shares representing approximately 40.0% of Cablevisión's fully diluted equity (the Subscription Right).

On November 2, 2004, a subsidiary of our company, Liberty Media, VLG Acquisition and the then sole shareholder of VLG Acquisition entered into an agreement with a third party to transfer all of the equity in VLG Argentina and all of our rights and obligations with respect to the Subscription Right to the third party for aggregate consideration of $65 million. This agreement provided that $40,527,000 of such proceeds would be allocated to our company for the Subscription Right. We received 50% of such proceeds as a down payment in November 2004 and we received the remainder in March 2005. We recognized a gain of $40,527,000 during the three months ended March 31, 2005 in connection with the closing of this transaction.

As a result of the foregoing transactions, the former executive officer and the officer of our company who retained the above-described contractual rights with respect to VLG Acquisition received aggregate cash distributions of $7.3 million in respect of such rights during the fourth quarter of 2004 and the first quarter of 2005.

(17) Restructuring Charges

Restructuring Charges

A summary of our restructuring charge activity in 2005 is set forth in the table below:

	Employee severance and termination	Office closures	Programming and lease contract termination	Other	Total
			amounts in thousands		
Restructuring liability as of January 1, 2005	$ 10,623	$29,925	$30,528	$ 1,522	$ 72,598
Restructuring charges (credits)	4,180	(8,590)	4,335	(1,026)	(1,101)
Cash paid	(14,838)	(4,084)	(4,759)	(1,314)	(24,995)
Acquisitions and other	15,033	(656)	359	9,362	24,098
Foreign currency translation adjustments	(892)	(3,186)	(167)	842	(3,403)
Restructuring liability as of December 31, 2005	$ 14,106	$13,409	$30,296	$ 9,386	$ 67,197
Short-term portion	$ 10,596	$ 2,345	$ 4,652	$ 9,386	$ 26,979
Long-term portion	3,510	11,064	25,644	—	40,218
Total	$ 14,106	$13,409	$30,296	$ 9,386	$ 67,197

In June 2005, the Europe Broadband corporate offices made the decision to occupy certain office space that had been previously exited by its operations in The Netherlands. As a result of this decision, the restructuring liability has been reduced by approximately €6,200,000 ($7,703,000 at the average rate during the period). In connection with our acquisition of Cablecom in October 2005 and VTR's acquisition of a controlling interest in Metrópolis in April 2005, restructuring liabilities of $9,456,000 and $10,217,000, respectively, were recorded to provide for the cost of terminating certain executive management and other redundant employees of the target companies, and in the case of Metrópolis, to also provide for the cost to remove Metrópolis' redundant broadband distribution systems. In addition, certain of our other acquisitions during 2005 resulted in additions to our restructuring liability.

A summary of UGC's restructuring charge activity in 2004 is set forth in the table below:

	Employee severance and termination	Office closures	Programming and lease contract termination	Other	Total
			amounts in thousands		
Restructuring liability as of January 1, 2004	$ 8,405	$16,821	$34,399	$ 2,442	$ 62,067
Restructuring charges	8,176	16,862	—	794	25,832
Cash paid	(6,938)	(5,741)	(7,566)	(1,057)	(21,302)
Foreign currency translation adjustments	980	1,983	3,695	(657)	6,001
Restructuring liability as of December 31, 2004	$10,623	$29,925	$30,528	$ 1,522	$ 72,598
Short-term portion	$ 4,973	$ 5,271	$ 3,817	$ 345	$ 14,406
Long-term portion	5,650	24,654	26,711	1,177	58,192
Total	$10,623	$29,925	$30,528	$ 1,522	$ 72,598

In May and September 2004, we recorded an aggregate charge of $5,690,000 for severance benefits as a result of a restructuring plan to change the management structure of our operations in The Netherlands from a three-region model to a centralized management organization, eliminating certain redundancies and vacating space under an office lease. In December 2004, we changed our estimate regarding the timing and amount of sub-lease income related to a restructuring plan that was finalized in 2001. While the office space under lease remains vacated, we have been unable to sub-lease this space and cannot predict that it will be able to for the foreseeable future. Accordingly, the restructuring liability has been adjusted by approximately $15,970,000 to reflect our best estimate regarding future sub-lease income for the vacated property. The remaining $4,172,000 of restructuring charges in 2004 related to various redundancy eliminations and other streamlining efforts in Europe.

(18) Defined Benefit Plans

Our indirect subsidiary, Cablecom, maintains various pension plans for its employees. The plans are treated as defined benefit pension plans under U.S. GAAP. Annual service cost for the employee benefit plans is determined using the projected unit credit actuarial method, and prior service cost is amortized on a straight-line basis over the average remaining service period of the employees. As a result of the application of the purchase method of accounting effective October 31, 2005, all unrecognized prior service costs and actuarial gains and losses were eliminated.

Cablecom has established and maintains an investment policy for assets. The investment strategies are long-term in nature and designed to meet the following objectives:

- Ensure that funds are available to pay benefits as they become due;
- Maximize the trusts total returns subject to prudent risk taking; and
- Preserve and/or improve the funded status of the trusts over time.

Allocations to real estate will occur over multiple time periods. Assets targeted to real estate, but not yet allocated, will be invested in fixed income securities with corresponding adjustments to fixed income rebalancing guidelines.

Cablecom reviews the asset mix of the funds on a regular basis. Generally, each fund's asset mix will be rebalanced to the target mix as individual portfolios approach their minimum or maximum levels.

The following is a summary of the funded status of the pension plans for the period October 31, 2005 through December 31, 2005 (amounts in thousands):

Projected benefit obligation at beginning of period	$135,573
Service cost	1,301
Interest cost	1,412
Actuarial loss	104
Plan participants' contributions	1,233
Benefits paid	(844)
Effect of change in exchange rate	(2,571)
Projected benefit obligation at end of period	$136,208
Accumulated benefit obligation at end of period	$127,142
Fair value of plan assets at beginning of period	$102,761
Actual return on plan assets	1,257
Group contributions	1,667
Plan participants' contributions	1,233
Benefits paid	(844)
Effect of change in exchange rate	(1,953)
Fair value of plan assets at end of period	$104,121
Funded status of the plan	
Funded status of the plan	$(32,087)
Unrecognized net actuarial losses	58
Net liability in the balance sheet	$(32,029)

Cablecom cancelled its contract with its multi-employer pension fund effective December 31, 2005 and introduced its own pension fund on January 1, 2006. The effect of the change was reflected in the application of the purchase method of accounting effective October 31, 2005, as the pension plan change was contemplated prior to our company's acquisition of Cablecom.

Actuarial Assumptions

The measurement date used to determine pension plan assumptions was October 31, 2005. The actuarial assumptions used to compute the net periodic pension cost are based upon information available as of the beginning of the period, specifically market interest rates, past experience and management's best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. In computing future costs and obligations, Cablecom must make assumptions about such items as employee mortality and turnover, expected salary and wage increases, discount rate, expected long-term rate of return on plan assets, and expected future cost increases.

Annually, Cablecom sets its discount rate based upon the yields on high-quality fixed-income investments available at the measurement date and expected to be available during the period to maturity of the pension benefits.

The expected rate of return on plan assets is the long-term rate of return Cablecom expects to earn on trust assets. The rate of return is determined by the investment composition of the plan assets and the long term risk and return forecast for each asset category. The forecasts for each asset class are generated using historical information as well as an analysis of current and expected market conditions. The expected risk and return characteristics for each asset class are reviewed annually and revised, as necessary, to reflect changes in the financial markets. To compute the expected return on plan assets, Cablecom applies an expected rate of return to the fair value of the plan assets.

The weighted average assumptions used in determining benefit obligations were as follows:

Expected rate of salary increase	2.00%
Discount rate	3.75%
Return on plan assets	4.50%

The net periodic benefit cost recorded in the consolidated statement of operations consisted of the following components for the period October 31, 2005 through December 31, 2005 (amounts in thousands):

Service cost	$ 1,301
Interest cost	1,412
Expected return on plan assets	(1,215)
Other expense	(42)
Net periodic pension cost	$ 1,456

Plan assets were comprised of the following instruments at December 31, 2005:

Debt securities	52%
Equity securities	27%
Real estate	18%
Other	3%
	100%

The target asset mix established for the plan is as follows:

Equity CHF	13%
Equity foreign	18%
Debt bonds CHF	33%
Debt, bonds foreign	17%
Real estate	10%
Hedge funds	4%
Commodities	3%
Cash	2%
	100%

The expected benefits to be paid by Cablecom in respect of pensions at December 31, 2005 were as follows (amounts in thousands):

2006	$ 2,569
2007	$ 2,687
2008	$ 2,804
2009	$ 3,170
2010	$ 3,635
2011 — 2015	$25,481

(19) Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in our company's consolidated balance sheets and statements of stockholders' equity reflect the aggregate of foreign currency translation adjustments, unrealized holding gains and losses on securities classified as available-for-sale and unrealized gains on cash flow hedges. The change in the components of accumulated other comprehensive earnings (loss), net of taxes, is summarized as follows:

	Foreign currency translation adjustment	Unrealized gains (losses) on securities	Unrealized gains on cash flow hedges	Other comprehensive earnings (loss)
	amounts in thousands			
Balance at December 31, 2002	$(276,703)	$ 16,249	$ —	$(260,454)
Other comprehensive earnings	102,294	111,594	—	213,888
Balance at December 31, 2003	(174,409)	127,843	—	(46,566)
Other comprehensive earnings (loss)	129,141	(122,292)	—	6,849
Effect of change in estimated blended state income tax rate (note 12)	2,222	523	—	2,745
Spin off transaction (note 2)	—	50,982	—	50,982
Balance at December 31, 2004	(43,046)	57,056	—	14,010
Other comprehensive earnings (loss)	(244,045)	(36,932)	4,875	(276,102)
Effect of change in estimated blended state income tax rate (note 12)	(608)	(189)	—	(797)
Balance at December 31, 2005	$(287,699)	$ 19,935	$4,875	$(262,889)

The components of other comprehensive earnings (loss) are reflected in our company's consolidated statements of comprehensive earnings (loss), net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss), net of amounts reclassified to our statements of operations:

	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
	amounts in thousands		
Year ended December 31, 2003:			
Foreign currency translation adjustments	$ 168,239	$ (65,945)	$ 102,294
Unrealized holding gains	182,941	(71,347)	111,594
Other comprehensive earnings	$ 351,180	$(137,292)	$ 213,888
Year ended December 31, 2004:			
Foreign currency translation adjustments	$ 133,729	$ (4,588)	$ 129,141
Unrealized holding losses	(209,961)	87,669	(122,292)
Effect of change in estimated blended state income tax rate (note 12)	—	2,745	2,745
Other comprehensive earnings (loss)	$ (76,232)	$ 85,826	$ 9,594
Year ended December 31, 2005:			
Foreign currency translation adjustments	$(236,837)	$ (7,208)	$(244,045)
Unrealized holding losses	(58,645)	21,713	(36,932)
Unrealized gains on cash flow hedges	4,875	—	4,875
Effect of change in estimated blended state income tax rate (note 12)	—	(797)	(797)
Other comprehensive loss	$(290,607)	$ 13,708	$(276,899)

(20) Commitments and Contingencies

Commitments

In the normal course of business, we have entered into agreements that commit our company to make cash payments in future periods with respect to non-cancelable leases, programming contracts, satellite carriage commitments, purchases of customer premise equipment, construction activities, network maintenance, and upgrade and other commitments arising from our agreements with local franchise authorities. We expect that in the normal course of business, operating leases that expire generally will be renewed or replaced by similar leases. As of December 31, 2005, the U.S. dollar equivalents (based on December 31, 2005 exchange rates) of such commitments are as follows:

	Payments due during						
	2006	2007	2008	2009	2010	Thereafter	Total
	amounts in thousands						
Operating leases	$122,419	$107,990	$ 80,456	$60,935	$49,876	$163,538	$ 585,214
Programming, satellite and other purchase obligations	252,575	78,553	39,438	18,740	9,441	60,008	458,755
Other commitments	143,111	16,164	6,485	4,563	4,447	10,129	184,899
	$518,105	$202,707	$126,379	$84,238	$63,764	$233,675	$1,228,868

Programming commitments consist of obligations associated with certain of our programming contracts that are enforceable and legally binding on us in that we have agreed to pay minimum fees, regardless of the actual number of subscribers to the programming services or whether we terminate cable service to a portion of our subscribers or dispose of a portion of our cable systems. Satellite commitments consist of obligations associated with satellite services provided to our company. Other purchase obligations include commitments to purchase customer premise equipment that are enforceable and legally binding on us.

Other commitments consist of commitments to rebuild or upgrade cable systems and to extend the cable network to new developments, and perform network maintenance, and other fixed minimum contractual commitments associated with our agreements with franchise or municipal authorities. The amount and timing of the payments included in the table with respect to our rebuild, upgrade and network extension commitments are estimated based on the remaining capital required to bring the cable distribution system into compliance with the requirements of the applicable franchise agreement specifications.

In addition to the commitments set forth in the table above, we have commitments under agreements with programming vendors, franchise authorities and municipalities, and other third parties pursuant to which we expect to make payments in future periods. Such amounts are not included in the above table because they are not fixed or determinable due to various factors.

Rental expense under non-cancelable operating lease arrangements amounted to $148,667,000, $88,588,000, and $2,934,000 in 2005, 2004 and 2003, respectively. It is expected that in the normal course of business, operating leases that expire generally will be renewed or replaced by similar leases.

We have established various defined contribution benefit plans for our employees. The aggregate expense for matching contributions under our various defined contribution employee benefit plans was $20,721,000, $15,536,000 and $261,000 in 2005, 2004 and 2003, respectively.

Contingent Obligations

Our equity method investment in Mediatti is owned by our consolidated subsidiary, Liberty Japan MC, LLC (Liberty Japan MC). Olympus Mediacom L.P. (Olympus), another shareholder of Mediatti, has a put right that is first exercisable during July 2008 to require Liberty Japan MC to purchase all of its Mediatti shares at fair value. If Olympus exercises such right, the two minority shareholders who are party to the shareholders agreement may also require Liberty Japan MC to purchase their Mediatti shares at fair value. If Olympus does not exercise such right, Liberty Japan MC has a call right that is first exercisable during July 2009 to require Olympus and the minority shareholders to sell their Mediatti shares to Liberty Japan MC at the then fair value. If both the Olympus put right and the Liberty Japan MC call right expire without being exercised during the first exercise period, either may thereafter exercise its put or call right, as applicable, until October 2010.

Pursuant to the agreement with CPE governing Belgian Cable Investors, CPE has the right to require BCH to purchase all of CPE's interest in Belgian Cable Investors for the then appraised fair value of such interest during the first 30 days of every six-month period beginning in December 2007. BCH has the corresponding right to require CPE to sell all of its interest in Belgian Cable Investors to BCH for appraised fair value during the first 30 days of every six-month period following December 2009. For additional information, see note 6.

As further described in note 5, Zone Vision's Class B1 shareholders have the right, subject to vesting, to put 60% and 100% of their Class B1 shares to chellomedia on January 7, 2008 and January 7, 2010, respectively. chellomedia has a corresponding call right.

In connection with the April 13, 2005 combination of VTR and Metrópolis, CCC acquired an option to require UGC to purchase CCC's equity interest in VTR at fair value, subject to a $140 million floor price. This option is exercisable by CCC beginning on April 13, 2006 and expires on April 13, 2015. We have reflected the $7,997,000 fair value of this put obligation at December 31, 2005 in other current liabilities in our consolidated balance sheet. For additional information, see note 8.

Guarantees and Other Credit Enhancements

At December 31, 2005, J:COM guaranteed ¥11,074 million ($93,887,000) of the debt of certain of its affiliates. The debt maturities range from 2007 to 2017.

In the ordinary course of business, we have provided indemnifications to (i) purchasers of certain of our assets, (ii) our lenders, (iii) our vendors and (iv) other parties. In addition, we have provided performance and/or financial guarantees to local municipalities, our customers and vendors. Historically, these arrangements have not resulted in our company making any material payments and we do not believe that they will result in material payments in the future.

Legal Proceedings and Other Contingencies

Cignal — On April 26, 2002, United Pan Europe Communications, N.V. (UPC), the parent of UPC Holding, received a notice that certain former shareholders of Cignal Global Communications (Cignal) filed a lawsuit against UPC in the District Court of Amsterdam, The Netherlands, claiming $200 million on the basis that UPC failed to honor certain option rights that were granted to those shareholders in connection with the acquisition of Cignal by Priority Telecom. UPC believes that it has complied in full with its obligations to these shareholders through the successful completion of the IPO of Priority Telecom on September 27, 2001. Accordingly, UPC believes that the Cignal shareholders' claims are without merit and intends to defend this suit vigorously. In December 2003, certain members and former members of the Supervisory Board of Priority Telecom were put on notice that a tort claim may be filed against them for their cooperation in the IPO. On May 4, 2005, the court rendered its decision, dismissing all claims of the former Cignal shareholders. On August 2, 2005, an appeal against the district court decision was filed. Subsequently when the grounds of appeal were filed in November 2005, only damages suffered by nine individual plaintiffs, rather than all former Cignal shareholders, continued to be claimed. Based on the share ownership information provided by the plaintiffs, the damage claims remaining subject to the litigation are approximately $28 million in the aggregate before statutory interest. The remaining former Cignal shareholders may initiate separate proceedings prior to the expiration of the statute of limitations.

Class Action Lawsuits Relating to the LGI Combination — Since January 18, 2005, twenty-one lawsuits have been filed in the Delaware Court of Chancery and one lawsuit in the Denver District Court, State of Colorado, all purportedly on behalf of UGC's public stockholders, regarding the announcement on January 18, 2005 of the execution by UGC and LMI of the agreement and plan of merger for the combination of the two companies under LGI. The defendants named in these actions include UGC, former directors of UGC, and LMI. The allegations in each of the complaints, which are substantially similar, assert that the defendants have breached their fiduciary duties of loyalty, care, good faith and candor and that various defendants have engaged in self-dealing and unjust enrichment, approved an unfair price, and impeded or discouraged other offers for UGC or its assets in bad faith and for improper motives. The complaints seek various remedies, including damages for the public holders of UGC's stock and an award of attorney's fees to plaintiffs' counsel. On February 11, 2005, the Delaware Court of Chancery consolidated all twenty-one Delaware lawsuits into a single action. Also, on April 20, 2005, the Denver District Court, State of Colorado, issued an order granting a joint stipulation for stay of the action filed in this court pending the final resolution of the consolidated action in Delaware. On May 5, 2005, the plaintiffs in the Delaware action filed a consolidated amended complaint containing allegations substantially similar to those found in and naming the same defendants named in the original complaints. The defendants filed their answers to the consolidated amended complaint on September 30, 2005. The parties are proceeding with pre-trial discovery activity. The defendants believe that a fair process was followed and a fair price was paid to the public stockholders of UGC in connection with the LGI Combination and intend to vigorously defend this action.

The Netherlands Rate Increases — On September 28, 2005, the Dutch competition authority, NMA, informed UPC Nederland B.V. (UPC NL), our Dutch subsidiary, that it had closed its investigation with respect to the price increases for our analog video services in 2003-2005. The NMA concluded that the price increases were not excessive and therefore we did not abuse our dominant position in the analog video services market. This decision was, for six weeks, open for appeal by parties who could show they had an interest in the matter. The incumbent telecommunications operator submitted an appeal. UPC NL is objecting to the admissibility of this appeal. The NMA is expected to make a decision during the first quarter of 2006.

Historically, in many parts of The Netherlands, UPC NL is a party to contracts with local municipalities that seek to control aspects of its Dutch business including, in some cases, pricing and package composition. Most of these contracts have been eliminated by agreement, although some contracts are still in force and under negotiation. In some cases there is litigation ongoing with certain municipalities resisting UPC NL's attempts to move away from the contracts.

The Netherlands Regulatory Developments — As part of the process of implementing certain directives promulgated by the European Union in 2003, the Dutch national regulatory authority (OPTA) has been analyzing eighteen markets predefined in the directives and an additional nineteenth market relating to the retail delivery of radio and television packages to determine if any operator or service provider has "significant market power" within the meaning of the EU directives. In November 2005, the Commission of European Communities (EC Commission) announced its approval of OPTA's draft decision notified in September 2005 with respect to the wholesale broadcast market finding that UPC NL has significant market power in the distribution of both free-to-air and pay television programming. As a result, OPTA may require us to provide access to content providers and packagers that seek to distribute content over our network using their own conditional access platforms, which content is not already part of our own basic tier television offering. This access must be offered on a non-discriminatory and transparent basis at cost oriented prices regulated by OPTA. Further we would be obliged to grant program providers access to our basic tier offering in certain circumstances in line with current laws and regulations. OPTA has stated that requests for access must be reasonable and that a request by a third party that has an alternative infrastructure or that would result in disproportionate use of available network capacity would not likely be considered reasonable.

In September 2005, OPTA also notified the EC Commission of its draft decision that UPC NL has significant market power in the market relating to the retail delivery of radio and television packages. The obligations OPTA proposed to impose include retail price regulation on a cost oriented basis of the analog package, a requirement to indicate to consumers which part of the subscription fees relates to network costs and which part relates to programming costs, and a requirement to unbundle analog video services from other services. In December 2005, the EC Commission approved OPTA's revised submission with respect to regulation of this retail market on the basis that it was limited to one year and that OPTA would not intervene in cable operators' retail prices as long as these do not increase by more than the CPI increase. OPTA may, while monitoring the market, seek further powers to regulate cable end-user pricing in the future.

OPTA has not yet published final decisions setting forth the exact scope of the obligations to be imposed with respect to these markets. The decisions are expected in the first quarter of 2006. UPC NL is reviewing its options to challenge these decisions through the competent courts in The Netherlands.

Teleclub litigation — Cablecom is involved in a number of proceedings with Teleclub AG (Teleclub), which has exclusive rights to a significant portion of the premium and sports content distributed in Switzerland. Swisscom AG (Swisscom), the incumbent telecommunications operator, holds an indirect controlling interest in Teleclub. In proceedings before the Competition Commission initiated by Teleclub, based on a preliminary fact finding and legal assessment process, Cablecom was determined to be dominant in the market for distribution of television signals via cable television networks in the areas in which it operates. Interim measures were granted in September 2002 ordering Cablecom, among other things, to transmit the digital television signals of Teleclub and allow the installation of Teleclub's proprietary set-top boxes on the Cablecom network. In September 2003, the Swiss Federal Court, while assuming that Cablecom holds a dominant position, reversed the Competition Commission's decision on the interim measures related to installing set-top boxes of Teleclub's choosing on the basis that Cablecom's objection to doing so may be justified by legitimate business reasons. The Competition Commission is continuing its investigation of whether Cablecom's application of its digital standards or digital platform to the distribution of Teleclub's digital television signals may constitute an abuse of a dominant position. Given the finding of dominance, which the Competition Commission confirmed in October 2004 in a legal opinion prepared for the Swiss Price Regulator, if Cablecom is found to have abused its dominant position, Teleclub may be granted the relief requested, Cablecom may be found to have violated the Federal Act on Cartels and other restrictions of Competition (the Cartels Act), and Cablecom may be subject to administrative fines and additional civil litigation.

In October 2002, the Competition Commission also investigated whether the encryption of the digital channels offered by Cablecom as part of its basic digital package constitutes an abuse of a dominant position as such encryption would prevent reception of these channels through any alternative set-top box. Until a final determination has been made in the pending proceedings between Teleclub and Cablecom, the Competition Commission has suspended its investigation. Should this proceeding be resumed and have an adverse outcome, Cablecom may be subject to fines and sanctions under the Cartels Act and may be required to make its digital service available through alternate set-top boxes. For the same reason described above, the Competition Commission has not acted on the request of the Swiss Price Regulator to intervene against Cablecom to cease encrypting the digital signal and allow use of third-party set-top boxes on Cablecom's network and to prohibit bundling of set-top box rental and content subscription.

An unfavorable outcome from the Teleclub legal proceedings could result in an adverse effect on Cablecom's business. We expect that these proceedings may continue for several years until a non-appealable decision has been made. We cannot currently predict the outcome of these proceedings.

Income Taxes — We operate in numerous countries around the world and accordingly we are subject to, and pay annual income taxes under, the various income tax regimes in the countries in which we operate. The tax rules and regulations in many countries are highly complex and subject to interpretation. In the normal course of business, we may be subject to a review of our income tax filings by various taxing authorities. In connection with such reviews, disputes could arise with the taxing authorities over the interpretation or application of certain income tax rules related to our business in that tax jurisdiction. Such disputes may result in future tax and interest assessments by these taxing authorities. We have recorded an estimated liability in our consolidated tax provision for any such amount that we do not have a probable position of sustaining upon review of the taxing authorities. We adjust our estimates periodically because of ongoing examinations by and settlements with the various taxing authorities, as well as changes in tax laws, regulations, interpretations, and precedent. We believe that adequate accruals have been made for contingencies related to income taxes, and have classified these in long-term liabilities based upon our estimate of when the ultimate resolution of the contingent liability will occur. The ultimate resolution of the contingent liability will take place upon the earlier of (i) the settlement date with the applicable taxing authorities or (ii) the date when the tax authorities are statutorily prohibited from adjusting the company's tax computations. Any difference between the amount accrued and the ultimate settlement amount, if any, will be released to income or recorded as a reduction of goodwill depending upon whether the liability was initially recorded in purchase accounting.

Regulatory Issues — Video distribution, Internet, telephony and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country, although in some significant respects regulation in European markets is harmonized under the regulatory structure of the European Union. Adverse regulatory developments could subject our businesses to a number of risks. Regulation could limit growth, revenue and the number and types of services offered. In addition, regulation may restrict our operations and subject them to further competitive pressure, including pricing restrictions, interconnect and other access obligations, and restrictions or controls on content, including content provided by third parties. Failure to comply with current or future regulation could expose our businesses to various penalties.

In addition to the foregoing items, we have contingent liabilities related to (i) legal proceedings, (ii) wage, property and sales tax issues and (iii) other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In our opinion, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to our consolidated financial statements.

(21) Information about Operating Segments

We own a variety of international subsidiaries and investments that provide broadband communications services, and to a lesser extent, video programming services. We identify our reportable segments as (i) those consolidated subsidiaries that represent 10% or more of our revenue, operating cash flow (as defined below), or total assets, and (ii) those equity method affiliates where our investment or share of operating cash flow represents 10% or more of our total assets or operating cash flow, respectively. In certain cases, we may elect to include an operating segment in our segment disclosure that does not meet the above-described criteria for a reportable segment. We evaluate performance and make decisions about allocating resources to our operating segments based on financial measures such as revenue and operating cash flow. In addition, we review non-financial measures such as subscriber growth and penetration, as appropriate.

Operating cash flow is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. As we use the term, operating cash flow is defined as revenue less operating and SG&A expenses (excluding depreciation and amortization, stock-based compensation, and impairment, restructuring and other operating charges or credits). We believe operating cash flow is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Our internal decision makers believe operating cash flow is a meaningful measure and is superior to other available GAAP measures because it represents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmarking between segments in the different countries in which we operate and identify strategies to improve operating performance. For example, our internal decision makers believe that the inclusion of impairment and restructuring charges within operating cash flow would distort the ability to efficiently assess and view the core operating trends in our segments. In addition, our internal decision makers believe our measure of operating cash flow is important because analysts and investors use it to compare our performance to other companies in our industry. A reconciliation of total segment operating cash flow to our consolidated earnings (loss) before income taxes, minority interests and discontinued operations is presented below. Investors should view operating cash flow as a measure of operating performance that is a supplement to, and not a substitute for, operating income, net earnings, cash flow from operating activities and other GAAP measures of income.

We have identified the following consolidated operating segments as our reportable segments:

- Europe (Europe Broadband)
  - The Netherlands
  - Switzerland
  - France
  - Austria
  - Other Western Europe
  - Hungary
  - Other Central and Eastern Europe
- Japan (J:COM)
- Chile (VTR)

All of the reportable segments set forth above provide broadband communications services, including video, voice and Internet services. The Europe Broadband operating segments provided services in 13 European countries at December 31, 2005. Other Western Europe includes our operating segments in Ireland, Sweden and Belgium. Other Central and Eastern Europe includes our operating segments in Poland, Czech Republic, Slovak Republic, Romania and Slovenia. Our corporate and other category includes (i) certain less significant consolidated operating segments that provide DTH satellite services in Australia, broadband communications services in Puerto Rico, Brazil and Peru and video programming and other services in Europe and Argentina, and (ii) our corporate segment. Intersegment eliminations primarily represents the elimination of intercompany transactions between Europe Broadband and chellomedia.

J:COM provides video, voice and Internet access services in Japan. Prior to 2005, we accounted for our interest in Super Media/J:COM using the equity method. As a result of a change in the corporate governance of Super Media that occurred on February 18, 2005, we began accounting for Super Media and J:COM as consolidated subsidiaries effective January 1, 2005. For additional information concerning Super Media and J:COM, see note 5 and note 6.

VTR is an 80%-owned subsidiary that provides video, voice and Internet access services in Chile.

Prior to January 2005, the Internet division of chellomedia, which we refer to as chello broadband, provided Internet access, on-line content, product development and other support activity for Europe Broadband's broadband Internet access business. In connection with the transfer of the assets and liabilities of chello broadband from chellomedia to Europe Broadband, together with the day-to-day management of the broadband Internet access business, we began reporting chello broadband as a component of Europe Broadband effective January 1, 2005. In addition, in connection with the LGI Combination, we decided that we would provide additional reportable segments within Europe Broadband and that Europe Broadband would allocate certain costs, which previously had been reflected in the corporate and other category, to its operating segments. The segment information for the years ended December 31, 2004 and 2003 has been restated to reflect the above-described changes. Additionally, our reportable segments have been reclassified for all periods to present our broadband operations in Norway as discontinued operations. The costs previously allocated to UPC Norway by Europe Broadband have been reclassified to the corporate and other category for all periods presented. See note 5.

Performance Measures of Our Reportable Segments

The amounts presented below represent 100% of each business' revenue and operating cash flow. These amounts are combined and are then adjusted to remove the amounts related to J:COM for 2004 and UGC and J:COM for 2003 to arrive at the reported consolidated amounts. Additionally, the 2004 and 2003 reportable segments have been reclassified to present our broadband operations in Norway as discontinued operations. Accordingly, we present the reportable segments of our continuing operations. This presentation is designed to reflect the manner in which management reviews the operating performance of individual businesses regardless of whether the investment is accounted for as a consolidated subsidiary or an equity investment. It should be noted, however, that this presentation is not in accordance with GAAP since the results of equity method investments are required to be reported on a net basis. Further, we could not, among other things, cause any noncontrolled affiliate to distribute to us our proportionate share of the revenue or operating cash flow of such affiliate.

As we control both VTR and Super Media/J:COM, GAAP requires that we consolidate 100% of the revenue and expenses of these entities in our consolidated statements of operations. The minority owners' interests in the operating results of VTR, J:COM and other less significant majority owned subsidiaries are reflected in minority interests in losses (earnings) of subsidiaries, net in our consolidated statements of operations. It should be noted that our ability to consolidate J:COM is dependent on our ability to continue to control Super Media, which will be dissolved in February 2010 unless we and Sumitomo mutually agree to extend the term. If Super Media is dissolved and we do not otherwise control J:COM at the time of any such dissolution, we will no longer be in a position to consolidate J:COM. When reviewing and analyzing our operating results, it is important to keep in mind that other third party entities own significant interests in J:COM and VTR and that Sumitomo effectively has the ability to prevent our company from consolidating J:COM after February 2010.

	Year Ended December 31,					
	2005		2004		2003	
	Revenue	Operating cash flow	Revenue	Operating cash flow	Revenue	Operating cash flow
	amounts in thousands					
Performance Measures						
Europe Broadband						
The Netherlands	$ 780,934	$ 360,924	$ 730,483	$ 375,738	$ 617,488	$ 286,945
Switzerland	122,078	43,525	—	—	—	—
France	513,762	97,247	312,948	45,774	113,842	11,935
Austria	322,196	137,247	306,479	122,307	266,387	107,953
Other Western Europe	321,377	111,168	174,389	63,680	106,962	46,203
Total Western Europe	2,060,347	750,111	1,524,299	607,499	1,104,679	453,036
Hungary	281,707	108,378	217,429	82,455	165,310	60,481
Other Central and Eastern Europe	370,560	147,270	252,064	94,478	197,108	66,662
Total Central and Eastern Europe	652,267	255,648	469,493	176,933	362,418	127,143
Total Europe Broadband	2,712,614	1,005,759	1,993,792	784,432	1,467,097	580,179
Japan (J:COM)	1,662,105	636,297	1,504,709	589,597	1,233,492	428,318
Chile (VTR)	444,161	151,450	299,951	108,752	229,835	69,951
Corporate and other	407,564	(22,661)	285,507	(51,397)	263,020	(38,354)
Intersegment eliminations	(75,112)	—	(47,361)	—	(55,169)	—
Total LGI before elimination of equity affiliates	5,151,332	1,770,845	4,036,598	1,431,384	3,138,275	1,040,094
Elimination of equity affiliates	—	—	(1,504,709)	(589,597)	(3,029,885)	(1,022,347)
Total consolidated LGI	$5,151,332	$1,770,845	$ 2,531,889	$ 841,787	$ 108,390	$ 17,747

	Investments in affiliates December 31, 2005	Investments in affiliates December 31, 2004	Long-lived assets December 31, 2005	Long-lived assets December 31, 2004	Total assets December 31, 2005	Total assets December 31, 2004
	amounts in thousands					
Balance Sheet Data						
Europe Broadband						
The Netherlands	$ —	$ —	$ 2,692,385	$2,027,965	$ 2,754,895	$ 2,115,688
Switzerland	5,638	—	3,754,010	—	4,125,279	—
France	—	—	1,037,746	1,076,866	1,151,341	1,204,716
Austria	—	—	1,004,817	826,680	1,037,758	876,201
Other Western Europe	—	—	994,695	476,272	1,050,560	531,454
Total Western Europe	5,638	—	9,483,653	4,407,783	10,119,833	4,728,059
Hungary	—	—	698,949	516,898	739,508	547,487
Other Central and Eastern Europe	64	11,797	1,365,443	452,612	1,481,006	541,554
Total Central and Eastern Europe	64	11,797	2,064,392	969,510	2,220,514	1,089,041
Total Europe Broadband	5,702	11,797	11,548,045	5,377,293	12,340,347	5,817,100
Japan (J:COM)	43,701	36,846	4,247,725	3,814,682	4,911,855	4,289,536
Chile (VTR)	497	—	1,158,309	572,450	1,362,780	682,270
Corporate and other	739,166	1,853,845	1,877,092	1,376,366	4,418,990	6,925,497
Total LGI before elimination of equity affiliates	789,066	1,902,488	18,831,171	11,140,791	23,033,972	17,714,403
Elimination of equity affiliates	—	(36,846)	—	(3,814,682)	—	(4,289,536)
Total consolidated LGI — continuing operations	789,066	1,865,642	18,831,171	7,326,109	23,033,972	13,424,867
Discontinued operations	—	—	325,729	257,542	344,557	277,496
Total consolidated LGI	$789,066	$1,865,642	$19,156,900	$7,583,651	$23,378,529	$13,702,363

The following table provides a reconciliation of total segment operating cash flow to earnings (loss) before income taxes, minority interests and discontinued operations:

	Year ended December 31,		
	2005	2004	2003
	amounts in thousands		
Total segment operating cash flow	$ 1,770,845	$ 841,787	$ 17,747
Stock-based compensation expense	(59,231)	(142,676)	(4,088)
Depreciation and amortization	(1,454,863)	(915,748)	(15,114)
Impairment of long-lived assets	(8,320)	(69,353)	—
Restructuring and other operating credits (charges)	2,753	(28,901)	—
Operating income (loss)	251,184	(314,891)	(1,455)
Interest expense	(433,467)	(286,321)	(2,178)
Interest and dividend income	77,649	65,494	24,874
Share of earnings (losses) of affiliates, net	(22,949)	38,710	13,739
Realized and unrealized gains (losses) on derivative instruments, net	309,973	(35,775)	12,762
Foreign currency transaction gains (losses), net	(209,400)	117,514	5,412
Gain on exchange of investment securities	—	178,818	—
Other-than-temporary declines in fair values of investments	(3,403)	(18,542)	(6,884)
Gains (losses) on extinguishment of debt	(33,700)	27,977	—
Gains (losses) on disposition of non-operating assets, net	115,169	43,714	(4,033)
Other income (expense), net	(263)	(7,931)	6,651
Earnings (loss) before income taxes, minority interests and discontinued operations	$ 50,793	$(191,233)	$ 48,888

	Year ended December 31,		
	2005	2004	2003
	amounts in thousands		
Capital Expenditures			
Europe Broadband			
The Netherlands	$ 152,575	$ 84,698	$ 63,451
Switzerland	27,001	—	—
France	128,655	65,435	48,810
Austria	48,325	53,660	43,751
Other Western Europe	73,544	46,626	22,965
Total Western Europe	430,100	250,419	178,977
Hungary	70,941	39,833	23,004
Other Central and Eastern Europe	84,473	39,776	29,904
Total Central and Eastern Europe	155,414	79,609	52,908
Total Europe Broadband	585,514	330,028	231,885
Japan (J:COM)	354,705	295,914	279,841
Chile (VTR)	98,576	41,685	41,391
Corporate and other	156,198	115,904	82,717
Total LGI before elimination of equity affiliates	1,194,993	783,531	635,834
Elimination of equity affiliates	—	(295,914)	(612,965)
Total consolidated LGI	$1,194,993	$ 487,617	$ 22,869

Geographic Segments

The revenue of our geographic segments is set forth below:

	Year ended December 31, 2005	2004	2003
	amounts in thousands		
Revenue			
Europe			
Europe Broadband			
The Netherlands	$ 780,934	$ 730,483	$ 617,488
Switzerland	122,078	—	—
France	513,762	312,948	113,842
Austria	322,196	306,479	266,387
Sweden	93,007	88,233	75,152
Belgium	40,140	37,463	31,810
Ireland	188,230	48,693	—
Total Western Europe	2,060,347	1,524,299	1,104,679
Hungary	281,707	217,429	165,310
Poland	137,791	110,288	86,156
Czech Republic	101,482	82,163	65,370
Slovak Republic	39,527	32,684	25,426
Romania	67,214	26,929	20,156
Slovenia	24,546	—	—
Total Central and Eastern Europe	652,267	469,493	362,418
Total Europe Broadband	2,712,614	1,993,792	1,467,097
chellomedia(2)	270,766	155,015	145,528
Total Europe	2,983,380	2,148,807	1,612,625
Japan (J:COM)	1,662,105	1,504,709	1,233,492
The Americas			
Chile (VTR)	444,161	299,951	229,835
Other(1)	136,798	130,492	117,492
Total — The Americas	580,959	430,443	347,327
Intersegment eliminations	(75,112)	(47,361)	(55,169)
Total LGI before elimination of equity affiliates	5,151,332	4,036,598	3,138,275
Elimination of equity affiliates	—	(1,504,709)	(3,029,885)
Total consolidated LGI	$5,151,332	$ 2,531,889	$ 108,390

(1) Includes certain less significant operating segments that provide broadband services in Puerto Rico, Brazil and Peru and video programming services in Argentina.

(2) chellomedia's geographic segments are located primarily in the United Kingdom, The Netherlands and other European countries.

The long-lived assets of our geographic segments are set forth below:

	December 31, 2005	December 31, 2004
	amounts in thousands	
Long-lived assets		
Europe		
Europe Broadband		
The Netherlands	$ 2,692,385	$ 2,027,965
Switzerland	3,754,010	—
France	1,037,746	1,076,866
Austria	1,004,817	826,680
Sweden	306,756	255,842
Belgium	122,459	92,410
Ireland	565,480	128,020
Total Western Europe	9,483,653	4,407,783
Hungary	698,949	516,898
Poland	339,038	174,157
Czech Republic	327,507	180,280
Slovak Republic	105,292	61,182
Romania	501,471	36,993
Slovenia	92,135	—
Total Central and Eastern Europe	2,064,392	969,510
Total Europe Broadband	11,548,045	5,377,293
chellomedia(1)	377,282	438,844
Total Europe	11,925,327	5,816,137
Japan (J:COM)	4,247,725	3,814,682
The Americas		
U.S.(2)	790,427	658,167
Chile (VTR)	1,158,309	572,450
Other(3)	264,657	279,355
Total — The Americas	2,213,393	1,509,972
Australia	444,726	—
Total LGI before elimination of equity affiliates	18,831,171	11,140,791
Elimination of equity affiliates	—	(3,814,682)
Total consolidated LGI — continuing operations	18,831,171	7,326,109
Discontinued operations	325,729	257,542
Total consolidated LGI	$19,156,900	$ 7,583,651

(1) chellomedia's geographic segments are located primarily in the United Kingdom, The Netherlands and other European countries.

(2) Primarily represents the assets of our corporate segment.

(3) Includes certain less significant operating segments that provide broadband services in Puerto Rico, Brazil and Peru and video programming services in Argentina.

(22) Accounting Change

In September 2005, the EITF reached a consensus on EITF No. 05-08. Based on the consensus, a temporary difference arises as the result of an entity issuing convertible debt with a beneficial conversion feature. Additionally, the EITF agreed that the deferred tax liability for the related temporary difference should be recorded as an adjustment to additional paid-in capital.

Retrospective transition is required for all instruments with a beneficial conversion feature accounted for in accordance with Issues 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios* and 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments.*

As further described in note 10, UGC issued the UGC Convertible Notes in April 2004. The UGC Convertible Notes are compound financial instruments that contain a foreign currency debt component and an equity component that is indexed to LGI Series A common stock, LGI Series C common stock and currency exchange rates (euro to U.S. dollar). We account for the embedded equity derivative separately at fair value, with changes in fair value reported in our consolidated statements of operations. Although the UGC Convertible Notes do not contain a beneficial conversion feature, we believe that the tax accounting considerations set forth in EITF 05-08 are similar to those associated with the UGC Convertible Notes. Accordingly, we have concluded that our tax accounting for the UGC Convertible Notes should not be different than that prescribed by EITF 05-08, except that the deferred taxes associated with the UGC Convertible Notes should be charged or credited to our statement of operations to match the statement of operations treatment required for changes in the carrying values of the components of the UGC Convertible Notes. As a result, we have retrospectively adopted the provisions of EITF 05-08 in our consolidated financial statements as of December 31, 2005 and 2004, and for the year ended December 31, 2005 and the period during 2004 in which the UGC Convertible Notes were outstanding.

The following financial statement line items for fiscal years 2005 and 2004 were affected by the change in accounting principle:

	As previously reported	As adjusted for accounting change	Effect of accounting change
	amounts in thousands		
Balance Sheet:			
As of December 31, 2004:			
Noncurrent deferred tax liability	$ 458,138	$ 464,661	$ 6,523
Minority interest in subsidiaries	$ 1,216,710	$ 1,213,610	$(3,100)
Accumulated deficit	$(1,649,007)	$(1,652,430)	$(3,423)

	As previously reported	As reclassified for discontinued operations (note 5)	As adjusted for accounting change	Effect of accounting change
	amounts in thousands			
Statement of Operations:				
Year ended December 31, 2004:				
Income tax benefit	$ 17,449	$ 20,323	$ 13,800	$(6,523)
Minority interests in losses subsidiaries	$167,336	$160,624	$163,724	$ 3,100
Loss from continuing operations	$(18,058)	$(10,286)	$(13,709)	$(3,423)
Net loss	$(18,058)	$(18,058)	$(21,481)	$(3,423)
Pro forma loss per common share — basic and diluted:				
Continuing operations	$ (0.06)	$ (0.03)	$ (0.04)	$ (0.01)
Discontinued operations	—	(0.03)	(0.03)	—
	$ (0.06)	$ (0.06)	$ (0.07)	$ (0.01)

(23) Quarterly Financial Information (Unaudited)

	2005			
	1st quarter as adjusted (note 22)	2nd quarter as adjusted (note 22)	3rd quarter as adjusted (note 22)	4th Quarter
	amounts in thousands, except per share amounts			
Revenue				
As previously reported	$1,235,250	$1,276,272	$1,295,795	$1,443,105
Effect of discontinued operations (note 5)	(32,021)	(33,679)	(33,390)	—
As adjusted	$1,203,229	$1,242,593	$1,262,405	$1,443,105
Operating income (loss)				
As previously reported	$ 97,766	$ 41,845	$ 36,423	$ 84,683
Effect of discontinued operations (note 5)	(2,925)	(4,910)	(1,698)	—
As adjusted	$ 94,841	$ 36,935	$ 34,725	$ 84,683
Net earnings (loss):				
As previously reported	$ 26,334	$ (123,348)	$ (152,808)	$ 145,294
Effect of change in accounting (note 22)	(9,801)	9,327	24,905	—
As adjusted	$ 16,533	$ (114,021)	$ (127,903)	$ 145,294
Historical earnings (loss) per common share (note 3) — basic and diluted				
As previously reported	$ 0.08	$ (0.34)	$ (0.32)	$ 0.30
Effect of change in accounting (note 22)	(0.03)	0.03	0.05	—
As adjusted	$ 0.05	$ (0.31)	$ (0.27)	$ 0.30

	2004			
	1st quarter	2nd quarter as adjusted (note 22)	3rd quarter as adjusted (note 22)	4th quarter as adjusted (note 22)
	amounts in thousands, except per share amounts			
Revenue				
As previously reported	$576,200	$580,409	$708,807	$ 778,868
Effect of discontinued operations (note 5)	(25,563)	(28,304)	(27,103)	(31,425)
As adjusted	$550,637	$552,105	$681,704	$ 747,443
Operating income (loss)				
As previously reported	$(83,651)	$(35,297)	$(43,485)	$(151,440)
Effect of discontinued operations (note 5)	231	1,080	(532)	(1,797)
As adjusted	$(83,420)	$(34,217)	$(44,017)	$(153,237)
Net earnings (loss):				
As previously reported	$(83,951)	$ 29,026	$ 78,549	$ (41,682)
Effect of change in accounting (note 22)	—	(10,406)	1,044	5,939
As adjusted	$(83,951)	$ 18,620	$ 79,593	$ (35,743)
Historical and pro forma loss per common share (note 3) — basic and diluted:				
As previously reported	$ (0.27)	$ 0.09	$ 0.23	$ (0.12)
Effect of change in accounting (note 22)	—	(0.03)	0.01	0.02
As adjusted	$ (0.27)	$ 0.06	$ 0.24	$ (0.10)

(24) Subsequent Event

Inode Acquisition

On March 2, 2006, we completed the acquisition of INODE Telekommunikationsdienstleistungs GmbH, an unbundled DSL-provider in Austria, for cash consideration before direct acquisition costs of approximately €93 million ($111 million at the transaction date).

BOARD OF DIRECTORS

JOHN C. MALONE
Chairman of the Board
Chairman of the Board and former
Chief Executive Officer of Liberty Media Corporation
Chairman of the Board and Chief Executive Officer
of Discovery Holding Company

MICHAEL T. FRIES
President and Chief Executive Officer

JOHN P. COLE, JR.
Founder and retired partner of Cole, Raywid & Braverman

JOHN W. DICK
Non-executive Chairman of Hooper Industries Group

PAUL A. GOULD
Managing Director and Executive Vice President
of Allen & Company

DAVID E. RAPLEY
Retired Executive Vice President
VECO Corp. – Alaska

LARRY E. ROMRELL
Retired Executive Vice President of Tele-Communications, Inc.

GENE W. SCHNEIDER
Retired Chairman of the Board, Chief Executive Officer
and founder of UnitedGlobalCom, Inc.

J.C. SPARKMAN
Retired Chairman of the Board of Broadband Services, Inc.

J. DAVID WARGO
President of Wargo & Company, Inc.

EXECUTIVE OFFICERS

JOHN C. MALONE
Chairman of the Board

MICHAEL T. FRIES
President and Chief Executive Officer

AMY M. BLAIR
Senior Vice President, Global Human Resources

CHARLES H.R. BRACKEN
Senior Vice President, Co-Chief Financial Officer
(Principal Financial Officer)

MIRANDA CURTIS
President, Liberty Global Japan

BERNARD G. DVORAK
Senior Vice President, Co-Chief Financial Officer
(Principal Accounting Officer)

ELIZABETH M. MARKOWSKI
Senior Vice President, Secretary, General Counsel

GENE M. MUSSELMAN
President & Chief Operating Officer,
UPC Broadband

SHANE O'NEILL
Senior Vice President, Chief Strategy Officer,
and President, chellomedia

MAURICIO RAMOS
President, Liberty Global Latin America

ANTHONY G. WERNER
Senior Vice President, Chief Technology Officer

FREDERICK G. WESTERMAN III
Senior Vice President, Investor Relations
and Corporate Communications

SHAREHOLDER INFORMATION

Liberty Global's Series A, B and C Common Stock trade on the NASDAQ Stock Market under the symbols LBTYA, LBTYB, and LBTYK, respectively.

CORPORATE HEADQUARTERS – Liberty Global Inc. – 12300 Liberty Boulevard, Englewood, Colorado 80112 – 303.220.6600

TRANSFER AGENT:
Computershare
P.O. Box 43023
Providence, RI 02940
888.219.4391
(Outside the U.S.) +1 781.575.3919

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS:
KPMG LLP
707 Seventeenth Street, Suite 2700
Denver, Colorado 80202

ANNUAL REPORT ON FORM 10-K
Liberty Global's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge (except for exhibits). Please contact Investor Relations.

INVESTOR RELATIONS CONTACTS:

CHRISTOPHER NOYES
303.220.6693

IVÁN NASH VILA
+41 44 277 97 38

CORPORATE COMMUNICATIONS CONTACTS:

HANNE WOLF
303.220.6678

BERT HOLTKAMP
+31 20 778 9447

LIBERTY GLOBAL

12300 Liberty Boulevard Englewood, CO 80112 USA
www.lgi.com